Exhibit (C)(iii)(C)
Budget Statement
2009-10
New South Wales
Budget Paper No. 2

TABLE OF CONTENTS

Chapter 1:	Budget Position
1.1	Introduction	1 - 2
1.2	Budget Results	1 - 3
1.3	Capital Expenditure	1 - 13
1.4	Balance Sheet	1 - 14
1.5	Cash Flow	1 - 16
1.6	Key Budget Variables	1 - 20

Chapter 2:	The Economy
2.1	Introduction	2 - 1
2.2	Overview	2 - 2
2.3	Recent Performance	2 - 5
2.4	Outlook for 2009-10	2 - 11
2.5	Factors Affecting the Economic Outlook	2 - 22

Chapter 3:	Fiscal Strategy and Outlook
3.1	Introduction	3 - 2
3.2	Fiscal Strategy	3 - 2
3.3	Support for the Economy	3 - 4
3.4	Maintaining Sound Finances	3 - 9
3.5	Sustainable Balance Sheet	3 - 16
3.6	Fiscal Targets and Principles: Progress	3 - 19
3.7	Impact of 2009-10 Budget on the Long-Term Fiscal Gap	3 - 20

Chapter 4:	General Government Expenditure
4.1	Introduction	4 - 1
4.2	The Budget Process	4 - 3
4.3	Expenditure Trends and Composition	4 - 7
4.4	Policy Areas	4 - 11

Chapter 5:	General Government Revenues
5.1	Introduction	5 - 1
5.2	Taxation Policy Measures	5 - 2
5.3	Revenue Trends and Composition	5 - 3
5.4	Taxation Revenue	5 - 8
5.5	Grant Revenue	5 - 14
5.6	Other Revenues	5 - 15
5.7	Tax Expenditures and Concessions	5 - 20

Chapter 6:	Federal Financial Relations
6.1	Introduction	6 - 1
6.2	Australian Government Payments	6 - 2
6.3	COAG Reform Agenda	6 - 3
6.4	GST Revenue	6 - 10

Budget Statement 2009-10

Chapter 7:	Balance Sheet Management
7.1	Introduction	7 - 1
7.2	Net Financial Liabilities	7 - 2
7.3	Net Debt	7 - 6
7.4	Net Worth	7 - 15
7.5	Unfunded Superannuation	7 - 16
7.6	Insurance	7 - 24
7.7	Financial Asset Management	7 - 28
7.8	Financial Liability and Risk Management	7 - 30

Chapter 8:	Public Trading Enterprises
8.1	Introduction	8 - 1
8.2	Recent Developments	8 - 2
8.3	Operating Performance	8 - 5
8.4	Capital Expenditure	8 - 6
8.5	Major Sectors	8 - 11

Chapter 9:	Uniform Financial Reporting
9.1	Introduction	9 - 1
9.2	Uniform Presentation Framework	9 - 2
9.3	Uniform Presentation Tables	9 - 9
9.4	Loan Council Allocation	9 - 40

Appendices
A. Progress against Fiscal Responsibility Act 2005 Targets and Principles		A - 1
B. Statement of Accounting Principles and Policies		B - 1
C. Classification of Agencies		C - 1
D. 2008-09 Budget — Summary of Variations		D - 1
E. Tax Expenditure and Concessional Charges Statement		E - 1

Glossary		G - 1

Index

Budget Statement 2009-10

CHAPTER 1: BUDGET POSITION

•	The budget result for 2009-10 is expected to be a deficit of $990 million. This follows an estimated deficit of $1,337 million in 2008-09.

•	The budget is expected to remain in deficit in 2010-11 and return and remain in surplus from 2011-12.
Budget results 2006-07 to 2012-13
•	The global financial crisis has reduced NSW revenues by around $10 billion over the four years to 2011-12. Revenues are expected to increase on average by 5 per cent per annum over the four years to 2012-13 from this new base.

•	There are no new taxes or increases in tax rates introduced in the 2009-10 Budget.

•	Expenses are expected to increase on average by 4 per cent per annum over the four years to 2012-13. The expected growth in expenses will be lower over the budget and forward estimates period than in recent years.

•	The budget incorporates a five point Better Services and Value Plan to improve service delivery and contain the growth in expenses. The Plan maintains the Government’s wages policy and extends the public sector staffing freeze, amalgamates 160 government agencies and offices into 13, establishes a Better Services and Value Taskforce to oversee a series of strategic value-for-money reviews of whole-of-government expenditures, line-by-line audits of agency activities and performance reviews of state owned corporations. The Plan will significantly enhance agency service delivery and allow agency efficiency dividends to be extended to 2011-12 and 2012-13.

Budget Statement 2009-10	1-1

•	The strength of the NSW balance sheet will be used over the next two years to help fund the infrastructure program and to maintain service delivery during the downturn in revenues.

•	Capital expenditure in the general government sector will be a record $7.7 billion in 2009-10 and will total $25.5 billion over the four years to 2012-13. Total State capital expenditure will be $18 billion in 2009-10 and $62.9 billion over the four years to 2012-13, the largest in the State’s history.

•	Record levels of capital expenditure will see an increase in general government net debt from $8.1 billion (2.2 per cent of GSP) in June 2009 to $15.8 billion (3.6 per cent of GSP) in June 2013.

•	Net financial liabilities for the general government sector are expected to increase from $50.3 billion in June 2009 to $55.7 billion in June 2013. This represents a decrease from 13.4 per cent of GSP in June 2009 to 12.6 per cent in June 2013.
1.1 INTRODUCTION
The budget papers focus on the financial and service delivery performance of the general government sector in the context of a difficult economic environment. The general government sector typically delivers public services at less than cost or acts as a regulator of private sector activity.
Beyond the general government sector, the government undertakes commercially focused activities such as electricity and water supply and the provision of public transport. These activities are undertaken by public trading enterprises (PTE) and public financial enterprises (PFE). These agencies do not impact on the budget result, other than through payment of dividends and tax equivalents and where they receive funding to provide services on a subsidised basis.
The 2009-10 Budget is presented based on the existing organisational structure of Government. The 2010-11 Budget will present estimates on the new organisational basis recently announced.
The Operating Statement of the general government sector is set out in Table 1.1. The table highlights key operating statement aggregates:
•	The budget result or net operating balance reports the difference between the full cost of general government service delivery in the financial year, including depreciation of fixed assets, and the revenues earned in the year to fund those services. This is the principal measure of a government’s financial performance for the year.

•	The net lending/(borrowing) reports the net impact of both recurrent and capital activities of the general government sector and their impact on the net financial liabilities.

1-2	Budget Statement 2009-10

The Operating Statement set out in Table 1.1 also reports accounting operating and comprehensive results. The comprehensive result shows the impact of activities undertaken and any revaluations occurring during the year on the net worth of the general government sector.
In accordance with normal budget practice, the estimates do not include the impact of potential business asset transactions i.e. NSW Lotteries, WSN Environmental Solutions, the Superannuation Administration Corporation and the divestments arising from the Government’s Electricity Strategy.
1.2 BUDGET RESULTS
Budget Results for 2009-10
In 2009-10, the budget is expected to record a deficit of $990 million compared with a forecast outcome for 2008-09 of a deficit of $1,337 million.
This budget result reflects the continuing effect of the global economic downturn on NSW’s own source revenue, increased Australian Government funding linked to additional expenditure commitments and the ongoing growth in NSW own expenditure commitments.
Revenue
Total revenue is estimated to be $53 billion in 2009-10, which is $4.1 billion or 8.5 per cent higher than in 2008-09. This revenue growth reflects a number of differing influences.
Australian Government funding under the Nation Building — Economic Stimulus Plan and Nation Building for the Future program has a significant impact on revenue in 2009-10. This revenue is linked to additional expenses and is not available to be used for general state expenses.
Excluding the impact of this funding, revenue is expected to be $1.5 billion or 3 per cent higher than in 2008-09. The revenue growth is significantly weaker than the long term trend revenue growth and growth in own purpose expenses.
The economic slowdown has reduced NSW taxation and general purpose grants revenue by around $10 billion over the four years to 2011-12. This revenue loss will not be recovered over the forward estimates period and will continue to adversely affect the NSW budget position for some years.

Budget Statement 2009-10	1-3

The growth in taxation revenue in 2009-10 is expected to be subdued reflecting the slowdown in economic activity. Total taxation revenue is expected to increase by $299 million or 1.7 per cent to $18 billion in 2009-10.
•	transfer duty revenue is expected to increase by 3.2 per cent or $85 million following the significant slowdown over the course of 2008-09.

•	payroll tax revenue will decrease by 3 per cent or $190 million due to weaker employment and tax rate reductions.

•	land tax revenue will increase by 3.4 per cent or $78 million, reflecting higher average land values and the impact of the higher marginal tax rate on land over $2.25 million.
General purpose grants are estimated to increase by 7.1 per cent to $12.6 billion in 2009-10. This revenue growth reflects an increase in NSW share of GST revenues from 28.8 per cent in 2008-09 to 30.2 per cent in 2009-10 in line with the latest Grants Commission relativities. General purpose grants remain well below the level expected in the 2008-09 Budget.
Other Australian Government grants in 2009-10 will increase by 27.3 per cent following a boost in national partnership payments to $5.8 billion with the provision of funding under the Australian Government’s Nation Building — Economic Stimulus Plan and Nation Building for the Future programs.
Dividends and income tax equivalent payments are expected to increase to $2 billion, a rise of 29.5 per cent from 2008-09. The increase largely arises from higher profitability in the electricity and water sectors, flowing from regulator determined increases in the asset base.
Other revenues are expected to fall in 2009-10 by 1.5 per cent. This reflects offsetting increases and decreases in revenues including higher electricity distributor levies to fund the Climate Change Fund and lower mining royalties arising from expected decreases in the price for coal.
A comprehensive discussion of revenue estimates is in Chapter 5.

1-4	Budget Statement 2009-10

Expenses
Total expenses are estimated to be $53.9 billion in 2009-10, which is $3.8 billion or 7.6 per cent higher than in 2008-09.
Additional funding received from the Australian Government under the Nation Building — Economic Stimulus Plan and Nation Building for the Future program have increased expenses growth sharply in 2009-10. Excluding the impact of these initiatives, expenses are expected to be $2.5 billion or 5.0 per cent higher than in 2008-09.
The focus of the 2009-10 Budget includes the key areas of:
•	Health — expanding mental health and aboriginal health services, increasing acute care capacity, implementing reform initiatives agreed by the Council of Australian Governments (COAG), further reducing elective surgery waiting times, increasing access to oral health, renal treatment and ambulance services, and continuing to expand nurse numbers and enhance their clinical expertise.

•	Education and Training — implementing national partnerships for the Building the Education Revolution, Low Socio-economic Status School Communities, Literacy and Numeracy, Teacher Quality and Productivity Places along with continued implementation of NSW Government election commitments including the Best Start initiative, Connected Classrooms, Support for Beginning Teachers, the Transition to Year 7 initiative and the Training our Workforce and Learn or Earn initiatives.

•	Disability Services — improving options for people with disabilities, providing increased welfare and support for carers, and expanding prevention and early intervention services.

•	Housing — implementing of one of the largest expansions of social housing in NSW history, with more than 9,000 new social housing dwellings to be delivered over the next three years as part of Housing NSW’s ongoing programs supplemented by the Nation Building — Economic Stimulus Plan and the National Partnership on Social Housing.

•	Transport and roads — investing over $700 million for works on the new Sydney Metro and the Glenfield Transport Interchange, as the first stage in a new South West Rail link.

Budget Statement 2009-10	1-5

The budget incorporates a five point Better Services and Value Plan and the establishment of a Better Services and Value Taskforce to improve service delivery and contain the growth in expenses. The Plan involves:
•	maintaining the Government’s wages policy, which requires productivity offsets for increases above 2.5 per cent, and extending the public sector staffing freeze

•	amalgamating 160 government agencies and offices into 13 to improve service delivery and achieve economies of scale

•	a series of whole-of-government expenditure reviews by the Taskforce commencing with a review of ICT expenditures, asset utilisation and purchased services including legal services

•	line-by-line expenditure audits of agency activities by embedding review teams within agencies, overseen by the Taskforce and

•	a review of the financial performance of all state owned corporations, including performance of the Board, overseen by the Taskforce.
Employee expenses in 2009-10 are estimated to increase by 4.9 per cent or by $1.1 billion. The growth in employee expenses above the Government’s 2.5 per cent wages policy reflects new funding arrangements for the Department of Health, the ramp up of past agency budget enhancements, various new budget initiatives and additional expenses associated with payments from the Australian Government under the COAG Reform Agenda.
Total superannuation expenses increase by $320 million or 11.8 per cent reflecting wage growth, lower mortality estimates and expected investment losses on superannuation assets during 2008-09.
Interest expenses are estimated to increase by $118 million or 8.4 per cent in line with higher levels of debt funding the State’s infrastructure program and market movements in interest rates.
After allowing for the inclusion of the $300 million Treasurer’s Advance in 2009-10, other operating expenses are projected to increase by 5.2 per cent, which is consistent with overall expense growth.
Grants and transfers are estimated to increase by $1.5 billion or 13.6 per cent in 2009-10. The increase is primarily due to funding provided to Housing NSW for stage 2 — New Social Housing Construction under the Australian Government’s Nation Building — Economic Stimulus Plan.

1-6	Budget Statement 2009-10

Further information on expense trends and budget initiatives is in Chapter 4. Details of general government agency level activity and expenses are provided in Budget Paper No. 3 Budget Estimates.
Budget Results for 2009-10 to 2012-13
Budget Result
The budget result is expected to improve over the budget and forward estimates period returning to a surplus of $86 million in 2011-12 and a surplus of $642 million in 2012-13. The improvement in the budget result mirrors an average 1 per cent gap between the growth in revenues and expenses over the period.
Table 1.1: General Government Sector Operating Statement

	2007-08	2008-09		2009-10	2010-11	2011-12	2012-13
	Actual(a)	Budget(a)	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	18,548	18,533	17,712	18,011	19,827	21,099	22,102
Grants and Subsidies
- Commonwealth general purpose	11,942	13,020	11,781	12,621	13,526	14,527	15,380
- Commonwealth national agreements	7,578	7,249	6,559	6,621	6,986	7,381	7,743
- Commonwealth national partnerships	—	—	3,198	5,796	4,042	2,970	2,641
- Other grants and subsidies	558	455	500	639	663	605	526
Sale of goods and services	3,618	3,626	3,794	3,859	4,088	4,290	4,528
Interest	(172)	553	440	390	383	401	427
Dividend and income tax equivalents from other sectors	2,062	1,794	1,555	2,013	2,266	2,477	2,559
Other dividends and distributions	—	217	135	205	214	253	264
Fines, regulatory fees and other	2,358	2,465	3,144	2,803	3,327	3,167	3,195
Total Revenue	46,492	47,913	48,818	52,958	55,322	57,170	59,365

Expenses from Transactions
Employee	20,499	21,113	21,670	22,724	23,955	25,215	26,280
Superannuation
- Superannuation interest cost	477	598	696	851	923	1,037	1,060
- Other superannuation	1,894	1,916	2,012	2,177	2,192	2,197	2,209
Depreciation and amortisation	2,466	2,603	2,649	2,915	3,151	3,285	3,389
Interest	1,299	1,440	1,413	1,531	1,838	2,006	2,110
Other property	—	3	1	1	1	1	1
Other operating (b)	10,069	10,870	10,865	11,426	11,970	12,393	12,760
Grants and transfers
- Current grants and transfers	7,446	7,141	7,854	8,274	7,952	8,301	8,386
- Capital grants and transfers	2,269	1,962	2,995	4,049	3,456	2,649	2,528

Total Expenses	46,419	47,645	50,155	53,948	55,438	57,084	58,723

BUDGET RESULT — SURPLUS/(DEFICIT) [Net Operating Balance]	73	268	(1,337)	(990)	(116)	86	642

Budget Statement 2009-10	1-7

Table 1.1: General Government Sector Operating Statement (cont)

	2007-08	2008-09		2009-10	2010-11	2011-12	2012-13
	Actual(a)	Budget(a)	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Other economic flows included in the operating result
Gain/(Loss) from superannuation	112	(79)	—	—	—	—	—
Gain/(Loss) from other liabilities	21	—	(392)	(3)	59	(58)	(58)
Other net gains/(losses)	(48)	(51)	(722)	396	480	552	581
Share of earnings from Associates (excluding dividends)	77	114	(62)	35	25	14	11
Dividends from asset sale proceeds	—	—	11	113	350	70	12
Other	(160)	(62)	(440)	16	(41)	(31)	(25)
Other economic flows included in the operating result	2	(79)	(1,605)	557	873	547	521
Operating result (accounting basis)	75	189	(2,942)	(433)	757	633	1,163
Other economic flows — other non owner movements in equity
Superannuation actuarial gains/(loss)	(3,216)	—	(13,680)	1,416	2,753	(180)	(175)
Revaluations	6,683	911	173	1,331	2,026	2,328	1,235
Net gain/(loss) on equity investments in other sectors	5,341	1,584	(2,482)	1,872	2,758	3,228	2,947
Net gain/(loss) on financial instruments at fair value	574	123	(11)	(7)	—	(1)	—
Other	4	—	—	—	—	—	—
Other economic flows — other non owner movements in equity	9,386	2,619	(16,000)	4,612	7,537	5,375	4,007
Comprehensive result — total change in net worth(c)	9,461	2,808	(18,942)	4,179	8,294	6,008	5,170

KEY FISCAL AGGREGATES

Comprehensive result — total change in net worth	9,461	2,808	(18,942)	4,179	8,294	6,008	5,170
Less: Net other economic flows	9,388	2,540	(17,605)	5,169	8,410	5,922	4,528

Net operating balance	73	268	(1,337)	(990)	(116)	86	642
less Net acquisition of non-financial assets
Purchase of non-financial assets	4,419	5,158	4,828	7,426	6,468	5,464	5,291
Sales of non-financial assets	(495)	(594)	(513)	(804)	(675)	(816)	(591)
less Depreciation	(2,466)	(2,603)	(2,649)	(2,915)	(3,151)	(3,285)	(3,389)
plus Change in inventories	(7)	(2)	4	9	(6)	1	(12)
plus Other movements in non-financial assets
- assets acquired using finance leases	251	319	461	237	427	118	110
- other	229	15	42	22	(19)	61	8
equals Total Net acquisition of non-financial assets	1,931	2,293	2,173	3,975	3,044	1,543	1,417

equals Net Lending/(Borrowing) [Fiscal Balance]	(1,858)	(2,025)	(3,510)	(4,965)	(3,160)	(1,457)	(775)

OTHER AGGREGATES
Capital Expenditure (d)	4,670	5,477	5,289	7,663	6,895	5,582	5,401

(a)	Australian Accounting Standard AASB 1049 was adopted for the first time for the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard, where practicable. However, where some historic dissections have not been available, the financial information has been reported on a best available basis.

The presentation of the financial report has been refined to be consistent with the AASB 1049 outcomes presentation. Amounts in the 2008-09 Budget Column have been reclassified for consistency with the amended presentation. This reclassification does not affect aggregates.

(b)	Includes Treasurer’s Advance of $300 million per annum from 2009-10.

(c)	Total change in net worth is before transactions with owners as owners and changes resulting from revisions to accounting policies. Therefore, it might not equal the movement in balance sheet net worth.

(d)	Capital expenditure comprises purchases of non-financial assets plus assets acquired utilising finance leases.

1-8	Budget Statement 2009-10

Revenue
Total revenue is estimated to rise by an average of 5 per cent per annum over the four years to 2012-13, or 5.2 per cent after excluding the impact of the Australian Government’s Nation Building — Economic Stimulus Plan and Nation Building for the Future.
Taxation revenue is expected to increase by an average of 5.7 per cent per annum over the budget and forward estimates. The principal reason for this growth is the increase in transfer duty which is expected to recover strongly in 2010-11 in line with previous property market cycles.
General purpose grants are projected to increase by an average of 6.9 per cent per annum due primarily to continued steady growth in the GST pool.
Other Australian Government grants are expected to increase by an average of 1.6 per cent. While Australian Government funding under national agreements is expected to increase by 4.2 per cent per annum, national partnership funding will fall in line with the completion of initiatives under the Nation Building — Economic Stimulus Plan.
Dividends and income tax equivalent revenues are projected to grow by an average of 13.3 per cent per annum, mainly within the electricity network (transmission and distribution) businesses. Earnings from the network businesses are forecast to rise over the forward estimates period in line with the substantial increase in capital expenditure over the period.
Expenses
Total expenses are forecast to increase at an average 4 per cent per annum over the four years to 2012-13, or 4.1 per cent after excluding the impact of the Australian Government’s Nation Building — Economic Stimulus Plan and Nation Building for the Future.
Employee-related expenses are estimated to increase by an average 4.9 per cent reflecting new funding arrangements for the Department of Health, the ramp up of initiatives announced in prior years, a range of new 2009-10 Budget initiatives and expenses associated with additional payments from the Australian Government under the COAG Reform Agenda.
Interest expenses are estimated to increase by 10.5 per cent per annum in line with the growth in borrowings and expected movements in market interest rates.

Budget Statement 2009-10	1-9

Recurrent and capital grants will increase initially then fall back to levels similar to 2008-09 with the wind down in funding under the Nation Building — Economic Stimulus Plan and Nation Building for the Future programs.
Budget outcome for 2008-09
Revenue
Total revenue for 2008-09 is projected to be $905 million above the original budget estimate of $47.9 billion.
Taxation revenue is expected to be $821 million below the budget estimate. While transfer duty is expected to be down $1,155 million following the downturn in property market activity, land tax revenue is expected to be $291 million above budget following the rate increase announced in the Mini-Budget.
GST revenue grants are estimated to be below budget by $1.2 billion due to lower than expected Australia-wide GST collections associated with weakening economic activity.
National agreements and national partnership payments are estimated to exceed budget by $2.5 billion arising from new grants and increases in existing grant programs.
New grants arise from the Australian Governments’ Nation Building — Economic Stimulus Plan, Nation Building for the Future as well as from the COAG Reform Agenda. This includes accelerated funding for new projects such as the Hunter Expressway and Blackspots projects, Hospital and Health Care Workforce Reform, infrastructure stimulus packages to education and housing, and various COAG programs, including for health and education.
Increases in existing programs include a funding boost from the Australian Government for the First Homeowners Grants, Exceptional Circumstances Grants for drought relief and accelerated funding for the existing Hume and Pacific Highway projects. These revenues are generally offset by corresponding increases in expense.
Expenses
Total expenses in 2008-09 are projected to be $2.5 billion above the original budget estimate of $47.6 billion.

1-10	Budget Statement 2009-10

There have been significant additional expenses incurred associated with the unbudgeted additional revenue provided by the Australian Government in 2008-09 including:
•	an additional $145 million for Housing and Education programs as part of the Nation Building — Economic Stimulus Plan

•	$91 million to fund a feasibility study on the Western Sydney Metro as part of Nation Building for the Future

•	an additional $331 million following the signing of the Intergovernmental Agreement on Federal Financial Relations in December 2008, as part of the COAG Reform Agenda

•	an additional $405 million in the First Home Owners’ Grants principally due to the Australian Government’s Home Boost Initiative and

•	an additional $179 million from the Health Care Agreement, $50 million for the Immunisation Agreement, and $129 million to the Rural Assistance Authority for the Exceptional Circumstances Program.
In addition, as highlighted in the Half-Yearly Budget Review (December 2008) the early payment of Australian Government funds allowed the Government to bring forward the timing of payments to the rail and housing sectors. This increases expenses by $500 million in 2008-09.
Excluding the impact of these transactions, expenses were $680 million or 1.4 per cent above budget in 2008-09.
Further details of the expected budget outcomes for 2008-09 are shown in Appendix D.

Budget Statement 2009-10	1-11

Table 1.2:	General Government Operating Sector Statement 2008-09 estimated results

	2008-09
	Budget(a)	Revised	Variation
	$m	$m	$m

Revenue from Transactions
Taxation	18,533	17,712	(821)
Grants and Subsidies
- Commonwealth general purpose	13,020	11,781	(1,239)
- Commonwealth national agreements	7,249	6,559	(690)
- Commonwealth national partnerships	—	3,198	3,198
- Other grants and subsidies	455	500	45
Sale of goods and services	3,626	3,794	168
Interest	553	440	(113)
Dividend and income tax equivalents from other sectors	1,794	1,555	(239)
Other dividends and distributions	217	135	(82)
Fines, regulatory fees and other	2,465	3,144	679

Total Revenue	47,913	48,818	905

Expenses from Transactions
Employee	21,113	21,670	557
Superannuation
- Superannuation interest cost	598	696	98
- Other superannuation	1,916	2,012	96
Depreciation and amortisation	2,603	2,649	46
Interest	1,440	1,413	(27)
Other property	3	1	(2)
Other operating	10,870	10,865	(5)
Grants and transfers
- Current grants and transfers	7,141	7,854	713
- Capital grants and transfers	1,962	2,995	1,033

Total Expenses	47,645	50,155	2,510

BUDGET RESULT — SURPLUS/(DEFICIT) [Net Operating Balance]	268	(1,337)	(1,605)

(a)	The presentation of lines in this financial report has been refined to be consistent with the AASB 1049 outcomes presentation. Amounts in the 2008-09 Budget Column have been reclassified for consistency with the amended presentation. This reclassification does not affect aggregates.

1-12	Budget Statement 2009-10

1.3	CAPITAL EXPENDITURE
In 2009-10, capital expenditure in the general government sector will total $7.7 billion. This is an increase of $2.4 billion or 44.9 per cent over the 2008-09 revised estimate. The capital investment program includes:
•	$2.7 billion by the Department of Education and Training, an increase of 302 per cent over the 2008-09 estimate. The 2009-10 capital investment program includes implementation of the Building the Education Revolution program, the Digital Education Revolution, Trade Training Centres, the Principals’ Priority Building program and Building Better Schools and

•	$2.5 billion by the Roads and Traffic Authority, an increase of 16 per cent over the 2008-09 estimate. The increase is mainly due to investment on the Great Western Highway, the Central Coast improvement plan, the Inner West Busway, Hunter Expressway, Bruxner Highway and roads in South West Sydney.

Chart 1.1:	General Government Capital Expenditure 2005-06 to 2012-13
In the four years to June 2013, capital expenditure in the general government sector is expected to total $25.5 billion, an increase of 40.3 per cent or $7.3 billion compared with the previous four year period. The four year capital investment program includes:
•	$10.8 billion on new road infrastructure, including $3.2 billion for the Pacific Highway, $1.5 billion for the Hunter Expressway and $1 billion for the Southern Hume duplication and bypasses

Budget Statement 2009-10	1-13

•	$5.7 billion for education and training including $2.9 billion for Building the Education Revolution, $176 million for the Digital Education Revolution and around $600 million each year for schools and TAFE colleges and

•	$2.2 billion for health including $286 million for Liverpool Hospital Redevelopment Stage 2 (total investment $394 million), $215 million for the Orange Bloomfield Redevelopment (total investment $251 million) and $138 million for the Royal North Shore Hospital (total investment $973 million).
The details of general government agency capital expenditure and projects are contained in Budget Paper No. 4 Infrastructure Statement.

1.4	BALANCE SHEET
The general government balance sheet is set out in Table 1.3.
Net debt
Net debt is estimated to be $8.1 billion (2.2 per cent of GSP) in June 2009 and to increase to $15.8 billion (3.6 per cent of GSP) in June 2013. With the weaker budget position arising from the global financial crisis, a significant proportion of the record capital works program is funded by debt.
Discussion of the Government’s fiscal strategy, including a comprehensive assessment of the Government’s performance against its fiscal targets, is set out in Chapter 3 and Appendix A.
Net financial liabilities
Net financial liabilities include the full range of the general government sector financial obligations (including debt, unfunded superannuation liabilities, insurance liabilities and employee-related liabilities) less its financial assets (including cash and investments).
Net financial liabilities are estimated to be $50.3 billion in June 2009 and increase to $55.7 billion by June 2013. However, this represents a decrease from 13.4 per cent of GSP in June 2009 to 12.6 per cent in June 2013.
The principal reason for the increase in net financial liabilities is the increase in net debt.

1-14	Budget Statement 2009-10

Table 1.3: General Government Sector Balance Sheet

	June 2008	June 2009		June 2010	June 2011	June 2012	June 2013
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

ASSETS
Financial Assets
Cash and cash equivalent assets	2,299	2,681	2,658	2,672	2,769	2,899	3,042
Receivables	5,325	4,247	4,621	4,972	5,032	5,136	5,108
Tax equivalent receivables	249	274	223	381	483	499	506
Financial assets at fair value	6,073	7,014	5,697	6,473	6,935	7,517	8,160
Advances paid	799	908	832	982	984	973	960
Deferred tax equivalents	5,708	5,697	4,794	4,632	4,622	4,646	4,664
Equity
Investments in other public sector entities	74,290	72,426	72,717	74,589	77,347	80,575	83,522
Investment in associates	1,621	1,733	1,065	1,099	1,124	1,139	1,150
Other	3	4	2	4	4	3	3

Total Financial Assets	96,367	94,984	92,609	95,804	99,300	103,387	107,115

Non-financial Assets
Inventories	166	176	225	234	229	230	218
Forestry stock and other biological assets	7	6	7	7	7	7	7
Assets classified as held for sale	144	133	197	168	119	105	100
Investment properties	298	356	302	302	302	302	303
Property plant and equipment
Land and buildings	48,249	48,988	49,637	53,039	55,337	55,958	56,519
Plant and equipment	6,910	7,007	7,409	7,486	7,536	7,459	7,361
Infrastructure systems	44,445	41,310	46,561	48,829	52,034	55,577	57,950
Intangibles	696	960	825	928	947	850	758
Other	1,607	1,885	1,702	1,839	1,740	1,874	2,013

Total Non-financial Assets	102,522	100,820	106,865	112,832	118,251	122,362	125,229

Total Assets	198,889	195,804	199,474	208,636	217,551	225,749	232,344

LIABILITIES
Deposits held	98	77	56	53	56	61	66
Payables	3,105	2,454	2,989	3,023	3,070	3,071	3,129
Tax equivalent payables	36	4	17	10	—	—	—
Borrowings at amortised cost	13,488	16,202	16,382	22,088	24,954	26,407	27,135
Advances received	864	836	836	807	778	747	717
Employee provisions	8,747	8,995	9,520	9,688	9,744	9,905	10,052
Superannuation provisions (b)	17,626	17,389	31,667	30,682	28,282	28,756	29,098
Deferred tax equivalent provision	638	773	1,011	998	1,019	1,027	1,029
Other provisions	4,942	4,958	5,126	5,265	5,424	5,628	5,883
Other	2,197	2,204	2,549	2,438	2,345	2,260	2,189

Total Liabilities	51,741	53,893	70,153	75,052	75,672	77,862	79,298

NET ASSETS	147,148	141,911	129,321	133,584	141,879	147,887	153,046

NET WORTH
Accumulated funds	30,489	104,230	14,492	15,587	19,126	19,607	20,613
Reserves	116,659	37,681	114,829	117,997	122,753	128,280	132,433

NET WORTH	147,148	141,911	129,321	133,584	141,879	147,887	153,046

OTHER KEY AGGREGATES
Net Debt (c)	5,279	6,191	8,087	12,821	15,100	15,826	15,756
Net Financial Liabilities	29,664	31,336	50,261	53,837	53,719	55,050	55,705

(a)	These tables have been presented on a liquidity basis as per AASB 1049, which was used for the first time in the 2008-09 Budget. Amounts prior to 2008-09 have been classified according to the new standard, where practicable. However, where some historic dissections have not been available, the financial information has been reported on a best-endeavors basis. The presentation of the financial report has been refined to be consistent with the AASB1049 outcomes presentation. Amounts in the 2008-09 Budget column have been reclassified for consistency with the amended presentation. This reclassification does not affect aggregates.

(b)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(c)	Net debt comprises the sum of deposits held, advances received and borrowing, minus the sum of cash deposits, advances paid, and financial assets at fair value. During 2008-09, the RTA has reclassified its Sydney Harbour Tunnel obligations from ‘other liabilities’ to ‘borrowings’. This reclassification has been revised in the historic balance sheets. It results in an increase in net debt of between $0.3 and $0.4 billion across earlier years. This reclassification is within liability classes and has no impact on Net Financial Liabilities.

Budget Statement 2009-10	1-15

Net worth
Net worth is estimated to be $129.3 billion at June 2009, a decrease of $17.8 billion compared with June 2008.
Net worth is expected to increase over 2009-10 and the forward estimates period and is estimated to be $153 billion by June 2013.
The significant increase in net worth reflects record levels of capital expenditure funded in part by cash operating surpluses as well as the impact of cyclical revaluations of assets by agencies.
A comprehensive analysis of assets, liabilities and net worth is included in Chapter 7.
1.5	CASH FLOW
The general government sector cash flow statements are set out in Table 1.4.
The general government sector is expected to incur cash deficits over the period from 2009-10 to 2012-13. The deficit is estimated to be $4.7 billion in 2009-10 and to average $1.2 billion in the three subsequent years.
The deficits principally arise from the impact of the record levels of capital expenditure, combined with a deterioration in the budget position. The cash deficits broadly mirror the growth in net debt, although the latter is also impacted by unrealised valuation gains and losses on certain financial instruments.
It is also expected that there will be a cash deficit of $1.6 billion in 2008-09, higher than the budgeted deficit of $811 million, principally because of lower than expected cash revenues.
Table 1.5 shows cash results from 1993-94 to 2012-13.

1-16	Budget Statement 2009-10

Table 1.4:	General Government Sector Cash Flow Statement

	2007-08	2008-09		2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Estimate
	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities

Taxes received	18,112	19,063	18,075	18,003	19,814	21,106	22,130
Receipts from sales of goods and services	3,842	3,921	4,390	4,226	4,516	4,603	4,866
Grants and subsidies received	20,003	20,716	22,042	25,658	25,210	25,480	26,292
Interest receipts	(174)	557	425	390	399	408	431
Dividends and income tax equivalents	1,898	1,710	1,944	1,495	2,118	2,374	2,594
Other Receipts	4,033	4,222	4,884	4,616	5,002	5,081	5,120

Total Operating Receipts	47,714	50,189	51,760	54,388	57,059	59,052	61,433

Cash Payments for Operating Activities
Payments for employees	(20,023)	(20,898)	(21,210)	(22,488)	(23,773)	(25,031)	(26,139)
Payments for superannuation	(2,251)	(2,362)	(2,377)	(2,632)	(2,797)	(2,977)	(3,139)
Payments for goods and services	(10,942)	(11,657)	(12,504)	(12,989)	(13,433)	(14,000)	(14,190)
Grants and subsidies paid	(8,455)	(7,904)	(9,182)	(10,462)	(9,568)	(8,969)	(9,002)
Interest paid	(927)	(1,004)	(953)	(1,054)	(1,348)	(1,503)	(1,589)
Other payments	(2,816)	(2,612)	(2,702)	(2,834)	(2,797)	(2,811)	(2,845)
Total Operating Payments	(45,414)	(46,436)	(48,928)	(52,459)	(53,716)	(55,291)	(56,904)

Net Cash Flows from Operating Activities	2,300	3,753	2,832	1,929	3,343	3,761	4,529

Net Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	505	596	514	804	675	817	591
Purchases of non-financial assets	(4,313)	(5,159)	(4,931)	(7,428)	(6,492)	(5,563)	(5,291)

Net Cash Flows from Investments in Non-Financial Assets	(3,808)	(4,563)	(4,417)	(6,624)	(5,817)	(4,746)	(4,700)

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	112	195	75	279	436	167	105
Payments	(55)	(250)	(175)	(426)	(80)	(64)	(66)

Net Cash Flows from Investments in Financial Assets for Policy Purposes	57	(56)	(100)	(147)	356	103	39

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts from sale/maturity of investments	1,212	121	373	75	81	19	21
Payments for purchases of investments	(56)	(738)	(585)	(607)	(231)	(253)	(274)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	1,156	(617)	(212)	(532)	(150)	(234)	(253)

Budget Statement 2009-10	1-17

Table 1.4:	General Government Sector Cash Flow Statement (cont)

	2007-08	2008-09		2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Estimate
	$m	$m	$m	$m	$m	$m	$m

Cash Flows from Financing Activities
Advances received	—	—	—	—	—	—	—
Advances repaid	(49)	(51)	(49)	(49)	(54)	(54)	(52)
Proceeds from borrowings	376	2,237	2,839	5,973	2,943	1,873	1,125
Repayments of borrowings	(167)	(482)	(489)	(554)	(528)	(579)	(550)
Deposits received (net)	5	9	(43)	(5)	2	5	3
Other financing (net)	—	—	(3)	—	—	—	—

Net Cash Flows from Financing Activities	165	1,713	2,255	5,365	2,363	1,245	526

Net Increase/(Decrease) in Cash held	(130)	229	358	(9)	95	129	141

Derivation of the Cash Result

Net cash flows from operating activities	2,300	3,753	2,832	1,929	3,343	3,761	4,529
Net Cash Flows from Investments in Non-Financial Assets	(3,808)	(4,563)	(4,417)	(6,624)	(5,817)	(4,746)	(4,700)

Cash Surplus/(Deficit)	(1,508)	(811)	(1,585)	(4,695)	(2,474)	(985)	(171)

1-18	Budget Statement 2009-10

Table 1.5:	General Government Cash Results (AASB 1049), 1993-94 to 2012-13 (a)

							Cash Flows from Operating						Underlying
	Current			Capital			Activities			Asset	Asset	Superannuation	Surplus/
	Outlays	Receipts	Result	Outlays(b)	Receipts	Result	Payments(c)	Receipts	Result	Acquisitions	Sales	Adjustments	(Deficit)
Year	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m(d)	$m	$m(e)	$m

1993-94	17,069	18,178	1,109	3,315	1,310	(2,005)							(896)
1994-95	17,819	19,122	1,303	2,941	1,048	(1,893)							(590)
1995-96	18,325	20,417	2,092	3,175	936	(2,239)						—	(147)
1996-97	19,717	22,100	2,383	3,316	1,086	(2,230)						—	153
1997-98							24,635	26,807	2,172	(2,476)	522	—	218
1998-99							29,231	28,596	(636)	(2,496)	784	3,266	918
1999-2000							26,440	30,459	4,018	(2,483)	626	(1,005)	1,156
2000-01							28,412	32,757	4,345	(2,609)	344	(1,058)	1,022
2001-02							29,646	34,738	5,092	(2,766)	424	(1,134)	1,616
2002-03							31,569	37,002	5,433	(3,078)	498	(1,651)	1,202
2003-04							34,360	38,779	4,419	(2,915)	407	(1,200)	711
2004-05							36,566	40,205	3,639	(3,164)	485	(1,150)	(190)
2005-06							38,819	44,483	5,664	(3,859)	430	(1,307)	928
2006-07							49,598	45,893	(3,705)	(4,140)	524	5,308	(2,013)
2007-08							45,414	47,714	2,300	(4,313)	505	—	(1,508)
2008-09 (est)							48,928	51,760	2,832	(4,931)	514	—	(1,585)
2009-10 (est)							52,459	54,388	1,929	(7,428)	804	—	(4,695)
2010-11 (est)							53,716	57,059	3,343	(6,492)	675	—	(2,474)
2011-12 (est)							55,291	59,052	3,761	(5,563)	817	—	(985)
2012-13 (est)							56,904	61,433	4,529	(5,291)	591		(171)

(a)	Aggregates in prior years may vary from those previously published because of changes in classifications and backcasting for consistency.

(b)	Capital outlays equals capital direct expenses and capital grants less asset sales. Under new reporting, capital grants are treated as expenses and therefore included in payments.

(c)	Payments reflect changes in the timing of superannuation contributions. Underlying payments can be derived by deducting superannuation adjustments shown in the above table.

(d)	Excludes assets controlled under finance lease arrangements.

(e)	Adjustment for prepayment of superannuation contributions and establishment of General Government Liability Management Fund (see Chapter 4).

Budget Statement 2009-10	1-19

1.6 KEY BUDGET VARIABLES
Each year the annual budget is framed around government policy and priorities as well as economic and other parameters for the immediate and medium-term. Any differences between the underlying assumptions and actual outcomes represent a risk that may vary the anticipated budget outcomes. The risks may be economic, policy or demand driven and include unforeseen events such as natural disasters.
Economic Risks
Budget estimates rely on assumptions, forecasts and assessments for the economy and other factors made when the budget was prepared. The most significant risk to the budget outcomes is that the state of the economy will be significantly different from that currently assumed.
With the recent unprecedented events in the global economy there is a higher degree of uncertainty than usual in preparing forecasts.
Downside risks to the economic outlook for 2009-10 and 2010-11 include a steeper global downturn and a more protracted global recovery than expected and ongoing financial market instability. Upside risks include a stronger and faster global and domestic recovery given the stimulus imparted by many governments and central banks.
The sensitivity of budget expenses and revenues to key economic parameters is set out below.
The economic risks are discussed in detail in Chapter 2.
Wages growth
Employee related costs are the largest component of expenses. In 2009-10, employee related costs, including superannuation, are budgeted at 47.7 per cent of total general government expenses. Employee-related costs rise if wages rise, numbers employed rise or the average grading of employees increases.
The Government’s policy, implemented in September 2007, aims to maintain the real value of wage increases in the past decade. Accordingly, the Government funds wage increases and associated costs at 2.5 per cent per year, the mid-point of the Reserve Bank of Australia’s 2-3 per cent target inflation rate.

1-20	Budget Statement 2009-10

The policy permits wage outcomes in excess of 2.5 per cent, funded by employee related cost savings. The first round of awards and agreements is drawing to a conclusion, with most employees having received wage increases at or near 4 per cent.
The budget outcomes rely on the delivery of employee related cost savings identified by agencies.
Efficiency dividends
Since 2005-06, the Government has required efficiency improvements from general government agencies. The aim is to develop a culture where agencies continue to revisit their operations and activities so that services are maintained but in the most efficient and cost effective way possible.
As outlined in the Government’s February 2006 Economic and Financial Statement, an efficiency dividend of approximately $300 million (around 1 per cent of agency controllable expenses) has been applied each year. In light of the Government’s Better Services and Value Plan to improve service delivery and contain the growth in expenses, the budget extends efficiency dividends to 2011-12 and 2012-13 and increases the required savings to 1.5 per cent for these years.
Budget outcomes are predicated on agencies continuing the efficiency improvement focus.
Contingencies
The Treasurer’s Advance provides for contingencies such as those associated with natural disasters and the costs of policy responses that may be required in the budget year. A separate Treasurer’s Advance is provided for capital works. In 2009-10, the Treasurer’s Advance is $300 million for recurrent services, and $140 million for capital works and services. To the extent that unanticipated expenditures are funded from the Treasurer’s Advance, there will be no effect on budget outcomes.
Sensitivity of the Budget to Economic Parameters
A guide to the sensitivity of budget expenses and revenues to variations in economic parameters is provided in Table 1.6.
The table gives a ‘rule of thumb’ measure of the direct impact on the budget of a change in a given parameter. In each case, the analysis presents the estimated effects of a change in one economic variable, and does not capture the linkages between economic variables that characterise changes in the economy. The table excludes possible policy responses. Changes are assumed to be uniform across the general government sector and across the budget year.

Budget Statement 2009-10	1-21

Revenues are sensitive to factors affecting revenue bases (such as the value and volume of property transactions and motor vehicle sales, employment and earnings), profits of public enterprises, investment returns and household consumption (and its influence on GST revenue).
The main State taxes, payroll tax and transfer duty, are sensitive to economic factors. Employment levels and wage rates affect payroll tax collections. Transfer duty revenue depends on property market activity, with dwelling transactions accounting for about three-quarters of such revenue1. Many factors, including monetary policy, Australian Government tax arrangements, unemployment and trends in alternative asset markets, contribute to fluctuations in property turnover.
Expenses are less sensitive than revenues to economic parameters. Expenses are significantly affected by public sector wage outcomes and to a lesser extent by changes in the prices of goods and services purchased by government. Lower levels of general government net debt have greatly reduced the budget’s exposure to interest rate fluctuations. The maturity profile of the State’s debt portfolio, moreover, limits the immediate impact of interest rate rises.
Net financial liabilities can be affected by accounting adjustments as well as operating results. With the introduction of Australian Accounting Standard AASB 119, superannuation liabilities must be recalculated at the end of each year using a market-determined discount rate. This can lead to significant fluctuations in the general government sector’s unfunded liability position.

[1]	Non-residential property transactions have far greater variation in size and timing than dwelling transactions. Due to this lumpiness in non-residential transactions, Table 1.6 provides estimates only for the dwellings component.

1-22	Budget Statement 2009-10

Table 1.6:	Sensitivity of fiscal aggregates to changes in economic parameters, 2009-10
(Effect of a one per cent increase, unless otherwise indicated)

Effect on the 2009-10
Parameter	Budget Result ($m)(a)

A. Factors affecting tax revenue
Dwelling sales (price or volume)	27

Motor vehicle sales	3

Private sector employment	76

Private sector wages	77

Household disposable income	12

B. Factors affecting grant revenue
Household consumption (b)	125

C. Factors affecting expenses
Public sector employee related expenses	(258)

Prices of goods and services	(114)

Interest rates (c), (d)	(28)

Effect on 2009-10
Net Financial Liabilities ($m)(e)

D. Factors affecting Superannuation Liabilities
Public sector wages and salaries	-210

Sydney CPI	-260

Investment return (c)	180

Discount rate (c)	5,550

(a)	A positive effect (e.g., from increased dwelling sales) improves the budget result, while a negative effect

(e.g. from increased public sector wages) weakens the budget result.

(b)	Estimated GST receipts are $12.6 billion for 2009-10.

(c)	Effect of a one percentage point increase in the indicated factor (discount rate, interest rate or rate of return).

(d)	Excluding the impact of actuarial adjustment to net financial liabilities (NFL).

(e)	A negative effect (e.g. higher public sector wages) increases NFL (weakens the financial position), while a positive effect (eg. improved investment returns) reduces NFL (improves the financial position).

Budget Statement 2009-10	1-23

CHAPTER 2: THE ECONOMY

•	Growth in the New South Wales economy slowed in 2008-09 initially due to higher domestic interest rates and subsequently in the face of the global financial crisis.

•	The slowdown was partially offset by a strong recovery in agricultural output following two years of drought.

•	The economy is projected to decline modestly in 2009-10 under the weight of the global economic recession. A recovery is expected to commence in 2010 assisted by historically low interest rates and considerable fiscal stimulus.

•	The budget contains forecasts for a modest recovery in 2010-11 and includes projections for major economic parameters in 2011-12 and 2012-13 based on the historical recoveries from previous economic slowdowns and consistent with Australian government analysis.

•	Inflation is expected to moderate in 2009-10 and 2010-11, providing scope for further easing in monetary policy in the near-term and a moderation in wages growth.

•	The unemployment rate is expected to continue to rise over the next 18 months and average 8 1/2 per cent in 2010-11.

•	Major factors affecting the economic outlook include prospects for global growth following this severe and synchronised global contraction, and prospects of a return to more normal functioning of global credit markets.
2.1 INTRODUCTION
In previous years the NSW Budget estimates have been based on economic forecasts for the budget year and medium-term economic parameters for the last three years of the forward estimates. However, using this approach in the current economic environment leads to unrealistically high estimates for growth in 2010-11, when growth is likely to remain below trend. It would also lead to unrealistically low estimates for growth in later years, if the economy follows the pattern of previous cycles with recoveries bringing several years of above trend growth.
To provide prudent and useful economic forecasts that underpin the budget estimates, this chapter develops forecasts for the budget year and 2010-11 and economic parameters for 2011-12 and 2012-13 based on historical recoveries from economic slowdowns.

Budget Statement 2009-10	2-1

The most significant budget impact of the economic forecasts and parameters is on revenue rather than expenditure. In particular GST, property transfer duty, mining royalties and payroll tax are most significantly affected by the evolution of the international and domestic economies.
This chapter reviews recent economic performance and outlines the economic forecasts and parameters underpinning the 2009-10 Budget estimates. It then assesses uncertainties in the economic outlook.
Unless otherwise indicated, the sources for statistical information in this chapter are Australian Bureau of Statistics (ABS) data releases and NSW Treasury estimates. Economic estimates are based on data available as at May 2009, which included: results to June 2008 for gross state product; to September 2008 for population; to December 2008 for state final demand; to March 2009 for consumer prices and the wage price index; and to April 2009 for employment.
2.2 OVERVIEW
In mid-2008 the Australian economy was confronting the opposing challenges of rising domestic inflation and a weakening global economic outlook. Inflationary pressures, though diminishing, were expected to keep monetary and fiscal policy tight. World growth was expected to slow, but the severe downturn in the United States was expected to be offset by continued strength in industrialising Asia. The NSW economy was expected to moderate somewhat with subdued household consumption and private investment partially offset by stronger public investment and net exports.
Economic outcomes have differed substantially from those expectations:
•	World financial markets came under pressure following the failure of Lehman Brothers in September 2008. With trust between financial institutions eroded, short-term interest rates[1] soared, and credit became more difficult to obtain. Massive government intervention avoided widespread bankruptcy among financial institutions. Conditions improved following strong action by central banks and governments, but they still remain fragile.

•	The transmission of the credit crisis to the real economy was very rapid. The global financial crisis led to what is now forecast to be the sharpest and most synchronised downturn in global activity since World War II, led by massive declines in world trade.

[1]	Such as the three and six month LIBOR (London Interbank Offered Rates) which are benchmark interbank rates for Eurodollar deposits.

2-2	Budget Statement 2009-10

•	Most industrialised economies (including the United States, the United Kingdom, Japan, Korea and continental Europe) were in recession by the start of 2009. While the major industrialising Asian economies (China and India) avoided recession, their economic growth rates slowed sharply. World institutions issued successive downgrades to their forecasts, with the International Monetary Fund (IMF) forecast for global growth in 2009 cut from 3.8 per cent in April 2008 to -1.3 per cent in April 2009 — if realised, the most severe global decline since the Great Depression.
Table 2.1: Evolution of IMF Forecasts for World Output and Trade
(Per cent change, calendar year 2009)

Date of	World	World
Forecast	Output	Trade

April 2008	3.8	5.8
July 2008	3.9	(n.a. )
October 2008	3.0	4.1
November 2008	2.2	2.1
January 2009	0.5	-2.8
April 2009	-1.3	-11.0

Source: IMF, World Economic Outlook (WEO) and updates released between April 2008 and April 2009.
•	The global downturn affected Australia less immediately and severely than most other OECD economies, because Australia was still enjoying a mining investment boom; trade was more dependent on China than the US and Europe; the flexible exchange rate helped offset falls in foreign demand; Australian financial institutions entered the crisis with stronger balance sheets and a better regulatory framework; and (unlike the United States and parts of Europe) Australia did not have to deal with the aftermath of a housing bubble.

•	Australia was affected by the global downturn. Australian share prices fell steeply in line with world indices. National economic growth slowed from an annualised 2.2 per cent in the six months to June 2008 to be broadly flat in the six months to December 2008. The main contributors to the slowdown were flat consumer spending, declining housing investment and a slowing in the previous rapid pace of business investment. Employment growth slowed and the unemployment rate edged higher.

Budget Statement 2009-10	2-3

•	The stance of economic policy shifted dramatically. The RBA eased monetary policy by 4 1/4 percentage points between September 2008 and April 2009, complemented by wide-ranging guarantees to depositors at banks and for borrowings by financial institutions. The Australian Government announced economic stimulus packages of $10.4 billion in December and $42 billion in February 2009, complemented by commercial property financing guarantees[2] and an investment facility to strengthen the residential mortgage backed securities market. Further measures were announced in the 2009-10 Budget of the Australian Government.

•	Measures announced by the Australian Government included a First Home Owners Grant Boost program, assistance for public housing, and a subsidy for insulation in existing homes. These measures were complemented by an additional First Home Owner Supplement that was announced in the 2008-09 Mini-Budget. These measures by the Australian and NSW governments provided support for the housing sector and for the economy.

•	Toward the end of 2008-09 more positive indicators began to appear in the global economy, with a narrowing of credit margins, some improvement in equity prices, and signs of firmer Chinese economic growth.

•	Prospects for the NSW economy changed in parallel with those for the national economy during 2008-09. As the national financial capital, Sydney was particularly impacted by global financial developments. Although better than expected agricultural production provided a partial offset, forecasts for growth in state output and employment were revised lower in the Half-Yearly Review and have undergone further downward revision in this budget.

•	NSW agricultural production improved in 2008-09 with ABARE reporting a 209 per cent increase in winter crops partly offset by a projected 12 per cent decline in summer crop production. The recovery in agricultural production will add around 1/4 to 1/2 per cent to GDP growth in 2008-09.
Performance in 2009-10 will be constrained by the weakest world economic conditions since the Great Depression. While the impact from the global economic and financial crisis on Australia will be milder than on most other advanced economies, aggregate output and employment are expected to decline both nationally and in New South Wales. The slowdown will be contained by effective Australian and State Governments’ fiscal policy and historically low interest rate settings. These will lead to stabilisation and the start of a recovery over the course of 2010. This should set the scene for modest, below-trend growth in 2010-11 and for above-trend growth in following years.

[2]	The Australian Parliament had not yet approved the commercial property financial guarantee legislation at the time of preparation of this Budget.

2-4	Budget Statement 2009-10

2.3 RECENT PERFORMANCE
The NSW economy grew by 2.8 per cent in 2007-08 — the strongest result in five years — with state final demand increasing by a robust 4.4 per cent. However, growth eased back over the course of the year as the economy responded to tighter monetary policy settings. State final demand growth slowed from a robust 4.5 per cent annualised pace in the six months to the December quarter 2007 to an around-trend pace of 3.3 per cent in the six months to the June quarter 2008.
At budget-time last year, the US housing bubble and subprime mortgage crisis were sources of concern, but they were expected to be contained and progressively unwound. The principal challenge to Australian policy was to restrain domestic inflationary pressures resulting from excess global demand for scarce commodities, particularly petroleum. This was reflected in restrictive monetary policy settings and a large projected 2008-09 Australian Budget surplus.
The outlook changed dramatically with the collapse of the US investment bank Lehman Brothers on 15 September 2008. Suddenly faced with potentially large, but unquantifiable exposures, financial institutions began calling in loans from clients and restricting new credit, even to trusted counterparties including other banks on the overnight market. Extreme disruption spread internationally, particularly affecting countries such as the UK, Ireland and Spain which had experienced housing market bubbles similar to the US. The extent of market disruption was reflected in unprecedented increases in short-term money market margins.
Governments and central banks (including Australia’s) responded to the immediate crisis by easing monetary policy and by extending guarantees over deposits and borrowings at financial institutions, injecting capital into impaired institutions deemed still viable, and overseeing the closure or merger of others. Some failing institutions, such as Washington Mutual, went into government receivership. The US home insurance agencies Fannie Mae and Freddie Mac were functionally nationalised. Others, such as insurer AIG (American International Group) were saved from bankruptcy only by massive government intervention. Central banks also sought to stabilise the financial markets by widening the array of maturities at which they were prepared to provide funds, and the range of securities they were prepared to accept as collateral (see Box 2.4 for analysis of the policy response).

Budget Statement 2009-10	2-5

The financial crisis was felt almost immediately in the real economy. World trade, which is highly dependent on credit, experienced massive declines. In the three months to February 2009 compared to the same period a year earlier, OECD exports fell by 25.8 per cent in US dollar terms, with declines of 29 per cent for Japan, 23 per cent for Korea, and 27 per cent for Germany. Even economies such as China that had been thought to be “decoupled” from OECD trends experienced sharp export-driven slowdowns in growth.
Everywhere businesses found it more difficult to secure capital, forcing cuts in both investment and production. Both financial and non-financial corporations began deleveraging and downsizing. Residential property and share markets declined sharply. Falling household wealth added to weaker consumer confidence in driving down consumer spending. By early 2009 it was clear that most industrialised economies and many developing countries were entering recession. The unprecedented magnitude and rapidity of the downturn was reflected in steep downgrades to world growth forecasts by the IMF and other organisations over the course of the year. The globally synchronised nature of this recession, contrasted with all previous downturns (which were more dispersed across time and countries) and greatly amplified its force.
Australia was better prepared than other OECD countries because its financial institutions had stronger balance sheets and a better regulatory framework. Australia also entered the global financial crisis with a stronger fiscal position, with interest rates providing more scope for monetary easing, without the property bubble overhang that weighed on the US and parts of Europe, and with a flexible exchange rate that helped buffer swings in world markets.
Australia, nevertheless, was affected by the downturn. Consumers responded to the global crisis by cutting back retail spending by 1.6 per cent nationally in the month of September 2008. Domestic credit conditions tightened, and firms operating with high leverage or direct exposure to global trade and finance markets came under pressure. The Australian share market fell in line with overseas markets. With precipitous declines in world industrial production, particularly in major partner countries Japan and Korea, global resources demand softened, and annual export contracts in March-April were settled at prices lower than a year earlier. Australian business confidence declined steeply. Annual growth in national employment slowed from 2.3 per cent in July 2008 to 0.1 per cent in April 2009, with the unemployment rate increasing from 4.3 per cent to 5.4 per cent over the same period. Aggregate output growth slowed from 2.8 per cent in June to 0.3 per cent in December 2008, and was negative quarter-on-quarter in December.

2-6	Budget Statement 2009-10

Chart 2.1: Growth in State Final Demand

(a)	Six months to the indicated quarter compared to preceding six months, expressed at an annual rate.
The Australian Government and central bank participated in the international response to the crisis with sharply reduced interest rates, guarantees to deposits and borrowings at financial institutions, extending the term of central bank credit, and broadening the range of acceptable counterpart securities. The Australian Government announced a $10.4 billion stimulus package (Economic Security Strategy) in December 2008, an additional $42 billion package (Nation Building and Jobs Plan) in February 2009 and further measures in its annual budget in May 2009. The initial focus of policy was on quick-disbursing measures that would immediately affect behaviour of households. Some measures are delivered through state governments and are set out in Chapter 6.
NSW economic trends were broadly in line with the national pattern, with differences mainly reflecting the relative impact of the mining boom on the resource-rich states. As shown in chart 2.1, the modest slowdown in state final demand growth evident to the June quarter 2008 turned into a sharper slowdown in growth in the six months to the December quarter 2008 for both New South Wales and the rest of Australia.
In the 2008-09 Mini-Budget and subsequent Half-Yearly Review in December 2008, the evolving outlook was reflected in downward revisions to forecasts for demand, output and the labour market. Projections in this budget reflect further downward revisions to the outcomes for 2008-09.

Budget Statement 2009-10	2-7

Table 2.2: Revised 2008-09 estimates for NSW Economy
(Year average percent change, unless otherwise indicated)

	2008-09	Half-Yearly	Current
	Budget	Review(a)	Estimate

Real state final demand (b)	2 1/2	1 1/2	1
Real gross state product (c)	2	1 1/4	1/4
Employment	1	1/2	0
Unemployment rate (year average, per cent)	4 3/4	5 1/4	5 3/4
Sydney CPI (pct through the year to June quarter)	3	3 3/4	1 3/4
Wages (wage price index, ordinary time)	4	3 3/4	3 3/4

(a)	Economic forecasts in the Half-Yearly Review are the same as those in the Mini-Budget.

(b)	State final demand is the total of consumption and investment spending in the state economy.

(c)	Gross state product from an expenditure standpoint is state final demand plus net overseas and interstate trade and change in inventories. It also equals the sum of production by all sectors in the state economy (plus taxes less subsidies), or the sum of factor incomes (mainly wages and gross operating surplus). Refer ABS 5220 State Accounts for further detail on these various measures.
Population growth accelerated to 1.3 per cent in the year to September 2008 from an upwardly-revised 1.2 per cent a year earlier with substantially higher natural increase and overseas migration. The working age population series shows this acceleration was sustained during much of the year, with annual growth of 1.4 per cent to April 2009. Stronger population growth provided support for consumption and housing investment.
Consumer spending slowed in the first half of 2008-09, with annual growth averaging 0.6 per cent in the six months to December 2008, down from 4.0 per cent in the same period a year earlier. At the start of the year, spending was constrained by high petrol prices and interest rates, but both eased sharply with the global economic downturn. Falling equity wealth and rising unemployment contributed to consumer caution, but they appear to have been offset by Australian Government stimulus benefits. Surveyed consumer confidence has improved moderately over the course of 2008-09, though it remains well below long-run average levels. Retail sales volumes rose by 1.2 per cent in the December quarter 2008, and by a further very strong 2.5 per cent in the March quarter 2009. The pattern of consumer spending showed a “return to basics” with a shift away from consumer durables (especially vehicles) toward non-discretionary items (such as food and medical services).

2-8	Budget Statement 2009-10

Dwelling investment remained subdued during 2008-09. Investment declined by 6 per cent through the year to the December quarter 2008. After rising by 8.4 per cent through the year to the March quarter 2008, the ABS index of established house prices in Sydney declined by 7.3 per cent through the year to the March quarter 2009. On the positive side, increased grants to new homeowners in the Australian Government’s December 2008 stimulus package and in the 2008-09 Mini-Budget contributed to a 65 per cent increase in loan commitments to first home buyers through the year to the March quarter 2009. Because the benefit is larger for new construction and available only for a limited time, it is likely to have a positive effect on dwelling investment in late 2008-09 and into 2009-10. Dwelling approvals in the first three quarters of 2008-09 were 26 per cent less than a year earlier, but they recorded an upswing in the month of April 2009.
Business investment increased by 5.2 per cent through the year to the December quarter 2008, with gains of 7.4 per cent for non-dwelling construction, and 2.5 per cent for plant and equipment investment. However, business investment seems likely to decline in the remainder of the year, in line with the steep falls reported in national business confidence surveys and the 9 per cent fall in national non-consumer capital goods imports through the year to the April quarter 2009.
With only moderate growth in private consumption and stronger public investment offsetting the slow performance of business and dwelling investment, State final demand is estimated to have increased by 1 per cent in 2008-09 compared to 4.4 per cent growth in the previous year.
NSW agricultural production improved in 2008-09 with ABARE reporting a 209 per cent increase in winter crops production partly offset by a projected 12 per cent decline in summer crop production3. The recovery in agricultural production will add around 1/4 to 1/2 per cent to GSP growth in 2008-09.
As a major gateway for national imports, but a comparatively modest supplier of national exports, New South Wales usually records a net deficit on overseas trade. This gap may have narrowed in 2008-09, since annual average growth in the nominal value of merchandise trade was 10 per cent for imports compared to 36 per cent for exports in the year ended March 2009. This reflects higher agricultural exports as well as strong coal trade.

[3]	On average over the last 15 years winter crops have accounted for 78 per cent and summer crops for 22 per cent of the volume of NSW crop production (source: ABARE Crop Report, various issues).

Budget Statement 2009-10	2-9

Overseas trade, along with balancing items (interstate trade, inventory and statistical discrepancy), may have detracted around 3/4 of a percentage point from gross state product, which is estimated to have increased by 1/4 per cent in 2008-09.
The labour market softened in 2008-09 broadly in line with the slowing economy. Employment growth was flat in year average terms, and the average unemployment rate was one percentage point higher than in 2007-08. In year average terms, employment growth to the March quarter 2009 was strongest in mining, utilities, and in professional, scientific and technical services.
Wage growth continued to be more moderate in New South Wales than nationally. The Wage Price Index increased by 3.9 per cent in New South Wales compared to 4.1 per cent nationally in the year to March 2009. Average weekly ordinary-time earnings growth was 3.8 per cent in New South Wales compared to 5.7 per cent nationally in the year to March 2009.
Inflation, as measured by through-the-year growth in the Sydney CPI, slowed from 3.9 per cent in March 2008 to 2.4 per cent in March 2009. Annual growth in the two RBA measures of underlying inflation (the weighted median and the trimmed mean of increases in individual components)4 averaged 4.2 per cent in March 2009, the same as in March 2008 though below the 4.7 per cent recorded at their peak in September 2008.
In response to the global financial crisis, the RBA eased monetary policy six times between September 2008 and April 2009, bringing the cash rate to the lowest level in its 19 year history5. The average bank standard variable mortgage rate declined from 9.6 per cent in July 2008 to 5.75 per cent in April 2009. Australian long bond yields declined from 6.5 per cent in May 2008 to 4.0 per cent in December 2008 before rising again to over 5 per cent during May 2009.
Share prices fell during most of the first nine months of 2008-09 with the All-Ordinaries index down about 42 per cent from the start of the year to mid-March 2009 (and 55 per cent below the November 2007 peak), before regaining some 20 per cent in value by mid-May 2009.

[4]	Refer to T. Richards, “Measuring Underlying Inflation”, RBA Bulletin, December 2006, for a review of the alternatives considered by the RBA, including their preferred weighted median and trimmed mean measures.

[5]	The cash rate has been a policy target only since 1990.

2-10	Budget Statement 2009-10

2.4 OUTLOOK FOR 2009-10
The level of national economic activity is expected to decline in 2009-10 as the global economic and financial crisis bears down on Australian businesses and households. While the most severe phase of the downturn may now be past, output is unlikely to return to positive growth much before June 2010, and unemployment will continue to rise. The economy will remain fragile in the year ahead, but the strong fiscal and monetary measures now in place and forthcoming should provide a base for recovery in 2010-11.
World Economy
Global output is expected to decline more steeply in 2009 than at any time since the Great Depression, although the step down will be less severe for Australia’s trading partners in industrialising Asia.
Table 2.3: World Economic Prospects
(Per cent change in real GDP, by calendar year)

	2008	2009	2010
	Actual	Projected	Projected

World Output	3.2	-1.3	1.9
United States	1.1	-2.8	0.0
Euro Area	0.9	-4.2	-0.4
Japan	-0.6	-6.2	0.5
Korea	2.2	-4.0	1.5
China	9.0	6.5	7.5
India	7.3	4.5	5.6

Source: IMF, World Economic Outlook, April 2009. The Euro area is the group of European nations that have adopted the Euro as their currency.
In its April 2009 World Economic Outlook, the International Monetary Fund projects that world output will decline by 1.3 per cent in 2009, and will rise by a below-trend 1.9 per cent in 2010.
The world recovery will be slower than some previous cycles due to its nature (credit crunch recessions are typically slow to mend) and extent (this is the most globally synchronised recession in the post-war period).

Budget Statement 2009-10	2-11

Growth in 2009 is expected to be negative in the United States, the United Kingdom, the Euro area6, Japan and Korea. In 2010 activity will be flat in the United States, negative in the Euro area, and subdued in Japan and Korea. Growth will remain below trend in China and India.
Australian Economy
While better-placed than most other advanced economies, Australia will be affected by the global downturn. The impact will be felt through several channels:
•	The steep decline in world activity will continue to depress demand for Australian exports. Even with the cushion from relatively solid growth in China and India, export-weighted main trading partner growth is projected to slow from 5.7 per cent in 2007-08 to 1 1/2 per cent in 2008-09 and 2009-10.

•	Slower world demand will be accompanied by reductions in commodity prices and a fall in Australia’s terms of trade, which are expected to decline in 2009-10 and to remain flat in 2010-11.

•	Weaker balance sheets and further write-offs will limit the capacity of banks to expand credit. Household budgets will be constrained by wealth effects from the global financial downturn and by job losses. As a result, the household saving rate is likely to rise.

•	Business profits will remain under pressure from tight (though gradually moderating) global credit conditions and by significantly weaker cash flow as rising unemployment further weakens consumer demand. Some companies may experience greater difficulty in rolling over maturing credit as the year progresses. Credit rating agencies predict that corporate default rates will increase in the year ahead.

•	A positive stimulus will come from the 4 1/4 percentage point easing in monetary policy (which typically requires up to 18 months for full effect), the large fiscal expansion measures of the Australian government, and the strong program of infrastructure investment set out in Budget Paper No. 4 Infrastructure Statement.

[6]	The Euro area is the group of European nations that have adopted the Euro as their currency.

2-12	Budget Statement 2009-10

On balance, the Australian economy in 2009-10 is likely to experience a downturn. Output is likely to decline by about 1/2 a per cent and employment to fall by 1 1/2 per cent. While a recovery will commence in 2010, the first year of the upturn will be slow compared to previous cycles, with stronger growth in subsequent years. As a result the annual average national unemployment rate will rise from about 5 per cent in 2008-09 to about 8 per cent in 2010-11.
Australian budget forecasts (shown in table 2.4) are broadly similar to those contained in this budget.
Table 2.4: Australian Budget Economic Forecasts
(year average per cent change, unless otherwise indicated)

	2007-08	2008-09	2009-10	2010-11
	Outcomes	Estimates	Forecasts	Forecasts

Australia
Real domestic final demand	5.3	1 1/2	-1 1/4	2
Real gross domestic product	3.6	0	-1/2	2 1/4
Employment	2.4	-1/4	-1 1/2	1/2
Unemployment rate (a)	4.2	6	8 1/4	8 1/2
Consumer price index (b)	4.5	1 3/4	1 3/4	1 1/2
Wage price index	4.1	4 1/4	3 1/4	3 1/4
Non-farm GDP deflator	4.3	5 3/4	-1	1 1/2

(a)	Rate in the June quarter

(b)	Per cent change through the year to June quarter

Source: 2009-10 Australian Budget, Statement 2, Table 1: Domestic economy forecasts
New South Wales Economy
The challenges for the NSW economy in the two years ahead are likely to be similar to those faced by Australia as a whole.
The global recession is affecting business in every sector of the national and state economies, including the services and manufacturing sectors which are major contributors to NSW output and employment.
The downturn in world commodity markets may directly affect New South Wales less than the resource rich states, but New South Wales will be affected by the consequent decline in national real income and the reduction in resource sector demand for NSW services and manufactures. The State also will be directly affected by the over 40 per cent reduction in thermal coal contract prices for 2009-10. Commodity prices should improve a little in 2010-11 as world industrial production begins to recover.

Budget Statement 2009-10	2-13

As the nation’s financial capital, Sydney has been particularly affected by the global financial crisis, with steep downsizing in activity and employment in the financial and related service sectors in 2008-09. With job losses weighted toward the upper end of salary distributions, there has been a substantial secondary impact in related markets such as the higher-end segment of the real estate market.
Table 2.5: Economic performance and outlook
(year average per cent change, unless otherwise indicated)

	2007-08	2008-09	2009-10	2010-11
	Outcomes	Estimates	Forecasts	Forecasts

New South Wales
Real state final demand	4.4	1	-1	2 1/2
Real gross state product	2.8	1/4	-1/2	2 1/4
Employment	2.4	0	-1 3/4	1/4
Unemployment rate (a)	4.6	5 3/4	7 3/4	8 1/2
Sydney CPI (b)	4.3	1 3/4	2	1 1/2
Wage price index	3.8	3 3/4	3 1/2	3 1/4
Australia
Non-farm GDP deflator	4.4	6	-1 1/4	1 1/4
Ten year bond rate (a)	6.2	5	5 1/4	5 3/4

(a)	Year average, per cent

(b)	Per cent change through the year to June quarter
After modest growth of 1/4 per cent in 2008-09, NSW economic output (GSP) is expected to decline by 1/2 per cent in 2009-10, with growth resuming at a below-trend 2 1/4 per cent pace in 2010-11. With steep falls in import-intensive business investment, state final demand growth is expected to fall by more than output growth in 2009-10. In 2010-11 improvements in consumer spending, housing investment and business investment should lead to slightly stronger growth in state final demand than output.
Growth in New South Wales in 2009-10 and 2010-11 is expected to be around that forecast in the 2009-10 Australian Budget for the national economy (refer table 2.4). In part this is because the mining investment boom which boosted growth in the resource rich states in recent years is likely to become a drag on their output in 2009-10 and particularly 2010-11. It also reflects NSW households having higher mortgages than other states and hence benefiting more from the return to a low interest rate environment. With strong underlying demand, low interest rates and the initiatives announced in this budget, a recovery in housing investment is likely to occur earlier in New South Wales.

2-14	Budget Statement 2009-10

Chart 2.2: NSW output and employment (annual per cent change)
Household consumption will be flat in 2009-10, with moderate growth in 2010-11. Household budgets will be constrained by falls in household wealth related to declining equity markets and real estate prices during 2008-09, rising unemployment and real income losses caused by the drop in the terms of trade. Offsetting factors will be falls in debt servicing costs following official interest rate reductions (by 4 1/4 percentage points during 2008-09 with possible further cuts during 2009-10), a gradual easing in consumer price inflation, and substantial increases in Australian Government transfer payments to households. Interest rates are expected to stay at or below current historically low levels for an extended period, and this should assist New South Wales consumers in the recovery phase. The response of New South Wales retail spending to lower interest rates and the Federal fiscal stimulus packages in late 2008 and early 2009, as shown in chart 2.3, is encouraging on this front.

Budget Statement 2009-10	2-15

Chart 2.3: Retail Sales Volume (Quarterly per cent change)
Dwelling investment will remain under pressure in the near-term. However, underlying demand (as indicated by historically low rental vacancies, rapid growth in rental prices, and rising population growth supported by high overseas migration) remains very strong, and continues to outstrip supply. Monetary policy easings during 2008-09 have boosted housing affordability (refer box 2.1). Historically there is a strong lagged relationship between lower interest rates and higher dwelling investment, but this may be offset by fears of job loss in a weakening labour market. On balance, dwelling construction (boosted by Australian and NSW Government additional support for First Home Owners and other measures assisting the housing sector, including measures announced in this budget) is likely to record modest gains in 2009-10 (after five years of decline), followed by a stronger upswing in 2010-11.

2-16	Budget Statement 2009-10

Box 2.1: Housing Construction
The downward phase of the current NSW housing construction cycle has been longer than any of the previous three cycles in the last 25 years. The cycle has been extended at first by slower population growth and in more recent years by declining affordability.
While the preconditions for a recovery in new housing construction (rising population growth, low unemployment, low vacancy rates and rising rents) have been present for several years, as shown in the chart below, the sector’s sensitivity to affordability7 has been a constraint on activity. Housing affordability is driven by three variables: housing prices, household incomes and mortgage interest rates. Since March 2002, affordability has been impacted by initially higher house prices but more importantly by rising interest rates to August 2008.
With the RBA aggressively reducing the overnight cash rate to 3.0 per cent in April 2009 from 7.25 per cent in September 2008 and Sydney established house prices falling 7.3 per cent through the year to the March quarter 2009, affordability has improved substantially.
NSW Housing Affordability Indicator and Dwelling Approvals
In the near-term, low levels of consumer and investor confidence amidst rising unemployment are unlikely to see the recent improvements in affordability and rental yields translate into a rapid recovery in new housing construction.
As 2009-10 progresses, however, the pent-up demand from both owner-occupiers and investors, assisted by the Federal and previously-announced NSW Government initiatives for first home buyers as well as measures announced in this Budget, should see an improvement — followed by stronger gains in 2010-11.

[7]	Source: NSW Treasury calculations using ABS and RBA data. Affordability calculated as the ratio of average weekly earnings to average mortgage repayments. An increase in the ratio implies an improvement in affordability.

Budget Statement 2009-10	2-17

Business investment is expected to slow in 2009-10, with a modest improvement in 2010-11. Weaker cash flow, tighter credit conditions and reduced equity valuations are likely to lead business to deleverage their activities and defer major projects. Most surveys since December 2008 continue to record low levels of business confidence and investment expectations.

Box 2.2: Business Investment
The largest impact of the global economic recession on national domestic final demand, and state final demand in New South Wales, is expected to be a drop in business investment. The decline in global commodity prices, weaker global and domestic demand, and reduced access to credit has led to an increase in spare capacity and dented investment expectations. Business confidence remains weak and leading indicators for non-residential building activity have been declining since mid-2008.
A substantial decline in NSW business investment in 2009-10 is suggested by the annual ABS survey of State private sector capital expenditure expectations, with business investment intentions for 2009-10 some 9.3 per cent lower than for 2008-09.
Business investment in New South Wales is expected to decline broadly in line with national average declines in non-residential building investment and investment in plant and equipment components, reflecting the broad base of the NSW economy.
Contribution of mining investment
to growth in real state final demand
in New South Wales and Rest of Australia (ROA)
The chart above shows that mining investment has been contributing nearly 1 percentage point to national real domestic final demand growth (excluding New South Wales) over recent years. While mining investment in New South Wales is important, it is much less so than nationally.
There is a large pipeline of mining investment projects underway which may see activity hold up in the near-term, but the outlook for later in 2009-10 and into 2010-11 is for a decline in mining investment, due to lower commodity prices, lower demand and more capacity coming on stream.

2-18	Budget Statement 2009-10

While some investment (particularly in infrastructure and resources) remains “locked in” to large multi-year projects, elsewhere companies are likely to trim back investment plans, delay start-ups and slow implementation to adjust to weaker demand and higher financing costs (in equity as well as debt markets). While the decline is likely to be steeper in the resource states (Queensland, Western Australia and the Northern Territory) as current projects wind down and are not replaced, New South Wales business also will be affected.
Public sector investment will continue to expand strongly in 2009-10 and 2010-11, supported by increased State infrastructure spending, as discussed in Budget Paper No. 4 Infrastructure Statement. Thus state public investment will play an important role alongside Australian Government fiscal measures in filling the gap left by weaker business investment during the economic slowdown and the initial years of the recovery.
Net exports performance should improve in 2009-10. Exports growth will be assisted by normal conditions in agriculture after the strong recovery in 2008-09 from earlier drought and a stabilisation of thermal coal prices in 2009-10 and 2010-11 as Asian demand starts to strengthen again. Slower growth in consumer spending and lower business investment will translate into declines in imports.
NSW employment is expected to decline by about 1 3/4 per cent in 2009-10 before a slow recovery gets under way in 2010-11. The unemployment rate is likely to rise from 5 3/4 per cent in 2008-09 to an average 7 3/4 per cent in 2009-10 and 8 1/2 per cent in 2010-11. While the labour market will weaken over the next 18 months, the deterioration will be much milder than in the downturns of the early 1980s (when unemployment remained above 10 per cent for 15 months, and over 11 per cent for 5 months) and the early 1990s (when unemployment stayed above 10 per cent for 20 months with a peak at 11 per cent in February 1993). Peak unemployment is likely to be lower in this cycle because the labour market has become more efficient, unemployment at the start of the downturn was lower, and the policy response has been much stronger and swifter.
Wage growth, as measured by the Wage Price Index, is expected to moderate in response to softer labour market conditions, easing from 4 per cent in 2008-09 to 3 1/2 per cent in 2009-10 and 3 1/4 per cent in 2010-11.

Budget Statement 2009-10	2-19

Consumer price inflation, as measured by through-the-year change in the Sydney CPI, is expected to slow from 4.3 per cent at June 2008 to 1 3/4 per cent at June 2009. As the negative gap between actual and potential output widens over the next two years, price pressures will decline further. Inflation is expected to ease further to 1 1/2 per cent at June 2011, with a gradual return to the middle of the RBA two-to-three per cent target range thereafter, in line with projections in the May 2009 RBA Statement on Monetary Policy. While consumer prices will continue to rise (though at a slower pace), the price of aggregate output (as measured by the GDP and GSP deflators) will decline due to the fall in the terms of trade in 2009-10.
Medium Term Outlook
The Australian economy has had a consistent recovery path out of recent past economic slowdowns, as analysed in the 2009-10 Australian Budget8. The economy undergoes acceleration to above-trend growth as business brings underutilised capacity back on line and is able to draw down slack in the labour market to achieve more rapid job growth without generating pressures on wages and prices. This may continue for a number of years as the output gap opened up by the economic slowdown is gradually closed.
Cyclical patterns in the NSW and Australian economies are similar. In the recovery from the early 1990’s recession, for example, GSP growth in New South Wales remained above trend9 for seven consecutive years from 1993-94 to 1999-00. Trend growth for New South Wales is 2 3/4 per cent per annum. Annual growth was 1.5 percentage points or more above trend in six of the seven years (refer chart 2.4) and averaged 1.5 percentage points above trend for those seven years.
The performance of the economy over past cycles provides a benchmark for the recovery path from this slowdown. In line with analysis in the 2009-10 Australian Budget, output growth during the transitional years (2011-12 and 2012-13) is assumed to be 1 1/2 per cent above its long-term trend (which the 2009-10 Australian Budget estimates to be 3 per cent nationally, and this budget estimates to be 2 3/4 per cent for New South Wales). Therefore GSP growth of 4 1/4 per cent is assumed as a parameter for those two transitional years.

[8]	Commonwealth of Australia, 2009-10 Budget Statement 2, Economic Outlook, Box 4: Updated methodology for forward estimates.

[9]	The trend growth rate for the NSW economy is defined, in this context, as the average growth rate of NSW gross state product over the full period of published data (the 19 years 1989-90 through 2007-08).

2-20	Budget Statement 2009-10

Chart 2.4: Growth in Australian GDP and NSW GSP (difference from 1989-90 – 2007-08 trend)
Were the economy able to maintain trend growth (2 3/4 per cent) from 2007-08 onward, the potential level of output would be 8.5 per cent higher by 2010-11 and 24.2 per cent higher by 2015-16. The budget forecasts (growth of 1/4 per cent in 2008-09 and a decline of 1/2 per cent in 2009-10 with below-trend growth of 2 1/4 per cent in 2010-11) imply that the level of GSP will be 6 1/2 percentage points below potential in 2010-11.

Table 2.6: Economic parameters for 2011-12 and 2012-13
(year average per cent change, unless otherwise indicated)

Gross state product	4¼
Population	1
Employment	2¼
Sydney CPI (June qtr on June qtr percent change)	2½
Wage price index	3½
Ten year bond rate (year average, per cent)	5¾

(a)	Year average, per cent

(b)	Per cent change through the year to June quarterIf output growth were assumed to merely return to trend from 2011-12 onward, this output gap would remain permanently. This is implausible and it is not supported by past experience.
However, if output growth experienced a typical post-slowdown acceleration, rising to 4 1/4 per cent for a period as assumed in this budget, then the output gap would be eliminated by 2015-16.

Budget Statement 2009-10	2-21

This methodology is similar to that used in the 2009-10 Australian Budget10. It traces a plausible path for the economy exiting the slowdown, and it forms the basis for a plausible evolution of the state’s finances over the transitional years.

2.5 FACTORS AFFECTING THE ECONOMIC OUTLOOK
Budget estimates rely on assumptions, forecasts and assessments for the economy and other factors11 made when the budget was prepared. With the unprecedented set of events that have taken place in the global economy over the last 6-9 months and with the Australian economy consequently slowing, there is a higher degree of uncertainty than usual in preparing forecasts.
Factors that might be less favourable to the economic outlook for 2009-10 and 2010-11 include a steeper global downturn and a more protracted global recovery than expected, financial market instability, possible adverse impacts of deteriorating fiscal positions and changes in consumer behaviour. Factors on the upside would include a stronger and faster global and domestic recovery given the stimulus imparted by many governments and central banks.
These are some of the substantive factors affecting the outlook that were identifiable at the time of the budget’s preparation.
Continued contraction in the global economy
Since the beginning of 2008, economic forecasters around the world have been regularly revising down their outlook for economic growth in 2009 and 2010. The global outlook for growth deteriorated significantly in late 2008, and since November last year, the IMF has revised down its global growth forecasts three times with their latest forecasts showing a global economy that is expected to contract in 2009. The most recent forecasts from the IMF are for growth to contract sharply in industrialised countries in 2009, with a mild recovery commencing in 2010.
While there have been some recent positive signs, particularly in China, most of the latest economic data suggests the global economy continued to contract at a rapid pace in the March quarter 2009. Since March there have been tentative signs of stabilisation, but few indications of recovery, in developed economies around the world.

[10]	Commonwealth of Australia, 2009-10 Budget Statement 2, Economic Outlook, Box 4: Updated methodology for forward estimates. For the projection years of 2011-12 and 2012-13 the Australian Budget assumes GDP growth of 4 1/2 per cent. That is based on trend growth of 3 per cent plus the average 1 to 2 percentage points excess of actual growth over trend during the recovery phase after past economic slowdowns.

[11]	Refer to Chapter 1 for discussion of other factors affecting budget outcomes.

2-22	Budget Statement 2009-10

While there is confidence about the policy decisions that have been made in this episode — see Box 2.4 below — the rapid pace and synchronicity of the global decline, in conjunction with fragile credit markets, means that not only the depth of the global recession is difficult to predict, but the timing of recovery is equally difficult to forecast with certainty.
Given their size and significance to world demand, the performance of the Chinese, Indian and US economies will be particularly important to global growth in 2009 and 2010.

Box 2.3: The Importance of China and India to New South Wales
The importance of China and India to New South Wales and, indeed, the global economy has greatly increased since the early 1990s. In 1990 China made up just 3.6 per cent of world output and India only 2.8 per cent. This compares to estimated shares of 12.1 per cent for China and 5.0 per cent for India in 2009. The IMF forecasts economic growth of 6.5% and 4.5% for China and India respectively in 2009, compared to global economic growth of -1.3 per cent.
Shares in World Output
China is the largest merchandise trade partner of New South Wales, making up 7.4 per cent of NSW exports and 20.0 per cent of NSW imports in 2007-08. NSW exported 2.3 per cent of merchandise goods to India, and imported 0.6 per cent of merchandise goods from India in 2007-08.

Budget Statement 2009-10	2-23

Box 2.4: Policy Response: Current Crisis and Great Depression
The global economy is experiencing the deepest downturn and most severe financial crisis in the post World War II period. This invites comparisons with the Great Depression. The main difference is that countercyclical policy responses were virtually absent in the early stages of the Great Depression, while today policy support has been rapid, strong and internationally coordinated.
1930s Policy Response
Monetary policy, already tight before the depression, was tightened further as adherence to the gold standard forced countries to raise interest rates to protect their currencies even though macroeconomic conditions demanded policy easing. Central banks allowed waves of bank runs and failures. Exacerbated by the absence of deposit insurance this caused a reduction in credit and a rise in cash hoarding, leading to further declines in the money supply. Fiscal policy was tightened in the early stages of the Great Depression reflecting the orthodoxy of balanced budgets, and the absence of automatic stabilisers such as social security. Protectionism crippled international trade. Sticky nominal wages hindered labour market adjustment and added to unemployment.
Current Policy Response
In the current downturn, there has been timely and strong support by internationally coordinated macroeconomic policy on an unprecedented scale, in stark contrast to the 1930s.
There have been unprecedented cuts in policy rates by all major OECD central banks. Policy rates in the United States and Japan have effectively been reduced to zero, while policy rates are at historic lows in both the Euro Area and the United Kingdom. In Australia, the RBA has aggressively cut the cash rate by 425 basis points since September 2008. Moreover, central banks have communicated their intent to keep policy rates low until a recovery takes hold, critical in guiding expectations and reducing deflation risks.
With credit intermediation impaired, central banks have increasingly relied on other measures to enhance money market liquidity and ease credit market problems, which have led to a sizable expansion of central bank balance sheets. The United States, Japan and the United Kingdom have implemented quantitative easing strategies, purchasing longer term securities to assist recoveries.
There has been substantial policy intervention to stabilise financial markets for both banks and other financial institutions including: recapitalisation, nationalisation, deposit guarantee extensions, debt guarantees, extension of credit and liquidity, and acquisition or ring-fencing of bad assets. The United States has also recently completed a more comprehensive approach including stress tests for banks and policy makers have communicated that no systemically important large financial institution would be allowed to fail.

2-24	Budget Statement 2009-10

Box 2.4: Policy Response: Current Crisis and Great Depression (cont)
Discretionary fiscal stimulus has been introduced by virtually all OECD countries as well as China, with the typical stimulus package accounting for more than 2 1/2 per cent of GDP over 2008-10.12 According to the OECD, as of late March 2009, the United States has the largest OECD package at 5 1/2 per cent of GDP while Australia also has a substantial 4 1/2 per cent of GDP package (before 2009-10 Federal Budget measures). The London G20 Summit in April reaffirmed members’ commitments to refrain from raising new barriers to investment and trade.13 It also committed to an unprecedented tripling of the IMF’s lending capacity.
Financial market instability
Financial markets, specifically equity and credit markets, were characterised by both unprecedented volatility and significant weakness in 2008. Credit market pressures in 2008 restricted business access to capital, while the falls in equity markets over the same period, reduced household wealth. The combination of volatility and weakness in financial markets eroded consumer and business confidence alike. Whilst equity markets have recently shown signs of stability and credit markets appear to be functioning better, a sustained period of normality in these markets will be required to restore consumer and business confidence. It is possible that financial market volatility could return and negatively impact on economic recovery.
Deteriorating fiscal positions
Governments around the world, including the US, the UK, Japan, France and Australia have been responding to the deteriorating outlook for the global economy by announcing significant fiscal stimulus to support demand (Box 2.3). High levels of government borrowing to support demand, and in some cases to support financial institutions, have placed the short-term fiscal positions of many countries in large deficit positions. There is the possibility that heightened investor concerns about the levels of public debt in some countries, reflected in yields on sovereign debt, may deter private investment and delay recovery.

[12]	OECD Economic Outlook Interim Report, March 2009

[13]	WTO Trade Notes – Trade Protection: Incipient but worrisome Trends, March 2009

Budget Statement 2009-10	2-25

Drought
Normal weather conditions are assumed in 2009-10, in line with the Bureau of Meteorology (BOM) climate projections as at end-May 2009. However the NSW Department of Primary Industries found in May that 60 per cent of New South Wales remained in drought, while the Murray-Darling Authority has reported very low river flows and water storage levels as at April 2009.
Although agriculture accounted for less than 2 per cent of state output in 2007-08, the sector’s volatility in response to drought, and the flow-on to agricultural supplier and user industries, mean that performance in this sector can appreciably affect aggregate state economic performance, as shown in Chart 2.5.

Chart 2.5: NSW gross state product growth and contribution from agriculture, forestry and fishing
Consumer behaviour
Recent economic data suggests that in many economies the household savings rate has risen. Saving, or paying off debt, can be beneficial to individual household balance sheets, but the collective effect on the economy can be reduced consumption. Low levels of consumer confidence and increased job insecurity have led many households to start directing a greater proportion of disposable income towards paying off debt or avoiding new debt. While such behaviour is normal in economic slowdowns, the very high leverage in household balance sheets in the United States and some other countries prior to the downturn may require these households to undergo a more extensive deleveraging phase. This could delay the recovery longer than currently expected.

2-26	Budget Statement 2009-10

Faster than expected recovery
There is an upside possibility that the eventual recovery in the global and domestic economies will be larger or earlier than expected. There has been a coordinated and large response by central banks and governments to support demand globally. Around the world, central banks have aggressively eased monetary policy and expanded their balance sheets, while governments have undertaken significant fiscal easing. The combined effect of these policies working in tandem creates an upside possibility that global growth will exceed expectations.

Budget Statement 2009-10	2-27

CHAPTER 3: FISCAL STRATEGY AND OUTLOOK
•	The Budget will support the economy in the short term by delivering a record State infrastructure program, delivering the Australian Government fiscal stimulus measures and through a series of targeted and temporary initiatives, including:
•	the Local Infrastructure Fund and the Community Building Partnership to support local projects and local jobs

•	the Housing Construction Acceleration Plan to support those purchasing newly constructed dwellings

•	initiatives arising out of the Jobs Summit including the establishment of two employment funds at a cost of $19 million over two years to assist businesses establishing or expanding

•	implementing training and reskilling for 175,000 workers and

•	reducing the economic cost of red tape by $500 million by June 2011.
•	The strength of the NSW balance sheet will be used over the next two years to help fund the infrastructure program and to maintain service delivery during the downturn in revenues.

•	The impact of the global economic recession is expected to reduce budget revenues by over $10 billion over the four years to 2011-12.

•	The Government’s fiscal strategy will ensure that the State balance sheet is then strengthened over the forward estimates by:
•	a five point Better Services and Value Plan that improves service delivery and reduces expenses growth below that of long-term revenue growth and

•	using above-trend revenues and the proceeds of asset sales to repay debt.
•	General government net debt is expected to peak at 3.9 per cent of GSP in 2010-11 and to decline thereafter. Total State net debt is projected to peak at 12.0 per cent of GSP in 2011-12.

•	General government net financial liabilities are expected to peak at 14.5 per cent in 2009-10 before declining to 12.6 per cent in 2012-13. Total State net financial liabilities are projected to peak at 24.7 per cent of GSP in 2010-11 and to decline to 23.9 per cent by 2012-13.

Budget Statement 2009-10	3-1

3.1 INTRODUCTION
Australia has been well served by the actions of State and Australian Governments over the past 15 years to strengthen their fiscal positions. This has enabled governments to respond appropriately to changes in economic circumstances.
The first global economic contraction since World War II will significantly reduce State revenues, keeping the Budget in deficit over the next two years and weakening the State’s balance sheet. Relative to last year’s budget, the economic downturn in Australia is expected to reduce NSW revenue by around $10 billion over the four years to 2011-12 with, in particular, weaker GST payments from the Australian Government, lower transfer duty and mining royalties. Measures including the large state infrastructure program will support jobs during this period of weaker economic activity.
The Budget position is projected to return to a sustainable surplus position over the course of the forward estimates period with tight control of expenses slowing the growth in expenses to an average of around 4 per cent per annum over the next four years, and a recovery in economic activity delivering stronger revenue growth. This improvement in the Budget position will see net debt and net financial liabilities stabilise as a share of the economy over the forward estimates. The proceeds of business asset sales will be applied to debt repayment to further improve the balance sheet.
Stronger revenue growth is based on a modest (below trend) economic recovery in 2010-11 and, in line with previous recoveries, above-trend economic growth in later years. Were the economy not to recover as assumed, or expenses growth exceeded forecasts, the Government will take further remedial steps to ensure a return to a fiscally sustainable position.
3.2 FISCAL STRATEGY
Over a number of budgets the State has had a consistent fiscal strategy of:
•	sustainable aggregate expenditure growth

•	a competitive tax regime that is conducive to business investment and

•	net debt and other financial liabilities at sustainable levels.

3-2	Budget Statement 2009-10

The Government’s fiscal strategy maintains a strong balance sheet over the medium term to ensure that services can be delivered in a sustainable way. This allows the Budget to support activity and jobs in the short term by using the strength of the State’s balance sheet to steer through periods of cyclically weak revenues. Debt will increase, acting to cushion the effects of an economic downturn.
The actions taken in this Budget are consistent with the medium-term fiscal strategy — keeping expense growth to levels that allow above-trend revenues to be used to repay debt as the economy recovers. This keeps the State’s finances on a pathway that is sustainable over the longer term, and is vital to retaining a Triple-A credit rating.
Last year’s budget was prepared against this fiscal strategy and in an economic environment that was broadly supportive, although the pace of growth was slowing. The Budget was projected to remain in surplus over the forward estimates with the growth in expenses and revenues in alignment. The capital program increased substantially, requiring a lift in the level of borrowings — particularly in the PTE sector. Given the size of the surplus, the large capital program had a negative impact on the NSW balance sheet, although it remained at prudent levels.
During the course of 2008, however, the Government responded to a number of developments to strengthen the State’s fiscal outlook. The lack of parliamentary support in August for the electricity reforms, a deterioration in economic conditions and increased risks to the State’s revenues and expenses had placed the Government’s fiscal position under pressure.
The Government responded with a Mini-Budget in November 2008 which reprioritised and reduced the infrastructure program by around $890 million in the forward estimates, and identified over $1 billion in asset sales over and above the Government’s energy strategy. Policy changes increased revenues by around $3 billion over the four years to 2011-12, and a number of cost-cutting measures (totalling $3.3 billion over four years) were introduced. Expenses were projected to slow and be brought into alignment with long-run average revenue growth. Most of these measures have been implemented or are on track.
While strengthening the State’s fiscal position, the Government was providing a significant stimulus to activity at a time the economy was slowing down, with a $1.1 billion increase in the total State net lending deficit for 2008-09 compared to the 2008-09 Budget.

Budget Statement 2009-10	3-3

This budget is prepared against a larger deterioration in the economic environment, the effects of which are projected to cut around $10 billion from the state revenues expected at the time of the last budget over the four years to 2011-12. The 2009-10 Budget balances the need to support the economy in the short term with the necessity to return the Budget to surplus as the economy recovers.
The Government is able to use the balance sheet to support jobs and service delivery in the short term because of the low levels of net debt that have been achieved over the past decade, which now provide the space and time for the Budget to adjust to the effects of the global economic recession. Net debt and net financial liabilities will increase over the forward estimates period but stabilise at levels below those identified by credit rating agencies as likely to trigger a credit rating downgrade. This is because, as the economy recovers, the Government will strengthen the balance sheet to prepare for future shocks, including the next economic slowdown.1 This budget includes policies that keep expense growth to levels that allow higher revenues to be used to repay debt as the economy recovers. In addition, the proceeds of business asset sales will be used to further reduce debt as they are received.
The strategy is applied having regard to a set of medium-term and long-term fiscal targets and principles set down in the Fiscal Responsibility Act 2005. A key principle is to align the growth in expenses with a growth rate for revenues that will be sustainable in the long run. This means that underlying expenses should not automatically change in response to any short-term volatility in revenues. The Act also contains balance sheet targets which are designed to keep the level of financial liabilities at low and sustainable levels — consistent with maintaining a Triple-A credit rating. The State’s financial position is compared against the targets and principles in Appendix A.
3.3 SUPPORT FOR THE ECONOMY
The State’s strong balance sheet means that the New South Wales Government is able to support activity and jobs in the short term. The extent of this support is shown by the total State net lending result, which is expected to be in deficit by $6.9 billion per annum on average over the next four years, compared with deficits averaging $3.9 billion over the past four years. The NSW Government support for economic activity and jobs during the economic downturn occurs in a number of ways.

[1]	Australia has periodically experienced economic recessions. Since WWII significant economic downturns have occurred in 1951, 1961, 1972, 1974-75, 1977,1982-83, 1990-91.

3-4	Budget Statement 2009-10

In the 2008-09 Budget the Government foreshadowed the largest expansion in capital spending in NSW history. The capital program was driven by the need to invest in new and replacement assets in a timely manner in order to support service delivery. In the 2009-10 Budget, total state infrastructure spending over the four years to 2012-13 is projected to total $62.9 billion, an increase of $19.9 billion (46.3 per cent) compared to the four years to 2008-09. This record infrastructure investment will be a significant source of support for jobs during the global economic contraction.
The NSW Government is also influencing activity and jobs by maintaining business confidence in the management of state finances, and by implementing micro-economic reforms to improve the efficiency of the economy. For example, maintaining efficient market regulations and reforming the planning system to address unnecessary complexity and red tape to reduce costs to business. Significant reforms to the planning system are already underway with the objective of fast tracking major projects, so that 85 per cent of project approvals are finalised within three months, and 95 per cent are finalised within five months.
The Government will provide a range of assistance measures to business and to the community — including initiatives announced in this Budget and arising out of the NSW Jobs Summit:
•	additional financial support to those purchasing newly constructed dwellings. From 1 July 2009 until 31 December 2009, under the Housing Construction Acceleration Program, purchasers of newly constructed dwellings, other than first home buyers, will only pay 50 per cent of the transfer duty payable on properties valued at less than $600,000. The 2009-10 Budget also extends the eligibility period for the $3,000 First Home Owner Supplement to 30 June 2010 (See the text box on initiatives to support the housing and construction sector)

•	a Local Infrastructure Fund providing $200 million in interest free loans for councils to bring forward critical local infrastructure

•	a $35 million Community Building Partnership will contribute funding for local infrastructure projects to enhance community facilities and support job opportunities for local tradespeople

•	a $70 million Major Investment Attraction Scheme to attract large projects that would not otherwise come to the State

•	establishment of two employment funds at a cost of $19 million over two years to assist businesses establishing or expanding: a Western Sydney Employment Fund and a Regional NSW Employment Fund

Budget Statement 2009-10	3-5

•	enhanced support for marketing and trade initiatives to promote New South Wales

•	changes to streamline Government procurement processes to assist business

•	one-off payments to help retrenched NSW apprentices find alternative work

•	reducing the economic cost of red tape by $500 million by June 2011

•	implementing training and reskilling for 175,000 workers under the Productivity Places Program with the Commonwealth, and a number of ‘green skills’ initiatives and

•	payroll tax rate reductions and threshold indexation, announced in the 2008-09 Budget, which will provide an ongoing boost to NSW tax competitiveness. The first reduction in payroll tax from 6 per cent to 5.75 per cent occurred on 1 January 2009. Further reductions to 5.65 per cent and 5.5 per cent will occur on 1 January 2010 and 1 January 2011. The combined effect of these changes will reduce payroll tax by $2.7 billion over the five years to 2012-13.
These initiatives will provide assistance to activity in the short term and in the long term by helping to reduce business costs and long-term unemployment while raising productivity.
The Australian Government, with control over a broader revenue base than that available to the states, has greater capacity to counter the effects of economic recession. The Australian Government has, accordingly, announced in the past six months a number of fiscal stimulus packages which are estimated to raise the level of GDP by 3 1/2 per cent in 2009-10 and 2 per cent in 2010-11. This included a $1.5 billion Jobs and Training Compact and a $650 million Jobs Fund.
Much of the Australian Government’s fiscal stimulus measures pass through the states. The extra funds from the Commonwealth stimulus package will provide $3.2 billion for government schools through the Department of Education and Training. Another $1.5 billion for non-government schools will be delivered by the non-government sector. New South Wales also will receive around $2 billion in Commonwealth grants for construction of new social housing over the next two years. This is in addition to the NSW Government’s previous spending commitments. Special legislation has been passed to expedite delivery of these programs.

3-6	Budget Statement 2009-10

Another source of major economic stimulus of the Australian economy is provided by the Reserve Bank of Australia, which has reduced the official cash rate by 425 basis points since September 2008 — to its lowest level in almost 50 years. Most of the reduction has been passed on to mortgage holders in lower interest rates — taking standard variable mortgage rates to their lowest level in around 40 years and providing a reduction of around $1,000 a month on an average mortgage of $391,000 in New South Wales. Business also has benefited from a lower cost of funds.
In summary, the 2009-10 Budget will provide support to the economy and to jobs during this period of weak economic activity — in ways that are consistent with the State’s medium-term fiscal strategy. Measures will be temporary and targeted.
Box 3.1: Initiatives to support the housing and construction sector
Over the past year the Government has introduced a range of measures to support the housing and construction sector and jobs within that sector. The measures include:
Reduced developer levies
State infrastructure contributions were reviewed with the per dwelling contribution in the growth centres of Sydney falling by more than $20,000 from December 2008. A $20,000 per lot threshold was also introduced for council levies and a review panel appointed to examine council plans above the threshold. 34 of the 152 councils in New South Wales had plans for over $20,000 per lot. Five of those councils have already voluntarily reduced their contribution to below $20,000 per lot. The first review of 11 councils has led to the threshold being imposed on one council and savings of between $2,000 and $18,000 per lot identified for four other councils. The levy review process is continuing.
Planning reforms
There are a number of Planning reforms that have been progressively rolled out that support economic activity. These include:
•	The Housing Code was introduced to streamline the development approval process for residential dwellings more than 450m2. The Department of Planning estimates this has the potential to reduce the period of development assessment to 10 days, saving 110 days and $6,500 per application. (February 2009).

•	Project Delivery Managers have been recruited by the Department of Planning to ensure the timely consideration of development applications for major projects. The Department has set bench marks that 85 per cent of major projects will be assessed within 3 months; 95 per cent within five months; and all major project assessments complete within eight months. (April 2009).

Budget Statement 2009-10	3-7

•	More than 1,300 concurrences and referrals (which require consent authorities, such as local councils, to refer development applications to government agencies for their approval) have been repealed to streamline the planning and development approval processes.

•	The Infrastructure State Environmental Planning Policy has been introduced to consolidate and simplify approvals for more than 25 classes of infrastructure development.
First home owner supplement
In the 2008-09 Mini-Budget the Government introduced a $3,000 payment for the purchase by first home buyers of newly constructed dwellings purchased between 11 November 2008 and 10 November 2009. The 2009-10 Budget extends the eligibility period to 30 June 2010.
The First Home Owner Supplement is in addition to the ongoing $7,000 First Home Owners Grant and the stamp duty exemption for first home buyers purchasing a home valued up to $500,000 which provides transfer duty savings up to $17,990.
The Government has also continued to administer the Commonwealth’s First Home Owners Boost scheme which provides eligible first home buyers with $7,000 for established homes and $14,000 for new homes. The Commonwealth announced in its 2009-10 Budget that the Boost scheme will be extended until 31 December 2009. Until 30 September 2009 it will continue in its current form. Between 1 October 2009 and 31 December 2009 the value of the Boost will be halved to $3,500 for established homes and $7,000 for new homes.
Housing construction acceleration plan
The 2009-10 Budget provides additional financial support to those purchasing newly constructed dwellings. From 1 July 2009 until 31 December 2009 purchasers of newly constructed dwellings, other than first home buyers, will only pay 50 per cent of the transfer duty payable on properties valued at less than $600,000.
This initiative will reduce the transfer duty on a $400,000 new dwelling by $6,745 and on a $500,000 new dwelling by $8,995. The maximum benefit provided on an individual property will be a saving of $11,245. This initiative will also support the building and construction industry.

3-8	Budget Statement 2009-10

3.4 MAINTAINING SOUND FINANCES
A key requirement for maintaining a sustainable fiscal position over the longer term is to align the growth of expenses with an average long-run growth rate for revenue. This means not allowing expense growth rates to match revenue growth when it is growing above trend, and not requiring expense cuts when revenue is growing below trend. A consistent and steady increase in expenses is essential for the efficient delivery of services over time.
Annual expense growth has, however, exceeded trend revenue growth by around one percentage point per year over the past six years, driven by the increased service delivery pressures in health, increased financial support for rail services and bus reform, and the Government’s policy priorities in the areas of child protection and disability services. The Government responded to this structural Budget imbalance in the Mini-Budget, evaluating all expenditure activities and identifying measures to reduce expense growth.
Better Services and Value Plan
The 2009-10 Budget reinforces the Government’s commitment to sustainable expenditure growth through a new whole-of-government Better Services and Value Plan. As part of this Plan, the government will establish a Better Services and Value Taskforce with an independent chair and including representatives from Treasury, Department of Premier and Cabinet, agencies and external experts. The Better Services and Value Taskforce will be supported by Treasury and draw upon staff seconded from agencies as well as external consultants.
The Government’s Better Services and Value Plan has five comprehensive and coordinated initiatives that will improve service delivery and drive productivity and value for money.
First, the Government will maintain its wages policy of 2.5 per cent per annum, with increases above that amount required to be funded from offsetting employee-related savings. The non-frontline staffing freeze implemented in the Mini-Budget will also be extended.
Managing employee expenses is critical because they account for nearly half of total expenses. The Government’s wages policy, implemented in September 2007, aims to maintain the real value of wage increases awarded over the past decade. This means that the Government will fund wage increases and associated costs at 2.5 per cent per year, the mid-point of the Reserve Bank of Australia’s (RBA) 2-3 per cent target inflation range2.

[2]	Growth in employee related costs will also reflect other factors, including importantly changes in the numbers employed. Refer Chapter 4, p.9-11.

Budget Statement 2009-10	3-9

The policy has permitted wage outcomes in excess of 2.5 per cent, funded by employee-related cost savings. Since September 1997, real public sector wages in New South Wales have increased by 5.7 per cent more than the public sector in the rest of Australia. The first round of awards and agreements under the wages policy is drawing to a conclusion — with most employees having received wage increases at or near 4 per cent per annum for periods of one, two or three years.
Chart 3.1: Real Wage Growth
Second, the Government will improve agency efficiency through a major re-engineering of agency structures, which will amalgamate 160 government agencies and offices into 13, leading to:
•	improved service delivery through better integration of services, including the removal of cross-agency service gaps and improved accountability.

•	a reduction in red tape for the community when directly dealing with a much smaller number of government agencies.

•	economies of scale from savings in corporate services, rationalisation of premises and the streamlining of management structures.

•	improved budget outcomes as agencies resolve conflicting positions and budget pressures internally and

•	greater service innovation through improved policy advice capacity.

3-10	Budget Statement 2009-10

Third, the Better Services and Value Taskforce will undertake a series of strategic reviews of selected aspects of whole-of-government expenditure, commencing with reviews of ICT expenditures, asset utilisation and purchased services including legal services.
Fourth, an ongoing process of line-by-line expenditure audits of government agencies will be carried out by the Taskforce. Review teams will be embedded within an agency with wide ranging authority to review all areas of expenditure
Fifth, through strategic performance reviews, the Taskforce will assess financial and Board performance of all state owned corporations. All Boards will be reviewed to assess Chair and Director performance, which will be incorporated into an annual process to ensure businesses are maximising returns to shareholders.
These five measures will significantly improve agency efficiency. Reflecting this, the Government has extended agency efficiency dividends to 2012-13 and increased them to 1.5 per cent in the final two years of the forward estimates. However, in other jurisdictions greater efficiency dividends have been achieved with such measures and the Government expects the Better Services and Value Plan to drive similar outcomes from these comprehensive reviews and restructuring of agencies.
Chart 3.2 illustrates the trend growth in revenues and expenses after removing the Australian Government’s Nation Building — Economic Stimulus Plan and Nation Building for the Future payments. It shows the short-term cyclical effects on State revenues from the economic downturn, and the effects of the projected economic recovery beginning in 2010. It also shows the effect that expense savings measures will have on lowering the average rate of growth in expenses over the forward estimates period from an average of around 6 1/2 per cent per annum to around 4 per cent per annum, helping return the Budget to surplus in 2011-12.
The reforms that will be implemented in NSW Health — the largest policy area of expenditure for the Budget — provide an example of the agency-specific approach to determining a sustainable expense path, and which can be applied to other agencies. Historically, health expenses have grown by around 8 per cent annually, driven by cost increases and increased demand for health services. Such a rate of growth is unsustainable given that State revenue growth is around 5 per cent per annum over the long run.

Budget Statement 2009-10	3-11

Chart 3.2: Budget results and four year average expense and revenue growth
A number of structural reforms have been designed specifically to meet the issues of greatest concern in health, the implementation of which is expected to help manage the aggregate expense growth down to an average of 5.8 per cent per annum over the forward estimates — a rate which strikes a balance between what is needed to meet ongoing costs and demand growth and what is fiscally sustainable. It also recognises that health will continue to grow as a share of total Government expenses.
The reforms in NSW Health support cost-effective service delivery and strengthen resource allocation and management. They are expected to deliver significant efficiencies and productivity gains, through measures such as stronger Cabinet oversight of NSW Health’s financial and service performance, implementation of episode funding, and a range of improvements to financial management systems (see Chapter 4 for details).
In addition to the Better Services and Value Plan, when revenues return to above trend, the above-trend component will be used to repay debt, as has been the case in the past. This is integral to the Government’s medium-term fiscal strategy and will leave the balance sheet in a strong position to weather the next, inevitable, global economic slowdown.

3-12	Budget Statement 2009-10

The government will also use the proceeds from business asset sale transactions to repay debt. In accordance with normal budget practice, the forward estimates do not include estimates of potential proceeds. The Government announced as part of the 2008-09 Mini-Budget process the investigation of the potential sale of NSW Lotteries, Superannuation Administration Corporation (trading as Pillar) and WSN Environmental Solutions, because providing these services is no longer considered a core role for government.
The Government investigation into the possible sale of WSN Environmental Solutions and Pillar is ongoing and considerable progress has been made. With regard to NSW Lotteries the Government announced its decision to offer to the market a long term exclusive license for the distribution of NSW Lotteries products and intends to conclude the transaction by the end of 2009. Legislation giving effect to this transaction was introduced in Parliament in June 2009. The Government’s energy transaction structure is being finalised. The Government intends to complete the transactions by the end of 2009, subject to financial market conditions.
Infrastructure Investment
The Government’s capital expenditure program plays an integral role in supporting delivery of services to the people of New South Wales. The size of the program is dictated by long-term capacity requirements but also recognises the need to deliver infrastructure in a way that is fiscally sustainable. Budget Paper No. 4 provides a detailed description of the State infrastructure program.
The program has grown substantially in size in recent years — with the average total State capital expenditure increasing from below $5 billion a year through the second half of the 1990s to $10.8 billion a year over the four years to 2008-09, and is now projected to average $15.7 billion a year over the 4 years to 2012-13 (or $14.0 billion a year excluding the Australian Government’s Nation Building — Economic Stimulus Plan and Nation Building for the Future funding).
The majority of the growth has occurred in the PTE sector, particularly the commercial PTE sector. In percentage terms, while total State capital expenditure has grown by 62.8 per cent in the four years to 2008-09, PTE sector capital expenditure has increased by 86.1 per cent — with commercial PTE infrastructure investment increasing by 107.8 per cent.

Budget Statement 2009-10	3-13

Over the four years to 2012-13 total State infrastructure spending is projected to total $62.9 billion, an increase of $19.9 billion (46.3 per cent) compared to the four years to 2008-09. The largest increase over the forward estimates is in the PTE sector with an additional $12.6 billion, or 50.6 per cent, and an additional $7.3 billion, or 40.3 per cent for the general government sector. The general government capital program over the forward estimates represents around 40 per cent of total State capital expenditure, with the PTE capital program accounting for 60 per cent. The bulk of the PTE capital program is in the commercial PTE sector, and in particular the regulated energy businesses and water sector. Capital investment in these businesses will contribute to strong and consistent earnings growth in the commercial PTE sector, which is driven by regulator determined rates of return on a large and growing asset base.
Chart 3.3: State Infrastructure Spending
The State infrastructure program, outlined in the November Mini-Budget, is supported by additional funding from the Australian Government. Chart 3.3 shows that the Commonwealth stimulus is deliberately concentrated into 2009-10 and 2010-11, to help support economic activity. The size of the infrastructure program will decline thereafter, as the stimulus is withdrawn, returning the total program to levels that, as a share of the economy, are more sustainable over the long run (Chart 3.4).

3-14	Budget Statement 2009-10

Chart 3.4: State Capital Expenditure as a share of GSP
Chart 3.5 shows that capital expenditure will continue to be at high levels relative to historical experience.
Chart 3.5: State Capital Expenditure Program, 1963-64 to 2012-13 (real 2009-10 dollars)

Budget Statement 2009-10	3-15

3.5 SUSTAINABLE BALANCE SHEET
Net debt
Aligning the growth in budget operating expenses with revenues that can be sustained over the long run is one of the central tenets of the fiscal strategy, because, combined with the infrastructure program, it dictates the need for borrowings by the general government sector. Debt in the general government sector is used to smooth timing mismatches between the receipt of government revenues and its expenses (including infrastructure spending). In contrast, debt in the PTE sector is generally used to finance infrastructure which generates a commercial return.
Using the proceeds of strong revenue growth and regearing government businesses to commercially prudent levels, the Government reduced net debt in the general government sector over the past decade, from 7.3 per cent of GSP ($12.2 billion) in 1995 to 0.5 per cent of GSP ($1.5 billion) by June 2006. It is now projected to peak as a share of GSP at less than 4 per cent (3.9 per cent of GSP, or $15.1 billion) by June 2011 to fund a large increase in infrastructure investment and to help maintain the delivery of services until revenues return to above trend.
Chart 3.6: Net Debt — General Government and Total State
Source:	NSW Treasury for underlying net debt (adjusted for the impact of prepayments and deferral of superannuation contributions); ABS for GSP (Actual) and NSW Treasury for estimates from 2007-08.

3-16	Budget Statement 2009-10

Total State net debt similarly declined over the decade to 2006 but will increase over the forward estimates. From 11.8 per cent of GSP in 1995 ($19.6 billion), total State net debt declined to 4.9 per cent by June 2006 ($15.5 billion). Over the next four years, however, net debt is expected to increase and peak as a share of GSP at 12.0 per cent ($49.5 billion) by June 2012, largely due to a substantial lift in PTE borrowings to fund infrastructure spending.
The Government’s fiscal strategy will lead to the balance sheet being strengthened over the medium term. To achieve this, the Government will apply future above-trend revenues to repay debt as the economy recovers, as has been the case in the past. In addition the proceeds from asset sales will be used to repay debt when sale proceeds are received. Strengthening the balance sheet will once again prepare New South Wales to manage future economic shocks.
Net financial liabilities
The broadest measure of a state’s financial obligations — net financial liabilities — includes net debt, unfunded superannuation liabilities, net self-insurance liabilities and other, primarily employee-related liabilities, such as long service leave. The fiscal strategy appropriately focuses not just on managing debt, but on managing overall net financial liabilities.
As for net debt, the Government’s fiscal strategy is to maintain overall net financial liabilities at levels considered low and sustainable in the future to retain the policy flexibility to respond to fiscal and economic pressures on the budget. The Government commitment to fully fund State superannuation liabilities by 2030 remains, and the funding schedule to achieve that will be reviewed following the triennial Actuarial review in late 2009.
Strong operating results and a responsible capital program combined to lower the level of net financial liabilities as a share of GSP between 1995 and 2004. Net financial liabilities then remained broadly stable until June 2008, apart from a spike in 2005 caused by a change in accounting standards requiring the use of a substantially lower discount rate to value superannuation liabilities (which increased the recorded liability).
The reported level of net financial liabilities increased by 6 percentage points of GSP in 2008-09 (total State) principally because of the effect of a large increase in unfunded superannuation liabilities (4.1 percentage points) flowing from a lower discount rate used to value liabilities and investment losses due to the severe downturn in global equity markets. In addition net debt increased (1.7 percentage points) to fund an expanded infrastructure program and the Budget deficit.

Budget Statement 2009-10	3-17

Chart 3.7:	Net Financial Liabilities — General Government and Total State(a)

(a)	Series break in 2004-05 as a result of the adoption of Australian Equivalents to International Financial Reporting Standards. It has the effect of increasing the reported level of net financial liabilities.

Source:	NSW Treasury for net financial liabilities; ABS for GSP (Actual) and NSW Treasury for estimates from 2007-08.
Net financial liabilities are expected to stabilise as a share of the economy over the next four years, reflecting an underlying strengthening in the Budget position and the economic recovery beginning in 2010-11. Utilising the proceeds from business asset sale transactions to repay debt will further improve net financial liabilities although, in accordance with normal practice, the forward estimates do not include estimates of potential proceeds.
Another measure of the State’s chief financial obligations, used by Standard & Poor’s, is the combination of net debt and unfunded superannuation liabilities relative to total revenue for the non-financial public sector. This measure also shows a stabilisation over the forward estimates period.

3 - 18	Budget Statement 2009-10

Chart 3.8:	Net Debt and Unfunded Superannuation Liabilities as a share of Total Revenue (non-financial public sector)
3.6 FISCAL TARGETS AND PRINCIPLES: PROGRESS
Appendix A summarises the progress achieved against all the fiscal targets and principles (outlined in the Fiscal Responsibility Act 2005) that underlie the Government’s fiscal strategy, and assesses the achievability of fiscal targets and principles in the future. This section discusses the key measures in more detail.
The target for the level of net debt in the general government sector is to keep net debt at or below its level as at 30 June 2005 (0.9 per cent of GSP). Net debt is, however, expected to remain above the target for the foreseeable future for two reasons. First, since the targets were set, there has been a structural change in size of the infrastructure program — a near doubling in size. Second, the Budget has deteriorated in line with the cyclical weakening in State revenues. The capital program will therefore have to be funded increasingly from the balance sheet. Net debt as a share of GSP is forecast to be 3.4 per cent in 2010 — around 2 1/2 percentage points above the fiscal target in 2010.
In addition to the increase in net debt, other financial liabilities (principally unfunded superannuation liabilities) are also expected to increase over the forward estimates, taking the broadest measure of the states financial obligations — net financial liabilities — to 14.5 per cent of GSP as at June 2010. This is seven percentage points above the medium-term target of 7.5 per cent of GSP.

Budget Statement 2009-10	3-19

The main reason that net financial liabilities in the general government sector have increased sharply in 2008-09 is because of a large increase in recorded unfunded superannuation liabilities ($14.3 billion since the 2008-09 Budget). Almost half ($6.9 billion) of this increase is due to using a lower discount rate to value the liabilities, as required under AASB 119 Employee Benefits international accounting standard. A further $4.7 billion of the increase is due to the fall in asset market values following investment losses in 2007-08 and 2008-09.
NSW Treasury believes, however, that the actuarial funding approach, under the Australian Accounting Standard 25 Financial Reporting by Superannuation Plans (AAS 25) that existed prior to 2006, is a more appropriate basis for funding as it provides a better indication of the level of employer contributions required over time to meet future entitlements (discussed in detail in Chapter 7). On this basis, the level of general government net financial liabilities in 2010 would be 3 1/2 percentage points lower than projected under AASB 119.
The level of net debt and net financial liabilities will be significantly improved over the medium term when the proceeds of the business asset sales are received and used to repay debt.
3.7 IMPACT OF 2009-10 BUDGET ON THE LONG-TERM FISCAL GAP
The 2006-07 Budget provided a benchmark estimate of the long-term fiscal pressures that New South Wales may face by comparing the actual budget outcomes for 2004-05 to the projected budget outcome for 2043-44. It was estimated that demographic and other pressures could lead to a fiscal gap3 of around 3.4 per cent of GSP over the 40 year horizon.
One feature of the Fiscal Responsibility Act 2005 is a requirement to report in every budget the long-term fiscal consequences of expenditure and revenue measures. As such, in addition to the usual budget reporting on the immediate effects of policy initiatives, the Government now provides an assessment as to whether policy changes will widen or narrow the long-term fiscal gap (as reported in 2006-07 Budget Paper No. 6 Long-Term Fiscal Pressures Report). This reporting considerably increases fiscal transparency.

[3]	The fiscal gap is the difference between the base period primary balance as a share of GSP and the primary balance as a share of GSP at the end of the projection period, on a no policy change basis. The primary balance is the gap between spending and revenue excluding interest transactions but including net capital expenditure. A positive gap implies that fiscal pressures will be building over the projection period.

3-20	Budget Statement 2009-10

The cumulative impact of changes introduced in the 2006-07, 2007-08 and 2008-09 Budgets have been estimated to increase the fiscal gap to 3.9 per cent of GSP. In calculating the impact of the 2009-10 Budget on the fiscal gap measures of a temporary or one off nature such as the Nation Building — Economic Stimulus Plan or Nation Building for the Future funding from the Australian Government have been removed from the revenue, expense and capital expenditure aggregates.
Policy decisions since the 2008-09 Budget, resulting in higher expenditure on services, including additional expenditure associated with the COAG reforms, will increase the fiscal gap by 0.75 percentage points. Increased net capital expenditure will add a further 0.04 percentage points. Offsetting this to some extent are the taxation measures announced in the 2008-09 Mini-Budget, together with additional COAG funding, which reduce the fiscal gap by 0.4 percentage points. In net terms the impact of policy decisions since the 2008-09 Budget will increase the fiscal gap by approximately 0.4 percentage points, resulting in an overall fiscal gap of 4.3 per cent of GSP.

Budget Statement 2009-10	3-21

Table 3.1: Key fiscal indicators NSW 1999-00 to 2012-13 (per cent)

	1999-00	2000-01	2001-02	2002-03	2003-04	2004-05	2005-0	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Est	Est	Est

General Government Sector
Revenue/GSP	13.6	13.4	13.4	13.5	13.1	12.9	13.5	13.3	12.9	13.0	14.2	14.3	13.9	13.5
Revenue Growth — Nominal	5.5	5.0	5.5	6.7	4.3	3.9	9.1	4.8	4.0	5.0	8.5	4.5	3.3	3.8
Revenue Growth — Real(a)	3.3	0.6	3.1	3.7	0.0	0.1	4.1	0.5	(0.4)	(0.9)	9.8	3.1	1.3	1.5
Tax Revenue/GSP	6.7	5.6	5.2	5.3	5.2	5.1	5.0	5.3	5.2	4.7	4.8	5.1	5.1	5.0
Tax Revenue Growth — Nominal	7.6	(12.2)	(1.0)	7.1	6.2	1.9	3.9	11.3	4.8	(4.5)	1.7	10.1	6.4	4.8
Tax Revenue Growth — Real(a)	5.4	(15.9)	(3.2)	4.1	1.8	(1.8)	(0.8)	6.6	0.4	(9.8)	2.9	8.6	4.4	2.4
Expenses/GSP	12.7	12.8	12.8	12.8	12.7	12.9	12.8	13.1	12.9	13.3	14.5	14.4	13.8	13.3
Expenses Growth — Nominal	2.2	7.2	5.5	6.4	6.3	6.5	4.8	7.9	5.7	8.0	7.6	2.8	3.0	2.9
Expenses Growth — Real(a)	0.1	2.7	3.1	3.5	1.9	2.6	(0.0)	3.4	1.2	2.0	8.9	1.4	1.0	0.5
Net Operating Result/GSP	0.9	0.6	0.6	0.7	0.4	0.1	0.6	0.2	0.0	(0.4)	(0.3)	(0.0)	0.0	0.1
Net Operating Result/Revenue	6.6	4.6	4.6	4.9	3.1	0.6	4.5	1.8	0.2	(2.7)	(1.9)	(0.2)	0.2	1.1
Gross Capital Expenditure/GSP	1.2	1.2	1.2	1.2	1.2	1.1	1.2	1.3	1.3	1.4	2.1	1.8	1.4	1.2
Net Lending/GSP	0.6	0.2	0.2	0.2	0.0	(0.2)	0.1	(0.3)	(0.5)	(0.9)	(1.3)	(0.8)	(0.4)	(0.2)
Net Lending/Revenue	4.3	1.6	1.7	1.3	0.1	(1.7)	1.0	(2.3)	(4.0)	(7.2)	(9.4)	(5.7)	(2.5)	(1.3)
Net Debt/GSP(b)	4.3	2.9	2.1	1.4	1.0	0.9	0.5	1.1	1.5	2.2	3.4	3.9	3.8	3.6
Net Debt/Revenue(b)	32.0	21.5	16.0	10.1	7.9	7.2	3.5	8.2	11.4	16.6	24.2	27.3	27.7	26.5
Interest/Revenue	4.4	3.2	2.6	2.2	2.1	3.0	2.8	2.8	2.8	2.9	2.9	3.3	3.5	3.6
Net Financial Liabilities/GSP	10.9	9.9	9.7	9.5	8.8	10.4	8.7	7.6	8.2	13.4	14.5	13.9	13.3	12.6
Net Financial Liabilities/Revenue	80.6	73.8	72.5	70.5	66.6	80.3	64.6	57.5	63.8	103.0	101.7	97.1	96.3	93.8

Total State Sector
Net Operating Result/GSP	1.2	1.0	0.9	0.6	0.4	0.1	0.8	1.0	0.4	(0.0)	0.3	0.5	0.4	0.5
Net Operating Result/Revenue	6.9	5.6	5.7	3.9	2.7	0.7	5.0	6.0	2.2	(0.2)	1.9	2.8	2.0	2.6
Gross Capital Expenditure/GSP	2.4	2.2	2.4	2.5	2.3	2.3	2.6	2.9	3.1	3.6	4.8	4.3	3.5	3.1
Net Lending/GSP	0.3	0.5	0.0	(0.3)	(0.3)	(0.7)	(0.4)	(0.5)	(1.3)	(2.2)	(2.7)	(2.0)	(1.4)	(1.0)
Net Lending/Revenue	1.8	2.9	0.1	(1.6)	(2.1)	(4.4)	(2.2)	(3.3)	(8.0)	(13.4)	(14.8)	(10.9)	(7.8)	(5.6)
Net Debt/GSP(b)	8.1	7.6	6.5	5.8	5.4	5.5	4.9	6.0	6.1	7.8	10.4	11.6	12.0	11.9
Net Debt/Revenue(b)	46.9	41.6	39.1	34.8	33.2	34.5	29.9	36.6	38.0	47.7	57.6	63.5	67.5	68.4
Interest/Revenue	5.1	4.4	3.7	3.7	3.6	4.4	4.3	3.7	4.9	5.3	5.3	5.9	6.2	6.4
Net Financial Liabilities/GSP	16.4	16.1	15.8	15.9	15.0	18.0	16.0	15.2	16.0	22.0	24.5	24.7	24.5	23.9
Net Financial Liabilities/Revenue	95.1	88.4	94.5	95.7	92.7	112.7	97.7	93.2	99.9	134.9	136.0	135.2	138.0	137.2

(a)	Deflated using the gross non-farm product deflator.

(b)	Net debt excludes the impacts of prepayment/deferral of superannuation contributions.

3-22	Budget Statement 2009-10

Table 3.2: Key fiscal indicators NSW 1999-00 to 2012-13 ($m)

	1999-00	2000-01	2001-02	2002-03	2003-04	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Actual	Revised	Budget	Est	Est	Est

General Government Sector
Total Revenue	30,522	32,051	33,808	36,065	37,632	39,081	42,629	44,695	46,492	48,818	52,958	55,322	57,170	59,365
Tax Revenue	15,185	13,337	13,210	14,146	15,018	15,300	15,902	17,697	18,548	17,712	18,011	19,827	21,099	22,102
Total Expenses	28,519	30,563	32,242	34,312	36,479	38,841	40,701	43,900	46,419	50,155	53,948	55,438	57,084	58,723
Net Operating Result	2,003	1,487	1,566	1,752	1,153	240	1,928	795	73	(1,337)	(990)	(116)	86	642
Gross Capital Expenditure	2,733	2,859	3,102	3,349	3,331	3,343	3,949	4,296	4,670	5,289	7,663	6,895	5,582	5,401
Net Lending/Borrowing	1,322	525	573	461	41	(661)	431	(1,049)	(1,858)	(3,510)	(4,965)	(3,160)	(1,457)	(775)
Net Debt	9,771	6,893	5,422	3,638	2,970	2,826	1,483	3,645	5,279	8,087	12,821	15,100	15,826	15,756
Interest Expenses	1,348	1,021	868	803	789	1,190	1,184	1,257	1,299	1,413	1,531	1,838	2,006	2,110
Net Financial Liabilities	24,590	23,651	24,502	25,418	25,072	31,363	27,526	25,685	29,664	50,261	53,837	53,719	55,050	55,705

Total State Sector
Total Revenue	38,848	43,507	42,100	44,473	46,285	48,344	51,855	54,637	57,556	61,245	67,017	70,643	73,327	76,800
Total Expenses	36,175	41,086	39,719	42,760	45,025	47,993	49,269	51,366	56,269	61,389	65,745	68,630	71,883	74,811
Net Operating Result	2,673	2,421	2,381	1,713	1,260	351	2,586	3,271	1,287	(144)	1,271	2,013	1,445	1,989
Gross Capital Expenditure	5,460	5,365	6,080	6,697	6,705	6,984	8,379	9,799	11,158	13,694	17,989	16,710	14,552	13,685
Net Lending/(Borrowing)	687	1,257	46	(691)	(984)	(2,143)	(1,145)	(1,806)	(4,606)	(8,217)	(9,915)	(7,677)	(5,692)	(4,273)
Net Debt	18,228	18,106	16,447	15,497	15,357	16,660	15,518	19,982	21,869	29,186	38,617	44,857	49,473	52,564
Interest Expenses	1,986	1,906	1,567	1,626	1,675	2,143	2,210	2,008	2,846	3,242	3,574	4,151	4,562	4,881
Net Financial Liabilities	36,959	38,474	39,769	42,562	42,891	54,499	50,661	50,920	57,471	82,610	91,146	95,517	101,222	105,391
Gross State Product (current prices)	225,09	238,894	252,454	268,011	286,183	302,089	316,882	335,828	359,883	375,760	372,496	386,098	412,570	440,858

Budget Statement 2009-10	3-23

CHAPTER 4: GENERAL GOVERNMENT EXPENDITURE

•	Total general government sector expenses for the 2009-10 Budget are estimated to be $53.9 billion. This is 7.6 per cent higher than in 2008-09 or 5 per cent after excluding the impact of the Australian Government’s Nation Building — Economic Stimulus Plan and Nation Building for the Future.

•	Expenses have increased 6.6 per cent per annum on average over the four years to 2008-09.

•	Expenditure allocations in this budget support the Government’s commitment to improved service delivery. The budget provides additional funding for key Government policy reform initiatives including Caring Together: The Health Action Plan for NSW and Keep Them Safe: A shared approach to child wellbeing, and allocates $2.9 billion for COAG National Partnership service delivery reforms.

•	In 2009-10, the Government is establishing a Better Services and Value Taskforce and launching a five point Better Services and Value Plan to ensure sustainable expenditure growth over the next four years including:
•	continuing the Government’s wages policy requiring productivity offsets for wage increases above 2.5 per cent and extending a public sector staffing freeze

•	amalgamating 160 government agencies and offices into 13, improving service delivery and achieving economies of scale

•	reviews of whole-of-government expenditure such as ICT expenditure

•	line by line expenditure audits of agencies and

•	performance reviews of state owned corporations.
•	General government expenses are estimated to grow by an average of 4 per cent per annum over the four years to 2012-13. Maintaining expense growth at this level is key to keeping the State’s finances on a sustainable path.
4.1 INTRODUCTION
The NSW Government delivers high quality public services for the benefit of the whole community. The general government sector provides services such as health, education, community and disability services, police and justice, environment services and roads as well as subsidising the provision of public transport services.

Budget Statement 2009-10	4-1

Services such as water and electricity are generally provided on a commercial basis. The public trading enterprises sector is covered in Chapter 8.
General government services are funded mainly by the budget and share a number of common features:
•	They are generally provided on a universal basis with a focus on equity and accessibility. Access is often free (e.g. public education and hospitals) or at a heavily subsidised price (e.g. public transport).

•	Expenditure growth on services is relatively stable reflecting the need for continuity in base funding to support essential service delivery such as hospitals, schools, policing and emergency services.

•	The majority of expenditure is dedicated to human services that improve the wellbeing of individuals and the community as a whole. These services are labour intensive — teachers, nurses, social workers and police officers — as delivery relies on personal service to individuals.

•	The demand for services is growing at a rate greater than general population growth. Key drivers include an ageing population and an increase in the demand for services as living standards and community expectations rise.
The 2009-10 Budget focuses on delivering public services in a fiscally responsible manner. This will involve implementing reform priorities, improving the efficiency of service delivery and managing risks to expenditure including:
•	delivering commitments under the Council of Australian Governments (COAG) Reform Agenda, which includes new Australian Government funding for service delivery reforms and enhancements in healthcare, schooling, skills and workforce development, disability and housing services

•	providing for growing demand for services arising from population and economic growth and changing demographics and technology

•	implementing reforms recommended by the special commissions of inquiry into child protection and acute care services in public hospitals

•	responding to structural pressures on expenses by reprioritising expenditure and implementing measures to slow the rate of expenditure growth as outlined in the 2008-09 Mini-Budget and

•	launching a five point expenditure strategy to manage cost pressures and ensure high quality front-line services are delivered more efficiently and at a sustainable level of expenditure growth.
Delivery of these measures will ensure State finances remain sustainable over the medium term.

4-2	Budget Statement 2009-10

4.2 THE BUDGET PROCESS
Reform Priorities
The State Plan sets out clear priorities and targets for action and establishes accountability structures to deliver on priorities.
Priorities and targets are allocated to lead and partner Ministers and agencies and their performance is monitored and reviewed regularly. Agencies are required to integrate State Plan priorities and targets into their business planning and identify links with their budget allocations.
Many of the State Plan priorities depend on collaboration between the State and Australian Governments to ensure that roles and responsibilities of both levels of government are clear in contributing to improved service delivery in New South Wales.
In November 2008, COAG agreed to significant reforms to meet the long-term national imperatives of boosting productivity and workforce participation, and improving service delivery (see Box 4.1: COAG Reform Agenda). In 2009-10, the Government will continue integrating the COAG Reform Agenda priorities within the Government’s performance management and budgeting processes.
Expenditure Strategy
The Government’s approach to managing expenditure involves strategies to address service demands through enhanced efficiency and processes to improve the planning, funding and prioritising of government service delivery. These include:
•	establishing government priorities, service delivery goals and accompanying budget allocations

•	a value-for-money approach to support the distribution of resources on the basis of government priorities and community need

•	supporting efficient and effective use of resources by monitoring and reviewing agency budget allocations and service delivery performance and

•	monitoring and responding to cost pressures and changing conditions by applying expenditure controls to achieve efficiencies and improve productivity.

Budget Statement 2009-10	4-3

Box 4.1: COAG Reform Agenda
In December 2008, the Australian Government and all States and Territories signed the Intergovernmental Agreement on Federal Financial Relations (IGA). The IGA introduces fundamental reforms to Commonwealth-State financial relations including:
•	greater emphasis on shared outcomes and service delivery improvements

•	enhancing accountability and transparency through public performance reporting and

•	simplifying and streamlining funding arrangements.
Under the new arrangements, New South Wales will receive an additional $1.76 billion National Agreement (NA) funding over the five years to 2012-13 and $2.89 billion National Partnership (NP) funding from the Australian Government (see Chapter 6).
Additional funding will be allocated towards achieving the outcomes and reforms agreed under the NAs for Healthcare, Education, Skills and Workforce Development, Disability Services, Affordable Housing and National Indigenous Reform. Each NA clarifies the roles and responsibilities of the Australian, State and Territory governments in service delivery, and establishes the objectives, outcomes, outputs and performance indicators that will guide State delivery of services.
NPs will provide facilitation and reward payments to support reform priorities and service delivery expansion. A number of new NPs require a co-funding contribution from the States.
Under the ‘first wave’ of new NPs, New South Wales will undertake service delivery reforms in the areas of health, school education, early childhood education, vocational education and training, social housing, overcoming indigenous disadvantage and competition and business regulation.
The Australian Government’s Nation Building — Economic Stimulus Plan and 2009-10 Budget Nation Building for the Future represent the second and third wave of NPs. NSW will receive over $7 billion to build and maintain infrastructure in the State’s schools, hospitals, roads, railways, housing and local communities.
Recent expenditure management measures
The Government is committed to a value-for-money approach to managing expenditure. The Government demonstrated this commitment by identifying and responding to structural budget pressures in the 2008-09 Mini-Budget.
The Mini-Budget restated the 2008-09 Budget and forward estimates to align expenditure with revenue over the long term. All operating expenses were systematically reviewed and a number of individual budget measures taken. These included reallocating expenditure from low to higher priorities and implementing measures to slow the rate of expenditure growth at the individual agency and whole-of-government levels. Most of the individual Mini-Budget measures are on-track or have been implemented.

4-4	Budget Statement 2009-10

Better Services and Value Plan
The 2009-10 Budget reinforces the Government’s commitment to sustainable expenditure growth and responds to the challenges in economic conditions through a new whole-of-government Better Services and Value Plan.
The government’s plan includes five initiatives to improve service delivery, make government services more efficient and ensure the budget is fiscally sustainable over the longer term.
This is a comprehensive and coordinated strategy to drive productivity and value-for-money by finding significant, ongoing cost savings to the budget. These initiatives will contain expenses, cut waste and duplication, and streamline government agencies.
The Government will establish a Better Services and Value Taskforce with an independent chair and including representatives from Treasury, Department of Premier and Cabinet, agencies and external experts. The Taskforce will be supported by Treasury and will draw upon staff seconded from agencies as well as external consultants.
First, the Government will maintain its wages policy, which seeks to moderate the growth in employee costs while maintaining the real value of gains made in the recent past. The policy requires wage outcomes in excess of 2.5 per cent to be offset by employee-related cost savings. Additional measures will be taken to ensure agency delivery of employee-related cost savings over the next four years including extensive upfront assessment and monitoring of offsets. The non-frontline staffing freeze implemented in the Mini-Budget will be extended.
Second, 160 government agencies and offices will be amalgamated into 13. Implementation will be overseen by a special sub-committee of Cabinet. Streamlining government structures will improve service delivery by better integrating services and closing cross-agency service gaps. It will also achieve efficiencies by reducing the overlap of agency activities, and by delivering economies of scale for administrative overheads.
Third, the Better Services and Value Taskforce will undertake a series of strategic ‘value for money’ reviews of selected aspects of whole-of-government expenditure, commencing with reviews of information and communications technology (ICT) expenditures, asset utilisation and purchased services including legal services.

Budget Statement 2009-10	4-5

The first review will be of ICT funding and expenditure across all NSW government agencies and report back to Government in three months. This will identify savings and establish binding targets for improving the efficiency and effectiveness of ICT expenditure. This review will be in addition to the Government Chief Information Office’s savings initiatives as outlined in the People First Strategy. The review will recognise where agencies are expanding ICT services to improve frontline service delivery in response to the recommendations of recent Government inquiries.
The fourth initiative of the Better Services and Value Plan is a program of line-by-line expenditure audits of all general government agencies. The Better Services and Value Taskforce will embed teams within an agency with wide ranging authority to review all areas of expenditure including agency procurement practices. The audit program will review if agency outputs are produced efficiently, provide a greater level of assurance that budget measures are being achieved within an agency as well as strengthening central agency monitoring capacity.
The reviews teams will:
•	undertake a rigorous line-by-line review of an agency operating and capital expenditure items

•	establish efficient cost levels using desk-top analysis to compare agency costs against appropriate benchmarks

•	establish forward-looking cost saving benchmarks and targets to be achieved over the forward estimates, and embed these targets into agency budgets and Results and Services Plans

•	report cost saving targets to Cabinet Standing Committee on Expenditure Review and Budget Committee of Cabinet and

•	work with agencies to establish reform options to achieve identified cost savings.
The fifth initiative is strategic performance reviews by the Better Services and Value Taskforce of all state owned corporations to assess and improve financial and Board performance. In 2009-10, the Government will review all Boards to assess Chair and Director performance, which will be incorporated into an annual process to ensure businesses are maximising returns to shareholders.

4-6	Budget Statement 2009-10

These five measures have the potential to significantly improve agency efficiency. Reflecting this, the Government has extended agency efficiency dividends to 2012-13 and increased them to 1.5 per cent in the final two years of the forward estimates. However in other jurisdictions greater efficiency dividends have been achieved with such measures and the Government expects similar outcomes from these value for money reviews and agency amalgamations.
To drive accountability for service delivery improvement and the efficient use of resources, the Government will continue to strengthen monitoring arrangements through the Cabinet Standing Committee on Expenditure Review. The Committee will play a key role in monitoring employee-related offsets, agency budget allocations, including the delivery of efficiency improvements, wages policy and the 2008-09 Mini-Budget decisions.
4.3 EXPENDITURE TRENDS AND COMPOSITION
Expenses
Total general government expenses for 2009-10 are estimated to be $53.9 billion. This is 7.6 per cent higher than 2008-09 or 5 per cent higher after excluding the impact of the Australian Government’s Nation Building — Economic Stimulus Plan and the Nation Building for the Future announcement.
Australian Government funding of initiatives relating to housing and public transport will flow through the general government operating statement as capital grants to the public trading enterprise (PTE) sector. The majority of funding will be spent in 2009-10 and 2010-11 driving the above-trend expenditure growth for this period.
Expenses have increased 6.6 per cent per annum on average over the four years to 2008-09. However, year on year growth rates can be volatile, reflecting the timing of new initiatives, the winding down of some programs, the receipt of funding under intergovernmental agreements, variations in capital grants provided to the PTE sector and the timing of wage increases.
Generally, the growth in expenditure over the four years to 2008-09 has been driven by several related factors:
•	a significant increase in capital grants for rail infrastructure and bus reform

•	increased service delivery in areas such as health, community and disability services, and the environment

•	real wage growth, particularly for frontline employees, and additional frontline positions for police, nurses and teachers and

•	higher depreciation expenses in line with the growth in the general government capital expenditure program.

Budget Statement 2009-10	4-7

Table 4.1: Summary of expenses

	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Employee-related	20,765	21,455	22,870	24,378	25,752	27,070	28,449	29,549
Other operating	8,864	9,426	10,069	10,866	11,427	11,971	12,394	12,761
Depreciation and amortisation	2,127	2,308	2,466	2,649	2,915	3,151	3,285	3,389
Current grants and subsidies	6,140	6,615	7,446	7,854	8,274	7,952	8,301	8,386
Capital grants	1,621	2,839	2,269	2,995	4,049	3,456	2,649	2,528
Finance	1,184	1,257	1,299	1,413	1,531	1,838	2,006	2,110
Total Expenses ($m)	40,701	43,900	46,419	50,155	53,948	55,438	57,084	58,723
Year on year change %	4.8	7.9	5.7	8.0	7.6	2.8	3.0	2.9

4 year average growth %				6.6				4.0

Over the next four years, expenses are forecast to grow an average of 4 per cent per annum. A lower rate of expense growth, compared with recent trends, will be achieved through the continuation of the Government’s wages policy, agency amalgamations and productivity reforms.
Over the next four years, expenditure growth will be underpinned by:
•	delivery of outcomes and outputs under the intergovernmental agreement for key areas of national reform including health, education, vocational education and training, social housing, indigenous services and competition and business regulation. Australian Government funding, including an additional $1.76 billion for NAs and $2.89 billion allocated for the first wave of NPs agreed in November 2008, will contribute to expenditure growth over time

•	higher finance expenses resulting from an expanded capital works program, funded in part by an increase in general government net debt

•	additional funding to support the implementation of Government policy reform initiatives arising from the special commissions of inquiry into child protection and acute care services in NSW public hospitals and

•	increased service demand and the impact of a growing and ageing population.
Employee costs
As illustrated by Chart 4.1, employee-related expenses account for 47.7 per cent of total expenses reflecting the labour intensive nature of government services. Employee-related expenses consist of salaries and wages, annual leave, long service leave and superannuation expenses.

4-8	Budget Statement 2009-10

Chart 4.1: Composition of total expenses — by type 2009-10
In year-average terms the NSW general government sector employs approximately 270,000 full-time equivalent employees1. The majority of these employees provide frontline services in the areas of health, education, and public order and safety.
Table 4.2 shows growth in general government employee expenses over the next four years. In year average terms, the NSW general government workforce grew by 2.1 per cent in the 12 months to June 2008, predominantly in the health, education, social security and welfare, and recreation and culture sectors.
The increase in total employee expense growth (including superannuation) is expected to decrease from an average of 5.5 per cent per annum in the four years to 2008-09 to 4.9 per cent per annum in the four years to 2012-13. Future growth in employee expenses will be tempered by a combination of efficiency dividends and moderation of wages growth.
Table 4.2: Employee expense growth

	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Employee — other	18,066	18,884	20,499	21,670	22,724	23,955	25,215	26,280
Employee Superannuation	2,699	2,571	2,371	2,708	3,028	3,115	3,234	3,269

Total Employee Expenses ($m)	20,765	21,455	22,870	24,378	25,752	27,070	28,449	29,549
Year on Year Change %	6.3	3.3	6.6	6.6	5.6	5.1	5.1	3.9
4 year average growth %				5.5				4.9

[1]	Source: NSW Workforce Profile 2008

Budget Statement 2009-10	4-9

The Government has confirmed a range of initiatives to manage employee costs. The most significant of these is the continuation of the wages policy, which aims to maintain the real value of past significant wage increases.
Premier’s Memorandum M2007-12 was issued on 11 September 2007 to announce the Government’s wages policy. The Government is funding wage increases and associated costs at 2.5 per cent per year, the mid-point of the Reserve Bank of Australia’s (RBA) 2-3 per cent target inflation range. The policy permits wage outcomes in excess of 2.5 per cent, but only where the additional expense is offset by employee-related cost savings. Growth in employee-related expenses will also reflect other factors including, importantly, changes in the number of employees.
In 2008-09 the Government renegotiated wage agreements with health employees, teachers and general public servants with awards extending for periods of two to three years. Wage increases have been around 4 per cent per annum with savings to offset the cost of increases above 2.5 per cent per annum. Major forthcoming wage negotiations include bus drivers and police whose awards expire in June 2009 and rail employees whose agreement expires in April 2010.
While the Government’s wages policy will act to constrain wages growth on a unit cost basis, other factors will continue to exert upward pressure on employee costs including:
•	NSW and Australian Government delivery of NPs will require recruitment of additional frontline employees for projects including the Low Socio-economic Status School Communities NP, the Teacher Quality NP, the Hospital and Health Workforce Reform, Elective Surgery and the Health Services NPs.

•	The health and education sectors represent approximately 70 per cent of all NSW general government employees. These sectors are key drivers contributing to employee expense growth in excess of 2.5 per cent over the next four years:
•	The health sector represents approximately one third of general government full time equivalent (FTE) employees. Historic above-trend growth in the health sector combined with growing demand and an ageing population will drive employee expenses upwards.

•	Government initiatives to improve education outcomes including Raising of the School Leaving Age, the Best Start literacy initiative along with increasing enrolments will drive recruitment in the education sector.

4-10	Budget Statement 2009-10

•	There will be recruitment of additional staff to deliver other priority front-line services including an increase in the NSW Police Force to allow for a further 650 officers by December 2011 bringing total police numbers to 15,956 and additional recruitment in the social security and welfare sector as part of the Government’s policy response to increased demands in child protection and disability services.
4.4 POLICY AREAS
Chart 4.2 shows the allocation of expenditure by Government Finance Statistics (GFS) policy areas for 2009-10. These policy areas support the State Plan commitments to deliver better services, build safe and harmonious communities, promote fairness and opportunity, improve prosperity and support an environment for living. GFS policy areas do not always align with an individual agency’s expenditure because the agency services may be classified into more than one GFS area.
Chart 4.2: Allocation by policy area, 2009-10
The majority of expenditure is allocated to health, education, and transport and communications, which together comprise approximately 60 per cent of total expenditure. A further 17.9 per cent is spent on public order and safety, and social security and welfare. The remaining 22.1 per cent includes expenditure on environment protection and natural resources, housing and associated amenities and other, which includes government and economic services.

Budget Statement 2009-10	4-11

Table 4.3 shows the growth in expenses for policy areas over the period from 2005-06 to 2009-10. Expenditure growth has been highest in the policy areas of health, social security and welfare, and environment and natural resources. This reflects the Government’s response to changing external conditions including an ageing population, climate change and drought, and increased demands in the areas of child protection and support for people with disabilities.
Table 4.3: Growth in expenses by service delivery areas

	2005-06	2009-10	Growth in
	Actual	Budget	Expenses
	$m	$m	%

Health	11,008	14,219	29.2
Education and Training	9,669	11,922	23.3
Transport and Communications	4,861	6,220	27.9
Public Order and Safety	4,377	5,233	19.6
Social Security and Welfare	2,987	4,407	47.5
Environment Protection and Natural Resources(b)	1,431	1,888	31.9

(a)	Table 4.3 does not directly equate to the sum of individual agency expenditure reported in Budget Paper No. 3 Budget Estimates. GFS policy areas relate to the purpose of the expenditure and this may not directly align with organisational structure. In addition data is prepared on a consolidated basis where transfers between general government agencies are eliminated.

(b)	Environment Protection and Natural Resources combines the GFS policy areas: environmental protection and agriculture, forestry, fishing and hunting.
Chart 4.3 shows the expenditure growth by major policy areas over the period 2005-06 to 2009-10. Expenditure growth in the health and education sectors is a key driver of general government expenditure with both steadily increasing expenses and having a larger share of the total budget. The spike in transport expenditure in 2006-07 resulted from increased investment in transport infrastructure, including grants for the construction of the Epping to Chatswood Rail Line.

4-12	Budget Statement 2009-10

Chart 4.3: Growth of expenditure by policy area
Health
The NSW public health system delivers hospital and community based health services to protect and promote the health of the NSW community. The system comprises eight Area Health Services, the Ambulance Service of NSW, four statutory health corporations, 18 affiliated health organisations and a range of health support and health infrastructure services.
Key priorities outlined in the State Plan include: improved access to quality healthcare (S1); improved survival rates and quality of life for people with potentially fatal or chronic illness through improvements in health care (S2); improved health through reduced obesity, smoking, illicit drug use and risk drinking (S3); improved outcomes in mental health (F3); and reduced avoidable hospital admissions (F5).
Nature of expenses and major trends
Public access to quality health care is an ongoing Government priority. Budget expenses in the Health sector in 2009-10 are estimated at $14.2 billion. Between 2005-06 and 2009-10, expenditure in the health policy area has grown by $3.2 billion. Historically, health expenditure has grown around 8 per cent annually.

Budget Statement 2009-10	4-13

Funding arrangements for NSW Health provide for increasing healthcare services, service improvements and rising costs. These funding arrangements were reformed in the 2009-10 Budget to align them with a rate of growth that is consistent with the State’s long term fiscal capacity while recognising the additional pressures on health expenditure and providing more certainty to NSW Health over the next four years. The move to a more sustainable rate of expenditure growth of an average 5.8 per cent per annum over the next four years will be supported by an increased focus on delivering efficiencies and productivity gains. Reflecting measures already undertaken, NSW Health’s expenditure is expected to grow by less than 6 per cent from 2007-08 to 2008-09.
In November 2008, COAG agreed on a range of reforms to Commonwealth-State relations in health care. The National Health Care Agreement clarified roles and responsibilities, established an outcomes-based performance framework and increased funding for State Governments. The States remain responsible for public hospital and emergency care and the Commonwealth for primary health care services and aged care services. New South Wales will receive $1 billion more over the next four years than provided under the previous Agreement.
In recent years, NSW Health has met higher demand for services without a reduction in performance. Between 2005-06 and 2008-09, same day patient admissions grew by an average of 17,000 or 3.3 per cent per year, while overnight inpatient admissions grew by an average of 21,000 or 2.8 per cent per year. Over the same period, elective surgery patients seen within the recommended waiting times has increased from 77 per cent to 94 per cent for urgent cases and from 84 per cent to 94 per cent for non-urgent cases.
The Health sector faces increasing pressures driven by an ageing and growing population, rising consumer expectations, workforce shortages and technological change. The Government is responding by implementing policies that increase productivity in the health system, ensure best value for money and direct resources to areas of the highest clinical need. These policies are intended to move the health budget to a more sustainable rate of growth of an average 5.8 per cent per annum over the next four years.

4-14	Budget Statement 2009-10

Areas of major reform
The Government’s strategy for improving health service delivery while managing demand and cost pressures covers a number of elements:
•	Caring Together: The Health Action Plan for NSW sets out the Government’s forward plan for the public acute care services in New South Wales over the next five years. Caring Together is the first of a three stage approach to improving the health care system. It focuses on improving patient care and safety and includes many initiatives that will improve the efficiency and productivity of the NSW health system. Stage two will follow later in 2009 and will focus on the sustainability of the system. Stage three will be delivered late 2010 to deliver changes to ensure the health care system can support and care for future generations. The immediate and longer-term objectives of Caring Together are summarised in Box 3.2.

•	Implementation of COAG reforms across preventative, primary, acute and aged care sectors to create a more integrated and effective health system. COAG National Partnerships, particularly the Hospital and Health Workforce Reform Agreement, will contribute to the efficiency of public hospital services and workforce capability and supply. NSW and Australian Government National Partnership funding in health totals $1.8 billion over 5 years from 2008-09.

•	Improved financial management systems and practices across the health system will increase the focus on: value for money in clinical practice; more efficient models of care; workforce redesign; and the cost-effective deployment of technology. Reforms include the introduction of episode funding, standardised mandatory financial reporting, a strengthened performance management framework and a statewide financial management information system. Additional resources will be devoted to implementing efficiencies and providing information to improve productivity.

•	To provide oversight and help drive reform a Health Committee of Cabinet has been established and an interagency Health Efficiency Improvement Taskforce convened.

•	There will be service reforms and enhancements including continued implementation of A New Direction in Mental Health (additional $10 million allocated in 2009-10), increasing the capacity of the Medical Assessment Unit program (additional $17.7 million), expanding the Community Acute/Post Acute Care program (additional $11.9 million), increasing acute bed capacity (additional $9.4 million) and continuing the expansion of the Building Strong Foundations for Aboriginal Children, Families and Communities program.

Budget Statement 2009-10	4-15

Box 4.2: Caring Together: The Health Action Plan for NSW — the NSW Government’s Response to the Garling Inquiry
In January 2008 the Government asked Commissioner Peter Garling SC to conduct a Special Commission of Inquiry into Acute Care Services in NSW Public Hospitals. He presented his three volume final Report in November 2008.
The Government’s $485 million response will drive improvements in patient care and safety through a range of initiatives, including:
•	$176 million over four years to provide additional ward based Clinical Support Officers to allow doctors and nurses to focus on patient care

•	$34.4 million over the next four years to employ an extra 64 Clinical Pharmacists in hospital wards

•	$14.8 million over four years to employ 30 new Clinical Initiative Nurses in metropolitan and major regional emergency departments

•	an extra $25.2 million over four years to be spent on additional cleaning staff to improve infection control in wards and

•	$8.2 million over four years to support more senior doctors in hospital care.
These initiatives will begin immediately and the NSW Government will respond further with actions to achieve sustainable change and an intergenerational plan for the future of the NSW health system. Improvements in service delivery will also deliver efficiency and productivity in health services through measures including:
•	a Statewide review of each public hospital to identify opportunities to improve access, safety and quality of health care

•	ensuring patients are treated in the safest and most cost effective setting

•	workforce redesign including better training, more team-based care, better rostering, reform of responsibilities and maximising clinical duties of highly trained medical staff

•	continuous improvement based on clinical evidence and performance information and

•	introducing technology to drive more efficient remote care, diagnosis, tracking of patient information and health system management.
Education and Training
The Government’s education and training services aim to provide equitable opportunities to all students leading to successful students and a skilled workforce. These services include school education services, vocational and workforce training, technical and further education (TAFE) services and student support services, including school student transport.

4-16	Budget Statement 2009-10

Key priorities outlined in the State Plan include: increasing levels of attainment for all students (S4); more students completing year 12 or recognised vocational training (S5); and more people participating in education and training throughout their life (P4).
Nature of expenses and major trends
Budget expenses in the Education and Training sector in 2009-10 are estimated at $11.9 billion. Between 2005-06 and 2009-10 expenditure in this area has grown by $2.2 billion or 23.3 per cent.
Major reasons for this growth include the class size reduction program (fully implemented in 2007), teacher salary increases, commencement of a number of National Partnerships with the Australian Government and implementation of a number of the Government’s 2007 election commitments including the Best Start program.
The Government’s activities in education and training are affected by a range of expenditure drivers:
•	Education in NSW government schools is provided on a universal basis, free-of-charge. A core commitment in government schools is access for all students (including those with special needs and geographic, economic, or social disadvantage) and free or subsidised travel to schools for all students.

•	Overall student numbers are forecast to increase gradually over the next four years. The numbers and costs of supporting students with special needs are also expected to increase.

•	Teaching is labour intensive, with over 55,000 front-line teachers. There has been real wage growth for teachers in recent years.

•	New South Wales has over 2,200 government schools and 132 TAFE campuses across the State. Costs arise from the maintenance and upgrade of buildings.

•	New technologies with high up-front and ongoing costs are being rapidly expanded in school classrooms.

Budget Statement 2009-10	4-17

In recent years, education performance has improved in both literacy and numeracy. NSW students performed above the national average in every subject and at every year level tested in the first national literary and numeracy assessments conducted in 2008. In addition, state-based assessments undertaken prior to the introduction of national tests showed an increasing proportion of NSW students performing at or above national minimum literacy and numeracy standards.
Areas of major reform
In May 2009 the Government introduced legislation to make compulsory the completion of Year 10 and a participation requirement in education, training or work until the age of 17 to ensure students in New South Wales are equipped with the education and skills required for life. An additional $100 million per annum will be spent on this initiative once fully implemented.
In 2009-10, the Government will continue key initiatives introduced in the 2007-08 Budget to implement State Plan priorities including:
•	$117 million over the next four years for the Best Start initiative to introduce a consistent literacy and numeracy assessment to better guide the learning of all kindergarten students in public schools

•	$46 million over the next four years for the Connected Classrooms initiative to significantly expand technology based learning in government schools

•	$33 million over the next four years for the Support for Beginning Teachers initiative to improve the effectiveness and retention of permanent new teachers and

•	$18 million over the next four years for the Transition to Year 7 initiative to provide support for students’ transition from primary to secondary schools.
New South Wales is also working with the Australian Government to implement a number of National Partnerships (NPs) to reform and strengthen the education system. These partnerships and associated 2009-10 expenditure include:
•	$120 million on the Low Socio-economic Status School Communities NP, which includes a range of strategies to lift the educational attainment of students in disadvantaged communities (part of a seven year $1.2 billion program)

•	$44 million on the Literacy and Numeracy NP, which includes monitoring student performance to identify when support is needed and effective evidence based support programs (part of a four year $176 million program)

4-18	Budget Statement 2009-10

•	$6 million on the Teacher Quality NP, which includes strategies to attract, train, develop and retain quality teachers and principals in schools (part of a four year $152 million program for NSW schools)

•	$80 million on the Digital Education Revolution to provide improved ICT access for all students in years 9 to 12 (part of a four year $440 million program) and

•	$140 million on the Productivity Places Program, which will deliver almost 175,000 additional vocational education and training places for job seekers and existing workers in skill shortage areas (part of a four year $670 million program for the NSW Vocational and Education Training sector).
Transport and Communications
A High Quality Transport System and Improved Urban Environments are specific goals for the State Plan. Key priorities include: an effective transport system (S6) and (E7); and safer roads (S7).
The Government delivers two major components of the transport system: the management and delivery of major road infrastructure undertaken by the Roads and Traffic Authority (RTA); and the provision of public transport which is subsidised through the Ministry of Transport.
Nature of expenses and major trends
Budget expenses in the transport sector in 2009-10 are estimated at $6.2 billion. Between 2005-06 and 2009-10 expenditure in the transport sector has grown by $1.4 billion or 27.9 per cent.
In 2009-10, RTA expenses are forecast to grow by 4.1 per cent (to around $2.6 billion) after having grown by an average of 6.2 per cent per annum over the past four years.
The overall rate of expenditure growth on roads is linked to hypothecated funding from taxes and charges and is also tied to growth in the consumer price index and vehicle registrations.
A significant driver for growth in total transport expenses over the period to 2009-10 is the increases in the level of patronage for public transport, which comprises 55 per cent of total transport expenses. Additional funding has been used to improve rail services and to contribute to new capital infrastructure, new rolling stock and to implement bus reform.
Sydney’s share of adults using public transport for work and study is 26.3 per cent, which is almost 50 per cent higher than the next Australian City (Melbourne, 17.7 per cent) as illustrated in Chart 4.4.

Budget Statement 2009-10	4-19

Chart 4.4: Public transport share of adult journeys to work and study

Source: ABS 2003 and 2006 Household Surveys of Waste Management and Transport Use and ABS 1996 and 2000 Environment Surveys.
The long-term drivers for public transport growth are strong and include:
•	growth in employment in major centres (particularly the CBD) and higher density living along existing public transport corridors

•	the higher cost of passenger/motor vehicle transport including fuel, impact of future carbon markets and infrastructure charges and

•	an increase in traffic linked to city growth and greater urban density.
In 2009-10, funding for passenger rail services (including grants to RailCorp and to the Transport Infrastructure Development Corporation) are forecast to grow by nearly 9 per cent over the 2008-09 Budget to $2.4 billion. This is $780 million, or 50 per cent more than the 2004-05 Budget.
The growth in funding for passenger rail services will lay a foundation to improve the performance of CityRail into the next decade and to meet State Plan priorities. It reflects:
•	increased capital investment in new rollingstock, the Epping to Chatswood Rail Line and Rail Clearways, and an increase in spending on CityRail maintenance

4-20	Budget Statement 2009-10

•	the slow down of CityRail revenue growth relative to expenses. In 2008-09, fares are forecast to recover around 23.7 per cent of CityRail operating expenses, compared with 30.3 per cent in 2001-02

•	major service initiatives including the Everyday Service Essentials program to improve customer service, recruiting and training 600 transit officers and recruiting additional drivers and guards (around 385 since January 2004) and

•	adjustments to the capital structure of transport businesses, including debt reduction.
Customer service has been a major focus during 2008-09. The Everyday Service Essentials program has achieved a significant improvement in the on-time running of the Rail-Corp network. The on-time running performance to end April 2009 is 95.3 per cent compared to the target of 92 per cent. Passenger journeys have increased by around 4 per cent per annum over the last two years.
Areas of major reform
The Government has committed to further improve the capacity and service quality of existing transport infrastructure. A long-term increase in capacity to meet future demands is fundamentally focused on improving the productivity of the existing networks and a structural shift to more efficient metro-based systems. This includes the establishment of the Sydney Metro which will act as the spine of future metro based expansion. The first stage will strengthen the capacity of the public transport system by addressing congestion in both the City Circle train line and by buses that would otherwise enter the CBD road system.
In November 2008, as part of its Mini-Budget strategy to address the deterioration in State finances, the Government announced a range of policy decisions. These decisions involved a significant reprioritisation of public transport capital spending focusing activity on the highest priorities. Decisions included:
•	deferral of the $12 billion North West Metro and an allocation for a Sydney Metro system linking Rozelle and Central through the northern CBD instead. Over the four years to 2011-12, this offers a direct budget saving of almost $1 billion

•	staging of the South West Rail Link to Leppington in line with transport demand within the region, saving $462 million over the four years to 2010-12

•	deferral of Stage 2 of the Richmond Line from Schofields to Vineyard and cancellation of the Carlingford Passing Loop and the Sydenham to Erskineville 6 Track projects saving around $550 million over the four years to 2011-12

Budget Statement 2009-10	4-21

•	300 additional buses, at a cost of $170 million, plus the bringing forward of the acquisition of 150 articulated buses for the State Transit Authority

•	additional commuter car parks and other interchange facilities across the rail network costing $56 million and

•	an additional $370 million allocated to support the acquisition of new Outer Suburban Rail Cars and stabling.
Public Order and Safety
The public order and safety area covers the activities of agencies in the criminal justice system, including services provided by the NSW Police Force, the Attorney General’s Department, the Department of Corrective Services and the Department of Juvenile Justice. The activities of other emergency services agencies such as the State Emergency Service, the NSW Fire Brigades and the Department of Rural Fire Service are also included in this policy area.
Services provided by these agencies aim to promote safe communities through reducing crime, encouraging fire safety, managing fires and other hazardous events and providing rescue services.
Key State Plan priorities include: reducing rates of crime, particularly violent crime (R1); reduced re-offending (R2); and reduced levels of antisocial behaviour (R3).
Nature of expenses and major trends
Between 2005-06 and 2009-10 expenditure in the public order and safety area has grown by 19.6 per cent to $5.2 billion, mainly due to higher police and inmate numbers. The NSW Police Force is a major driver of expenditure growth, with budgeted expenses increasing by 21.7 per cent from $2 billion in 2005-06 to $2.5 billion in 2009-10.
Increased policing activities and investigations have affected the courts system. Between 2003-04 and 2007-08, the overall number of criminal cases finalised in the Supreme, District and Local Courts increased by 4.3 per cent, with the largest increase of over 15 per cent occurring in the District Court.

4-22	Budget Statement 2009-10

The increased level of activity in the criminal courts has in turn resulted in more inmates within correctional centres. Between June 2003 and April 2009, the number of full-time adult inmates increased from 8,113 to in excess of 10,400. Other factors contributing to this increase include legislative amendments that impose longer prison sentences and make obtaining bail more difficult. Changes in bail laws have contributed to a rise in the number of adults on remand from 1,864 in June 2003 to 2,716 in April 2009.
Legislative amendments have also contributed to a rise in the number of juveniles in detention. Total juvenile admissions have risen from an average of 3,403 in 2003-04 to an estimated 4,814 in 2008-09, of which around 95 per cent were admitted on remand.
The number of community-based orders completed by young offenders remains high at over 90 per cent. The percentage of all young offenders showing a reduction in their assessed risk of re-offending has also remained relatively stable at around 30 per cent between 2006-07 and 2008-09.
Expenditures by the Departments of Corrective Services and Juvenile Justice will increase to an estimated $1.1 billion in 2009-10. This increase reflects both demand pressures created by increasing inmate numbers and new initiatives to better monitor and supervise offenders serving community-based orders.
The Attorney General’s Department’s expenditures will be $763.6 million in 2009-10. Around 77 per cent of the department’s expenditures will be directed towards court services and crime prevention and community support services. The balance of funding will be spent on a range of activities, including regulatory services and legal services provided by the Crown Solicitor’s Office.
The combined expenses of the State Emergency Services, New South Wales Fire Brigades and the Department of Rural Fire Service are expected to be $847.3 million in 2009-10.
Areas of major reform
The Government is delivering its commitment to increased police numbers. Since March 2006, authorised strength has increased by 850 to a total of 15,306. Authorised strength will be progressively increased by a further 650 positions to 15,956 by December 2011, including an additional 250 positions this financial year. A number of operational improvements are also cutting paperwork and administration to free up police for frontline duties.

Budget Statement 2009-10	4-23

The Department of Corrective Services is implementing a range of workplace reforms to improve efficiency, including improved rostering, employing casual staff to fill unexpected and short term vacancies and more effective management plans. Reform strategies also include trialling private sector operation of a correctional centre and certain security functions.
Corrective Services’ Throughcare program is addressing offender transitional needs through an improved assessment process and targeted programming directed at achieving and sustaining reduced rates of re-offending. The Department is also in the process of establishing high supervision residential facilities to support “at risk” inmates as they complete sentences and undertake release programs.
In recent years a number of Corrective Services projects have targeted indigenous offenders, providing both transitional accommodation and meaningful vocational training. The successful Circle Sentencing Program, which is targeted at reducing re-offending rates in Aboriginal communities, has also been expanded beyond regional New South Wales into Sydney.
A new funding model for the State Emergency Service (SES) will take effect in 2009-10. Under the new model, based on that already used for New South Wales Fire Brigades and Department of Rural Fire Service, insurance companies and local government will be required to contribute, along with the NSW Government, to the costs of the SES.
Social Security and Welfare
The Government provides community and disability services to support those who are most disadvantaged or who need support during times of crisis. A key priority for the Government is to improve service delivery, access and support to vulnerable children, young people and their families as well as improve assistance and specialist accommodation services for people with disabilities.
Increased services will also be provided to indigenous Australians as part of the Government’s commitment to closing the gap of disadvantage between indigenous and non-indigenous Australians.
State Plan priorities that support the delivery of these broad outcomes include: improved health and education outcomes for Aboriginal people (F1); increased employment and community participation for people with disabilities (F2); increased proportion of children with skills for life and learning at school entry (F6); and reduced rates of child abuse and neglect (F7).

4-24	Budget Statement 2009-10

Nature of expenses and major trends
Social Security and Welfare expenditure budgeted for 2009-10 will be $4.4 billion, which is 47.5 per cent more than expenditure in 2005-06.
The Department of Community Services will spend about $1.6 billion in 2009-10, as the lead agency for providing community services to promote the safety and wellbeing of children and young people and to build stronger families and communities. The Department also coordinates services to meet the basic welfare and recovery needs of people affected by natural and other disasters.
The Department of Community Services is implementing significant service reforms over the next four years. It is the lead agency for Keep Them Safe: A shared approach to child wellbeing, the NSW Government’s response to the Special Commission of Inquiry into Child Protection Services (see Box 4.3). In addition, the Department will work with the Commonwealth to provide universal access to quality early childhood education in the year before full time schooling under the National Partnership on Early Childhood Education.

Box 4.3: Keep Them Safe Implementation
Retired Supreme Court Judge James Wood AO QC was asked by the Government in November 2007, to conduct a Special Commission of Inquiry into Child Protection Services in New South Wales. The Commission’s report was released in November 2008 and included wide-ranging recommendations requiring a whole-of-government response.
Keep Them Safe: A shared approach to child wellbeing is the NSW Government’s five year plan to reshape family and community services to support vulnerable children, young people and their families. The plan aims to help families and communities to resolve problems earlier, to focus support to the needs of a family and to enhance family capacity to look after children. The plan involves an investment of $750 million over the five years 2009-2014, including $589 million from 2009-10 to 2012-13. This is an additional $520 million over the initial funding announced in March 2009. Specific initiatives to be delivered over the next four years include:
Changes to the child protection system so that statutory intervention is confined to situations where it is really necessary ($170 million over four years).
•	Establishing Child Wellbeing Units within the six key mandatory reporting agencies — NSW Health, NSW Police, HousingNSW, and the Departments of Education and Training, Ageing, Disability and Home Care, and Juvenile Justice — to educate frontline staff how to identify when a child is at risk of significant harm (to be reported to the Department of Community Services) and in less serious cases, to identify appropriate local action or referral.

•	Establishing a network of Regional Intake and Referral Services to improve access to services for children, young people and their families by putting them in touch with services in the local area.

Budget Statement 2009-10	4-25

Box 4.3: Keep Them Safe Implementation (cont)
•	Piloting a family case management program for agencies to work together with families frequently encountered across the child protection system, to assist these families to address their complex issues.

•	Improving the Children’s Court by making court processes more user friendly, and achieving early agreement and stability for children by increasing the use of alternative dispute resolution.

•	Training staff in the new systems and evaluating new programs to ensure they are achieving their objectives before further roll-out.
Enhancements to services and the role of non-government organisations. Services will be reformed and enhanced to support families across the statutory and non-statutory system. A large proportion, about 40 per cent of the package, will be delivered by non-government organisation (NGO) partners ($244 million over four years).
•	Enhancing prevention and early intervention services to improve outcomes for children and their families before problems escalate ($114 million over four years), including around 320 extra places for children in the Brighter Futures early intervention program, expansion of sustained home visiting of at risk mothers, drug and alcohol intensive interventions for parents, young people and families, services for children of parents with mental illness, and a further expansion of services (including family support services) based on the evaluation of pilots and current services.

•	Increasing investment in acute services ($58 million over four years) including extension of Intensive Family Preservation Services to around 420 places for children and young people, expansion of the Kaleidoscope and New Street programs for children and adolescents who display sexually abusive behaviours, establishing a central after hours bail placement service for young people who are at risk of being remanded in custody and continuing the joint assessment by Health, Police and Community Services of all Helpline reports of serious physical and sexual abuse that are potentially a criminal offence, to increase the rate of investigation and prosecution.

•	Improving services for Aboriginal children and young people ($25 million over four years) including expansion of Intensive Aboriginal Family Based Services to 180 extra places for children and young people, consultation by the Department of Community Services with Aboriginal communities on individual child protection decisions, while retaining responsibility with the Department, an extra 15 Aboriginal Student Liaison Officers and expansion of parenting programs for Aboriginal adult offenders (Hey Dad and Mothering at a Distance).

•	Out-of-home care ($222 million over four years). Increased prevention and early intervention programs under Keep Them Safe should result over time in a reduction in children entering out-of-home care. The Government will invest in service expansion and reform to support a projected increase in out-of-home care numbers while these changes take effect. Children and young people entering care will receive multi-disciplinary assessments and better ongoing health care and education through out-of-home care coordinators appointed in Health and Education.

4-26	Budget Statement 2009-10

The Department of Ageing, Disability and Home Care is responsible for delivering programs and policies that assist older people and people with a disability and their carers to participate in community life.
In 2006-07, the Government committed a record $1.3 billion in new funding over a five year period to support the strategy, Stronger Together: A new direction for disability services. The Department is using these funds to continue to deliver on increasing demand for services from the impact of ageing carers, population growth and improved life expectancies for people with disabilities. Stronger Together provides more assistance for people with disabilities to live in their communities, which limits the growth in higher cost intensive services. The Department is also working with the NGO sector to expand their role across a wider range of service delivery areas.
Some of the key programs and strategies for the Department of Ageing, Disability and Home Care in 2009-10 include:
•	expanding community support programs, resulting in increased services for post school programs for people with a disability who leave school but are unable to enter the workforce ($58 million in 2009-10), additional attendant care places offering intensive in-home support ($37.6 million in 2009-10), and new flexible respite places ($31.9 million in 2009-10)

•	providing $5 million over four years ($1.5 million in 2009-10) for intensive assistance to 410 children and their families with managing problem behaviours, both at home and at school and

•	969 additional supported accommodation places ($155.1 million in 2009-10) and $23.3 million in 2009-10 to improve the circumstances of young people in nursing homes and provide alternative models of support for young people living in nursing homes.
The Government’s continued commitment to Aboriginal communities and to Closing the Gap in Aboriginal disadvantage is reflected in its priorities for 2009-10, which include:
•	A continued focus on improving the safety and well-being of Aboriginal children, particularly through the implementation of the New South Wales Interagency Plan to Tackle Child Sexual Assault in Aboriginal Communities and Keep Them Safe.

•	Providing Community Officers in 40 Partnership Communities, who will work with government and non-government agencies to connect services to needs in Aboriginal communities.

Budget Statement 2009-10	4-27

•	Establishing, in partnership with the NSW Aboriginal Land Council, the Aboriginal Water and Sewerage program in Aboriginal communities across the State. The program aims to improve water supply and sewerage treatment in Aboriginal communities through infrastructure upgrades and an ongoing monitoring and maintenance program.

•	Working with the Commonwealth Government close the Indigenous gap by implementing National Partnerships in Remote Service Delivery, Indigenous Economic Participation, Indigenous Early Childhood Development and the Remote Indigenous Housing.
Environment Protection and Natural Resources
The Government is pursuing a range of environmental initiatives to address the impact of climate change and reduce greenhouse gas emissions; reduce environmental degradation and pollution; and improve the management of waste, land and water resources and of the coastal environment.
State Plan priorities that support the environment and conserve our natural resources include: a secure and sustainable water supply for all (E1); a reliable electricity supply with increased use of renewable energy (E2); cleaner air and progress on greenhouse gas reductions (E3); and better environmental outcomes for native vegetation, biodiversity, land, rivers and coastal waterways (E4).
The Department of Environment and Climate Change (DECC) is responsible for environment and natural resource policy and developing programs to address the impacts of climate change and broader sustainability issues. The department works with the Department of Water and Energy (DWE) on resource security and sustainability initiatives. DWE delivers policy reform and regulates the water and energy sectors.
The Department of Primary Industries (DPI) works to improve the profitability and sustainability of the agriculture sector, deliver world-class research and protect industries against pests, diseases and chemicals. DPI also has responsibility for mineral resources, fisheries and animal welfare standards.
At a regional level, Catchment Management Authorities (CMAs) work with the community and other areas of government to develop and implement natural resource management improvement programs for catchments.

4-28	Budget Statement 2009-10

Nature of expenses and major trends
Environmental and natural resources expenditure budgeted for 2009-10 will be $1.9 billion which is 31.9 per cent more than expenditure in 2005-06. Budget expenses in 2009-10 are estimated to be $164 million or 8 per cent below the 2008-09 budget estimate.
The lower budget for 2009-10 is primarily due to completion of the joint Commonwealth-State National Action Plan for Salinity and Water and the National Heritage Trust programs, as well as a projected decline in Australian Government exceptional circumstances funding (drought assistance) through the Rural Assistance Authority.
The key driver for expenditure in this policy area is the level of Government intervention required to secure desired environmental and resource management outcomes. This is in turn influenced by a number of factors, including: the changing values and expectations of the community; the changing condition of the environment and the natural resource base, especially under different climatic conditions; and the need to strike a balance between economic growth and environmental and natural resource protection.
Major initiatives and achievements
The Government is committed to environmental protection and the need to address climate change through the following initiatives:
•	The $700 million-plus Climate Change Fund will fund projects aimed at saving water and energy and reducing CO2 emissions, including implementation of the Government’s energy efficiency strategy. The Fund will also provide $100 million for clean coal initiatives through the Clean Coal Fund. Anticipated expenditure in 2009-10 from the Climate Change Fund is $208.2 million.

•	The $439 million City and Country Environment Restoration Program continues to support: protecting significant wetlands and marine environments; securing the high conservation values of crown lands; and reducing the ecological footprint of urban centres.

•	The Catchment Action NSW program will continue, with $27.2 million allocated for 2009-10. In 2009-10, CMAs are budgeted to spend a total of $124.7 million on administering and implementing natural resource management programs, funded by the Australian and NSW Governments.

Budget Statement 2009-10	4-29

•	NSW is working with the Commonwealth to implement the Murray Darling Basin Agreement. NSW is expected to receive over $1.3 billion in funding for private and government water efficiency projects, which are expected to result in more sustainable use of the available water.

•	The Government has increased the quantum and extended the coverage of the Waste and Environment Levy to encourage waste reduction and to foster alternative waste technologies. In 2009-10 a total of $107.7 million will be allocated from waste levy receipts to environmental programs.

•	During 2009-10 NSW will provide $15.5 million towards the NSW Rivers Environmental Restoration Program, funded jointly with the Australian Government, which incorporates Riverbank. Total contributions will be $71.8 million from the Australian Government and $105 million from the NSW Government over five years.

•	The Government has continued to expand the national park estate. The reserve system has been expanded by some 600,000 hectares since 2005-06, with a further 22,000 hectares planned for 2009-10.

4-30	Budget Statement 2009-10

CHAPTER 5: GENERAL GOVERNMENT REVENUES

•	The cyclical downturn in the economy has reduced NSW revenue by around $10 billion over the four years to 2011-12.

•	Australian Government economic stimulus and Nation Building funding will boost revenue in 2009-10, but tax revenue is not expected to record any significant improvement until 2010-11.

•	The payroll tax rate will be reduced to 5.65 per cent from 1 January 2010, and will be further reduced on 1 January 2011 to 5.5 per cent.

•	The payroll tax threshold will be increased to $638,000 on 1 July 2009. New South Wales is the only state to index the payroll tax threshold.

•	The combined effect of the payroll tax changes introduced in the 2008-09 Budget is around $2.7 billion over the five years to 2012-13.

•	Housing construction will be supported through the introduction of the Housing Construction Acceleration Plan, providing a 50 per cent discount per dwelling on the transfer duty payable on newly constructed dwellings up to the value of $600,000 for the period 1 July 2009 to 31 December 2009 (excluding first home buyers).

•	First home buyers will continue to receive an additional $3,000 for the purchase of newly constructed dwellings up to 30 June 2010 as well as a stamp duty exemption of up to $17,990.

•	Stamp duty on purchases and transfers of caravans and camper trailers will be abolished from 1 July 2009.
5.1 INTRODUCTION
Government revenue is essential to fund the delivery of services to the people of New South Wales. At the same time, a competitive revenue and tax system is critical for the New South Wales economy. The NSW Government expects to receive $53 billion in revenue in 2009-10. Sources of revenue include state taxation, GST revenue and, national agreements and national partnership payments.

Budget Statement 2009-10	5-1

5.2 TAXATION POLICY MEASURES
The NSW Government is committed to maintaining a competitive tax regime while meeting the service delivery needs of the people of New South Wales. To this end, New South Wales has introduced a number of tax changes and abolished a number of taxes over recent budgets that deliver on these two commitments.
Table 5.1: Tax measures commencing in the 2009-10 Budget or the forward estimates period

	Revenue Impact (a)
	2009-10	2010-11	2011-12	2012-13
Measure	$m	$m	$m	$m

Introduce Housing Construction Acceleration Plan	-64	0	0	0
Extend first home buyer supplement to 30 June 2010	-11	0	0	0
Reduce the payroll tax rate from 5.75 per cent to 5.65 per cent from 1 January 2010 (b)	-48	-122	-129	-137
Reduce the payroll tax rate from 5.65 per cent to 5.5 per cent from 1 January 2011 (b)	—	-76	-193	-205
Abolish stamp duty on purchases and transfers of caravans and camper trailers	-8	-8	-8	-8

Total	-131	-206	-330	-350

(a)	Revenue impacts are expressed in nominal dollars. These figures show the part-year effect of the revenue measures where the change commences during the year.

(b)	Announced in the 2008-09 Budget.
2009-10 Budget Measures
Introduce Housing Construction Acceleration Plan
The Government will provide further support to the building and construction industry through the introduction of the Housing Construction Acceleration Plan.
From 1 July 2009 until 31 December 2009 purchasers of newly constructed dwellings, other than first home buyers, will only pay 50 per cent of the transfer duty payable per dwelling on properties valued up to $600,000.
This initiative will reduce the transfer duty on a $400,000 new dwelling by $6,745 and on a $500,000 new dwelling by $8,995. The maximum benefit provided will be a saving of $11,245 per dwelling.

5-2	Budget Statement 2009-10

Extend first home owner supplement to 30 June 2010
In the 2008-09 Mini-Budget the Government announced a payment of $3,000 for the purchase by first home buyers of newly constructed dwellings purchased between 11 November 2008 and 10 November 2009. This supplement will be extended to 30 June 2010.
This supplement is additional to the NSW $7,000 First Home Owner Grant and transfer duty exemptions of up to $17,990.
Abolition of registration duty on caravans and camper trailers
Stamp duty on purchases and transfers of caravans and camper trailers will be abolished from 1 July 2009. This will save purchasers of caravans and camper trailers around $8 million per year.
5.3 REVENUE TRENDS AND COMPOSITION
2008-09
Total revenue is now expected to grow by 5 per cent in 2008-09. The expected outcome reflects a number of different influences.
The cyclical downturn in economic activity has reduced state taxation revenue and general purpose payment revenue, which are expected to decline by 4.5 per cent and 1.3 per cent respectively in 2008-09.
Additional Australian Government funding from national partnership payments is provided as part of new federal financial arrangements. These national partnership payments fund additional spending on key priorities agreed with the Australian Government and are not available to fund general expenses.
After excluding the economic stimulus and Infrastructure Australia payments, revenue is expected to grow by 3.5 per cent in 2008-09.
2009-10 and the forward estimates
Both taxation revenue and GST revenue are expected to increase in 2009-10. However, the largest contribution to the increase in total revenue in 2009-10 is expected to again come from national partnership payments, which have additional expenditure commitments associated with them.
Revenue excluding economic stimulus and Infrastructure Australia payments is expected to grow by 3 per cent in 2009-10. Chapter 6 contains further details of the revenues in the Australian Government stimulus packages.

Budget Statement 2009-10	5-3

Table 5.2: Summary of revenues

	2007-08	2008-09	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	18,548	18,533	17,712	18,011	19,827	21,099	22,102
Grant revenue -
Commonwealth — general purpose	11,942	13,020	11,781	12,621	13,526	14,527	15,380
Commonwealth — national agreements	7,578	7,249	6,559	6,621	6,986	7,381	7,743
Commonwealth — national partnership	—	—	3,198	5,796	4,042	2,970	2,641
Other grants and contributions	558	455	500	639	663	605	526
Sale of Goods and Services	3,618	3,626	3,794	3,859	4,088	4,290	4,528
Interest Income	(172)	553	440	390	383	401	427
Dividends and income tax equivalents from other sectors	2,062	1,794	1,555	2,013	2,266	2,477	2,559
Other dividends and distributions		217	135	205	214	253	264
Fines, regulatory fees and other revenues	2,358	2,465	3,144	2,803	3,327	3,167	3,195

Total Revenue	46,492	47,913	48,818	52,958	55,322	57,170	59,365
Annual per cent change	3.9%		5.0%	8.5%	4.5%	3.3%	3.8%

Growth in total revenue is expected to average 5 per cent over the four years to 2012-13. Excluding the economic stimulus and Infrastructure Australia payments, annual revenue growth is expected to average 5.2 per cent over the four years to 2012-13. The composition of revenue in 2009-10 is displayed in Chart 5.1.
Chart 5.1: Composition of total revenue, New South Wales, 2009-10

5-4	Budget Statement 2009-10

Revenue trends
Economic conditions affect revenue much more so than expenses. Revenue is volatile, with fluctuations in annual growth ranging from minus 2.1 per cent to plus 10.3 per cent over the last twenty years, as set out in Chart 5.2.
Chart 5.2: Annual growth in total revenue New South Wales 1988-89 to 2008-09
The long run trend growth in total revenue over this period is around 5 per cent each year. The recent cyclical downturn in the economy has resulted in a significant decrease in NSW revenue.
Over the four years to 2011-12 the economic downturn is estimated to have reduced revenue from taxes, royalties and GST by around $10 billion compared to the estimates in the 2008-09 Budget.
Within this total, GST revenue is now expected to be around $4.8 billion lower over the four years to 2011-12 than expected in the 2008-09 Budget, while transfer duty is expected to be lower by around $3.3 billion over the four years to 2011-12.
Chart 5.3 presents a decomposition of the influences on total budget revenue over the four years to 2011-12 compared to the estimates in the 2008-09 Budget.

Budget Statement 2009-10	5-5

Chart 5.3: Decomposition of revenue estimates over four years to 2011-12
The second significant impact on NSW budget revenue over the four years to 2011-12 is the Australian Government’s national partnership payments, which total $16 billion over this period and include the economic stimulus and Nation Building (Infrastructure Australia) payments which comprise $7 billion. These national partnership payments generally fund new expenditure and so do not compensate for the $10 billion fall in tax and GST revenues.
Table 5.3 shows that New South Wales is receiving the fourth lowest GST grants per capita. As a consequence of this, New South Wales is mid ranking in terms of state tax revenue per capita. On a total revenue per capita basis, New South Wales is the second lowest of all states and territories.
Table 5.3: Tax, GST and total revenue per capita, all states, 2009-10

				GST
			State tax	revenue	Other
	Total revenue		revenue per	grants per	revenue per
	per capita	Rank	capita	capita	capita
	$		$	$	$
Northern Territory	17,627	1	1,788	9,870	5,969
Australian Capital Territory	9,246	2	2,883	2,388	3,975
Western Australia	8,579	3	2,741	1,475	4,363
South Australia	8,452	4	2,164	2,345	3,943
Queensland	7,991	5	2,289	1,721	3,981
Tasmania	7,800	6	1,670	3,046	3,084
New South Wales	7,433	7	2,528	1,752	3,153
Victoria	7,245	8	2,434	1,727	3,084

Source:	Revenue estimates from State and Territory 2009-10 Budgets or 2008-09 Half-Yearly Reviews less estimates of Australian Government grants for on-passing (payments ‘through’ the states), NSW Treasury forecast of GST revenue grants and May 2009 Australian Treasury estimate of population

5-6	Budget Statement 2009-10

Box 5.1: IPART review of taxation
The Government commissioned the Independent Pricing And Regulatory Tribunal (IPART) in 2007 to:
•	Assess the impact of the current system of federal financial relations on the NSW revenue mix and the ability of NSW to fund essential public services

•	Compare the efficiency of NSW and Australian Government taxes

•	Review the existing NSW tax system according to standard taxation principles and the interstate competitiveness of NSW taxes and

•	Recommend options to improve the efficiency, equity, interstate competitiveness, simplicity and transparency of the NSW tax system, given the range of taxes available to it.

IPART’s review, completed in October 2008, found that:

•	State tax revenues are inadequate for the State’s expenditure responsibilities. Hence grants are a major component of State revenues but the formula used for the calculation of grants can create disincentives for tax reform.

•	On balance, Australian Government taxes are more efficient, equitable and less affected by the economic cycles.

•	The States rely upon a wide range of taxes, many of which are inefficient (e.g. insurance duties) or have highly variable revenues (e.g. transfer duties).

•	The Australian Government primary taxes — income tax (including company tax) and GST — are relatively efficient and broadly based. Income tax is the most effective existing tax for achieving equity goals.

•	In-principle the State’s most efficient taxes are payroll tax and land tax, but each has large exemptions that reduce efficiency and equity and cannot be readily addressed.

•	The report makes a number of recommendations to improve the efficiency, equity and competitiveness of NSW taxes and the administration of taxes. IPART’s recommended reforms concentrate on broadening the existing tax bases, lowering rates and shifting the burden from less efficient taxes to more efficient taxes.

•	At a State level the options are tightly constrained by the existing federal fiscal relations and revenue sharing arrangements. More fundamental and effective reform requires cooperation between the Australian Government and the States.
Many of IPART’s recommendations are best pursued in the context of national tax reform as they need intergovernmental support, for example, tax reassignment to the States and revenue sharing with the Australian Government.

Budget Statement 2009-10	5-7

5.4 TAXATION REVENUE
The three largest state taxes are payroll tax, transfer duty and land tax. Payroll tax is the most stable of the larger taxes, followed by land tax. Transfer duty can vary significantly from year to year, as it is affected by fluctuations in the volume of property transfers and variations in prices.
Chart 5.4: Composition of tax revenue, 2009-10
Table 5.4 provides estimates of each tax for the six year period to 2012-13.

Box 5.2: Australia’s Future Tax System Review
In 2008, the Australian Treasurer announced a national review of the tax and transfer system.
The key term of reference of the inquiry notes that a comprehensive review of Australia’s tax system is required to examine and make recommendations to create a tax structure that will position Australia to deal with the demographic, social, economic and environmental challenges of the twenty first century and enhance Australia’s economic and social outcomes.
The recommendations of the review are expected to include proposals for further reforms of state and territory taxes. New South Wales is prepared to contribute to and constructively consider any such proposals that may be made by the Review. NSW has submitted a copy of the IPART Review into the NSW tax system to the Australian Government Review.

5-8	Budget Statement 2009-10

Table 5.4: Taxation revenue

	2007-08	2008-09	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Stamp Duties

Transfer Duty
Purchaser Transfer Duty	3,938	3,800	2,645	2,730	3,935	4,475	4,725

Other Stamp Duties
Insurance	610	633	640	652	671	700	733
Mortgages	272	117	117	125	155	162	2
Marketable Securities	71	40	65	43	42	43	—
Motor Vehicle Registration Certificates	600	660	535	531	571	605	645
Hire of Goods	3	—	—	—	—	—	—
Leases	42	—	6	—	—	—	—
Other	—	—	—	—	—	—	—

	5,536	5,250	4,008	4,081	5,374	5,985	6,105

Payroll Tax	6,205	6,410	6,362	6,172	6,346	6,658	7,087
Land Tax	1,937	1,983	2,274	2,352	2,393	2,504	2,680

Taxes on Motor Vehicle Ownership and Operation
Weight Tax	1,181	1,254	1,232	1,311	1,375	1,438	1,506
Vehicle Registration and Transfer Fees	281	295	289	304	323	335	354
Other Motor Vehicle Taxes	31	32	33	35	36	38	40

	1,493	1,581	1,554	1,650	1,734	1,811	1,900

Gambling and Betting
Racing	147	164	159	163	168	173	179
Club Gaming Devices	609	606	626	650	674	707	742
Hotel Gaming Devices	408	420	401	433	467	504	541
Lotteries and Lotto	300	295	315	321	326	334	343
Casino	97	106	98	105	114	125	156
Other Gambling & Betting	9	11	11	12	13	14	15

	1,570	1,602	1,610	1,684	1,762	1,857	1,976

Budget Statement 2009-10	5-9

Table 5.4: Taxation revenue (cont)

	2007-08	2008-09	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Other Revenues

Health Insurance Levy	125	131	133	137	144	150	158
Insurance Protection Tax	68	69	67	69	69	69	69
Parking Space Levy	49	53	49	100	102	106	108
Emergency Services Contributions	520	531	535	591	602	599	608
Waste and Environment Levy	222	260	255	348	419	448	471
Government Guarantee of Debt	106	138	175	246	286	310	337
Private Transport Operators Levy	15	14	14	14	14	15	15
Pollution Control Licences	51	48	47	48	51	51	52
Other Taxes	651	463	629	519	531	536	536

	1,807	1,707	1,904	2,072	2,218	2,284	2,354

Total Tax Revenue	18,548	18,533	17,712	18,011	19,827	21,099	22,102

Annual per cent change	4.8%		-4.5%	1.7%	10.1%	6.4%	4.8%

Total tax revenue is estimated to record minor growth in 2009-10. This follows a significant fall of $836 million (4.5 per cent) in 2008-09. Tax revenue is forecast to grow by an average of 5.7 per cent per annum over the four years to 2012-13.
Transfer duty
Transfer duty is the largest component of stamp duty revenue. It is also the most volatile component because it is affected by both volume and price fluctuations in property transfers. Annual changes in transfer duty have ranged from minus 30 per cent to plus 96 per cent in the last 20 years, as seen in Chart 5.6.
The cyclical slowdown in the property market in 2008-09 was much more severe than expected. Transfer duty fell sharply to an estimated $2.6 billion compared with the 2008-09 Budget expectation of $3.8 billion. Chart 5.5 illustrates how this downturn was shared between residential and commercial property markets.

5-10	Budget Statement 2009-10

Chart 5.5: Transfer Duty, 2008-09
There has been a large reduction in the number of transactions across all the value ranges contributing to the fall in transfer duty. Revenue from large-scale commercial transfers (defined here by transfer duty value above $1 million) has also been much weaker than expected. Activity in the commercial property market is expected to show moderate growth in 2009-10 and 2010-11.
Transfer duty growth tends to decline before a downturn in GDP is observed and tends to recover ahead of the growth cycle of real activity. This is illustrated in Chart 5.6. The outlook for 2009-10 will be supported by low interest rates and the assistance measures to purchasers of newly constructed dwellings in this budget.
Chart 5.6: Long run cyclical downturns and recoveries in NSW transfer duty and in national economic activity

Budget Statement 2009-10	5-11

Prices and volumes in the residential property market are expected to recover over the course of 2010-11 as economic conditions improve, and assuming interest rates remain relatively low.
Transfer duty is expected to grow further in 2011-12 and 2012-13. However, this will not be sufficient to recover the revenue lost during the downturn. Recovering the revenue lost in the downturn will require a longer period of above trend growth.
Payroll tax
Year to year variations in payroll tax reflect employment growth and wages growth and the impact of policy changes, including the indexation of the payroll tax threshold. New South Wales is the only state to index the payroll tax threshold. Payroll tax is much less volatile than transfer duty. Payroll tax collections for 2008-09 are expected to be broadly on track with the budget expectations.
Weaker employment and payroll tax rate cuts are expected to lead to a fall in payroll tax collections in 2009-10 of 3 per cent to $6.2 billion. Payroll tax is expected to recover and grow by around 2.7 per cent per annum over the four years to 2012-13 as economic activity improves.
Land tax
Land tax is assessed on a calendar year basis and is based on the three year average of unimproved land values as at 1 July each year, as determined by the NSW Valuer General. Notices of assessment are issued throughout the year, with most issued in either January or February.
Land tax revenue accrued in a financial year depends on the issue date of assessments, the rate of tax and land values. For the 2009-10 financial year, land tax revenue will include some residual assessments relating to the 2009 land tax year as well as the assessments relating to the 2010 land tax year.
Land tax is estimated to grow by 3.4 per cent in 2009-10. This incorporates the increase in revenue associated with a higher marginal tax rate on land over $2.25 million and indexation of the threshold. Average land value is forecast to grow by 3.3 per cent for the year to 1 July 2009.

5-12	Budget Statement 2009-10

Motor vehicle taxes
Stamp duty revenue from motor vehicle registration in 2008-09 is estimated to be $125 million (18.9 per cent) lower than expected in the 2008-09 Budget, reflecting the current cyclical downturn in economic conditions which caused a significant decline in vehicle sales.
Weight tax is estimated to be $22 million (1.8 per cent) less in 2008-09 compared to the 2008-09 Budget. Receipts from weight tax have not been as severely affected as stamp duty revenue from registration as this tax is imposed on vehicle ownership, whereas stamp duty is imposed on turnover, which has fallen sharply.
Motor vehicle taxes including stamp duty are estimated to increase by 4.4 per cent in 2009-10.
Gambling and betting taxes
Club and hotel gaming revenue in 2009-10 is expected to increase by 5.5 per cent from the previous year.
The 8.2 per cent growth in totalisator (racing) revenue in 2008-09 reflects the recovery from the impact of the equine influenza virus. In 2009-10 totalisator revenues are expected to experience modest growth of 2.5 per cent.

Box 5.3: Recovery from equine influenza outbreak
An outbreak of equine influenza occurred in Australia in August 2007. A national response involving the Australian, state and territory governments and industry bodies was launched to contain and eradicate the virus. Australia was declared provisionally free of the virus in March 2008.
As part of the response to the outbreak many horse racing events were cancelled. This significantly reduced totalisator (racing) revenue in 2007-08.
As a result of the ending of the restrictions, totalisator revenue in 2008-09 grew by 8.2 per cent.

Budget Statement 2009-10	5-13

5.5 GRANT REVENUE
Australian Government General Purpose Payments
General purpose payments, which are primarily NSW share of GST, are estimated to be $11.8 billion in 2008-09, over $1.2 billion below the forecast in the 2008-09 Budget. This follows the Australian Government’s reduction in forecast total GST revenue in 2008-09, which is discussed in section 6.4.
NSW forecast GST revenue is now expected to be around $4.8 billion less in the four years to 2011-12 than expected in the 2008-09 Budget.
General purpose payments for 2009-10 are estimated to increase by around $840 million, or 7.1 per cent.
The NSW share of total Australian GST revenue increased from 28.2 per cent in 2007-08 to 28.8 per cent in 2008-09 and will increase to 30.2 per cent in 2009-10. Further details are in Chapter 6.
Table 5.5: Grant revenue

	2007-08	2008-09	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Commonwealth — general purpose	11,942	13,020	11,781	12,621	13,526	14,527	15,380
Commonwealth — national agreements	7,578	7,249	6,559	6,621	6,986	7,381	7,743
Commonwealth — national partnership	—	—	3,198	5,796	4,042	2,970	2,641
Total Commonwealth grants	19,520	20,269	21,538	25,038	24,554	24,878	25,764
Annual per cent change in Commonwealth Grants	10.0%		10.3%	16.3%	-1.9%	1.3%	3.6%
Other grants and subsidies	558	455	500	639	663	605	526

Total grant revenue	20,078	20,724	22,038	25,677	25,217	25,483	26,290

Other Australian Government Payments
Other payments from the Australian Government include the new national agreements and national partnerships payments which commenced in 2008-09 under the revised federal financial framework.
National agreements in 2008-09 are estimated to be $690 million lower than the budget forecast. In reality, funding under the specific national agreements has risen, but some of the payments included under this heading in last year’s budget have been reclassified and are now included in the national partnership total. Details of the new framework for federal financial relations are set out in Chapter 6.

5-14	Budget Statement 2009-10

National partnership payments are estimated to increase by $2.6 billion or 81 per cent to $5.8 billion in 2009-10; the February economic stimulus package dominates this increase (refer to Table 6.3).
Other grants and subsidies
Other grants and subsidies includes donations and bequests to general government entities such as schools, gardens (e.g. Royal Botanic Gardens and Domain Trust), museums and art galleries, as well as cash contributions from public trading enterprises and industry associations to various joint projects. These wide sources for grants mean this revenue has significant fluctuations.
Other grants and subsidies are expected to rise from $500 million in 2008-09 to $639 million in 2009-10, an increase of 27.8 per cent largely representing the increased contributions from the electricity distributors to the Climate Change Fund.
5.6 OTHER REVENUES
Sale of goods and services
Sale of goods and services revenue arises from the use of government assets as well as from revenue generated by agencies in their normal trading activities. From 2006-07, the fees for service item includes payments for the supply of employee services from general government agencies to certain public trading enterprises.
Hospital inpatient fees in 2008-09 grew significantly over budget estimates with higher patient numbers. These fees are paid for private patients in public hospitals.
Revenue from sale of goods and services is expected to grow by 1.7 per cent in 2009-10.

Budget Statement 2009-10	5-15

Table 5.6: Sale of goods and services

	2007-08	2008-09	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Sale of Goods and Services
Rents and leases	166	156	180	176	182	186	189
Fees for Service	342	344	371	384	395	405	418
Entry Fees	33	30	36	31	33	33	34
Patient Fees and Other Hospital Charges	426	450	490	507	518	530	543
Department of Veterans’ Affairs	296	314	297	308	315	323	331
Court Fees	191	194	220	220	225	231	236
Road Tolls	98	95	97	103	110	115	119
Other Sales of Goods and Services	2,066	2,043	2,103	2,130	2,310	2,467	2,658

Sale of Goods and Services	3,618	3,626	3,794	3,859	4,088	4,290	4,528

Interest income
Interest income comprises returns on managed bond investments (including investments with NSW Treasury Corporation) and interest on bank deposits.
Interest income in 2008-09 is expected to be $113 million (or 20.4 per cent) below budget due to the lower interest rate environment following the Reserve Bank of Australia’s significant rate reduction actions throughout 2008-09.
Returns in 2009-10 are forecast based on long run average returns.
Table 5.7: Interest income

	2007-08	2008-09	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Interest income	(172)	553	440	390	383	401	427

Total interest income	(172)	553	440	390	383	401	427

5-16	Budget Statement 2009-10

Dividends and Tax Equivalents
Dividends provide the government with a return on its investment in commercial businesses. Dividends are determined individually for each business, taking account of operational requirements and investment programs. The payment of income tax equivalents places these businesses on a similar footing when compared to private sector companies.
Dividend and tax receipts provide a commercially appropriate return to the government which allows core government services to be funded.
Total dividend and tax equivalent revenue in 2008-09 is forecast to be about $1.6 billion, which is $239 million below the 2008-09 Budget estimate. The lower than budget outcome is driven by:
•	$173 million fall in the electricity sector with the impact of accounting adjustments for defined benefit superannuation schemes on TransGrid, Delta Electricity and Eraring Energy. The effect of the superannuation adjustment will be such that there will be insufficient current year profit or retained earnings to pay the full amount of the budgeted dividend.

•	Lower profitability in the water sector and Forests NSW ($66 million).

•	Retention of profits by Sydney Ports to help fund their capital program which includes the Port Botany expansion ($33 million).
Dividend and tax revenue for 2009-10 is expected to increase by $458 million, or 29.5 per cent, from 2008-09. This is being driven by an increase in profitability in the electricity and water sectors.
In the water sector the increase in 2009-10 is largely due to improved profitability across all water businesses due to regulatory outcomes determined by the Independent Pricing and Regulatory Tribunal (IPART).

Budget Statement 2009-10	5-17

Table 5.8: Dividend and tax equivalent revenue

	2007-08	2008-09	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Dividends
Electricity
Generation	509	374	272	372	387	397	296
Distribution & Transmission	464	317	279	487	592	680	788
Water, Property and Resources	289	331	311	345	387	411	411
Financial Services	24	36	60	39	43	45	45
Ports	25	35	2	2	3	12	15
Other	33	34	35	42	40	39	41

	1,344	1,127	959	1,287	1,452	1,584	1,596

Income tax equivalents
Electricity
Generation	283	162	164	196	191	194	148
Distribution & Transmission	215	205	170	209	310	366	433
Water, Property and Resources	127	227	181	245	239	260	310
Financial Services	8	13	32	14	15	16	16
Ports	62	45	32	46	42	38	31
Other	23	15	17	16	17	19	25

	718	667	596	726	814	893	963

Total Dividends and income tax equivalent revenue	2,062	1,794	1,555	2,013	2,266	2,477	2,559

Note:	Income tax revenue for 2006-07 excludes taxes accrued on superannuation actuarial gains and losses, as these are treated as ‘other economic flows’ in GFS-GAAP harmonised reports.
In the electricity sector, the increase in 2009-10 is due to a number of factors including:
•	An unwinding of accounting adjustments for superannuation losses expected in 2008-09, with a consequent return to normal dividend payments,

•	the regulatory outcome from the Australian Energy Regulator (AER) for the distribution network businesses and TransGrid. The AER allowed for a significant increase in capital expenditure and consequent increase in earnings, and

•	an increase in the balance of the Electricity Tariff Equalisation Fund as the wholesale electricity price strengthens.
Over 2009-10 and the forward estimates period, dividend and tax equivalent revenue is expected to total $9.3 billion. The electricity sector remains the largest contributor with $6.0 billion, and the water, property and resources sector with $2.6 billion.

5-18	Budget Statement 2009-10

Other dividends and distributions
The major source of revenue, (which was previously classified as Interest Income), comes from the Self Insurance Corporation and its earnings on investments in the NSW Treasury Corporation’s Hourglass facilities. Lower earnings in 2008-09 than budget reflect the fall in interest rates which occurred throughout the year.
Fines, Regulatory Fees and Other Revenue
Regulatory Fees
Fee revenue for 2008-09 is estimated to be $57 million, or 36 per cent, above the 2008-09 Budget estimate. The increase in revenue in 2008-09 is largely due to increased revenue from coal exploration licences. Fee revenue is expected to fall by $2 million, or 0.9 per cent, in 2009-10.
Licences
Licence revenue for 2008-09 is estimated to be $10 million above the 2008-09 Budget estimate, and to grow by $37 million in 2009-10. Licence revenue varies with the renewal pattern of three and five year drivers’ licences.
Table 5.9: Fines, regulatory fees and other revenue

	2007-08	2008-09	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Forward Estimates
	$m	$m	$m	$m	$m	$m	$m

Fines	305	293	296	329	351	363	358
Regulatory fees	174	158	215	213	275	232	233
Licences	112	137	147	184	196	141	130
Royalties	574	920	1,426	1,041	1,410	1,430	1,435
Other revenues	1,193	957	1,060	1,036	1,095	1,001	1,039

Total fines, regulatory fees and other revenues	2,358	2,465	3,144	2,803	3,327	3,167	3,195

Royalties
Coal royalties account for 95 per cent of all royalty revenue. In the 2008-09 Budget, coal royalty revenue was expected to be $840 million.
Contract prices for coal were finalised after the 2008-09 Budget was prepared. The prices agreed were higher than expected at that time. In the Mini-Budget these higher prices were expected to add $360 million to coal royalties in 2008-09 and changes to the currency level were expected to add a further $91 million to royalty revenues for 2008-09.

Budget Statement 2009-10	5-19

In the 2008-09 Mini-Budget the Government increased the royalty rates for deep underground, underground and open cut coal mines and removed transport costs as a deduction when calculating royalties. These changes combined to increase the 2008-09 coal royalty forecast to $1.4 billion.
The outcome for coal royalties in 2008-09 is now expected to be $1.3 billion, mainly due to lower prices for export coal. Total royalties for 2008-09 have been revised to $1.4 billion.
The gradual removal of supply bottle-necks including the expansion of the Kooragang coal terminal will significantly increase coal export volumes from 2010-11.
The forward estimates for 2009-10 to 2012-13 show revenue falling in 2009-10 compared with 2008-09 due to lower prices. Revenue is expected to increase from 2010-11 due to expanded export volumes resulting from the additional port capacity and some firming in prices in line with the expected improvement in global economic conditions.
5.7 TAX EXPENDITURES AND CONCESSIONS
Appendix E outlines in detail what constitutes tax expenditures and concessions. Additionally, it also provides a comprehensive listing and, where possible, costing of each major tax expenditure and concession reflecting all announced policies up to and including this budget.
Tax Expenditures
Tax concessions are termed tax expenditures because they have a similar policy and fiscal impact as expenditures. Tax expenditures involve granting certain taxpayers, activities or assets more favourable tax treatment than applies to taxpayers in general. One example is the transfer duty exemption provided to eligible first home buyers.
Tax expenditures can take the form of:
•	exempting certain taxpayers from a tax

•	applying a lower rate of tax, a rebate or deduction, to certain taxpayers or

•	deferring the time for payment by certain taxpayers of a tax liability.

5-20	Budget Statement 2009-10

The estimates of tax expenditures in this chapter are for the years 2007-08, 2008-09 and 2009-10 except for the estimates for land tax, which are for the 2008, 2009 and 2010 land tax years (land tax years commence at midnight, 31 December).
Table 5.10 provides a summary of major ($1 million or greater) tax expenditures for each type of tax.
Table 5.10: Major tax expenditures by type

	2007-08		2008-09		2009-10
		Tax Exp. as		Tax Exp. as		Tax Exp. as
		% of tax		% of tax		% of tax
	Tax Exp.	revenue	Tax Exp.	revenue	Tax Exp.	revenue
Tax	$m	collected	$m	collected	$m	collected

Purchaser Transfer Duty	797	20.2	785	29.7	796	29.2
General and Life Insurance Duty	710	116.4	729	113.9	744	114.1
Mortgage Duty	210	77.3	94	80.3	74	59.2
Marketable Securities Duty	114	161.1	120	184.6	116	269.8
Payroll Tax	911	14.7	903	14.2	884	14.3
Land Tax	521	26.9	566	24.9	587	25.0
Taxes on Motor Vehicles	319	15.2	328	15.7	389	17.8
Parking Space Levy	21	42.8	22	44.9	42	42.0
Gambling and Betting Taxes	472	30.1	529	32.9	596	35.4

Total	4,075	22.0	4,076	23.0	4,228	23.5

Quantifiable tax expenditures (valued at more than $1 million) are estimated at $4.1 billion in 2008-09, representing 23 per cent of total tax revenue. Tax expenditures are estimated to increase by $152 million, to $4.2 billion in 2009-10. This modest increase reflects increases in transfer duty, gambling tax and parking space levy exemptions, outweighing the decline in payroll tax expenditures, due to the reduction in the tax rate and the increased threshold.
It is worth noting that several taxes show the value of measurable tax expenditures exceeding revenue raised. This is due to the large number of exemptions provided for those particular taxes.
Tax expenditures for payroll tax are the largest category of measurable tax expenditures, estimated at $884 million in 2009-10, or around 21 per cent of total tax expenditures. The value of tax expenditures for payroll tax is expected to decrease in 2009-10 by $19 million because of the combined effect of the increased payroll tax threshold and the reduction in the payroll tax rate.
The gambling and betting tax expenditures, estimated at $596 million in 2009-10, relate to the lower taxation of gaming machines in registered clubs compared to those in hotels.

Budget Statement 2009-10	5-21

Tax expenditures for parking space levy are estimated to increase by $20 million to $42 million in 2009-10 due to increases in the parking space levy announced in the Mini-Budget.
Table 5.11 provides a functional classification of tax expenditures.
Table 5.11: Tax expenditures by function

	2007-08	2008-09	2009-10
Function	$m	$m	$m

General Public Services	219	214	212
Defence	—	—	—
Public Order and Safety	5	5	6
Education	152	150	147
Health	499	496	487
Social Security and Welfare	453	447	492
Housing and Community Amenities	533	581	600
Recreation and Culture	479	537	604
Fuel and Energy	—	—	—
Agriculture, Forestry, Fishing and Hunting	369	404	419
Mining, Manufacturing and Construction	—	—	—
Transport and Communications	36	38	58
Other Economic Affairs	1,316	1,198	1,197
Other Purposes	14	6	6

Total	4,075	4,076	4,228

In terms of revenue forgone, the largest categories of tax expenditures are Other Economic Affairs (which includes assistance to industry generally rather than a particular type of economic activity), Recreation and Culture (which includes the club gaming expenditures for registered clubs) and Housing and Community Amenities (which includes purchaser transfer duty exemptions for first home buyers).
Tax expenditures in the Other Economic Affairs function are estimated to decrease by $118 million in 2008-09. This is mostly driven by a reduction in the tax expenditure for refinanced loans due to the abolition of mortgage duty on non-owner occupied residential property.
Concessions
Concessional charges involve the sale of goods and services to certain users at a lower charge or fee than applies to the wider community. One example is lower public transport fares for pensioners and older Australians.

5-22	Budget Statement 2009-10

Concessions on user charges and fees can take the form of:
•	exempting certain users from a charge generally applied to the community for government goods and services or exempting certain sections from a fee generally applied to the community or

•	imposing on certain sections of the community a charge lower than that applied to the general community for government goods and services, or imposing fees lower than the general fee.
Table 5.12 classifies the major concessions provided by the NSW Government by function. The total value of major concessions, primarily to pensioners, older Australians and school students is estimated at $1.6 billion in 2009-10, an increase of $94 million from 2008-09.
Table 5.12: Concessions by function

	2007-08	2008-09	2009-10
Function	$m	$m	$m

General Public Services	—	—	—
Defence	—	—	—
Public Order and Safety	—	—	—
Education	518	593	606
Health	145	163	163
Social Security and Welfare	418	438	462
Housing and Community Amenities	276	299	355
Recreation and Culture	8	8	9
Fuel and Energy	—	—	—
Agriculture, Forestry, Fishing and Hunting	4	4	4
Mining, Manufacturing and Construction	—	—	—
Transport and Communications	—	—	—
Other Economic Activities	—	—	—
Other Purposes	—	—	—

Total	1,369	1,505	1,599

Most concessions are concentrated in the Education and Social Security and Welfare functions. They mainly comprise concessional charges to pensioner concession card holders for transport, water and energy, and the School Student Transport Scheme.

Budget Statement 2009-10	5-23

CHAPTER 6: FEDERAL FINANCIAL RELATIONS

•	Federal financial relations have been reformed with a new Intergovernmental Agreement on Federal Financial Relations (IGA) replacing the intergovernmental agreement which accompanied the introduction of the GST from 1 July 2000.

•	The new IGA rationalises the number and reforms the working arrangements of National Agreements (NAs), which replace the former Specific Purpose payments, and provides for a new form of Australian Government financial assistance to the States — National Partnerships (NPs).

•	Total Australian Government payments to New South Wales are estimated to increase by 16.3 per cent in 2009-10, of which just over three-quarters is due to additional infrastructure funding under the Nation Building — Economic Stimulus Plan and Nation Building for the Future.

•	Australian Government estimates of total GST revenue available in 2008-09 and future years have been reduced between the Australian Government’s 2008-09 and 2009-10 Budgets. The lower levels of GST revenue will have flow-on effects for New South Wales’ GST revenue within and beyond the forward estimates period.

•	The Horizontal Fiscal Equalisation principles underpinning the distribution of GST revenue between States still give rise to a large cross subsidy from New South Wales to the other States (except for Victoria, Western Australia and Queensland), whether measured on an equal per capita or GST generated basis.
6.1 INTRODUCTION
Over the past year there has been a significant evolution in federal financial relations.
In December 2008 the Australian Government and all States and Territories (the States) signed the Intergovernmental Agreement on Federal Financial Relations (IGA) establishing a new framework for federal financial relations. This replaced the Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations signed by all jurisdictions in June 1999 to allow the introduction of the GST.

Budget Statement 2009-10	6-1

The new IGA sets out a framework for the Australian Government’s payments to the States. There are three types of payments: general purpose payments (mainly GST revenue); National Agreements (NAs) and National Partnership (NP) payments.
The IGA leaves GST revenue arrangements unchanged, though the transitional arrangements in the former agreement under which the Australian Government guaranteed that the budgetary position of each State and Territory would be no worse off under the GST have not been included.
The IGA rationalises the number and reforms the working arrangements of NAs to make them much more flexible and effective in supporting the delivery of State government services.
The IGA also provides for NPs, which are a new form of financial payment to the States to support the delivery of specified outputs or projects, or facilitate and reward State microeconomic reforms.
Despite these changes, two fundamental features still dominate Australia’s federal financial relations.
Vertical fiscal imbalance (VFI) arises from the mismatch between, on the one hand, the States’ large spending responsibilities but limited revenue options and, on the other hand, the Australian Government’s capacity to raise much more revenue than it needs for its own spending. VFI necessitates large transfers between levels of government in Australia.
Horizontal fiscal equalisation (HFE) is used to distribute GST revenue among the States. HFE attempts to ensure that all States have the fiscal capacity to supply services of an average standard to their citizens, provided States make average efforts to raise their own revenue and deliver services at average levels of efficiency. HFE means the larger States, including New South Wales, cross subsidise the smaller States.
6.2 AUSTRALIAN GOVERNMENT PAYMENTS
Table 6.1 summarises Australian Government payments to New South Wales. Total payments are estimated to increase by 16.3 per cent in 2009-10 to $25 billion which is 47.3 per cent of NSW revenue. Over three-quarters of this increase is due to additional infrastructure funding under the Nation Building — Economic Stimulus Plan and Nation Building for the Future.

6-2	Budget Statement 2009-10

Table 6.1: Australian Government payments to New South Wales

	2007-08	2008-09			2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised		Budget	Forward estimates
	$m	$m	$m		$m	$m	$m	$m

GST revenue	11,916	13,020	11,845		12,481	13,500	14,500	15,350
Budget Balancing Assistance	—	—	—		109	—	—	—
Other general purpose payments	26	—	(64	)(a)	31	26	27	30

Total general purpose payments	11,942	13,020	11,781		12,621	13,526	14,527	15,380

National Agreements	7,578	7,249	6,559		6,621	6,986	7,381	7,743

National Partnerships	—	—	3,198		5,796	4,042	2,970	2,641

Total Australian Government payments	19,520	20,269	21,538		25,038	24,554	24,878	25,764

(a)	This includes $26 million compensation for Snowy-Hydro tax payments and a $90 million repayment of a previous Australian Government overpayment of compensation for small business GST deferral.
National Agreement and National Partnership payments are discussed in section 6.3 while General Purpose Payments (mostly GST) are discussed in section 6.4.
6.3 COAG REFORM AGENDA
The signing of the new IGA in December 2008 formalised the COAG Reform Agenda (CRA) which is an ambitious national reform program in the areas of competition, regulation and human capital.
The CRA enhances Australia’s productivity through improved workforce participation and more efficient service delivery. It includes fundamental reforms to federal financial relations by:
•	simplifying and streamlining previous payments for specific purposes through the creation of new NAs and

•	placing a greater focus on outcomes underpinned by an Australian Government commitment to provide facilitation and reward payments to drive reforms through NP Agreements.
The new IGA commenced on 1 January 2009 following COAG’s 29 November 2008 meeting and all jurisdictions’ formal agreement in December to the new framework.
Accountability is enhanced through simpler, standardised and more transparent public performance reporting for all jurisdictions, underpinned by clearer roles and responsibilities.

Budget Statement 2009-10	6-3

The December 2008 agreement included the National Agreements and the ‘first wave’ of new NPs for specific policy reforms. A ‘second wave’ of NPs that responded to the Global Financial Crisis was agreed in February 2009 and a ‘third wave’ through infrastructure announcements in the 2009-10 Australian Government Budget.
National Agreements
The number of payments for specific purposes have been reduced from over 90 to six, cutting duplication of administration and monitoring processes. These payments are supported by new National Agreements for Healthcare, Education, Skills and Workforce Development, Disability, Affordable Housing and National Indigenous Reform.
Each agreement clarifies the roles and responsibilities between levels of government and contains the objectives, outcomes, outputs and performance indicators that guide the States in the delivery of services across the relevant sectors.
Table 6.2: Australian Government NAs and other payments to the New South Wales Government (a) (b)

	2007-08	2008-09		2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Healthcare	3,704	3,616	3,861	3,711	3,929	4,170	4,440
Education	1,043	951	999	1,106	1,172	1,233	1,292
Skills and Workforce Development	415	422	437	439	445	450	454
Disability	253	213	287	302	348	396	408
Affordable Housing	361	363	371	380	389	398	405
Home and Community Care	313	328	330	355	381	410	410
Other (c)	1,489	1,356	274	328	322	324	334

Total NAs and other	7,578	7,249	6,559	6,621	6,986	7,381	7,743

(a)	Excludes payments “through” the State such as non-government school and local government funding.

(b)	National Agreement funding to New South Wales in 2008-09 has been revised downwards by $690 million due to the reclassification of a number of payments such as Nation Building Program (formerly AusLink) which have been reclassified from specific purpose payments to NPs.

(c)	Includes a number of other payments such as service level agreements between the Australian Government and NSW line agencies which are in addition to the new IGA.
Reporting against high level performance indicators and independent publication of comparative analysis of performance by the COAG Reform Council are key factors in promoting accountability. National Agreements do not include financial or other input controls.

6-4	Budget Statement 2009-10

The new NAs in Table 6.2 include:
•	an additional $1.35 billion over five years under the new National Healthcare Agreement (including $166 million added to New South Wales’ base funding allocation from 2008-09, and an increase in the annual indexation rate to better reflect the cost of providing health services)

•	an additional $271 million over five years from the new National Schools Agreement due to changes in indexation

•	a slight decline in Vocational Education and Training funding over five years under the National Skills and Workforce Development Agreement due to a decline in population share

•	an additional $21.6 million under the new National Housing Agreement, due to a slight increase in the indexation rate used

•	an additional $120 million over five years under the National Disability Agreement due to changes in indexation and a one-off payment of $22.8 million in 2008-09.
The total additional NA funding over five years is $1.76 billion of which 88 per cent is allocated from 2009-10 to 2012-13.
Reforms to roles and responsibilities for funding and delivery of services to the community in the aged care, disability and mental health sectors are under consideration. Some further details are set out in Budget Paper No. 3 Budget Estimates.
National Partnerships
In addition to the NAs, a key element of the new IGA is National Partnership payments to the States to enable and reward reforms of national importance, and to support the delivery of specified outputs or projects.
Australian Government support for a national reform or improvements in service delivery in areas of State responsibility is based on whether the reform/improvement:
•	is closely linked to a current or emerging national objective or expenditure priority of the Australian Government, such as addressing Indigenous disadvantage and social inclusion

•	has ‘national public good’ characteristics — where the benefits of the involvement extend nationwide

Budget Statement 2009-10	6-5

•	has ‘spill over’ benefits that extend beyond the boundaries of a single State or Territory

•	has a particularly strong impact on aggregate demand or sensitivity to the economic cycle, consistent with the Australian Government’s macro-economic management responsibilities or

•	addresses a need for harmonisation of policy between the States to reduce barriers to the movement of capital and labour.
Reform facilitation payments will be paid in advance of the States implementing a reform, in recognition of administrative and other costs of undertaking the reform.
In contrast, reform reward payments will be paid to a State after an independent assessment demonstrates that performance benchmarks have been achieved.
COAG has agreed that the COAG Reform Council will be the independent assessor of whether pre-determined performance benchmarks have been achieved.
Table 6.3: Australian Government NPs to New South Wales Government

	2007-08	2008-09		2009-10	2010-11	2011-12	2012-13
	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Health	—	—	427	221	226	191	218
Education	—	—	299	304	397	599	428
Housing	—	—	72	112	103	104	117
Transport	—	—	931	1,103	909	1,035	1,053
Environment	—	—	44	62	36	36	36
Other	—	—	726	621	187	240	254
Economic Stimulus Plan	—	—	333	3,239	1,711	102	—
Nation Building for the Future	—	—	366	134	473	663	535

Total National Partnerships	—	—	3,198	5,796	4,042	2,970	2,641

Table 6.3 shows total Australian Government funding to New South Wales for National Partnerships. It includes the ‘first wave’ of payments agreed at the November 2008 COAG, plus the Nation Building — Economic Stimulus Plan announced at the February COAG and Nation Building for the Future payments in the 2009-10 Australian Government Budget.

6-6	Budget Statement 2009-10

November 2008 COAG
The ‘first wave’ of National Partnerships agreed at COAG in November 2008 targeted key areas of national reform: health, school education, early childhood education, vocational education and training, social housing, indigenous disadvantage and competition and business regulation. The ‘first wave’ of NP payments covering the period from 2008-09 to 2012-13, which are discussed in the relevant part of Budget Paper No. 3 Budget Estimates, include:
Health
•	$454 million under the Hospital and Health Workforce Reform NP covering activity based funding, emergency departments, and subacute care

•	$72 million under the Preventive Health NP
Education
•	$279 million under the Early Childhood Education NP

•	$436 million from the low Socio-Economic Status School Communities NP

•	$142 million under the Teacher Quality NP

•	$126 million from the Literacy and Numeracy NP

•	$412 million under the Productivity Places NP

•	$2 million under the TAFE Fee Waivers for Childcare Qualifications NP
Housing
•	$130 million over two years under the Social Housing NP

•	$102 million under the Homelessness NP

•	$238 million over four years under the Remote Indigenous Housing NP and
Other
•	$319 million for the First Home Owners Boost

•	$177 million over five years for business regulation and competition.
The NPs agreed at COAG in 2008 will require a co-funding contribution of $1.15 billion from New South Wales over the period covering 2008-09 to 2012-13.

Budget Statement 2009-10	6-7

New South Wales will receive $201 million for Trade Training Centres in Schools and $430 million for Digital Education Revolution.
Both Australian and NSW Government funding for the ‘first wave’ of NPs was incorporated in the 2008-09 Half-Yearly Budget Review.
New South Wales will receive an extra $250 million following a six month extension of the First Home Owners Boost announced in the 2009-10 Australian Government Budget.
Nation Building — Economic Stimulus Plan
On 5 February 2009, a special meeting of COAG was held to discuss the impacts of the Global Financial Crisis on the Australian economy, and how jurisdictions could best implement the Australian Government’s $42 billion Nation Building — Economic Stimulus Plan announced on 3 February.
New South Wales will receive $5.39 billion in infrastructure funding over the four years to 2011-12 for the rapid delivery of fiscal stimulus measures under this National Partnership, which include:
•	school building upgrades and maintenance

•	bringing forward funding for trade training centres in schools

•	boosting the stock and maintenance of social housing and

•	addressing black spots.
Australian Government funding is contingent upon full implementation of the stimulus package within the agreed timeframes for delivery. To date, New South Wales has received Australian Government approval for funding Stage 1 of the social housing component of the package, and Round 1 of Primary Schools for the 21st Century and is awaiting approval for funding Stage 2 of social housing and a number of education-related spending initiatives. New South Wales has appointed its own Co-ordinator General to work with the Australian Government on these fiscal initiatives. Further details are available in Budget Paper No. 3 Budget Estimates.
Nation Building for the Future
The Australian Government’s Nation Building for the Future, announced in its 2009-10 Budget, provides $2.17 billion in infrastructure funding over the five years from 2008-09 ($366 million in 2008-09) on the following:

6-8	Budget Statement 2009-10

Road and metro rail
•	$1.29 billion for the Hunter Express Way

•	$618 million for Kempsey Bypass

•	$91 million for Sydney West Metro
New South Wales will contribute $200 million towards the total cost of the Hunter Express Way project.
Education infrastructure
•	$9.69 million for Heavy Vehicle Facilities at Dubbo TAFE

•	$6.5 million for Children’s Services Training Facility at Shellharbour Campus TAFE

•	$6.44 million for Sustainable Hydraulic Trade Centre at Randwick TAFE

•	$9.9 million for Macquarie Fields TAFE — Construction and Manufacturing Facilities
Hospital and health infrastructure
•	$96.4 million for Nepean Hospital Redevelopment

•	$27 million for Narrabri Hospital Redevelopment

•	$17.6 million for Blacktown Hospital Clinical School, Research and Education Centre
Detailed information about Nation Building for the Future is provided in Budget Paper No. 3 Budget Estimates.
Future Developments
Over the course of 2009-10, there will be significant policy development taking place on indigenous reform, climate change and water, business regulation and competition, and early childhood education. These continued reforms will further contribute to COAG’s overarching objectives of enhancing productivity and workforce participation.

Budget Statement 2009-10	6-9

In addition, significant work is being undertaken to develop COAG’s performance reporting framework for the NAs and NPs. The COAG Reform Council (CRC) will play a much more significant role as it assesses and reports to the Prime Minister on:
•	each State’s achievement of performance benchmarks and milestones under the new National Agreements and

•	the extent and timeliness of jurisdictions’ achievements in meeting their outcomes and performance benchmarks under their National Partnership obligations.
6.4 GST REVENUE
GST revenue accounts for virtually all the Australian Government’s general purpose payments to New South Wales.1 New South Wales’ GST revenue in any year is affected by three factors:
•	GST paid in Australia which is available for distribution to the States

•	New South Wales’ GST relativity (share of national GST collected), which is recommended by the Commonwealth Grants Commission (CGC)[2] and determined by the Australian Treasurer and

•	New South Wales’ population as estimated by the Australian Bureau of Statistics, which together with the GST relativity determines New South Wales’ share of GST revenue.
Total GST revenue
Australian Government estimates of total GST revenue available in 2008-09 and future years have been reduced between the Australian Government’s 2008-09 and 2009-10 Budgets.

[1]	General purpose assistance can be utilised by States in any manner, including any operating or capital expenditure or reducing debt.

[2]	In implementing HFE, the CGC assesses the relative costs States incur in providing standard services while operating at the same level of efficiency, and the relative capacity of States to raise their own revenue while implementing average State revenue policies. The CGC’s cost and revenue assessments are combined into a single measure for each State, called the relativity. The “average” for the relativity is one. A relativity above one means a State is assessed as facing above average per capita costs to provide services and/or as having a below average per capita capacity to raise revenue. Such a State is considered to require above average per capita amounts of GST revenue to achieve fiscal equalisation with the other States. A relativity below one means a State is considered to require below average per capita amounts of GST revenue. The average per capita amount of GST is total Australian GST divided by the total Australian population.

6-10	Budget Statement 2009-10

GST revenue is a proportion of household consumption spending and investment in dwellings. As discussed in Chapter 2 there have been significant reductions over the last year in forecasts of Australian consumption and new dwelling investment.
The successive downgrades in the Australian Government’s forecasts of national GST revenue have reduced its current estimates of GST revenue by $4.1 billion in 2008-09 and $6.9 billion in 2009-10 compared to the estimates in its Budget in May last year. Over the four years to 2011-12, the Australian Government’s forecasts of GST revenue have been reduced by $25.5 billion since its 2008-09 Budget.
Chart 6.1 shows the Australian Government’s successive revisions to estimates of total GST.
Chart 6.1: Total Australian GST estimates
The effect of the cyclical downturn on Australian GST revenue to below the levels expected in the 2008-09 Budget is expected to last for some years.
In its 2008-09 Budget the Australian Government projected total GST revenue of $48.3 billion in 2009-10. In the 2009-10 Australian Government Budget this level is not surpassed until 2012-13, the last year of the forward estimates period.
NSW forecasts of NSW GST revenue over the four years 2008-09 to 2011-12 have been reduced by $4.8 billion compared to estimates in the 2008-09 NSW Budget.
The lower level of national GST revenue will have flow-on effects for NSW GST revenue beyond the forward estimates period.

Budget Statement 2009-10	6-11

New South Wales’ share of the GST
New South Wales’ share of national GST is estimated to be 30.2 per cent in 2009-10, up from just under 29 per cent in 2008-09. New South Wales’ 2009-10 population share would be 32.4 per cent.
Table 6.4 shows the part of the change in States’ GST revenues between 2008-09 and 2009-10 that is due to changes in States’ GST relativities, based on current estimates of total GST and populations.
Table 6.4 shows that New South Wales gained $599 million in GST revenue from the change in its GST relativity between 2008-09 and 2009-10. However, this was not a windfall gain, having been largely anticipated in NSW estimates of GST revenue for 2009-10.
Table 6.4: Effect of 2009 Update relativity changes in 2009-10

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT
	$m	$m	$m	$m	$m	$m	$m	$m

Change in relativity	599	56	(372)	(304)	51	(40)	11	(1)

Source: Australian Government 2009-10 Budget and NSW Treasury estimates.
The improvement in New South Wales’ share of the GST in recent years follows the decline in that share in the first half of the decade and is not enough to bring New South Wales back to its population share.
The main factors influencing the increase in New South Wales’ relativity in 2009-10 were:
•	the below average growth, compared with Australia as a whole, in property values between 2002-03 and 2007-08 — the span of years which were averaged in the assessment of the 2009-10 relativity — which reduced New South Wales’ relative capacity to raise revenue from transfer duty, land tax and insurance duty

•	relatively slower economic growth, which affected New South Wales’ relative capacity to raise revenue from payroll tax and insurance duty

•	an increase in other States’ capacities to raise revenue from mining royalties during the resources boom (see Table 6.5).

6-12	Budget Statement 2009-10

Table 6.5: Major factors affecting NSW relativity in the 2009 Update

Factor	$ million

Transfer duty	346.1
Payroll taxation	44.9
Insurance taxation	43.1
Land revenue	36.1
Mining revenue	34.6

Source: CGC, 2009 Update, p.18.
GST and the Guaranteed Minimum Amount
Under the June 1999 Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations the Australian Government guaranteed that the financial position of each State would be no worse than it would have been had the GST reforms not been introduced. The Guaranteed Minimum Amount (GMA) is the estimate of the revenue that each State would have received and the costs each State would not have met under the pre-GST financial arrangements. Where a State’s GMA exceeds its GST revenue, the Australian Government made up the difference in Budget Balancing Assistance (BBA).
Reduced GST revenue in 2008-09 means that some States, including New South Wales, will require Australian Government BBA to ensure that their budget positions are no worse than would have been the case had the GST not been introduced. New South Wales is estimated to require BBA of $108.5 million in 2008-09. This is expected to be paid in 2009-10.
From 2009-10 States will bear the risk that GST revenue may be less than their GMA. The Australian Government’s commitment to compensate States with BBA where GST revenues fall short of GMA has not been carried into the new Intergovernmental Agreement on Federal Financial Relations. The guarantee expires on 30 June 2009.
Table 6.6 illustrates the amounts by which GST revenue has exceeded GMAs for all States between 2000-01 and 2008-09.
New South Wales has received $1 billion in GST revenue above its GMA since the introduction of the GST. The other States combined have received $9.6 billion in GST revenue above their combined GMAs. New South Wales has received $146 per capita in GST revenue above GMA since the introduction of the GST, compared to a weighted average $692 per capita for the other States.

Budget Statement 2009-10	6-13

Table 6.6: Difference between Guaranteed Minimum Amounts and GST revenue (a)

										Total
										excluding
	NSW	VIC	QLD	WA	SA	TAS	ACT	NT	Total	NSW
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

2000-01	(1,007)	(671)	(463)	(213)	(268)	(99)	(45)	(53)	—	—
2001-02	(1,577)	(977)	(524)	(352)	(365)	(138)	(63)	(98)	—	—
2002-03	(599)	(227)	76	(44)	(88)	(33)	(4)	10	86	86
2003-04	(69)	127	504	157	99	70	39	112	1,108	1,108
2004-05	209	296	769	250	175	106	56	141	2,002	1,793
2005-06	56	173	604	224	174	102	54	133	1,520	1,464
2006-07	127	445	699	322	207	108	65	123	2,096	1,969
2007-08	611	761	869	420	280	116	92	127	3,276	2,665
2008-09	(109)	99	255	143	(34)	(31)	33	(87)	530	530

TOTAL (excluding BBA)	1,003	1,901	3,776	1,516	935	502	339	646	10,618	9,615

$ per capita (excluding BBA)	146	368	927	730	597	1,026	1,008	3,099	512	692

(a)	Under the 1999 IGA if GST revenue was less than a State’s GMA, the Australian Government made up the difference in Budget Balancing Assistance (BBA). The negative amounts in this table represent BBA payments. The totals, adding horizontally and vertically, only include positive amounts, i.e., where GST revenue exceeds GMA.
Source: Australian Government 2009-10 Budget and NSW Treasury estimates.
GST cross subsidies
The HFE principles underpinning the distribution of GST revenue between States give rise to a large cross subsidy from New South Wales to the other States (except for Victoria, Western Australia and Queensland). This cross subsidy is evident when actual GST revenue to the States is compared to an equal per capita distribution, or to the amount of GST generated in each State.
Per capita cross subsidies
Table 6.7 shows average per capita GST revenue for the donor States — New South Wales, Victoria, Western Australia and Queensland — in 2009-10 will be $1,705. In comparison, the remaining States’ average per capita GST revenue will be 82 per cent higher, at $3,109. Average per capita GST revenue for New South Wales in 2009-10 is estimated at $1,752.

6-14	Budget Statement 2009-10

Table 6.7: GST revenue per capita, 2009-10(a)

GST Revenue Grants
State/Territory	($ per capita)

New South Wales	1,752
Victoria	1,727
Queensland	1,721
Western Australia	1,475

South Australia	2,345
Tasmania	3,046
Australian Capital Territory	2,388
Northern Territory	9,870

Average, 4 donor States	1,705

Average, 4 recipient States	3,109

AUSTRALIAN AVERAGE	1,878

(a)	Based on GST estimates for 2009-10 from Australian Government 2009-10 Budget Paper No.3, Table 3.8, p.113.
In 2009-10, the four donor States will subsidise the four recipient States by $3.3 billion compared with an equal per capita basis. Of this, New South Wales will donate $0.9 billion, or $127 per capita, to the recipient States. These cross subsidies are shown in Table 6.8.
Table 6.8: GST cross subsidies — equal per capita benchmark, 2009-10

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT

Equal per capita GST grant, $b	13.4	10.2	8.4	4.2	3.1	0.9	0.7	0.4

GST grant (a), $b	12.5	9.4	7.7	3.3	3.8	1.5	0.8	2.2

Cross Subsidy, $b	(0.9)	(0.8)	(0.7)	(0.9)	0.7	0.6	0.1	1.8

Cross Subsidy, $ per capita	(127)	(151)	(157)	(403)	466	1,168	510	7,992

(a)	Based on GST estimates for 2009-10 from Australian Government 2009-10 Budget Paper No.3, p.114.
Table 6.9 disaggregates the equal per capita subsidy paid by New South Wales to individual recipient States in 2009-10.

Budget Statement 2009-10	6-15

Table 6.9: NSW GST cross subsidy — equal per capita benchmark, 2008-09

	SA	TAS	ACT	NT	Total

Total, $m	205	159	49	489	902
$ per capita	29	22	7	69	127

GST generated cross subsidies
The GST cross subsidy can also be measured by comparing GST revenue with the amount of GST revenue generated in each State.
On this basis, economic activity in New South Wales is estimated to generate $13.5 billion in GST revenue in 2009-10, compared to the $12.5 billion in GST revenue that New South Wales will receive. This is a cross subsidy to the other States (except for Victoria, Queensland and Western Australia) of $1 billion, or $147 per capita (see Table 6.10).
Table 6.10: GST generated and GST revenue, 2008-09

	NSW	VIC	QLD	WA	SA	TAS	ACT	NT

Generated, $b	13.5	10.2	8.2	4.4	2.9	0.9	0.8	0.4
Grants, $b	12.5	9.4	7.7	3.3	3.8	1.5	0.8	2.2

Cross Subsidy, $b	(1.0)	(0.8)	(0.5)	(1.1)	0.9	0.6	—	1.8
Cross Subsidy, $ per capita	(147)	(148)	(130)	(469)	579	1,341	140	8,059

(a)	Based on GST estimates for 2009-10 from Australian Government 2009-10 Budget Paper No.3, p. 113.
Table 6.11 provides a disaggregation of the estimated NSW subsidy, calculated on a GST generated basis, paid to individual recipient States.
Table 6.11: NSW GST cross subsidy — GST generated benchmark, 2009-10

	SA	TAS	ACT	NT	Total

Total, $m	283	203	15	547	1,048
$ per capita	40	28	2	77	147

Chart 6.2 shows how this cross subsidy has changed over time. The general decline in the size of the cross subsidy from 2004-05 reflects New South Wales’ generally increasing GST relativity.

6-16	Budget Statement 2009-10

Chart 6.2: NSW GST cross subsidy — GST generated benchmark
2010 Review of Revenue Sharing Relativities
Every five years or so the CGC reviews the methods it uses to assess State spending needs and revenue capacities. This is a process distinct from the annual updates of the relativities, which apply new data to reflect changes in State economic and demographic circumstances to the methodology determined for a particular period.
The current CGC Review of methods for assessing State revenue sharing relativities is due to report by 26 February 2010. It will establish the methodology used to assess State relativities from 2010-11 until the methods are again reviewed.
The Commission is using an iterative process for the 2010 Review. It has been producing discussion/position papers on the broad issues of equalisation and the detail of proposed assessments, holding periodic discussions with Heads of Treasuries on the high level issues and meeting with State Treasury representatives to discuss data and methodological issues. The Commissioners, with senior Commission staff, also visited all States between April and July 2008 for direct discussions with State service delivery officials.
The Review process is now approaching its climax. Commission position papers on most of the revenue and expense assessments in the new methodology were released in late 2008. The Commission’s papers and State responses to them are provided on the CGC’s website: www.cgc.gov.au.

Budget Statement 2009-10	6-17

The ultimate outcome of the Review will not be known until the Commission produces its Report in February 2010. The Commission is open to the views of States and further consideration of its approach until it makes a decision, so the positions put forward in its position papers are subject to change.

6-18	Budget Statement 2009-10

CHAPTER 7: BALANCE SHEET MANAGEMENT

•	State net financial liabilities are forecast to increase from 16 per cent of gross state product in June 2008 to 22 per cent in June 2009 due to the impact of the global financial crisis. Thereafter, net financial liabilities will rise further on the back of a record capital works program and short term weakness in operating results in line with the weaker national economy.

•	As a percentage of gross state product, State net financial liabilities are forecast to peak at 24.7 per cent in June 2011 before falling to 23.9 per cent by June 2013.

•	State net debt as a percentage of gross state product is forecast to increase from 6.1 per cent in June 2008 to 7.8 per cent in June 2009. The increase reflects the impact of the global economic downturn on both the State’s operating result and the market value of financial assets and record levels of capital expenditure.

•	Unfunded superannuation liabilities as a percentage of gross state product are forecast to rise from 4.9 per cent in June 2008 to 9 per cent in June 2009.

•	Higher unfunded superannuation liability estimates follow a reduction in the discount rate used to value defined benefit liabilities, revised demographic forecasts as well as a reduction in asset values in line with falling world equity markets. Of these three factors, the liability discount rate has had the largest impact, raising liabilities in June 2009 by $7.6 billion which is equal to 2 per cent of gross state product.
7.1 INTRODUCTION
The strength of state finances is measured by both the fiscal outcomes for each year and the accumulated financial position arising from prior years. The balance sheet measures at a point in time the impact of past decisions on state finances. The forecast balance sheet includes the impact of financial decisions arising from the current budget.
Net financial liabilities measures gross debt, unfunded superannuation, insurance and other financial liabilities, after deducting financial assets. Credit rating agencies and other finance analysts increasingly focus on net financial liabilities as it provides a comprehensive measure of the State’s financial position.

Budget Statement 2009-10	7-1

Net debt is defined as gross debt (i.e. borrowings and other loans) less the value of cash, investments and advances. The gearing ratio of the general government and public trading enterprise sectors differs and reflects the extent to which assets generate financial returns to repay debt. Net debt has traditionally been the most widely used indicator of the strength of state finances.
Unfunded superannuation liabilities of defined benefit schemes represent the difference between gross liabilities and financial assets held by trustees. Superannuation fund income is provided from employer and employee contributions and investment returns. Employer funding arrangements in the general government sector are based on fully funding superannuation liabilities by 2030.
Net worth provides a further measure of the State’s financial position by adding the value of non-financial assets to net financial liabilities. Non-financial assets consist of land and buildings, plant and equipment, infrastructure, and other non financial assets. These assets are dedicated to specific purposes, and are not generally held for sale.
7.2 NET FINANCIAL LIABILITIES
Net Financial Liability Trends and Forecasts
Chart 7.1 shows the net financial liabilities for the State sector and for the general government and public trading enterprise (PTE) sectors, measured as a percentage of gross state product.
The increase in net financial liabilities between June 2008 and June 2009 has been affected by a change in discount rate used to measure defined benefit superannuation liabilities. The changed discount rate increased net financial liabilities by $7.6 billion, equal to 2 per cent of gross state product.
The increase in State sector net financial liabilities in June 2009 is also due to a weaker operating result, high levels of capital expenditure as well as falls in the market value of superannuation assets. Both the weaker operating result and reductions in the value of superannuation assets arise from the global economic downturn.
The increase in net financial liabilities after June 2009 is mainly due to additional general government and PTE borrowings to fund the State’s capital works program and short term weakness in operating results in line with the weaker national economy.

7-2	Budget Statement 2009-10

Chart 7.1: Net financial liabilities — all sectors
(a)	Series break in 2004-05 is due to the adoption of Australian Equivalents to International Financial Reporting Standards, which has increased the reported level of net financial liabilities, particularly for superannuation.

(b)	General government sector liabilities include estimates of around $1 billion for land claims granted to local Aboriginal Land Councils where the land has not yet transferred.

(c)	The total state sector includes the public financial enterprise (PFE) sector.

(d)	PTE and PFE sector equity investments are excluded from general government net financial liability measures.
Table 7.1 shows that net financial liabilities for the total state sector are forecast to rise from 16 per cent of gross state product in June 2008 to 22 per cent in June 2009. They are then forecast to peak at 24.7 per cent of gross state product in June 2011, before falling to 23.9 per cent by June 2013.
Table 7.1: Total state sector net financial liabilities

	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Net Financial Liabilities	50,661	50,920	57,471	82,610	91,146	95,517	101,222	105,391

Net Financial Liabilities as a % of GSP	16.0	15.2	16.0	22.0	24.5	24.7	24.5	23.9

Budget Statement 2009-10	7-3

General Government Net Financial Liabilities
Table 7.2 shows the increase in net financial liabilities for the general government sector, from June 2006 to June 2013.
Table 7.2: General government net financial liabilities

	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Financial Liabilities
Gross Debt	13,399	14,044	14,450	17,274	22,948	25,788	27,215	27,918
Unfunded superannuation liabilities(a)	17,822	14,363	17,626	31,667	30,682	28,282	28,756	29,098
Employee Provisions	6,130	6,339	6,646	7,341	7,431	7,361	7,396	7,416
Insurance claims(b)	6,482	6,387	6,283	6,454	6,674	6,994	7,335	7,700
Tax liabilities	617	1,758	674	1,028	1,008	1,019	1,027	1,029
Other liabilities	5,635	5,904	6,062	6,389	6,309	6,228	6,133	6,137

	50,085	48,795	51,741	70,153	75,052	75,672	77,862	79,298

Financial assets
Cash+Cash Equivalent Assets	2,458	2,438	2,299	2,658	2,672	2,769	2,899	3,042
Financial Assets at Fair Value	8,621	7,166	6,073	5,697	6,473	6,935	7,517	8,160
Advances paid	837	795	799	832	982	984	973	960
Tax assets	4,918	6,203	5,957	5,017	5,013	5,105	5,145	5,170
Receivables	4,236	4,984	5,325	4,621	4,972	5,032	5,136	5,108
Equity	1,489	1,524	1,624	1,067	1,103	1,128	1,142	1,153

	22,559	23,110	22,077	19,892	21,215	21,953	22,812	23,593

Net Financial Liabilities	27,526	25,685	29,664	50,261	53,837	53,719	55,050	55,705

% of GSP	8.7	7.6	8.2	13.4	14.5	13.9	13.3	12.6

(a)	General Government Liability Management Fund (GGLMF) assets are excluded from financial assets and included in unfunded superannuation.

(b)	Insurance liabilities are not disclosed separately in the general government balance sheet in Chapter 9. Instead, insurance liabilities are either classified under provisions or under other employee benefits.
Net financial liabilities as a percentage of gross state product are forecast to rise in 2008-09 to 13.4 per cent. Most of this increase is due to higher superannuation liabilities, which have risen following falls in the market value of superannuation assets in line with the global financial crisis, increases in superannuation liability estimates following revised demographic forecasts for defined benefit scheme members and changes to the discount rate used to value gross liabilities.
The reduction in the superannuation liability discount rate from 6.35 per cent to 5.06 per cent, in accordance with accounting standard AASB 119, has increased general government net financial liabilities by $6.9 billion, or 33 per cent of the total $20.6 billion increase in net financial liabilities for 2008-09.

7-4	Budget Statement 2009-10

Net financial liabilities are forecast to rise further in 2009-10 and in later years, mostly due to increases in gross debt resulting from the State’s large capital works program and weaker operating results in line with the global economic downturn. As a percentage of gross state product, net financial liabilities are forecast to peak at 14.5 per cent in June 2010 before falling to 12.6 per cent by June 2013.
Public Trading Enterprise Net Financial Liabilities
Financial liabilities in the PTE sector are forecast to rise to 8.9 per cent of gross state product in June 2009, as shown in Table 7.3.
Table 7.3: Public trading enterprise net financial liabilities

	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Financial Liabilities
Gross Debt	15,966	19,845	19,940	24,537	29,007	33,563	37,816	41,602
Unfunded Superannuation liabilities	427	(294)	135	2,154	1,977	1,624	1,647	1,662
Employee Provisions	2,078	1,917	1,994	2,017	2,073	2,134	2,197	2,269
Tax liabilities	4,877	6,187	5,941	4,991	4,982	5,064	5,104	5,124
Other liabilities	4,886	5,817	5,631	5,187	5,345	5,933	6,065	6,170

	28,234	33,472	33,641	38,886	43,384	48,318	52,829	56,827

Financial assets
Cash and Cash Equivalent Assets	1,806	1,675	2,063	1,447	1,118	1,405	1,605	1,891
Financial Assets at Fair Value	535	1,333	919	937	792	867	750	789
Advances paid	—	—	18	21	37	33	20	8
Tax assets	616	1,758	674	1,019	1,008	1,019	1,029	1,029
Receivables	2,049	2,757	1,984	2,114	2,125	2,221	2,302	2,501
Equity	16	—	—	—	—	—	—	—

	5,022	7,523	5,658	5,538	5,080	5,545	5,706	6,218

Net Financial Liabilities	23,212	25,949	27,983	33,348	38,304	42,773	47,123	50,609

% of GSP	7.3	7.7	7.8	8.9	10.3	11.1	11.4	11.5

The increase is largely due to higher borrowings to fund capital works, increases in superannuation liabilities due to the lower discount rate used to value defined benefit liabilities and the impact on fund assets arising from the substantial decline in global equity markets during 2008.
Net financial liabilities are forecast to increase further from June 2010 to June 2013, following ongoing increases in gross debt due to increased borrowings for capital works. Net financial liabilities as a percentage of gross state product, are forecast to rise by 1.4 per cent in 2009-10 and by 0.8 per cent in 2010-11 and by a further 0.4 per cent from June 2011 to June 2013.

Budget Statement 2009-10	7-5

Public Finance Enterprise Net Financial Liabilities
The public finance enterprise (PFE) sector comprises dedicated financial management and investment agencies such as the Treasury Corporation (TCorp) and the Lifetime Care and Support Authority. These agencies have substantial liabilities and financial asset holdings, consistent with their functions and obligations. From June 2009 to June 2013, the average value of financial assets is forecast to exceed financial liabilities, by less than $1 billion per annum.
7.3 NET DEBT
Total State Sector Net Debt
Total state sector net debt measures the aggregated value of borrowings and other loans, less the consolidated value of cash, advances and investments held across the general government, PTE and PFE sectors. Table 7.4 shows the movement of net debt for the total state sector from June 2006 to June 2013.
Table 7.4: Total state sector net debt

	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Gross Debt
Borrowings(a)	29,828	35,749	38,597	45,471	55,661	63,087	68,809	73,342
Advances Received	923	892	864	835	807	777	747	716
Deposits Held	348	237	217	173	131	135	140	145

	31,099	36,878	39,678	46,479	56,599	63,999	69,696	74,203

Financial Assets(b)
Cash and Cash Equivalent Assets	4,319	4,320	4,913	4,372	4,043	4,410	4,732	5,151
Financial Assets at Fair Value	11,020	12,353	12,642	12,634	13,479	14,264	15,037	16,051
Advances paid	242	223	254	287	459	467	452	438

	15,581	16,896	17,809	17,293	17,981	19,141	20,222	21,640

Net Debt	15,518	19,982	21,869	29,186	38,617	44,857	49,473	52,564

% of GSP	4.9	6.0	6.1	7.8	10.4	11.6	12.0	11.9

(a)	Borrowings for the State are measured on a market value basis, while borrowings for individual sectors are measured on an amortized cost basis. Consequently, the value of borrowings for the total State is different to the sum of each sector.

(b)	Includes financial assets which have been allocated to fund insurance claims, but excludes balances held in the General Government Liability Management Fund.

7-6	Budget Statement 2009-10

Net debt as a percentage of gross state product is forecast to rise to 7.8 per cent in June 2009.
From June 2006 to June 2009, net debt is forecast to rise from $15.5 billion to $29.2 billion, a rise of $13.7 billion. The increase in net debt is being used to fund a record capital program. Over the four years to June 2013, State net debt is forecast to increase to $52.6 billion, an increase of $23.4 billion above June 2009 levels reflecting record levels of capital expenditure and the impact of the economic downturn on revenues. Net debt as a proportion of gross state product is forecast to rise from 7.8 per cent in June 2009 to 11.9 per cent in June 2013.
While net debt is forecast to rise in both the general government and PTE sectors, the Government’s fiscal strategy differs for each sector and is based on the use to which funds are applied. General government borrowings are used to fund capital expenditure for core government services, to meet other financial liabilities and to manage changes in revenue and expense over time. PTE borrowings are generally used for capital structure purposes and to finance capital expenditure generating financial returns.
The combination of the general government and PTE sectors is known as the Non-Financial Public Sector (NFPS). Capital expenditure in the NFPS is financed from a number of sources, as shown in Table 7.5.
Table 7.5: Non-financial public sector — funding sources for the capital program

	4 years to June
	2009	2013	Change
	$m	$m	$m

Capital Expenditure	43,030	62,936	19,906
Funded by:
Net Operating Balance (surplus net of depreciation)	25,155	32,087	6,932
Asset Sales	3,445	4,512	1,067
Increase in Net Debt	14,206	24,452	10,246
Accruals/Provisions/Other	224	1,885	1,661

Total Sources of Funding	43,030	62,936	19,906

Table 7.5 shows the extent to which capital expenditure is forecast to increase over the next four years and the extent to which debt will be a major contributor to financing the increase in expenditure.

Budget Statement 2009-10	7-7

As borrowings rise, interest costs will also increase, resulting in a steadily rising proportion of revenue being devoted to debt servicing, as shown in Chart 7.2. Interest expense on gross borrowings is forecast to rise to nearly 6 per cent of total state sector revenue in 2012-13. While the expense is higher than the average of less than 4 per cent in recent years, it remains well below levels of the mid 1990s.
Chart 7.2: Total state sector interest expense on borrowings as a percentage of total revenue

(a)	Interest rate expenses from 2005-06 onwards are based on borrowings measured at market value.

(b)	Interest expense from 2004-05 onwards excludes the cost of unwinding of discounts of provisions for SICORP, Workers Compensation (Dust Diseases) Board, State owned energy corporations and other agencies.

(c)	Estimates from 1994-95 to 1996-97 are based on State financial reports and may not be strictly comparable with estimates for 1997-98 and subsequent years.
As a percentage of gross state product, total state sector net debt is forecast to rise to 11.9 per cent by June 2013. This increase will marginally raise net debt above 1995 levels, but net debt will remain well below the levels of the mid 1980s, when it was over 20 per cent of gross state product.

7-8	Budget Statement 2009-10

Chart 7.3: Total state sector net debt

(a)	Net debt has been adjusted to include reclassified RTA liabilities and to exclude the impact of prepaid superannuation contributions and transactions of the General Government Liability Management Fund.
General Government Net Debt
The general government sector provides core services such as schools, hospitals and policing. Operating expenditure in this sector is financed mainly from State taxation and Australian Government grants.
Table 7.6: General government sector net debt

	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Gross Debt
Borrowings	12,404	13,060	13,488	16,382	22,088	24,954	26,407	27,135
Advances Received	920	892	864	836	807	778	747	717
Deposits Held	75	92	98	56	53	56	61	66

	13,399	14,044	14,450	17,274	22,948	25,788	27,215	27,918

Financial Assets(a)
Cash+Cash Equivalent Assets	2,458	2,438	2,299	2,658	2,672	2,769	2,899	3,042
Financial Assets (Fair Value)	8,621	7,166	6,073	5,697	6,473	6,935	7,517	8,160
Advances paid	837	795	799	832	982	984	973	960

	11,916	10,399	9,171	9,187	10,127	10,688	11,389	12,162

Net Debt(a)(b)	1,483	3,645	5,279	8,087	12,821	15,100	15,826	15,756

% of GSP	0.5	1.1	1.5	2.2	3.4	3.9	3.8	3.6

(a)	Includes financial assets which have been allocated to fund insurance claims, but excludes balances held in the General Government Liability Management Fund.

(b)	Changes in prior year estimates include borrowing adjustments due to revised estimates by the RTA for its Sydney Harbour Tunnel obligations, which have been reclassified from other liabilities to borrowings. This reclassification results in an increase in net debt of between $0.3 billion and $0.4 billion.

Budget Statement 2009-10	7-9

Net debt at June 2009 is forecast to be $8.1 billion, $1.9 billion higher than the $6.2 billion estimated in the 2008-09 Budget. The $1.9 billion increase largely arises from falls in the market value of financial assets as well as weaker than projected operating results in 2007-08 and 2008-09 reflecting the impact of the global financial crisis.
Over the next four years, net debt is forecast to rise by $7.7 billion, from $8.1 billion in June 2009 to $15.8 billion in June 2013. The increase in net debt reflects high levels of capital expenditure over the next four years, as shown in Table 7.7.
As shown in the Table, the operating surplus will be used to partly fund capital expenditure, providing nearly 50 per cent of funds in the four years to June 2013.
Table 7.7: General government sector — funding sources for the capital program

	4 years to June
	2009	2013	Change
	$m	$m	$m

Capital Expenditure	18,204	25,541	7,337
Funded by:
Net Operating Balance (surplus net of depreciation)	11,009	12,362	1,353
Asset Sales	1,903	2,886	983
Increase in Net Debt(a)	5,261	7,669	2,408
Accruals/Provisions/Other	31	2,624	2,593

Total Sources of Funding	18,204	25,541	7,337

(a)	The change in net debt excludes transactions of the General Government Liability Management Fund.
Over the next four years the contribution of the operating result to the funding of capital expenditure will be lower than in recent years, when operating balances funded 60 per cent of capital expenditure. The relative change is due to the significant increase in the capital works program, without a corresponding operating result increase.

7-10	Budget Statement 2009-10

In line with forecast capital expenditure, net debt is forecast to increase to 2.2 per cent of gross state product by June 2009 and then rise to a peak of 3.9 per cent in June 2011, as shown in Chart 7.4. As a percentage of gross state product, this increase will lift the level of net debt to near 2000 levels, although it would remain well below the levels of the mid 1990s.
Chart 7.4: General government net debt

(a)	Net debt has been adjusted to include reclassified RTA liabilities and to exclude the impact of prepaid superannuation contributions and transactions of the General Government Liability Management Fund.
With an increase in gross debt and forecast interest rate increases, interest expenses are expected to rise from $1 billion in 2008-09 to $1.7 billion by 2012-131. As a percentage of general government revenue, interest expense will remain well below levels of the late 1990s, being 2.1 per cent of general government revenue in 2008-09, rising to 2.8 per cent by 2012-13.

[1]	Interest expense excludes the cost of unwinding of discounts on provisions for SICorp, Workers Compensation (Dust Diseases) Board, and other agencies.

Budget Statement 2009-10	7-11

Chart 7.5: General government sector interest expense on borrowings as a percentage of revenue

(a)	Interest expense excludes the cost of unwinding of discounts on provisions for SICorp, Workers Compensation (Dust Diseases) Board, and other agencies.
Public Trading Enterprise Net Debt
The public trading enterprise (PTE) sector provides major economic services such as water, sewerage, electricity, housing and transport. The sector includes both commercial and non-commercial PTE agencies.
Commercial PTEs, primarily electricity, water and ports, receive the majority of their income from operations. Capital expenditure decisions are based on commercial considerations and financed from revenue and borrowings.
Non-commercial PTEs, which include housing and transport agencies, receive Budget funding for operating activities and grants for the majority of their capital expenditure.
Chart 7.6 demonstrates the relative proportion of debt for the commercial and non-commercial PTE sectors. The Chart shows an increase in borrowings for both the commercial and non commercial PTE sectors from June 2009 to June 2013.

7-12	Budget Statement 2009-10

Chart 7.6: Public trading enterprise sector net debt
Total net debt for the PTE sector is forecast to reach $22.1 billion in June 2009, rising to $38.9 billion in June 2013. The increase is funding higher capital expenditure, principally by commercial PTEs, particularly on the electricity network and on water supply.
Table 7.8: Public trading enterprise net debt

	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Gross Debt
Borrowings at Amortised Cost	15,269	19,141	19,271	23,868	28,383	32,947	37,209	41,005
Advances Received	599	573	562	565	559	550	541	530
Deposits Held	98	131	107	104	65	66	66	67

	15,966	19,845	19,940	24,537	29,007	33,563	37,816	41,602

Financial Assets
Cash and Cash Equivalent Assets	1,806	1,675	2,063	1,447	1,118	1,405	1,605	1,891
Financial Assets at Fair Value	535	1,333	919	937	792	867	750	789
Advances paid	—	—	18	21	37	33	20	8

	2,341	3,008	3,000	2,405	1,947	2,305	2,375	2,688

Net Debt	13,625	16,837	16,940	22,132	27,060	31,258	35,441	38,914

% of GSP	4.3	5.0	4.7	5.9	7.3	8.1	8.6	8.8

Budget Statement 2009-10	7-13

Table 7.9 shows the majority of PTE capital expenditure continues to be funded by agency operating surpluses. As a source of funding, net debt is forecast to rise to an average 45 per cent over the four years to June 2013.
Table 7.9: Public trading enterprise — funding sources for the capital program

	4 years to June
	2009	2013	Change
	$m	$m	$m

Capital Expenditure	24,850	37,427	12,577
Funded by:
Net Operating Balance (surplus net of depreciation) (a)	14,145	19,723	5,578
Asset Sales	1,541	1,626	85
Increase in Net Debt	8,945	16,782	7,837
Accruals/Provisions/Other	219	(704)	(923)

Total Sources of Funding	24,850	37,427	12,577

(a)	Net operating balance after accrued dividends.
As a percentage of gross state product, net debt in the PTE sector is forecast to reach 5.9 per cent by June 2009, rising to 8.8 per cent by June 2013.
Chart 7.7: Net debt — Public trading enterprise

(a)	Estimates prior to 1998 include a small amount of PFE net debt.

7-14	Budget Statement 2009-10

7.4 NET WORTH
The combination of financial assets and liabilities and non-financial assets establishes each sector’s net worth. Adding and consolidating the sectors together establishes the net worth of the total state sector, as shown in Table 7.10.
Table 7.10: Total state sector net worth

	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Financial Liabilities
Gross Debt	31,099	36,878	39,678	46,479	56,599	63,999	69,696	74,203
Unfunded Superannuation liabilities	18,249	14,068	17,761	33,821	32,659	29,905	30,402	30,760
Employee Provisions	7,790	7,996	8,362	9,111	9,262	9,258	9,358	9,456
Insurance claims	6,960	6,683	6,826	7,274	7,811	8,463	9,166	9,915
Other liabilities	8,853	9,957	10,391	10,077	9,640	9,953	9,890	9,905

TOTAL LIABILITIES	72,951	75,583	83,018	106,761	115,970	121,577	128,511	134,240

Non-Financial Assets(a)	178,171	187,547	204,619	211,931	224,731	237,396	249,109	258,438
Financial assets
Cash and Cash Equivalent Assets	4,319	4,320	4,913	4,372	4,043	4,410	4,732	5,151
Financial Assets at Fair Value	11,020	12,353	12,642	12,634	13,479	14,264	15,037	16,051
Advances paid	242	223	254	287	459	467	452	438
Receivables	5,203	6,243	6,113	5,790	5,739	5,791	5,925	6,056
Equity	1,506	1,523	1,625	1,068	1,103	1,127	1,142	1,153

	22,290	24,662	25,547	24,151	24,824	26,060	27,289	28,849

TOTAL ASSETS	200,461	212,210	230,166	236,082	249,555	263,456	276,398	287,287

NET WORTH	127,509	136,627	147,148	129,321	133,584	141,879	147,887	153,046

Net Financial Liabilities (b)	50,661	50,920	57,471	82,610	91,146	95,517	101,222	105,391

Net Financial Liabilities as a % of GSP	16.0	15.2	16.0	22.0	24.5	24.7	24.5	23.9

(a)	Excludes RTA land under roads.

(b)	GGLMF assets are excluded from financial asset estimates and included in unfunded superannuation estimates.
Net worth is expected to fall by $17.8 billion from June 2008 to June 2009. The fall is due mainly to an increase in superannuation liabilities as a result of a change in the discount rate used to measure gross superannuation liabilities, revised demographic forecasts and market value losses on investments resulting from the downturn in global equity markets.

Budget Statement 2009-10	7-15

From June 2009 to June 2013, net worth is expected to rise steadily.
The value of non-financial assets is forecast to rise by $46.5 billion, from $211.9 billion in June 2009 to $258.4 billion in June 2013. Over the same period, net financial liabilities are forecast to rise by $22.8 billion, from $82.6 billion in June 2009 to $105.4 billion by June 2013.
Chart 7.8: Total state sector net worth
The ongoing increase in the net worth of the State reflects the part funding of infrastructure investment programs through cash operating surpluses.
7.5 UNFUNDED SUPERANNUATION
General Government Superannuation Liabilities
Approximately three quarters of the New South Wales public sector workforce are members of accumulation based superannuation schemes, primarily First State Super (FSS), where employers contribute the 9 per cent Superannuation Guarantee Charge (SGC).
The rest of the workforce are members of closed defined benefit schemes: the pension based State Superannuation Scheme (SSS) and Police Superannuation Scheme (PSS); and the lump sum based State Authorities Superannuation Scheme (SASS) and State Authorities Non-Contributory Superannuation Scheme (SANCS).

7-16	Budget Statement 2009-10

As shown in Chart 7.9, most active State Super scheme members currently in the workforce will retire over the next twenty years. Pensioner numbers are expected to peak in the next decade and then decline slowly over the following thirty years.
Chart 7.9: State Super scheme membership projection to 2050
Other public sector schemes are dedicated to specific activities, being the Electricity Industry Superannuation Scheme (EISS), the Judges Pension Scheme (JPS) and the Parliamentary Contributory Superannuation Fund (PCSF). Apart from the Judges Pension Scheme, these schemes have also been closed to new members for some time.
Superannuation liabilities are estimates of the value of employee benefit entitlements, based on employee contributions and the accrued value of employer funded entitlements over time. Liability estimates are based on the present value of employee entitlements, using assumptions on benefit payments, salary growth, retirement rates, investment earnings and other variables. The assumptions underlying these estimates are revised on an ongoing basis and are subject to detailed assessment as part of the triennial actuarial review. The last triennial review was completed in 2006 and the current review is due by the end of 2009.
Liabilities are funded by financial assets, provided by scheme employees and employers and invested and managed by the trustees of the respective schemes.
The margin between gross liabilities and the market value of assets represent the unfunded superannuation liabilities of the State.

Budget Statement 2009-10	7-17

Table 7.11 shows the value of liabilities and assets as forecast by Mercer, the State Super actuaries.
Table 7.11: General government sector unfunded superannuation liabilities

	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Liabilities (reporting basis)	44,065	43,847	44,127	54,504	54,079	52,134	52,970	53,555
Less:
Assets	20,936	29,484	26,501	22,837	23,397	23,852	24,214	24,457
Reserve held in General Government Liability Management Fund(a)	5,307	—	—	—	—	—	—	—

Unfunded Superannuation liabilities(b)	17,822	14,363	17,626	31,667	30,682	28,282	28,756	29,098

(a)	The General Government Liability Management Fund paid $7.175 billion to the State Super Fund in June 2007.

(b)	Includes assets and liabilities of employers and employees of STC Pooled Fund schemes, the Parliamentary Contributory Superannuation Scheme and the Judges Pension Scheme.
Since 2005-06, liabilities for statutory accounting reporting have been required to be estimated under the international accounting standard AASB 119 Employee Benefits. Under this standard, a floating discount rate is used to estimate the present value of liabilities based on long-term government bond rates as at 30 June each financial year. Prior to 2005-06, liabilities were estimated under the Australian Accounting Standard 25 Financial Reporting by Superannuation Plans (AAS 25), which used the fund earning rate as the discount rate to value liabilities.
The AAS 25 methodology is generally known as the actuarial funding basis. NSW Treasury believes the actuarial funding approach is more appropriate for funding superannuation liabilities as it provides a better indication of the level of cash employer contributions required over time to meet future entitlements.
As shown in Table 7.12, superannuation liabilities reported under AASB 119 have risen substantially since the 2008-09 Budget. This rise is mainly due to higher gross liabilities reflecting lower AASB 119 discount rates, falls in asset market values and the adoption of preliminary demographic forecasts from the Mercer Triennial review, due to be finalised by December 2009.

7-18	Budget Statement 2009-10

Table 7.12: Changes in general government unfunded liability estimates

	June 2008	June 2009	June 2010	June 2011	June 2012
	$m	$m	$m	$m	$m

Unfunded Superannuation liabilities (AASB 119)
2008-09 Budget	17,126	17,389	19,921	20,016	20,024
2009-10 Budget	17,626	31,667	30,682	28,282	28,756

Change between Budgets	(500)	(14,278)	(10,761)	(8,266)	(8,732)

Actual (-7.2%) versus expected 2007-08 return (-3.8%)	(836)	(899)	(966)	(1,039)	(1,117)
Current (-10.4%) versus previous expected 2008-09 return (+7.9%)	—	(3,833)	(4,122)	(4,431)	(4,765)
Change to 2009 demographic basis	—	(2,015)	(2,168)	(2,327)	(2,491)
Discount rate changes	777	(6,871)	(3,008)	(108)	(107)
Increase in contributions	—	—	47	149	318
Other changes	(441)	(660)	(544)	(510)	(570)

Total change between Budgets	(500)	(14,278)	(10,761)	(8,266)	(8,732)

The reduction in the discount rate used for valuing liabilities under AASB 119 was the major reason for the increase in the level of liabilities in June 2009. The 2008-09 Budget used a liability discount rate of 6.35 per cent for June 2009 and 5.85 per cent for June 2010 and later years. Following falls in Australian Government Bond rates, the estimated discount rate has been reduced to 5.06 per cent for June 2009, and to 5.32 per cent for June 2010 and 5.83 per cent thereafter.
The market value of assets has been reduced following investment losses incurred in 2007-08 and forecast for 2008-09. In the 2007-08 Budget, investment returns were estimated to be negative 3.8 per cent for 2007-08 and positive 7.9 per cent for 2008-09. Actual earnings for 2007-08 were negative 7.2 per cent and returns for 2008-09 are now estimated to be negative 10.4 per cent. Additional investment losses compared to that assumed in the 2008-09 Budget have led to forecast unfunded superannuation liabilities rising by $4.7 billion as at June 2009 and by $5.9 billion by June 2012.
The fall in asset values is due to the impact of the global financial crisis in calendar 2008, which affected the returns of all superannuation funds. Surveys of superannuation fund earnings by Intech Investment Consultants have shown that State Super’s returns were higher than industry averages in 2008 and have been consistently higher than industry average for the preceding five years.
The demographic assumptions underlying the calculation of liabilities have also been revised following preliminary estimates from the 2009 triennial review. Updated demographic forecasts on pensioner mortality, marriage patterns, commutation rates and other variables have increased liability estimates by about $2 billion in 2008-09, rising to about $2.5 billion by 2011-12.

Budget Statement 2009-10	7-19

Changes in asset values and liability estimates over this period have also affected longer term superannuation forecasts. Compared to forecasts in the 2008-09 Budget, liabilities as measured on an actuarial funding basis have increased substantially. But with revised cash funding arrangements, liabilities are still forecast to be fully funded by 2030.

Chart 7.10:	Comparison of State Super pooled fund general government sector unfunded liabilities (actuarial funding basis) and AASB 119 (accounting reporting basis)
Chart 7.10 highlights the difficulties with using the AAS 119 accounting reporting basis as a measure for funding purposes. Using AASB 119 may be appropriate if liabilities were totally unfunded, or funded only by bonds or other interest based investments. Earnings on these types of assets would be limited to interest earnings and relatively high rates of funding would be needed to pay benefits over time.
However, New South Wales superannuation schemes are funded by diversified growth portfolios, where long term investment history shows that the average earnings on assets are significantly higher than interest based portfolios.
Over time, with higher earnings, asset levels will be higher and less cash funding will be needed to pay benefits. Under these circumstances, using AASB 119 as a guide to funding is inappropriate and provides an inaccurate and potentially misleading measure of NSW’s underlying superannuation funding status. With unfunded liabilities forecast to decline over time, care is also needed to ensure that financing arrangements do not effectively overfund the schemes.

7-20	Budget Statement 2009-10

The use of interest based and investment growth based discount rates explains the differences between the AASB 119 and the actuarial funding basis measures shown in Table 7.13. Forecasts under the actuarial funding basis show a large increase in liabilities for 2008-09 and a steady increase to June 2013. AASB 119 estimates show a much higher level of liability, and volatility due to discount rates changing from year to year.

Table 7.13:	General government unfunded superannuation liability estimates under accounting reporting and actuarial funding basis

	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m

Budget Forecast ($Mil)
Unfunded Superannuation liabilities ASB 119 Basis	14,363	17,626	31,667	30,682	28,282	28,756	29,098
Actual/Forecast discount rate %(a)	6.40	6.55	5.06	5.32	5.83	5.83	5.83

Alternative Approaches ($Mil)
Unfunded Superannuation liabilities ASB 119 Basis	14,363	17,626	26,996	27,688	28,282	28,756	29,098
Constant Discount Rate %	6.40	6.55	5.83	5.83	5.83	5.83	5.83

Difference to Budget forecast	0	0	4,671	2,994	0	0	0

Unfunded Superannuation liabilities Actuarial Funding Basis	8,351	12,239	16,737	17,500	18,206	18,845	19,405
Discount rate % (post tax)(b)	8.30	8.30	8.30	8.30	8.30	8.30	8.30

Difference to Budget forecast	6,012	5,387	14,930	13,182	10,075	9,912	9,693

(a)	Mercer discount rate estimates are based on Treasury’s current estimate of 10 year Australian Government Bond rates at financial year end, converted to annual effective rates by Mercer to recognise that super liabilities have a longer term than 10 years.

(b)	Based on post tax earnings forecast by Mercer.
As shown in Chart 7.10, AASB 119 also reports a significant unfunded liability in 2030. In other words, AASB 119 would effectively be reporting an unfunded liability at a time when superannuation liabilities, for all practical purposes, are forecast to be fully funded.
General Government Sector Superannuation Funding Plan
The objective of the Government’s funding plan is for sufficient, but not excessive, employer contributions to be made to the defined benefit schemes to ensure full funding by 2030, as required by the Fiscal Responsibility Act 2005.

Budget Statement 2009-10	7-21

This funding approach ensures that liabilities are met without unnecessarily diverting financial resources away from core government services such as health, education and transport.
Providing funding for superannuation also helps reduce the potential longer term cost of superannuation to taxpayers. As shown in Table 7.14, if Governments had always adopted a pay-as-you-go approach to funding, current employer contributions would need to equal benefits paid.
Table 7.14: Total state sector contributions and benefits

	June 2009	June 2009	June 2010	June 2011	June 2012	June 2013	4 year to
	Budget	Revised	Budget	Forward estimates			2013 Total
	$m	$m	$m	$m	$m	$m	$m

Total Benefit Payments	3,176	2,753	3,122	3,361	3,586	3,841	13,910
Employer Contributions	1,138	1,142	1,283	1,366	1,456	1,553	5,658

Cash Saving	2,038	1,610	1,839	1,995	2,130	2,287	8,252

With cash funding and investment earnings over time, contributions to NSW’s defined benefit schemes over the Budget period are now forecast to be between $1.8 and $2.3 billion per annum below the level of benefits paid to members.
The funding plan for the general government sector uses forecasts based on the actuarial funding approach. Cash employee and employer contributions and investment earnings are used to forecast asset values and to target a net liability outcome.
Cash contributions to superannuation are based on a pre-tax investment earnings forecast of 7.9 per cent per annum, based on advice from Mercer Investment Consulting.
The 7.9 per cent forecast is consistent with State Super’s long term returns and reflects investments in a diversified portfolio of asset classes, including equities and property as well as bonds and other interest based investments. The funding plan also makes allowance for certain tax benefits, including the benefit of tax free earnings on assets that finance pension liabilities and the receipt of franking credits on Australian shares.

7-22	Budget Statement 2009-10

Using these investment forecasts, and with the help of the State Super fund actuary Mercer, cash employer contributions are reviewed each year and then reset at a rate based on full funding of net liabilities by 2030. For this budget the growth rate for employer contributions in general government sector has been increased from 3.5 per cent per annum to 7.7 per cent per annum, to apply from 2009-10 onwards. This funding arrangement has been set on an interim basis until the situation in global financial markets becomes more stable. Funding schedules will also be reviewed following the finalisation of the Mercer Triennial review, due in December 2009.
In comparison with NSW, an earning rate assumption of up to 8 per cent is used for some Victorian schemes. The Australian Government has adopted a constant 6 per cent discount rate reflecting the fact that its schemes have no employer assets.
Over the short term, the 7.9 per cent earnings rate assumption used to determine cash contributions may be potentially conservative. Historically, returns following major market declines in the past have generally been above longer term trends.
As Chart 7.11 shows, State Super’s returns have been relatively high in the four years following recessions or major market declines.

Chart 7.11:	State Super — annual returns and average four year investment return after recessions or major market declines

(a)	State Super had a low proportion of share market investments in the 1982 recession.

Budget Statement 2009-10	7-23

This increase reflects more general historical trends in financial markets, which have generally shown returns averaging three per cent above the long term trend in the years following a recession or a major market decline.
If earnings rates are again three per cent per annum above average over the next four years, superannuation fund earnings and asset values would be significantly higher. For the general government sector, a three per cent gain in annual average earnings over the next four years would raise asset values by around $3.2 billion on an actuarial funding basis, reducing unfunded liabilities in June 2013 from $19.4 billion to $16.2 billion.
7.6 INSURANCE
Self Insurance
Insurance estimates in the general government sector reflect a number of self insurance schemes, closed insurance schemes and other specific insurance based arrangements, including the Treasury Managed Fund (TMF), the Workers Compensation (Dust Diseases) Board, HIH, various WorkCover administered schemes such as the Emergency and Rescue Workers Compensation and Bush Fire Fighters Compensation Funds, as well as other arrangements. Self insurance liabilities arise primarily from the TMF and WorkCover administered schemes.
Insurance liabilities for the general government sector are shown in Table 7.15.
The largest self insurance scheme is the TMF, which is owned and underwritten by the Government. It covers workers compensation, public liability and other insurance liabilities for all general government sector Budget dependent agencies. Other public sector agencies may apply to join the TMF on a voluntary basis.
The TMF’s overall purpose is to assist member agencies in reducing risk exposures and thereby maximise resources available to support their core business activities. The TMF provides incentive “hindsight adjustments” to member agency premiums to encourage best management practices.

7-24	Budget Statement 2009-10

Table 7.15: General government insurance estimates

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Outstanding Claim Liabilities
Treasury Managed Fund	3,837	4,008	4,255	4,595	4,956	5,339
Dust Diseases	1,648	1,660	1,670	1,677	1,679	1,679
WorkCover Authority(a)	102	104	98	96	95	95
Managed closed schemes(b)	270	442	434	428	421	415
HIH	124	99	76	57	43	32
Crown Finance Entity(c)	160	—	—	—	—	—
Police & Fire Death and Disability Schemes	138	138	138	138	138	138
Other (self funded schemes)(d)	3	3	3	3	3	3

	6,283	6,454	6,674	6,994	7,335	7,700

Assets(e)
Treasury Managed Fund(f)	4,265	4,142	4,942	5,426	5,954	6,532
Dust Diseases	1,648	1,660	1,670	1,677	1,679	1,679
WorkCover Authority	174	167	166	160	159	158
Managed closed schemes	205	403	439	437	437	438
Crown Finance Entity	161	—	—	—	—	—
Police & Fire Death and Disability Schemes	26	26	26	26	26	26
Other (self funded schemes)	3	3	3	3	3	3

	6,482	6,401	7,247	7,730	8,258	8,836

Assets as proportion of claim liabilities (%)	103	99	109	111	113	115

(a)	Does not include liabilities under the workers compensation scheme for private sector employees.

(b)	Closed schemes include the Transport Accident Compensation Fund, Government Workers Compensation Account, and the Pre Managed Fund Reserve. From 1 July 2008, closed schemes also include the remaining workers compensation liabilities of the old State Rail Authority and Rail Infrastructure Corporation assumed by the Crown.

(c)	The workers compensation insurance liabilities of the State Rail Authority assumed by the Crown Finance Entity. The liabilities were transferred to the NSW Self Insurance Corporation, included in Managed Closed Schemes, from 1 July 2008.

(d)	The Maritime Authority of NSW has a closed fund of the workers compensation liabilities of the former Maritime Services Board incurred between 1989 and 1995.

(e)	Gross amount of insurance assets are included in financial assets for net debt reporting purposes in accordance with Australian Bureau of Statistics standards.

(f)	TMF financial assets include investments and recoveries receivables.

Budget Statement 2009-10	7-25

TMF workers compensation claims management is distributed between three claims managers, Employers Mutual Limited, Allianz Insurance Limited and GIO General Limited. GIO provides all other general insurance claims management. There are also separate long-term contracts for risk management (Suncorp), reinsurance (Benfield) and actuarial services (PricewaterhouseCoopers and Taylor Fry). This claims management model allows for more active in-house management and effectively reduces the systemic risk associated with a single provider. The model provides a more competitive environment, contributing to lower overall costs of insurance to the Government.
Chart 7.12: TMF outstanding claims liabilities

Workers Compensation	Public Liability

Chart 7.12 shows a general trend of stability in outstanding claims liabilities in recent years for both workers compensation and public liability of the TMF. The increase in forecast liabilities in these areas for the current year and 2009-10 reflect actuarial expectation of a return to normal long term insurance industry growth levels. Increases in liabilities are offset by a forecast of positive investment returns on financial assets held to fund these liabilities.
Liabilities under the Dust Diseases Scheme are expected to grow moderately over the forward estimates period. These liabilities are fully offset by an asset receivable which recognises the Dust Diseases Board’s legislative power to adjust employer premiums in order to fund future claims. Other insurance liabilities are expected to remain stable or fall, reflecting the closed nature of these schemes.
The TMF target premium for 2009-10 of $881.5 million has increased by 3.9 per cent from 2008-09 levels for member agencies. The increase is mainly driven by price inflation and wage indexation applied on premium calculation. During the last twelve months Rail Infrastructure Corporation and Taronga Zoo became new TMF members and Sydney Water extended its insurance cover.

7-26	Budget Statement 2009-10

Chart 7.13: Total TMF premiums by line of business
Net Assets Holding Level Policy
In March 2006, Treasury established the Net Assets Holding Level Policy (previously referred to as the Insurance Reserve Policy) that dictates an appropriate level of surplus assets held for the TMF. This policy sets the TMF’s surplus assets at 10 per cent above outstanding claims liabilities, plus the amount of reinsurance retention that the Fund would incur for a single loss. The net assets position is reviewed each 31 December. Excess reserves are paid to the Consolidated Fund via the Crown Finance Entity while deficits will require contributions from the Crown Finance Entity.
Consistent with the superannuation funding plan, the Net Assets Holding Level Policy uses a forecast TMF investment earning rate to estimate future liabilities as well as forecast assets. For the year ended 31 December 2008, the TMF made an investment return of negative 10.6 per cent. Consequently, additional funding of $390 million is required from the Crown Finance Entity in 2009-10.
This is the first funding shortfall requiring additional Crown funding experienced by SICorp. Since the implementation of the Policy, SICorp has made three separate surplus payments to the Crown totalling $2.2 billion.

Budget Statement 2009-10	7-27

7.7 FINANCIAL ASSET MANAGEMENT
The Role of Assets in Financial Management
The State accumulates financial assets to manage cash flow requirements and to meet superannuation, insurance and other liabilities as they fall due.
Table 7.16: State gross financial assets

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Cash and Cash Equivalent Assets	4,913	4,372	4,043	4,410	4,732	5,151
Financial Assets at Fair Value	12,642	12,634	13,479	14,264	15,037	16,051
Advances paid	254	287	459	467	452	438
Tax assets	5	30	28	7	7	10
Receivables	6,108	5,760	5,711	5,784	5,917	6,046
Equity	1,625	1,068	1,103	1,127	1,142	1,153

Financial Assets (excluding superannuation)	25,547	24,151	24,824	26,060	27,289	28,849

Gross superannuation liabilities	50,791	62,588	62,197	60,085	61,107	61,837
Superannuation assets	33,030	28,767	29,538	30,180	30,705	31,077

Unfunded superannuation liabilities	17,761	33,821	32,659	29,905	30,402	30,760

Financial Assets (including superannuation)	58,577	52,918	54,361	56,240	57,994	59,926

The State’s cash and cash equivalent holdings are largely held in the general government sector. Agencies in the general government budget sector are participants in the Treasury Banking System (TBS), a cash forecasting and management system that has been in place since 1993. The TBS is used to efficiently manage cash resources and includes a set-off arrangement, which allows all TBS bank accounts to be treated as one account for the purpose of calculating and making interest payments.
Financial assets are largely invested to meet specific liabilities. There are two major types of asset portfolios, based on investments to meet superannuation liabilities, and investments to meet insurance obligations. The asset portfolios are designed to optimise returns within appropriate risk parameters in order to reduce the level of funding needed to meet liabilities over time.
Most superannuation investments are held by State Super, with the balance mainly held by the Electricity Industry Superannuation Scheme (EISS). Other investments are largely managed by TCorp on behalf of client agencies, such as SICorp with its TMF investment portfolio.

7-28	Budget Statement 2009-10

As shown in Table 7.17, State Super and TMF investments in 2007-08 and 2008-09 have been adversely affected by falling asset markets from to the global financial crisis.
Table 7.17: Forecast average investment returns

	State Super	TMF
Financial year to 30 June 2009%		%

One Year (estimate)	-10.4	-4.7
Average 2 Years	-8.9	-6.1
Average 3 Years	-1.5	-1.2
Average 5 Years	4.6	3.2

Although negative, earnings from State Super during the global financial crisis and in previous years have generally been higher than industry averages. A survey of superannuation fund earnings by Intech Investment Consultants for the calendar year ended 31 December 2008 advised a medium return of negative 21.8 per cent for growth based funds. State Super’s loss was 18.8 per cent.
The 3 per cent variance to the median loss for the year placed State Super sixteenth out of Intech’s survey group of 55. Over the five year period to December 2008, State Super’s average return was 5.9 per cent per annum, well above the median return of 5 per cent. This result placed State Super tenth in Intech’s survey group of 52.
Forecast earnings over the next four years are shown in Table 7.18. The forecasts assume earnings will revert to long-term trend levels of 7.9 per cent for State Super.
Table 7.18: General government forecast investment income for State Super and the TMF

	June 2007	June 2008	June 2009		June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Budget	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m

Superannuation
AASB 119 Investment Income	1,690	2,210	2,095	2,028	1,772	1,803	1,826	1,841
Actual Investment income	4,184	(1,925)	n.a.	(2,691)	n.a.	n.a.	n.a.	n.a.

Insurance
TMF	539	(344)	339	(114)	433	475	521	572

Budget Statement 2009-10	7-29

Earnings for the TMF have recently been revised following a review of the current portfolio. The revised forecast reflects a repositioning of the TMF’s investment portfolio towards a higher proportion of growth based assets.
In accordance with AASB 119, State Super investment income, based on a constant pre-tax investment return rate (currently 7.9 per cent), is offset against superannuation expenses in the budget estimates. The difference between the AASB 119 and actual investment income is recorded as an actuarial gain or loss which, in accordance with AASB 1049 reporting standards, is not incorporated in the budget result. As a result, variations in budgeted investment returns on superannuation assets only influence the budget results through a variation in asset opening balances during the forward estimates period.
7.8 FINANCIAL LIABILITY AND RISK MANAGEMENT
The major financial liabilities of the State are made up of gross debt, superannuation, insurance, leave and other employee provisions, and other types of liabilities.
Table 7.19: State gross financial liabilities

	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m

Gross debt	39,678	46,479	56,599	63,999	69,696	74,203
Gross superannuation liabilities	50,791	62,588	62,197	60,085	61,107	61,837
Insurance claims	6,826	7,274	7,811	8,463	9,166	9,915
Recreation Leave	2,154	2,274	2,334	2,355	2,377	2,401
Long service leave	5,743	6,430	6,501	6,454	6,516	6,569
Other Employee Provisions	465	407	427	449	465	486
Tax Equivalents Payable and Provisions	—	—	—	—	—	—
Other Payables Provisions and Liabilities	10,391	10,077	9,640	9,953	9,890	9,905

Liabilities	116,048	135,528	145,508	151,757	159,216	165,317

Debt Management
Gross debt is mostly made up of borrowings for the general government and PTE sectors and includes interest bearing loans and finance leases. Borrowings are generally managed under arrangements with TCorp. Gross debt for the general government sector is used to finance and manage cash flow. Most of this debt is held by the Crown Finance Entity and is used to finance agency capital appropriations.

7-30	Budget Statement 2009-10

Management of Crown debt has two long-term objectives: to minimise the market value of debt within specified risk constraints, and to minimise the cost of debt.
The management of Crown debt is governed by a Memorandum of Understanding (MOU) between NSW Treasury and TCorp. The MOU includes a requirement to adhere to finance expense budget allocations, which are agreed at the beginning of each financial year. TCorp, as debt manager, operates to agreed benchmarks on debt duration and has an active management mandate to add value relative to a benchmark portfolio. The General Government Debt Management Committee, consisting of representatives of TCorp, Treasury and the RTA, meets quarterly to monitor debt strategy and to review financial market developments.
As part of the debt management process, TCorp has started to issue longer term bonds and inflation indexed bonds. These bonds are being issued following a review of debt duration benchmarks and debt management processes. Use of these bonds will help reduce debt cost volatility and lock in the benefits of currently lower interest rates.
Superannuation Management
Defined benefit superannuation schemes are generally managed under trustee arrangements. The SAS Trustee Corporation (State Super) and the Electricity Industry Superannuation Scheme (EISS) are responsible for the administration and investment functions for most of NSW’s superannuation liabilities.
State Super and EISS employers in the PTE sector have generally maintained a full funding policy. Until 2008-09, a history of full funding combined with several years of high earnings led to reductions of and suspensions in agency funding contributions. Following the recent falls in the market value of assets and forecast increases in liabilities, EISS funding arrangements have been amended while funding arrangements for PTE sector State Super employers are being reviewed.
Mercer undertakes an annual review of liabilities using data maintained by Pillar Administration (the contracted scheme administrator) for State Super. Mercer is also conducting the Triennial Review for State Super, due to be completed by December 2009.
Insurance Management
The management of insurance is based on a number of dedicated schemes, mostly overseen by SICorp. Liabilities are met by assets, financed by past investment, ongoing earnings and insurance premiums.

Budget Statement 2009-10	7-31

SICorp’s main functions are:
•	the administration of the Treasury Managed Fund (TMF), which provides cover for all insurance exposures faced by general government sector budget dependent agencies in New South Wales (other than compulsory third party insurance). TMF membership is also available to all other public sector agencies on a voluntary basis;

•	the management of liabilities from a number of closed schemes. The closed schemes are the Governmental Workers Compensation Account, the Transport Accident Compensation Fund, the Pre-managed Fund Reserve and the Rail Infrastructure Corporation;

•	the collection and analysis of data provided by TMF claims managers; system management of the TMF data warehouse; provision of reporting functions to member agencies; and monitoring of claims providers and the provision of financial statements and budget estimates.
SICorp operates as a branch of NSW Treasury. A skills based advisory board has been established to complement and strengthen Treasury’s management of the administration of SICorp by providing industry expertise and ensuring challenging performance goals are set and achieved. The main objective of the board is to provide strategic, operations, and technical advice and guidance to the administration and management of the State’s self insurance scheme.
The views of agency members of the TMF are presented to the board through the TMF Agency Council. The Council is representative of the broad spectrum of agencies in the TMF and includes representatives from seven agencies as well as representatives of the Public Sector Risk Management Association and NSW Treasury. Members are generally from the finance area or occupational health and safety area of their agencies.
As part of the risk management arrangement, the TMF purchases a comprehensive reinsurance program to protect its exposure to catastrophic events. In addition, the TMF, in consultation with risk manager provider Suncorp Risk Services, is able to utilise the TMF data warehouse to identify areas of risk and design risk management strategies that target risk areas.

7-32	Budget Statement 2009-10

Other Liabilities
Other liabilities for the public sector include employee leave entitlements, as well as other entitlements, payables and provisions.
The current value of accrued annual and long service leave entitlements for employees is estimated to reach $8.7 billion by June 2009, and is forecast to rise to $9 billion by June 2013. This estimate is based on AASB 119, which calculates the expected timing of benefits and then discounts them by using a floating bond discount rate. As with superannuation, variations in the liability discount rate have increased liability estimates for June 2009 and June 2010.
Most of the State’s recreation and long service leave liabilities are in the general government sector. The Crown Finance Entity is generally responsible for paying the long service liabilities of this sector. PTE agencies are responsible for meeting their own leave liabilities.
The balance of the State’s liabilities are dedicated to specific payments and provisions held by agencies in the general government and PTE sector. On a total state sector basis, the value of these liabilities is forecast to reach $10.5 billion by June 2009, and generally remain at this level in the years to June 2013.
Public Authorities (Financial Arrangements) Act 1987
The Public Authorities (Financial Arrangements) Act 1987 (the Act) governs borrowing, investment and other financial arrangements for the New South Wales public sector. The Act does this by regulating government agencies’ powers to borrow, use derivatives, invest, use funds managers, provide guarantees and enter into joint ventures or joint financing arrangements.
Treasury and its risk management advisor, Deloitte, review the risk management policies and procedures of selected agencies that have been given powers under the Act. These reviews consider the powers authorities have and make an assessment of levels of financial risk. High risk agencies are reviewed annually and medium risk agencies every two years, whilst for low risk agencies reliance is placed on annual audits by the Audit Office.
The Act has been updated on an incremental basis since 1987 to reflect particular changes in financial risk management. Further amendments to update, simplify and strengthen the regulatory framework are currently being prepared. The objective of these amendments is to provide a more flexible legislative framework to govern the granting and management of financial approvals.

Budget Statement 2009-10	7-33

CHAPTER 8: PUBLIC TRADING ENTERPRISES

•	The PTE sector is currently in a period of record capital investment with a peak of $10.3 billion in 2009-10 and $37.4 billion expected to be spent over the budget and forward estimates period.

•	The commercial PTE sector capital program is $5.6 billion in 2009-10 and remains at around this level over the forward estimates period.

•	The non-commercial PTE sector capital program increases significantly in 2009-10 and 2010-11, reflecting the Australian Government’s $2 billion spending on social housing and the ramping up of expenditure on the Sydney Metro project.

•	The commercial PTE sector is forecast to experience strong earnings growth over the budget and forward estimates period, largely due to regulator determined capital works increases in the water and electricity distribution and transmission sectors.

•	Reflecting this increased capital investment, contributions to the budget from commercial PTEs in the form of dividends and tax equivalent payments are estimated to increase from $1.5 billion in 2008-09 to $2.5 billion in 2012-13.

•	To fund this record capital expenditure, net debt in the PTE sector is forecast to grow from $22.1 billion in June 2009 to $38.9 billion in June 2013.

•	The gearing level of commercial PTEs will increase to 58 per cent by June 2013. This remains well within commercially prudent levels.
8.1 INTRODUCTION
The public trading enterprise (PTE) sector comprises a range of government businesses providing major economic services. This includes State owned corporations which are governed by the State Owned Corporations Act 1989.
Commercial PTEs receive the majority of their income from user charges. They are able to finance their operations and capital expenditure from own source revenue and borrowings. The commercial PTE sector covers government businesses in a range of sectors including electricity, water, ports and property. Non-commercial PTEs receive budget funding to meet social policy objectives agreed with the government where revenue is insufficient to meet operating expenses or capital expenditure. The non-commercial PTE sector includes government businesses in social housing and transport (excluding ports).

Budget Statement 2009-10	8-1

The Government represents the people of New South Wales as shareholder of commercial PTE businesses and expects an appropriate return on its investment. This return is then used to fund core government services. The book value of the Government’s equity investment in the commercial PTE sector is forecast at $23.9 billion in June 2009 and is forecast to grow to $25.5 million by June 2013.
8.2 RECENT DEVELOPMENTS
The major developments affecting the PTE sector since the 2008-09 Budget include:
•	the global financial crisis and associated impacts on business profitability and cost of debt financing

•	the Australian Government’s Nation Building — Economic Stimulus Plan

•	the 2008-09 Mini-Budget decisions on a number of business asset transactions and

•	finalisation of the Energy Reform Strategy
In accordance with normal budget practice, the 2009-10 Budget and forward estimates do not include the impact of the business asset transactions including the transactions under the Energy Reform Strategy.
The impact of the downturn in the world economy on business performance has varied from business to business. The largest components of the commercial PTE sector are the regulated infrastructure providers in the water and electricity sectors. These businesses have not experienced significant impacts from the global financial crisis. However, other businesses in more cyclical industries have been impacted such as the port corporations and Forests NSW.
The downturn in the world economy is discussed in more detail in Chapter 2.
Business Asset Transactions
In November 2008, the Government announced the investigation of the potential sale of NSW Lotteries, Superannuation Administration Corporation (trading as Pillar) and WSN Environmental Solutions. These businesses operate in increasingly competitive markets and continued provision of their services is no longer a core role for government.

8-2	Budget Statement 2009-10

There is in place a rigorous transaction strategy review process assisted by independent expert advisers. These reviews are considering all financial, accounting, tax and legal issues of the individual businesses. The Government will also ensure any transfer to the private sector provides value for money for NSW taxpayers.
For any sales transaction, the Government is committed to employment safeguards and the fair and equitable treatment of all employees.
NSW Lotteries
In April 2009, the Government announced its decision to offer to the market a long term exclusive license for the distribution of NSW Lotteries products. The decision does not affect the collection of duty from the sale of products. The offer terms are yet to be finalised but the Government intends to:
•	retain full ownership or rights to the key brands and intellectual property utilised by NSW Lotteries and

•	issue an exclusive, long term licence of approximately 30 years or more, providing for the distribution of key lottery products in New South Wales (excluding KENO) and use of the key brands and intellectual property.
Lottery products are sold through a network of agents, primarily newsagents. The sale of lottery products is an important part of newsagents’ business, and the fair and equitable treatment of these stakeholders will continue to be a primary consideration.
The Government will continue to collect duties on the sale of lottery products of approximately $300 million per annum.
The Government introduced legislation into Parliament in June 2009 to facilitate the sale of NSW Lotteries. The transaction is expected to be finalised by the end of 2009.
Superannuation Administration Corporation (Pillar)
The investigation into Pillar revealed that the value of the transaction would be enhanced through a number of key strategic initiatives including efficiency improvements and growth opportunities. The transaction will remain under consideration by the NSW Government while management is implementing these business improvements.

Budget Statement 2009-10	8-3

WSN Environmental Solutions
The investigation into the sale of WSN Environmental Solutions is ongoing. The appointed advisers are conducting a thorough review and assessment of the proposed transaction. The outcome of the review will be considered by the Government.
Energy Reform Strategy
The Premier announced a new reform package on 1 November 2008, which aims to enable private investment in new baseload generation capacity in New South Wales. The measures will see the Government withdrawing from electricity retailing along with transferring to the private sector power station development sites and the right to trade the output of publicly owned generators.
Under the Energy Reform Strategy, the private sector will assume the task and the associated risk and reward of trading wholesale electricity for the generators.
The NSW Government will continue to own and operate its power stations as well as the transmission and distribution lines, which represent the vast majority of electricity assets in New South Wales.
Taxpayers will exchange the risk and volatility of earnings from wholesale electricity trading for secure, predictable payments by the private sector (in return for the right to buy and sell wholesale electricity). The NSW Government will recover revenue for the trading rights, which is sufficient to cover the costs of electricity production and delivery over the term of the trading rights contract and may include an upfront component. In addition, taxpayers would receive an upfront payment for the retailers and development sites.
The strategy recognises that competition is the most effective means of ensuring adequate investment in power generation while continuing to deliver competitively priced electricity. The NSW Government has committed to extending price regulation up to 2013.
Further details on the Strategy can be obtained from The NSW Energy Reform Strategy — Defining an Industry Framework at www.nsw.gov.au/energy.
The Government intends to complete the transactions by the end of 2009, subject to financial market conditions.

8-4	Budget Statement 2009-10

Nation Building — Economic Stimulus Plan
The Australian Government’s Nation Building — Economic Stimulus Plan will deliver up to 6,500 new social housing properties over the next three years. Housing NSW expects to spend around $2 billion of Australian Government funding to 2012-13 on new social housing to support one of the largest expansions of social housing in New South Wales in over 20 years.
8.3 OPERATING PERFORMANCE
The financial performance of PTEs is assessed on the basis of the net operating surplus before interest, tax, depreciation and amortisation (EBITDA) and capital grants revenue (referred to as the adjusted net operating surplus). Analysis of performance in the private sector commonly uses EBITDA to enable comparisons of a business’s cash profits independent of its capital structure.1 In analysing the performance of the PTE sector it is also appropriate to exclude budget funded capital grants revenue, which is largely provided to fund capital programs in non-commercial sectors such as housing and transport. Adjustments for capital grants revenue were not incorporated in the adjusted net operating surplus measure used in previous years budget Papers. Chart 8.1 shows the adjusted net operating surplus for the PTE sector over the period 2003-04 to 2012-13.
Chart 8.1: Adjusted net operating surplus

[1]	EBITDA provides an effective measure to compare the performance of businesses within and across industries, in cases where businesses have a large amount of fixed and intangible assets and a significant amount of debt financing.

Budget Statement 2009-10	8-5

The adjusted net operating surplus in the PTE sector is projected to be $4.8 billion in 2008-09 and is expected to grow strongly at an average of 13 per cent per annum over the budget and forward years, reaching $7.7 billion by 2012-13. This growth is largely driven by strong earnings performance in the commercial PTE sector following the significant expansion of the sector’s asset base.
Commercial PTE Sector Performance
The commercial PTE sector is forecast to experience strong and consistent earnings growth, moving from a projected adjusted net operating surplus of $4.5 billion in 2008-09 to $7.2 billion in 2012-13. A significant proportion of this growth will come from the regulated energy businesses and water sector and is driven by regulator determined returns on a large and growing asset base.
Further details on these sectors are provided later in this chapter.
Strong commercial PTE sector earnings growth is reflected in:
•	return on total assets[2] improving from 5.1 per cent in 2008-09 to 6.8 per cent in 2012-13 and

•	dividend and tax equivalent payments increasing from $1.5 billion in 2008-09 to $2.5 billion in 2012-13.
Non-commercial PTE Sector Performance
The adjusted net operating surplus for the non-commercial sector is expected to increase from $264 million in 2008-09 to $452 million in 2012-13. Overall, the sector is characterised by balanced operating budgets with operating expenses being broadly offset by a combination of user charges (such as transport fares and social housing rents) and recurrent budget funding.
Further details on the transport and housing sectors are provided later in this chapter.
8.4 CAPITAL EXPENDITURE
Current and projected levels of PTE spending over the next four years are at historically high levels and are consistent with State Plan targets and the State Infrastructure Strategy.

[2]	Return on assets is defined as the net operating surplus before interest and taxes (EBIT) divided by total assets.

8-6	Budget Statement 2009-10

Between 2009-10 and 2012-13, PTE capital expenditure is expected to total $37.4 billion, compared to $24.8 billion over the previous four year period (2005-06 to 2008-09). The forward PTE capital program represents around 60 per cent of total State capital expenditure over the next four years.
Chart 8.2 shows PTE capital expenditure from 2003-04 through to the forward estimates period.
Chart 8.2: PTE sector capital expenditure
Capital expenditure in the PTE sector is driven by several major factors, including:
•	growth — works to cater for a growing population and to ensure current service levels are maintained

•	regulatory standards — works to improve asset performance and ensure compliance with mandatory regulatory standards. For example, works designed to meet environmental outcomes are a major part of the water sector’s capital program, and works to ensure service levels standards, such as continuity of supply, are central to the electricity sector’s program

•	business decisions — works to help a PTE run their business more effectively (which can include such things as expenditure on Information Technology and Communications and fleet sales) and

•	government programs — works designed to meet government objectives and improve social services. For example, the Australian Government’s Nation Building — Economic Stimulus Plan and the NSW Government’s Sydney Metro project.

Budget Statement 2009-10	8-7

Total PTE capital expenditure is forecast to grow by 23 per cent in 2009-10 to $10.3 billion, up from $8.4 billion in 2008-09. Expenditure peaks in 2009-10 and is driven by several key projects in both the commercial and non-commercial sectors (Sydney desalination plant, Port Botany expansion and the Australian Government’s Nation Building — Economic Stimulus Plan).
Table 8.1 provides details of PTE capital expenditure by sector for 2008-09, the budget year and the forward estimates period.
Table 8.1: PTE capital expenditure by sector

						Total
	2008-09	2009-10	2010-11	2011-12	2012-13	2009-10 to
	Revised	Budget	Forward estimates			2012-13
Sector(a)	$m	$m	$m	$m	$m	$m

Commercial PTEs
Electricity	3,768	3,488	3,957	4,130	4,114	15,689
Water	1,987	1,483	1,463	1,263	1,189	5,398
Ports	317	451	300	80	22	853
Property	165	109	65	45	43	261
Other	89	62	69	84	85	300

Total Commercial PTEs	6,326	5,592	5,854	5,602	5,452	22,501

Non Commercial PTEs
Transport	1,534	2,753	2,853	2,778	2,338	10,722
Social Housing	550	1,988	1,116	598	502	4,203

Total Non-Commercial PTEs	2,084	4,741	3,968	3,376	2,840	14,925

Total	8,411	10,333	9,823	8,978	8,293	37,426

(a)	PTEs have been classified according to their predominant activity. This differs from Budget Paper No 4 where capital expenditures by PTEs are classified according to policy areas, based on the Australian Bureau of Statistics categories. For example, Sydney Water Corporation’s sewerage related capital expenditure is classified under Environment Protection in Budget Paper No. 4, rather than Water expenditure. Further detail on PTE capital expenditure is outlined in Budget Paper No. 4 Infrastructure Statement.
Commercial PTE Sector Capital Expenditure
Commercial PTE capital expenditure is expected to reduce by 11.6 per cent in 2009-10 to $5.6 billion. This is largely driven by completion of the Sydney desalination plant at the end of 2009.
Capital expenditure remains steady at an average of $5.6 billion for the remainder of the forward estimates period. Detail on sector level capital expenditure is provided later in this chapter.

8-8	Budget Statement 2009-10

Non-commercial PTE Capital Expenditure
Capital expenditure in the non-commercial PTE sector is forecast to more than double to $4.7 billion in 2009-10 from $2.1 billion the previous year, before falling back to more sustainable levels in 2012-13 at $2.8 billion.
This significant increase in capital expenditure is being driven by the Australian Government’s Nation Building — Economic Stimulus funding for increased social housing expenditure and increased transport expenditure. Further details on sectors are provided later in this chapter.
Financing of Capital Expenditure
Commercial PTEs fund their capital program from a combination of debt and internally generated cash. Non-commercial PTEs rely on a combination of debt and capital grants from the State budget to finance their capital programs and thus tend to carry less debt.
Net debt in the PTE sector is forecast to increase by $16.8 billion from $22.1 billion in June 2009 to $38.9 billion in June 2013. Borrowings by commercial PTEs account for $13.1 billion of the increase with the balance of $3.7 billion being higher transport sector borrowings.
Commercial PTE net debt increases from $21.9 billion in June 2009 to an expected $35 billion in June 2013. This mainly reflects a significant increase in borrowings by the electricity businesses of $8.7 billion and by the water sector of $3.7 billion to fund $21.1 billion in capital expenditure.
Non-commercial sector PTE net debt increases significantly from $220 million in June 2009 to an expected $4 billion in June 2013. The majority of this increase is due to the large debt-funded capital program of Rail Corporation NSW and the recognition of finance leases associated with the Rolling Stock Public Private Partnership.
Consistent with this increase in net debt, gearing levels for the commercial PTEs are projected to increase from 48 per cent in June 2009 to 58 per cent in June 2013.3 While significant, this increase remains within commercially prudent levels. In setting prices for electricity network and water businesses, regulators allow for a commercial rate of return on efficient capital expenditures. This means that the revenues of these businesses are expected to support increased debt levels and yield a return on the Government’s equity investment.

[3]	Gearing is defined as the ratio of net debt to net debt plus equity.

Budget Statement 2009-10	8-9

Chart 8.3: Commercial PTE capital expenditure and gearing
An additional impact of increased debt levels is that the interest coverage ratio4 for the commercial PTE sector is projected to fall from 3.7 in 2008-09 to 3.6 in 2012-13.
Increased gearing levels and declines in the interest coverage ratio are consistent with the Government’s Capital Structure Policy, which allows for borrowings (and resulting debt servicing capacity) to move within a prudent range over the investment cycle. During periods of high debt funded capital expenditure, it is expected that growth in interest expense will outstrip growth in earnings in the short to medium term. However, with capital expenditures expected to generate returns above the cost of borrowings, overall shareholder returns will continue to increase over the forward estimates period.
Further consideration of the PTE sector’s net debt and its implications for the Government’s fiscal strategy is outlined in Chapter 3.

[4]	Interest coverage ratio defined as adjusted net operating surplus divided by interest expense.

8-10	Budget Statement 2009-10

8.5 MAJOR SECTORS
This section presents a broad overview of the key PTE sectors, including an outline of strategic directions and expected capital expenditure programs for each sector over the budget and forward years.
Electricity
The State owns the major NSW electricity businesses which comprise:
•	three generators: Delta Electricity, Eraring Energy and Macquarie Generation

•	the high voltage transmission business: TransGrid and

•	three distribution and retail businesses: EnergyAustralia, Integral Energy and Country Energy.
In total, State-owned generators have approximately 12,600 megawatts of installed capacity, generating around 68,000 gigawatt hours per year. NSW distributors have approximately 3 million network customers. The State also owns a 58 per cent share in the hydro electricity generator, Snowy Hydro Limited, which has a capacity of 3,700 megawatts and generates around 4,000 gigawatt hours per year.
Strategic Directions
The objective of the Energy Reform Strategy, discussed in section 8.2, is to optimise the conditions to ensure private sector investment in generation capacity in New South Wales is adequate, economic and timely.
To create this environment, the NSW Government is implementing a strategy with the following elements:
•	maintain public ownership of the existing power stations

•	contract the electricity trading rights of the Government owned power stations to the private sector

•	sell the retail arms of EnergyAustralia, Integral Energy and Country Energy

•	sell the power station development sites around the State to the private sector and

•	maintain public ownership of the transmission network of TransGrid and the distribution networks (the poles and wires) of EnergyAustralia, Integral Energy and Country Energy.

Budget Statement 2009-10	8-11

Capital expenditure
Capital expenditure by the electricity sector is expected to total $15.7 billion over the forward estimates period.
The key drivers for network capital expenditure over the budget year and forward estimates period are customer growth, increasing summer peak demand and the necessary replacement and renewal of assets that reach the end of their useful life.
Capital expenditure by network businesses is forecast to grow from $3.1 billion in 2009-10 to $3.9 billion in 2012-13, totalling $14.5 billion over the four years. This capital expenditure is consistent with Priority E2 in the NSW State Plan, which sets a target for average electricity reliability for New South Wales of at least 99.98 per cent by 2016.
The network businesses’ capital expenditure over the four years 2009-10 to 2012-13 will increase the asset base of the network businesses by over 50 per cent. As the asset base grows, there is an increase in earnings of the network businesses because the regulated revenue includes a return on assets.
The transmission and distribution network businesses are regulated by the Australian Energy Regulator (AER). TransGrid had previously been regulated by the Australian Competition and Consumer Commission and Country Energy, EnergyAustralia and Integral Energy were previously regulated by IPART. Retail electricity prices will continue to be regulated by IPART.
The AER follows a transparent consultative regulatory process which is defined in the National Electricity Law and the National Electricity Rules. In April 2009 the AER made its first determination for these businesses for the five years commencing 1 July 2009. The determination will result in strong earnings growth in 2009-10 and subsequent years.
The generators will undertake $403 million of capital expenditure in 2009-10 which includes completion of Delta Electricity’s new 667 megawatt Colongra open cycle gas turbine power station on the Central Coast in 2009-10. A total of $1.2 billion will be spent by the generators in the forward estimates period.
Under the Government’s Energy Reform Strategy, the private sector will be encouraged to undertake major investment in new power stations. As part of the Strategy, power station development sites will be sold to the private sector.

8-12	Budget Statement 2009-10

Financing capital expenditure
The capital expenditure programs of the network businesses are funded approximately 30 per cent through operating surpluses (net of depreciation) and 70 per cent through debt. This gearing is sustainable because the networks have a regulated revenue stream and the assets typically have long lives.
Net debt in network businesses rises from $12 billion in June 2009 to $20.7 billion in June 2013. Gearing is expected to increase from 70 per cent to 77 per cent over the same period.
Operating Performance
The adjusted net operating surplus of the electricity sector is expected to increase by 12 per cent per annum over the budget and forward estimates period, growing from $3.2 billion in 2008-09 to $5.1 billion in 2012-13.
Earnings from the network businesses are forecast to rise over the forward estimates period, largely because the capital expenditure allowed by the AER increases the regulatory asset base upon which a significant proportion of the regulated revenue is derived.
Transport
The transport sector incorporates:
•	rail services — Rail Corporation New South Wales (RailCorp), responsible for passenger rail operations (CityRail and CountryLink services); Rail Infrastructure Corporation, which manages the country regional network; and the Transport Infrastructure Development Corporation (TIDC), which is a construction authority managing major rail infrastructure projects. Sydney Metro, a new authority established in January 2009, will deliver Sydney’s first metro underground rail line

•	bus services — State Transit Authority (STA), providing passenger bus services in metropolitan Sydney and Newcastle and

•	ferry services — Sydney Ferries, providing passenger services on Sydney Harbour and the Parramatta River and STA providing ferry services in Newcastle.
The Public Transport Ticketing Corporation (PTTC), responsible for delivering an integrated electronic public transport ticketing system for Sydney, is also within the transport sector.

Budget Statement 2009-10	8-13

Strategic Directions
New South Wales has the largest public transport system in Australia. The share of journeys to work or study undertaken on public transport in Sydney is almost 50 per cent greater than the next largest city, Melbourne, and almost double the Australian average.
The New South Wales State Plan sets out the Government’s strategic goals for an effective transport system. Increasing the share of peak hour commuter trips by public transport to and from the CBD and increasing the proportion of total journeys to work by public transport in the Sydney metropolitan areas are key priorities.
Reliability of the CityRail network has increased in recent years, reflecting more robust timetables, new rollingstock and track improvements. More bus services operate on priority lanes on more routes, which are being re-aligned to better meet commuter needs.
Operating Performance
The adjusted net operating surplus of the transport sector is forecast at $199 million in 2008-09 and $293 million in 2012-13 despite an asset base totalling $34.2 billion by June 2013. These modest surpluses are largely a result of the provision of public transport services to commuters at well below the cost of delivering those services. Transport fares for rail, bus and ferry services are regulated by the Independent Pricing and Regulatory Tribunal (IPART).
Capital Expenditure
The capital program for the transport sector is expected to total $10.7 billion over the forward estimates period, ranging from $2.8 billion in 2009-10 to $2.3 billion in 2012-13.
The rail program includes significant spending on the Rail Clearways Program, new rolling stock purchases, the South West Rail Link and the new Sydney metro system. Highlights over the forward estimates period include:
•	the Sydney Metro as the first step toward a metro rail network for Sydney

•	the first stage of the South West Rail Link, the Glenfield Transport Interchange

•	further work on the $1.9 billion Rail Clearways Program, to reduce congestion and improve network capacity and reliability

8-14	Budget Statement 2009-10

•	a new contract for delivery of new Outer Suburban Train Carriages and

•	steel resleepering, bridge renewals, signalling and train control improvements by Rail Infrastructure Corporation for the country regional network to improve system safety and meet operational needs.
The STA’s capital program is estimated at $115.1 million over the budget and forward estimates period, including $49.8 million in 2009-10. Key projects include:
•	a new depot in Western Sydney and recommissioning of the Tempe depot, to cater for the expanding fleet and provide greater efficiency in the bus operating network and

•	new safety and security measures on buses for protection of both passengers and drivers.
The STA will acquire 90 new and 90 replacement buses in 2009-10 to meet anticipated growth in passenger demand. These costs are met through the Ministry of Transport capital program.
The Sydney Ferries capital program is estimated at $94.3 million over the budget and forward estimates period with expenditure of $32.1 million in 2009-10 to continue to improve safety and reliability of services.
Funding and Financing Capital Expenditure
The transport sector relies heavily on budget support to finance operating and capital expenditures. Unlike other public trading enterprises, which receive the majority of their income from user charges, fares by rail, bus and ferry commuters are insufficient to meet operating expenses and cannot therefore fund capital expenditure on new infrastructure.
Table 8.2 presents a summary of budget support to transport PTEs. The table also shows the proportion of fare revenue, relative to operating expenditures, recovered from commuters. For rail services in particular, the level of cost recovery is low, notwithstanding increases in the absolute level of fare income.

Budget Statement 2009-10	8-15

Table 8.2: Budget Support for the PTE transport sector

	2005-06	2006-07	2007-08	2008-09	2009-10
	Actual	Actual	Actual	Revised	Budget
	$m	$m	$m	$m	$m

Rail Services
Operating grants	1,533	1,551	1,549	1,719	1,779
Capital grants	799	818	796	1,239	1,372
Debt reduction payment	—	960	390	—	—

Sub-total — Rail Services	2,332	3,329	2,735	2,958	3,151

Bus and Ferry Services
Operating grants/contract payments	284	332	349	372	387
Capital grants	5	—	—	—	—

Sub-total — Bus and Ferry Services	289	332	349	372	387

Total Net Budget Funding:
Transport (a)	2,621	3,661	3,084	3,330	3,538

Fare revenue/operating costs%(b)

Rail services	23.4	24.7	24.4	23.7	24.1
Bus services	51.3	54.0	53.9	54.0	54.0
Ferry services	52.9	51.0	43.5	41.6	42.2

(a)	The budget also supports borrowings by transport agencies to fund capital works. Operating grants also include fare concessions for pensioners and students. From 2007-08, grants for acquisition of new buses by the STA are reflected through the Ministry of Transport capital program.

(b)	Independent Pricing and Regulatory Tribunal, Fare Revenue Reports. See www.ipart.nsw.gov.au and advice from Rail Corporation New South Wales.
Water
The State owns four commercial water businesses that provide water services to urban and regional customers: Sydney Water Corporation, Sydney Catchment Authority, Hunter Water Corporation and State Water Corporation. Local water utilities are responsible for providing water and wastewater services outside of Sydney, the Illawarra and the Lower Hunter.
Strategic Directions
The activities of the State’s water businesses are governed by State Plan priority E1, which commits the NSW Government to providing a secure and sustainable water supply for all users.
Key directions adopted by businesses in meeting this priority include:
•	providing clean, safe drinking water

•	maintaining water efficient urban areas

8-16	Budget Statement 2009-10

•	minimising environmental impacts from operations

•	protecting and maintaining water assets with increasing efficiency and

•	providing services that meet customer needs.
Sydney Water Corporation and Sydney Catchment Authority also operate within the context of the 2006 Metropolitan Water Plan. This plan seeks to secure a sustainable water supply for the people of greater Sydney through four major components: dams, recycling, desalination and water efficiency.
Operating Performance
The adjusted net operating surplus of the water sector is expected to increase significantly from $1 billion in 2008-09 to $1.7 billion in 2012-13.
Strong earnings growth is largely driven by Sydney Water and Hunter Water and reflects the recovery through prices of capital and debt servicing costs on an asset base which is growing rapidly as a result of large capital programs. The price assumptions underpinning agency forecasts are consistent with the approach adopted by IPART when determining prices for consumers.
Capital Expenditure
Capital expenditure in the water sector is expected to decrease from a peak of $2 billion in 2008-09 to $1.5 billion in 2009-10 and $1.2 billion by 2012-13. This decline is principally due to Sydney Water’s Desalination Plant nearing the end of its construction phase.
Over the forward estimate years, capital expenditure is estimated to total over $5.4 billion. This expenditure is driven primarily by:
•	water, wastewater and storage asset renewals being undertaken by Sydney Water, Hunter Water and the Sydney Catchment Authority to maintain water quality and service delivery

•	new infrastructure to service a growing population in Sydney and the lower Hunter

•	government initiatives and Metropolitan Water Plan projects, including recycled water schemes and environmental flow programs and

•	dam safety program expenditure being undertaken by State Water to meet modern day safety requirements for extreme events.

Budget Statement 2009-10	8-17

Financing Capital Expenditure
The $5.4 billion capital program in the water sector is being financed through a mix of retained earnings and debt finance. Net debt rises from $6.8 billion in June 2009 to $10.4 billion in June 2013. Gearing in the sector is expected to increase from 46 per cent to 54 per cent over the same period.
Ports
The major NSW ports are Sydney Harbour, Port Botany, Newcastle and Port Kembla. These are managed by the three port corporations: Sydney Ports Corporation, Newcastle Port Corporation and Port Kembla Port Corporation. The minor ports of Yamba and Eden are managed by the Maritime Authority of New South Wales.
Strategic Directions
While each port is operated as a separate business, the Government has developed and implemented an overarching strategy known as the Ports Growth Plan. This ensures the State’s port infrastructure can meet both short-term and long-term trade growth demands. The Plan sees:
•	Sydney Port Corporation developing a third container terminal at Port Botany

•	Newcastle Port Corporation is significantly expanding coal loading facilities with the ongoing development at existing private terminals and the construction of a newly approved private terminal. Newcastle is the nominated site for container terminal expansion once Port Botany reaches its capacity. Development of the Mayfield site is the first step in the long term development of capacity for containers at Newcastle.

•	Port Kembla Corporation now accommodating non-bulk products and car imports following the transfer from the Sydney Harbour ports on completion of a new multi purpose terminal at Port Kembla.
Recent amendments to the Ports and Maritime Administration Act 1995 have broadened the corporations’ focus from being the port managers and landlords to coordinating logistics, enhancing landside efficiency and creating better supply chain linkages with the ports.

8-18	Budget Statement 2009-10

Operating Performance
The adjusted net operating surplus of the port sector is expected to increase marginally from $140 million in 2008-09 to $168 million in 2012-13.
The current economic conditions are forecast to have a 3 to 5 per cent negative impact on trade volumes across the ports. However, this is expected to turn around in 2010-11, in line with economic forecasts. The increase in trade throughput following the completion of the major capital projects undertaken by all three corporations will lift operating surpluses towards the end of the forward estimates and in the long-term.
Capital Expenditure
Capital expenditure for the port sector is expected to total $853 million over the forward estimates period. Major investments are focused around the implementation of the Ports Growth Plan.
In 2009-10 the Sydney Ports Corporation will spend over $262 million on the Port Botany expansion to meet the predicted rapid growth of container trade. Expenditure of $72 million is budgeted for Enfield Intermodal Logistics Centre to link to the freight rail line from Port Botany and White Bay/Glebe Island. The construction of the passenger cruise terminal has budgeted expenditure of $25.4 million in 2009-10. Other projects include the expansion of bulk liquids capacity at Port Botany.
Newcastle Port Corporation has commenced a master planning process for the development of the former BHP Steelworks site at Mayfield. In 2009-10 it will look to appoint developers for the 72 hectare site and complete a multi-user berth facility at Mayfield No. 4 Berth.
Port Kembla Port Corporation will focus on the development of medium-term and long-term port assets such as the Outer Harbour Development with the commencement of Stage 1A land reclamation and look to strategic land acquisitions. It will also pursue strategic alliances with the private sector to expand port usage. The rate of development will be dependent on trade growth and business projects to underpin the expansion.
Financing Capital Expenditure
All three of the port corporations will rely on internal cash reserves and borrowings to fund their ongoing capital programs. Net debt rises from $372 million in June 2009 to $824 million in June 2013. Gearing in the sector is expected to increase from 24 per cent to 35 per cent over the same period.

Budget Statement 2009-10	8-19

Social Housing
Housing NSW (HNSW) delivers a range of housing options for people in the community. It is one of the largest providers of social housing in Australia. HNSW also funds and regulates the community housing sector and has a range of products and services to help people acquire and maintain tenancy in the private rental market.
Strategic Directions
HNSW is helping build stronger communities through providing housing solutions for those most in need. This covers the spectrum of housing needs, including homeless people, and people with disabilities and complex health needs. More details on HNSW can be found in Budget Paper No. 3 Budget Estimates under the Minister for Housing’s portfolio.
As part a National Partnership with the Australian Government, HNSW will implement one of the largest expansions of social housing in New South Wales, with an estimated 9,000 new social housing dwellings to be delivered over the next three years as part of the Nation Building — Economic Stimulus Plan, the National Partnership on Social Housing and HNSW’s ongoing programs. Maintenance of existing properties also will be brought forward to substantially improve the quality of the social housing stock.
Operating Performance
HNSW’s adjusted net operating surplus is expected to increase from $54 million in 2008-09 to $150 million in 2012-13. This improved result largely reflects the impact of reduced recurrent maintenance costs in the forward years given the significant activity to be undertaken in 2009-10 to address the maintenance backlog.
Overall recurrent expenditure for HNSW in 2009-10 is estimated at $1.5 billion. Both capital and recurrent funding has been increased this year through allocations of $1.3 billion under the Nation Building — Economic Stimulus Plan and $95.2 million under the National Partnership on Social Housing. The bulk of this funding will be utilised to facilitate the construction of new social housing dwellings.

8-20	Budget Statement 2009-10

Social housing is provided to people unable to find accommodation in the private housing market and eligibility is based on an assessment of those with highest needs. Some 90 per cent of tenants are unable to afford market rents and their rent is subsidised based on total household income5. The value of the rental subsidies is estimated at $763.2 million, an increase of $25.2 million compared to 2008-09.
Capital Expenditure
Capital expenditure for HNSW is expected to total $4.1 billion over the forward estimates period.6 This expenditure will be largely driven by HNSW’s plans to upgrade and reconfigure social housing stock to ensure it meets future demand.
Key drivers of the capital program in 2009-10 and the forward years include:
•	under National Partnership Agreements capital expenditure will total $2 billion with around $1.3 billion to be spent in 2009-10. This will increase supply of social housing through new construction and refurbishment of existing houses

•	increased maintenance spending in the social housing sector to improve standards of existing housing. Additional funding for repairs and maintenance is to be provided under the Nation Building — Economic Stimulus Plan together with State funding brought forward from future years to significantly reduce the maintenance backlog

•	an additional 2,800 homes for older people over five years, through continued roll out of the Social Housing for Older People strategy

•	reducing concentrations of people with social disadvantage by continued infrastructure investment to foster more diverse communities in the West Dubbo Transformation Program, the Living Communities Program at Bonnyrigg and Minto and the Building Stronger Communities 2007-2010 Program and

•	additional homes for homeless families and individuals through the implementation of the Australian Government’s A Place to Call Home strategy.

[5]	The remaining 10 per cent reflect longer term tenancies.

[6]	This section focuses on the capital program of Housing NSW. Total capital expenditure reported for the housing sector in Table 8.1 also includes City West Housing Pty Ltd and the Teacher Housing Authority.

Budget Statement 2009-10	8-21

Funding and Financing Capital Expenditure
Budget funding provided through the Housing Policy and Assistance Program facilitates programs delivered by the HNSW, such as housing supply, asset management and other assistance programs.
HNSW will receive a grant of around $1.9 billion in the 2009-10 Budget. This comprises $1.7 billion of Australian Government funding and $188.6 million from the NSW Government. Funding will also be contributed from Housing NSW internal sources to meet its operating and capital expenditure requirements.

8-22	Budget Statement 2009-10

CHAPTER 9: UNIFORM FINANCIAL REPORTING

•	Financial aggregates are prepared on an accrual basis in accordance with the Uniform Presentation Framework (UPF) endorsed by the Australian Loan Council.

•	The UPF tables are prepared in accordance with Australian Accounting Standard AASB 1049 Whole of Government and General Government Sector Financial Reporting. This standard adopts a harmonised GFS-GAAP reporting basis.

•	A time series is provided from 2004-05 to 2012-13 for the general government, public non-financial corporation (public trading enterprise), and consolidated sectors.
9.1 INTRODUCTION
This chapter presents financial aggregates for the general government and public non-financial corporation (PNFC) sectors according to the revised Uniform Presentation Framework (UPF) agreed by the Australian Loan Council in March 2008.
The Australian Loan Council includes each state and territory Treasurer and the Australian Treasurer. It monitors state finances, particularly the forecast cash surplus/(deficit) of governments and their future financing/investing requirements. Accordingly, the objective of the UPF is to “facilitate a better understanding of individual government’s budget papers and provide for more meaningful comparisons of each government’s financial results and projections”1.
The Australian Loan Council amended the UPF to adopt a harmonised GFS-GAAP reporting basis. The new framework became effective from the 2008-09 Budget. As such, the format of the aggregates is based on reporting standards set out by the Australian Accounting Standards Board — AASB1049 Whole of Government and General Government Sector Financial Reporting.

[1]	Uniform Presentation Framework: For the Presentation of Uniform Financial Information by Commonwealth, State and Territory Governments, Australian Loan Council, April 2008, p. 1.

Budget Statement 2009-10	9-1

The UPF financial aggregates serve a number of purposes including:
•	allowing comparisons between the financial position of Australian governments on a consistent basis

•	facilitating time series comparisons since they are relatively unaffected by changes in public sector administrative structures and

•	permitting an assessment of the impact of NSW public sector transactions on the economy by providing data classified by economic type.
The general government tables in this chapter are consistent with those reported in Chapter 1 but are repeated here for completeness.
9.2 UNIFORM PRESENTATION FRAMEWORK
The chapter provides the financial reports for the NSW Government to meet Loan Council obligations under the UPF2. Additional information is also provided to explain matters specific to New South Wales.
Framework
Since the 2008-09 Budget, the UPF Tables are presented in accordance with AASB1049. In developing the standard, the Australian Accounting Standards Board:
•	adopted generally accepted accounting principles (GAAP) definitions, including recognition and measurement principles in almost all cases

•	amended presentation requirements to encompass a comprehensive result that retains the GAAP classification system but overlays it with a transactions and other economic flows classification system based on GFS and

•	expanded the disclosure requirements to incorporate key fiscal aggregates required by GFS.

[2]	The complete UPF manual is available on the Australian Treasury website www.treasury.gov.au. Extracts from the manual are included in this chapter to explain key concepts while the glossary to this budget paper also includes key UPF terms.

9-2	Budget Statement 2009-10

There remain some convergence differences between GFS and GAAP financial aggregates. For this reason, GFS publications released by the Australian Bureau of Statistics from 2008-09 will differ from UPF aggregates. The differences are not generally material in size for New South Wales, aside from the exclusion by GFS of deferred tax, and the impact on the timing of the recognition of a $960 million road grant made to New South Wales in June 2006 under the Australian Road Transport grants program. Further information on other convergence differences is outlined in this chapter under the narrative for each of the primary statements. Details and amounts for the key convergence differences will be published in notes to the 2008-09 Outcomes Report.
Historical series
The adoption of AASB 1049 in 2008-09 resulted in a time series break. To ensure a consistent historical series of fiscal aggregates, all jurisdictions have agreed to back cast any published historical data on a best endeavours basis. Data for 2007-08 and the preceding years have been restated on a best endeavours basis. For example, historic information in the consolidated operating statements has been recast on the basis of available dissections between GFS transactions and other economic flows.
Nevertheless, the data set contains a time series break between 2007-08 and 2008-09 from the adoption of AASB 1049 that can affect comparability, especially when analysing a large number of years. This break is designated by a vertical dotted line in all relevant tables in this chapter.
Fiscal Measures
UPF reporting provides a number of measures for evaluating the soundness of a government’s fiscal position and the effect of fiscal policy on economic conditions. The fiscal measures in the UPF framework are:
•	net operating balance

•	net lending/borrowing (fiscal balance)

•	change in net worth (comprehensive result)

•	net worth

•	net debt

•	net financial worth

•	net financial liabilities

•	cash surplus/(deficit) and

•	ABS GFS cash surplus/(deficit).
Definitions of these measures are contained in the glossary to this budget paper.

Budget Statement 2009-10	9-3

Flow measures (net operating balance, net lending/borrowing and change in net worth) show changes in the fiscal position during the reporting period, reflecting the impact of government decisions and actions, and re-measurement impacts during that time. Flows represent the creation, transformation, exchange, transfer or extinction of economic value.
Stock measures (net worth, net debt, net financial worth and net financial liabilities) highlight the fiscal position of a government at a point in time, providing information on the results of past decisions.
New South Wales reports in its balance sheets and cash flow statements underlying net debt and underlying cash results respectively, to remove the distortionary impact of the operations of the General Government Liability Management Fund. These adjustments occur across the period 2004-05 to 2006-07.
Primary Financial Statements
UPF presentation
Details of public sector estimates and outcomes are presented on an accrual accounting basis within three primary statements: the operating statement, including other economic flows; the balance sheet; and the cash flow statement. Appendix B presents the underlying accounting principles and policies adopted by New South Wales. The following statements, along with the Loan Council Allocation statement, form the core reporting requirements of the UPF.
Operating Statement
The operating statement presents information on transactions (revenue and expenses) and other economic flows (revaluations and adjustments). This statement is designed to capture the composition of revenues and expenses and the net cost of government activities within a fiscal year. It shows the full cost of resources consumed by the government in achieving its objectives, and the extent that these costs are funded from various revenue sources. Further, it shows information on capital expenditure and asset sales to derive a net lending/borrowing position.

9-4	Budget Statement 2009-10

The operating statement reports three major fiscal measures — the net operating balance, the total change in net worth (comprehensive result), and net lending/borrowing (also known as the fiscal balance). The net operating balance is calculated as revenue minus expenses from transactions, with the comprehensive result including other economic flows such as revaluations. The net lending (fiscal balance) starts with the net operating balance and includes net capital expenditure but excludes depreciation, thereby giving a better measure of a jurisdiction’s call on financial markets. New South Wales recognises its headline budget result as the net operating balance for the general government sector.
Under the previous UPF, differences arose between the GFS and GAAP operating statement. However, AASB 1049 combines the operating statement and statement of changes in equity into a single format separating transactions and other economic flows according to GFS principles.
The main convergence differences in treatment between the GFS operating statement and the harmonised AASB 1049 operating statement presented in this revised UPF are:
•	The harmonised aggregates exclude selected transfer payment revenues and expenses that pass through the State’s bank accounts. The ABS requires such payments to be grossed up in GFS reports. However, they are excluded from the AASB 1049 UPF reports as the NSW Government has no control over them. (Information on the gross value of these grants has been footnoted in the grants revenue and expense table to assist users).

•	Grants are recognised when the State gains control over the assets. Control is normally obtained when the cash is received. A grant of $960 million was received from the Australian Government in June 2006 dedicated for road works to be carried out over several years. Under AASB 1049, this revenue is recognised in 2005-06 when the cash was received. However, in GFS reports this revenue was recognised to match the timing of expenditure. This treatment was in accordance with a direction issued by the ABS.

•	Dividends from the PNFC and PFC sectors are recognised as an expense in GFS (in the PNFC and PFC sector operating statements), whereas they are treated as an equity transaction for AASB 1049.
Balance Sheet
The balance sheet records the value of financial and non-financial assets and liabilities of governments, as at the end of each financial year. It provides the user with information on the resources at the government’s disposal and the type and valuation of its liabilities.

Budget Statement 2009-10	9-5

The balance sheet also includes information on the make-up of a government’s financial assets, on its holdings of fixed assets, and on the extent of liabilities such as borrowings and unfunded superannuation. This allows for intertemporal and interjurisdictional comparisons of asset and liability levels.
The UPF balance sheet fiscal aggregates include net worth, net financial worth, net financial liabilities, and net debt.
The main convergence differences in treatment between the GFS balance sheet and the harmonised AASB 1049 balance sheet presented in this revised UPF are:
•	Allowance for doubtful debts is recognised and reported in the UPF balance sheet, but is excluded from the GFS balance sheet, as GFS does not recognise that an economic event has occurred.

•	The GFS balance sheets for June 2006 through to June 2010 include a liability for deferred income in relation to a direction from the ABS to accrue a specific Australian road transport grant of $960 million for GFS reporting purposes. No liability is recognised in the harmonised balance sheet as the revenue was recognised fully upon receipt in 2005-06, in accordance with accounting standards.

•	GFS balance sheets exclude deferred tax assets and deferred tax liabilities, whereas they are reported in accounting balance sheets. The convergence difference only affects GGS, PNFC and PFC sector balance sheets, as the assets and liabilities are eliminated for the consolidated Non-financial Public Sector and Total Public Sector balance sheets.

•	The GFS balance sheets exclude provisions for liabilities for asset remediation, and the related capitalised asset, whereas they are reported in accounting balance sheets. GFS will only recognise the liability when it effectively becomes payable to a counterparty. The convergence difference impacted net financial liabilities, but not net worth.

•	The net financial worth and net financial liabilities aggregates are affected by the differing treatments for prepayments. Prepayments are treated in GFS as a receivable (financial asset), whereas in the UPF they are classified as a non-financial asset as required by AASB 1049. While this difference impacts, net financial liabilities and net financial worth, it does not impact net debt and net worth aggregates.

9-6	Budget Statement 2009-10

•	GFS net debt for the general government sector will always be lower than (AASB 1049) net debt, as the ABS require that certain equity investments (in multi-jurisdictional agencies) be reclassified for GFS purposes from equity investments to advances, thereby reducing the value of GFS net debt. While this impacts net debt, it does not impact net financial liabilities and net worth aggregates.

•	By definition, GFS net worth, for the PNFC and PFC sectors will always be zero as owner’s equity is classified as equivalent to a liability. However, under the UPF, liabilities exclude owner’s equity.
Cash Flow Statement
The cash flow statement records a government’s cash inflows and outflows, allocated between various activities, and their net impact on cash held. The cash flow statement reveals how a government obtains and expends cash.
This statement requires cash flows to be categorised into operating, investing and financing activities. Operating activities are those which relate to the collection of taxes, the distribution of grants, and the provision of goods and services. Investing activities are those which relate to the acquisition and disposal of financial and non-financial assets. Financing activities are those which relate to changing the size and composition of a government’s financial structure.
The signing convention within the cash flow statement is that all inflows carry a positive sign and all outflows carry a negative sign (regardless of whether they are gross or net cash flows).
The cash flow statement reports two fiscal measures, net increase in cash held and cash surplus/(deficit). Net increase in cash held is the sum of net cash flows from all operating, investing and financing activities. The cash surplus/(deficit) comprises only net cash from operating activities, plus sales and less purchases of non-financial assets (less dividends paid for the PNFC and PFC sectors).
Under the previous UPF, the cash flow statement included the ABS GFS cash surplus/(deficit). This fiscal aggregate is still required by the UPF in a separate table following the cash flow statement. The ABS GFS cash surplus/(deficit) is obtained by deducting finance leases and similar financing arrangements from the AASB 1049 cash surplus/(deficit) for all sectors.
The exclusion of non-cash finance leases and similar financing arrangements is the only difference between the GFS cash result and the AASB 1049 result.
New South Wales uses the new AASB 1049 cash result (excluding the impact of finance leases and similar financing arrangements) as its headline cash result.

Budget Statement 2009-10	9-7

Institutional sectors
Appendix C lists the New South Wales controlled entities, and the institutional sectors to which they have been classified. The controlled entities have been classified according to their government sector, which are defined in the ABS GFS manual.
Emerging Issues
The ABS released in March 2009 Discussion Paper: Proposed Standard Economic Sector Classification of Australia (SESCA) (Cat.no.1218.0.55.001). This publication outlines the proposed revisions to the 2002 SESCA (cat.no.1218.0). The ABS plans to publish the final 2008 SESCA in June 2009.
There are two areas in 2008 SESCA of particular relevance to GFS:
•	The interpretation and application of the market/non-market definition presented in the discussion paper. While the system of national accounts provides guidance, the practical implementation could result in several different operational treatments. In implementing SESCA, the ABS aims to use the market/non-market classification of agencies in a manner appropriate for the Australian context.

The application of the market/non-market definition may result in some public sector agencies moving between the public corporations and general government sectors.

•	The SESCA review recommended that government purchases of services should be treated as sales rather than grants. It is expected that the implementation of this may result in changes to the recording of these transactions in GFS. Further details of the implications are not yet available.

The ABS GFS Concepts, Sources and Methods currently references SESCA02. This will remain the standard in GFS until the ABS GFS Concepts, Sources and Methods is updated following the updates to the IMF GFS manual. The timeframe for the IMF GFS update is still to be confirmed.

9-8	Budget Statement 2009-10

9.3 UNIFORM PRESENTATION TABLES
The following UPF tables are presented according to institutional sectors, and then, in the sequence of operating statement, balance sheet and cash flow statement.
In addition to the UPF minimum disclosure requirements, these reports also include a historical and forward year time series.
The UPF tables of general government include:
•	tax revenues by type

•	grants revenues and expense

•	dividend and income tax equivalent income

•	total expenses by function and

•	purchases of non-financial assets by function.

Budget Statement 2009-10	9-9

Table 9.1: General Government Sector Operating Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	15,300	15,902	17,697	18,548	17,712	18,011	19,827	21,099	22,102
Grant and Subsidies
- Commonw ealth — general purpose	10,181	10,720	10,938	11,942	11,781	12,621	13,526	14,527	15,380
- Commonw ealth — national agreements	6,010	7,320	6,813	7,578	6,559	6,621	6,986	7,381	7,743
- Commonw ealth — national partnership payments	—	—	—	—	3,198	5,796	4,042	2,970	2,641
- Other grants and subsidies	510	460	454	558	500	639	663	605	526
Sale of goods and services	2,804	3,037	3,306	3,618	3,794	3,859	4,088	4,290	4,528
Interest	1,050	1,298	1,314	(172)	440	390	383	401	427
Dividend and income tax equivalent income from other sectors	1,444	1,796	1,922	2,062	1,555	2,013	2,266	2,477	2,559
Other dividends and distributions	64	41	29	—	135	205	214	253	264
Fines, regulatory fees and other	1,718	2,055	2,222	2,358	3,144	2,803	3,327	3,167	3,195
Total Revenue from transactions	39,081	42,629	44,695	46,492	48,818	52,958	55,322	57,170	59,365

Expenses from Transactions
Employee	17,112	18,066	18,884	20,499	21,670	22,724	23,955	25,215	26,280
Superannuation
- Superannuation interest cost	1,114	933	749	477	696	851	923	1,037	1,060
- Other superannuation	1,702	1,766	1,822	1,894	2,012	2,177	2,192	2,197	2,209
Depreciation and amortisation	1,992	2,127	2,308	2,466	2,649	2,915	3,151	3,285	3,389
Interest	1,190	1,184	1,257	1,299	1,413	1,531	1,838	2,006	2,110
Other property	—	—	2	—	1	1	1	1	1
Other operating	8,886	8,864	9,424	10,069	10,865	11,426	11,970	12,393	12,760
Grants and Transfers
- Current grants and transfers	5,477	6,140	6,615	7,446	7,854	8,274	7,952	8,301	8,386
- Capital grants and transfers	1,368	1,621	2,839	2,269	2,995	4,049	3,456	2,649	2,528
Total Expenses from transactions	38,841	40,701	43,900	46,419	50,155	53,948	55,438	57,084	58,723

BUDGET RESULT — SURPLUS/(DEFICIT) [Net Operating Balance]	240	1,928	795	73	(1,337)	(990)	(116)	86	642

9-10	Budget Statement 2009-10

Table 9.1: General Government Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Other economic flows included in the operating result
Gain/(Loss) from superannuation	—	—	—	112	—	—	—	—	—
Gain/(Loss) from other liabilities	—	—	—	21	(392)	(3)	59	(58)	(58)
Other net gains/(losses)	(21)	(68)	(52)	(48)	(722)	396	480	552	581
Share of earnings from associates (excluding dividends)	21	178	7	77	(62)	35	25	14	11
Dividends from asset sale proceeds	—	—	—	—	11	113	350	70	12
Other	(283)	(66)	(138)	(160)	(440)	16	(41)	(31)	(25)
Operating result (accounting basis)	(43)	1,972	612	75	(2,942)	(433)	757	633	1,163

Other economic flows — other non owner movements in equity
Superannuation actuarial gains/(loss)	(3,364)	4,094	3,316	(3,216)	(13,680)	1,416	2,753	(180)	(175)
Revaluations	7,227	3,897	2,342	6,683	173	1,331	2,026	2,328	1,235
Net gain/(loss) on equity investments in other sectors	(4,306)	1,126	3,797	5,341	(2,482)	1,872	2,758	3,228	2,947
Net gain/(loss) on financial instruments at fair value		(24)	(590)	574	(11)	(7)	—	(1)	—
Other	102	(123)	20	4	—	—	—	—	—

Comprehensive result — total change in net worth before transactions with owners(b)	(384)	10,942	9,497	9,461	(18,942)	4,179	8,294	6,008	5,170

Budget Statement 2009-10	9-11

Table 9.1: General Government Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES
Comprehensive result — total change in net worth before transactions with owners(b)	(384)	10,942	9,497	9,461	(18,942)	4,179	8,294	6,008	5,170
Less: Net other economic flows	624	(9,014)	(8,702)	(9,388)	17,605	(5,169)	(8,410)	(5,922)	(4,528)
equals: Budget Result — net operating balance	240	1,928	795	73	(1,337)	(990)	(116)	86	642
less Net acquisition of non-financial assets
Purchases of non-financial assets	3,156	3,868	4,164	4,419	4,828	7,426	6,468	5,464	5,291
Sales of non-financial assets	(491)	(396)	(499)	(495)	(513)	(804)	(675)	(816)	(591)
less Depreciation	(1,992)	(2,127)	(2,308)	(2,466)	(2,649)	(2,915)	(3,151)	(3,285)	(3,389)
plus Change in inventories	(25)	6	36	(7)	4	9	(6)	1	(12)
plus Other movements in non-financial assets
- assets acquired utilising finance leases	187	81	132	251	461	237	427	118	110
- other	66	65	319	229	42	22	(19)	61	8
equals Total Net acquisition of non-financial assets	901	1,497	1,844	1,931	2,173	3,975	3,044	1,543	1,417
equals Net Lending/(Borrowing) [Fiscal Balance]	(661)	431	(1,049)	(1,858)	(3,510)	(4,965)	(3,160)	(1,457)	(775)

OTHER AGGREGATES
Capital expenditure(c)	3,343	3,949	4,296	4,670	5,289	7,663	6,895	5,582	5,401

(a)	AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts prior to 2008-09 have been classified according to the new standard, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to equity from changes to accounting policies. Therefore, it may not equal the movement in balance sheet net worth.

(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired utilising finance leases.

9-12	Budget Statement 2009-10

Table 9.2: General Government Sector Balance Sheet(a)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	1,429	2,458	2,438	2,299	2,658	2,672	2,769	2,899	3,042
Receivables	3,985	4,236	4,984	5,325	4,621	4,972	5,032	5,136	5,108
Tax equivalents receivable	185	277	278	249	223	381	483	499	506
Financial assets at fair value	12,042	13,928	7,166	6,073	5,697	6,473	6,935	7,517	8,160
Advances paid	1,259	837	795	799	832	982	984	973	960
Deferred tax equivalents	4,735	4,641	5,925	5,708	4,794	4,632	4,622	4,646	4,664
Equity
Investments in other public sector entities	63,080	64,206	68,003	74,290	72,717	74,589	77,347	80,575	83,522
Investments in associates	1,039	1,486	1,519	1,621	1,065	1,099	1,124	1,139	1,150
Other	4	3	5	3	2	4	4	3	3
Total Financial Assets	87,758	92,072	91,113	96,367	92,609	95,804	99,300	103,387	107,115
Non-financial assets
- Inventories	150	157	173	166	225	234	229	230	218
- Forestry stock and other biological assets	—	—	6	7	7	7	7	7	7
- Assets classified as held for sale	449	231	208	144	197	168	119	105	100
- Investment properties	240	351	312	298	302	302	302	302	303
Property, plant and equipment
- Land and Buildings	42,807	45,284	46,422	48,249	49,637	53,039	55,337	55,958	56,519
- Plant and Equipment	6,117	6,357	6,701	6,910	7,409	7,486	7,536	7,459	7,361
- Infrastructure Systems	34,198	36,617	38,476	44,445	46,561	48,829	52,034	55,577	57,950
Intangibles	445	533	545	696	825	928	947	850	758
Other	1,214	1,299	1,466	1,607	1,702	1,839	1,740	1,874	2,013
Total Non-financial Assets	85,620	90,829	94,309	102,522	106,865	112,832	118,251	122,362	125,229

Total Assets	173,378	182,901	185,422	198,889	199,474	208,636	217,551	225,749	232,344

Budget Statement 2009-10	9-13

Table 9.2: General Government Sector Balance Sheet(a) (cont)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Liabilities
Deposits held	42	75	92	98	56	53	56	61	66
Payables	2,327	2,570	3,035	3,105	2,989	3,023	3,070	3,071	3,129
Tax equivalents payable	—	3	3	36	17	10	—	—	—
Borrowings at amortised cost(b)	11,872	12,404	13,060	13,488	16,382	22,088	24,954	26,407	27,135
Advances received	1,641	920	892	864	836	807	778	747	717
Employee provisions	7,518	8,116	8,402	8,747	9,520	9,688	9,744	9,905	10,052
Superannuation provisions(c)	25,654	23,129	14,363	17,626	31,667	30,682	28,282	28,756	29,098
Deferred tax equivalent provisions	660	614	1,755	638	1,011	998	1,019	1,027	1,029
Other provisions	5,251	5,144	5,060	4,942	5,126	5,265	5,424	5,628	5,883
Other(b)	1,076	2,417	2,133	2,197	2,549	2,438	2,345	2,260	2,189

Total Liabilities	56,041	55,392	48,795	51,741	70,153	75,052	75,672	77,862	79,298

NET ASSETS	117,337	127,509	136,627	147,148	129,321	133,584	141,879	147,887	153,046

9-14	Budget Statement 2009-10

Table 9.2: General Government Sector Balance Sheet(a) (cont)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Net Worth
Accumulated Funds	23,589	29,046	32,813	30,489	14,492	15,587	19,126	19,607	20,613
Reserves	93,748	98,463	103,814	116,659	114,829	117,997	122,753	128,280	132,433

NET WORTH	117,337	127,509	136,627	147,148	129,321	133,584	141,879	147,887	153,046

Net Financial Worth	31,717	36,680	42,318	44,626	22,456	20,752	23,628	25,525	27,817
Net Financial Liabilities	31,363	27,526	25,685	29,664	50,261	53,837	53,719	55,050	55,705
Net Debt (b)(d)(e)	(1,175)	(3,824)	3,645	5,279	8,087	12,821	15,100	15,826	15,756

(a)	This table has been presented on a liquidity basis as per AASB 1049. AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between June 2008 and June 2009 indicates the time series break related to the adoption of AASB 1049. Amounts prior to June 2009 have been classified and measured according to the new standard, where practicable. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	During 2008-09, the RTA has reclassified its Sydney Harbour Tunnel obligations from ‘other liabilities’ to ‘borrowings’. This reclassification has been revised in the historic balance sheets. It results in an increase in net debt of between $0.3 billion and $0.4 billion across earlier years.

(c)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(d)	Net debt comprises of the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

(e)	Derivation of Underlying Net Debt is as follows:

Net Debt (d)	(1,175)	(3,824)	3,645	5,279	8,087	12,821	15,100	15,826	15,756
Impact of deposits to the Liability Management Fund	4,001	5,307	—	—	—	—	—	—	—
Underlying Net Debt	2,826	1,483	3,645	5,279	8,087	12,821	15,100	15,826	15,756

Budget Statement 2009-10	9-15

Table 9.3: General Government Sector Cash Flow Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes received	15,018	15,972	17,466	18,112	18,075	18,003	19,814	21,106	22,130
Receipts from sales of goods & services	3,184	3,395	3,439	3,842	4,390	4,226	4,516	4,603	4,866
Grants and subsidies received	16,376	18,588	18,157	20,003	22,042	25,658	25,210	25,480	26,292
Interest receipts	1,008	1,358	1,332	(174)	425	390	399	408	431
Dividends and income tax equivalents	1,367	1,412	1,709	1,898	1,944	1,495	2,118	2,374	2,594
Other receipts	3,252	3,758	3,790	4,033	4,884	4,616	5,002	5,081	5,120
Total Operating Receipts	40,205	44,483	45,893	47,714	51,760	54,388	57,059	59,052	61,433

Cash Payments for Operating Activities
Payments for employees	(16,707)	(17,631)	(19,093)	(20,023)	(21,210)	(22,488)	(23,773)	(25,031)	(26,139)
Payments for superannuation	(1,024)	(1,171)	(3,008)	(2,251)	(2,377)	(2,632)	(2,797)	(2,977)	(3,139)
Special contribution to superannuation	—	—	(5,038)	—	—	—	—	—	—
Payments for goods & services	(9,229)	(9,676)	(10,375)	(10,942)	(12,504)	(12,989)	(13,433)	(14,000)	(14,190)
Grants & subsidies paid	(5,821)	(6,770)	(8,494)	(8,455)	(9,182)	(10,462)	(9,568)	(8,969)	(9,002)
Interest paid	(777)	(1,005)	(859)	(927)	(953)	(1,054)	(1,348)	(1,503)	(1,589)
Other payments	(3,008)	(2,566)	(2,731)	(2,816)	(2,702)	(2,834)	(2,797)	(2,811)	(2,845)
Total Cash Operating Payments	(36,566)	(38,819)	(49,598)	(45,414)	(48,928)	(52,459)	(53,716)	(55,291)	(56,904)

Net Cash Flows from Operating Activities	3,639	5,664	(3,705)	2,300	2,832	1,929	3,343	3,761	4,529

Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	485	430	524	505	514	804	675	817	591
Purchases of non-financial assets	(3,164)	(3,859)	(4,140)	(4,313)	(4,931)	(7,428)	(6,492)	(5,563)	(5,291)

Net Cash Flows from Investments in Non-Financial Assets	(2,679)	(3,429)	(3,616)	(3,808)	(4,417)	(6,624)	(5,817)	(4,746)	(4,700)

9-16	Budget Statement 2009-10

Table 9.3: General Government Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	205	107	290	112	75	279	436	167	105
Payments	(75)	(51)	(51)	(55)	(175)	(426)	(80)	(64)	(66)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	130	56	239	57	(100)	(147)	356	103	39

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	289	2,102	8,431	1,212	373	75	81	19	21
Payments	(2,748)	(3,956)	(1,690)	(56)	(585)	(607)	(231)	(253)	(274)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(2,459)	(1,854)	6,741	1,156	(212)	(532)	(150)	(234)	(253)

Cash Flows from Financing Activities
Advances received	19	5	—	—	—	—	—	—	—
Advances repaid	(44)	(140)	(46)	(49)	(49)	(49)	(54)	(54)	(52)
Proceeds from borrow ings	1,148	1,516	537	376	2,839	5,973	2,943	1,873	1,125
Repayments of borrow ings	(646)	(869)	(153)	(167)	(489)	(554)	(528)	(579)	(550)
Deposits received (net)	12	32	16	5	(43)	(5)	2	5	3
Other financing (net)	471	(6)	(1)	—	(3)	—	—	—	—

Net Cash Flows from Financing Activities	960	538	353	165	2,255	5,365	2,363	1,245	526

Net Increase/(Decrease) in Cash Held	(409)	975	12	(130)	358	(9)	95	129	141

Budget Statement 2009-10	9-17

Table 9.3: General Government Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Derivation of the Cash Result
Net cash flows from operating activities	3,639	5,664	(3,705)	2,300	2,832	1,929	3,343	3,761	4,529
Net Cash Flows from investments in non-financial assets	(2,679)	(3,429)	(3,616)	(3,808)	(4,417)	(6,624)	(5,817)	(4,746)	(4,700)

Cash Surplus/(Deficit)(b)	960	2,235	(7,321)	(1,508)	(1,585)	(4,695)	(2,474)	(985)	(171)

(a)	AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts prior to 2008-09 have been classified according to the new standard. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Derivation of underlying Cash Surplus/(Deficit) is as follows
Derivation of Underlying Cash Surplus/(Deficit)

Cash Surplus/(Deficit)	960	2,235	(7,321)	(1,508)	(1,585)	(4,695)	(2,474)	(985)	(171)
Impact of deposits to the Liability Management Fund	(1,150)	(1,307)	5,308	—	—	—	—	—	—

Underlying Cash Surplus/(Deficit)	(190)	928	(2,013)	(1,508)	(1,585)	(4,695)	(2,474)	(985)	(171)

Table 9.4: Derivation of ABS GFS General Government Sector Cash Surplus/(Deficit) (a)

Cash Surplus/(Deficit)	960	2,235	(7,321)	(1,508)	(1,585)	(4,695)	(2,474)	(985)	(171)
Assets acquired under finance leases	(187)	(81)	(132)	(251)	(461)	(237)	(427)	(118)	(110)
Other financing arrangements(b)	14	(43)	(48)	(115)	102	2	24	99	—

ABS GFS Surplus/(Deficit)	787	2,111	(7,501)	(1,874)	(1,944)	(4,930)	(2,877)	(1,004)	(281)

(a)	AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts prior to 2008-09 have been classified according to the new standard, where practicable. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Comprises of movements in payables and receivables of a capital nature

9-18	Budget Statement 2009-10

Table 9.5: General government sector taxes

	2008-09	2009-10
	Revised	Budget
	$m	$m

Taxes on employers’ payroll and labour force	6,362	6,172

Taxes on property
Land taxes	2,274	2,352
Stamp duties on financial and capital transactions	3,008	3,144
Financial institutions’ transaction taxes	—	—
Other	63	113

Total taxes on property	5,345	5,609

Taxes on the provision of goods and services
Excises and levies	—	—
Taxes on gambling	1,609	1,683
Taxes on insurance	1,905	1,847

Total taxes on the provision of goods and services	3,514	3,530

Taxes on use of goods and performance of activities
Motor vehicle taxes	2,104	2,194
Franchise taxes	3	2
Other	384	504

Total taxes on use of goods and performance of activities	2,491	2,700

Total GFS Taxation Revenue	17,712	18,011

Table 9.6: General government sector grant revenue and expense

	2008-09	2009-10
	Revised	Budget
	$m	$m

Current grants and subsidies
Current grants from the Commonwealth
General purpose grants	11,781	12,621
National agreements (a)	6,099	6,311
National partnership payments	1,440	1,477
Total	19,320	20,409
Other grants and subsidies	491	627

Total current grants and subsidies revenue	19,811	21,036

Capital grants and subsidies

Capital grants from the Commonwealth
General purpose grants	—	—
National agreements (a)	460	310
National partnership payments	1,758	4,319
Total	2,218	4,629
Other grants and subsidies	9	12

Total capital grants and subsidies revenue	2,227	4,641

Total grant revenue	22,038	25,677

Budget Statement 2009-10	9-19

Table 9.6: General government sector grant revenue and expense (cont)

	2008-09	2009-10
	Revised	Budget
	$m	$m

Current grants, subsidies, and transfer payments to:
State/Territory Government	—	—
Local Government (a)	329	352
Private and not-for-profit sector (a)	5,116	5,484
Other sectors of government	2,409	2,438

Total current grants, subsidies, and transfer payments expense	7,854	8,274

Capital grants, subsidies, and transfer payments to:
State/Territory Government	—	—
Local Government (a)	223	265
Private and not-for-profit sector (a)	880	726
Other sectors of government	1,892	3,058

Total capital grants, subsidies, and transfer payments expense	2,995	4,049

Total grant expense	10,849	12,323

Note:

(a)	Grant revenue and expenses above exclude the following transfer payments from the Australian government that New South Wales on-passes to third parties. They are not recorded as New South Wales revenue and expense as the State has not control over the amounts that it on-passes.

Transfer Receipts
Current transfer receipts for specific purposes	2,976	3,680
Capital transfer receipts for specific purposes	48	1

Total Receipts	3,024	3,681

Current transfer payments to
Local government	742	453
Private and not-for profit sector	2,234	3,227
Capital transfer payments to
Local government	—	—
Private and not-for profit sector	48	1

Total Payments	3,024	3,681

9-20	Budget Statement 2009-10

Table 9.7: General government sector dividend and income tax equivalent income

	Revised	Budget
	2008-09	2009-10
	$m	$m

Dividend and income tax revenue from the PNFC sector	1,463	1,960
Dividend and income tax revenue from the PFC sector	92	53
Other dividend income	135	205

Total dividend and income tax equivalent income	1,690	2,218

Table 9.8: General government sector expenses by function

	2008-09	2009-10
	Revised	Budget
	$m	$m

General public services	1,723	1,943
Defence
Public order and safety	5,229	5,233
Education	11,246	11,922
Health	13,425	14,219
Social security and welfare	4,074	4,407
Housing and community amenities	2,698	3,612
Recreation and culture	1,226	1,191
Fuel and energy	30	67
Agriculture, forestry, fishing and hunting	940	824
Mining, manufacturing and construction	167	165
Transport and communications	6,076	6,220
Other economic affairs	999	1,144
Other purposes (a)	2,322	3,001

Total GFS Expenses	50,155	53,948

(a)	2009-10 includes $300 million Advances to the Treasurer, which will be allocated across functions as the funds are spent in the Budget Year.

Budget Statement 2009-10	9-21

Table 9.9: General government sector purchases of non-financial assets (a)

	2008-09	2009-10
	Revised	Budget
	$m	$m

General public services	394	382
Defence	—	—
Public order and safety	384	450
Education (b)	628	2,641
Health	611	604
Social security and welfare	155	180
Housing and community amenities	97	92
Recreation and culture	174	137
Fuel and energy	—	—
Agriculture, forestry, fishing and hunting	27	55
Mining, manufacturing and construction	2	4
Transport and communications	2,298	2,696
Other economic affairs	38	30
Other purposes (c)	20	155

Total GFS Purchases of Non-Financial Assets	4,828	7,426

(a)	This table comprises purchases of non-financial assets as required by the UPF, however it excludes assets acquired under finance leases. Details follow of assets acquired under finance leases sorted by policy area, for reconciliation to the general government sector capital expenditure program:

	2008-09	2009-10
	Revised	Budget
	$m	$m

Public order and safety	62	—
Education	38	26
Health	170	4
Transport	191	207

Total Assets Acquired under finance leases	461	237

Total Capital Expenditure	5,289	7,663

(b)	The growth in 2009-10 Education purchases reflects the Australian Government’s Nation Building — Economic Stimulus Plan.

(c)	2009-10 includes $140 million Advances to the Treasurer, which will be allocated across functions as the funds are spent in the Budget Year.

9-22	Budget Statement 2009-10

Table 9.10: Public Non-financial Corporation Sector Operating Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Grants and subsidies	2,501	3,115	4,258	3,579	4,255	5,414	4,959	4,310	4,173
Sale of goods and services	11,067	11,247	11,753	12,941	14,120	16,347	18,000	19,067	20,352
Interest	74	112	125	136	122	80	85	78	78
Other dividends and distributions	—	—	—	—	—	2	5	8	—
Other	649	742	769	785	703	717	718	653	685
Total Revenue from transactions	14,291	15,216	16,905	17,441	19,200	22,560	23,767	24,116	25,288

Expenses from Transactions
Employee	3,272	3,403	3,275	3,531	3,883	4,024	4,096	4,210	4,340
Superannuation
- Superannuation interest cost	(3)	(42)	(108)	(128)	(30)	(36)	(37)	(38)	(39)
- Other superannuation expenses	496	263	262	340	363	352	366	382	397
Depreciation and amortisation	2,050	2,076	2,154	2,249	2,678	2,829	3,064	3,259	3,466
Interest	856	879	951	1,073	1,314	1,555	1,886	2,128	2,349
Income tax expense	475	598	714	707	564	712	799	877	948
Other operating	6,038	6,152	6,212	7,034	7,913	9,162	9,748	10,114	10,731
Grants and transfers
- Current grants and transfers	112	187	217	198	326	438	313	281	189
- Capital grants and transfers	16	2	2	3	1	3	10	—	—
Total Expenses from transactions	13,312	13,518	13,679	15,007	17,012	19,039	20,245	21,213	22,381

NET OPERATING BALANCE — SURPLUS AFTER TAX	979	1,698	3,226	2,434	2,188	3,521	3,522	2,903	2,907

Budget Statement 2009-10	9-23

Table 9.10: Public Non-financial Corporation Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Other economic flows included in the operating result
Gain/(Loss) from superannuation	—	—	(26)	86	—	—	—	—	—
Gain/(Loss) from other liabilities	—	—	—	—	(6)	—	—	—	—
Other net gains/(losses)	128	78	(83)	312	(275)	(94)	(259)	6	12
Share of earnings from associates (excluding dividends)	—	6	33	1	—	—	—	—	—
Other	(13)	(261)	(78)	37	333	(51)	(25)	(33)	(41)

Operating result (accounting basis)	1,094	1,521	3,072	2,870	2,240	3,376	3,238	2,876	2,878

Other economic flows — other non owner movements in equity
Superannuation actuarial gain/(loss)	(19)	649	210	(630)	(1,966)	117	294	(81)	(56)
Revaluations	(3,196)	(415)	2,008	4,685	(1,561)	80	993	2,067	1,716
Net gain/(loss) on financial instruments at fair value	—	(55)	(1,335)	1,303	(14)	(252)	1	(3)	—
Other	(3)	(9)	(9)	(8)	—	—	—	—	—

Comprehensive result — total change in net worth before transactions with owners(b)	(2,124)	1,691	3,946	8,220	(1,301)	3,321	4,526	4,859	4,538

9-24	Budget Statement 2009-10

Table 9.10: Public Non-financial Corporation Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES
Comprehensive result — total change in net worth before transactions with owners(b)	(2,124)	1,691	3,946	8,220	(1,301)	3,321	4,526	4,859	4,538
Less: Net other economic flows	3,103	7	(720)	(5,786)	3,489	200	(1,004)	(1,956)	(1,631)
equals: Net operating balance	979	1,698	3,226	2,434	2,188	3,521	3,522	2,903	2,907
less Net acquisition of non-financial assets
Purchase of non-financial assets	3,643	4,435	5,510	6,494	8,307	10,114	9,441	8,405	7,744
Sales of non-financial assets	(202)	(264)	(426)	(570)	(281)	(500)	(478)	(363)	(285)
less Depreciation	(2,050)	(2,076)	(2,154)	(2,249)	(2,678)	(2,829)	(3,064)	(3,259)	(3,466)
plus Change in inventories	97	(3)	63	57	240	(2)	63	11	67
plus Other movements in non-financial assets
- assets acquired utilising finance leases	3	—	—	—	104	219	382	573	549
- other	126	148	240	233	211	213	308	234	244
equals Total Net acquisition of non-financial assets	1,617	2,240	3,233	3,965	5,903	7,215	6,652	5,601	4,853
equals Net Lending/(Borrowing) [Fiscal Balance]	(638)	(542)	(7)	(1,531)	(3,715)	(3,694)	(3,130)	(2,698)	(1,946)
OTHER AGGREGATES
Capital expenditure(c)	3,646	4,435	5,510	6,494	8,411	10,333	9,823	8,978	8,293
Dividends accrued(d)	930	1,173	1,162	1,323	900	1,249	1,408	1,540	1,551

(a)	AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts prior to 2008-09 have been classified according to the new standard, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to accounting policies. The actual movement in balance sheet net worth may therefore differ.

(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired utilising finance leases.

(d)	Net borrowing for the PNFC sector excludes the impact of dividends accrued, and so may not fully reflect the sector’s call on the financial markets.

Budget Statement 2009-10	9-25

Table 9.11: Public Non-financial Corporation Sector Balance Sheet(a)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	1,476	1,806	1,675	2,063	1,447	1,118	1,405	1,605	1,891
Receivables	2,016	2,049	2,757	1,984	2,114	2,125	2,221	2,302	2,501
Tax equivalents receivable	—	4	3	36	8	10	—	2	—
Financial assets at fair value	358	535	1,333	919	937	792	867	750	789
Advances paid	—	—	—	18	21	37	33	20	8
Deferred tax equivalents	660	612	1,755	638	1,011	998	1,019	1,027	1,029
Equity
Investments in associates	5	16	—	—	—	—	—	—	—
Total Financial Assets	4,515	5,022	7,523	5,658	5,538	5,080	5,545	5,706	6,218
Non-financial assets
- Inventories	971	919	937	958	1,158	1,098	1,099	1,049	1,060
- Forestry stock and other biological assets	1,595	1,559	1,404	1,512	1,543	1,581	1,619	1,657	1,694
- Assets classified as held for sale	82	95	186	49	65	50	45	39	39
- Investment properties	1,053	1,162	1,088	1,247	1,260	1,263	1,106	1,258	1,998
Property, plant and equipment
- Land and Buildings	38,603	39,204	40,468	42,606	42,589	45,121	46,622	47,546	47,664
- Plant and Equipment	3,996	3,838	3,827	4,012	3,933	4,086	4,703	5,581	6,270
- Infrastructure Systems	38,746	39,435	43,813	50,346	52,906	57,102	62,286	67,866	72,770
Intangibles	888	886	1,024	1,071	1,255	1,369	1,430	1,496	1,463
Other	286	258	490	328	362	231	234	251	245
Total Non-financial Assets	86,220	87,356	93,237	102,129	105,071	111,901	119,144	126,743	133,203

Total Assets	90,735	92,378	100,760	107,787	110,609	116,981	124,689	132,449	139,421

9-26	Budget Statement 2009-10

Table 9.11: Public Non-financial Corporation Sector Balance Sheet(a) (cont)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Liabilities
Deposits held	120	98	131	107	104	65	66	66	67
Payables	2,327	2,471	3,416	2,897	2,936	2,857	3,044	3,079	3,183
Tax equivalents payable	151	236	262	233	197	350	442	458	460
Borrowings and derivatives at fair value	—	151	2,983	477	509	409	399	394	394
Borrowings at amortised cost	13,860	15,118	16,158	18,794	23,359	27,974	32,548	36,815	40,611
Advances received	1,041	599	573	562	565	559	550	541	530
Employee provisions	1,857	2,078	1,917	1,994	2,017	2,073	2,134	2,197	2,269
Superannuation provisions(b)	1,084	427	(294)	135	2,154	1,977	1,624	1,647	1,662
Deferred tax equivalent provisions	4,735	4,641	5,925	5,708	4,794	4,632	4,622	4,646	4,664
Other provisions	1,290	1,517	1,573	1,810	1,368	1,659	1,735	1,847	1,857
Other	822	898	828	924	883	829	1,154	1,139	1,130

Total Liabilities	27,287	28,234	33,472	33,641	38,886	43,384	48,318	52,829	56,827

NET ASSETS	63,448	64,144	67,288	74,146	71,723	73,597	76,371	79,620	82,594

Net Worth
Accumulated Funds	35,039	36,398	39,246	40,409	39,553	41,607	43,394	44,583	45,845
Reserves	28,409	27,746	28,042	33,737	32,170	31,990	32,977	35,037	36,749

NET WORTH	63,448	64,144	67,288	74,146	71,723	73,597	76,371	79,620	82,594

Net Financial Worth	(22,772)	(23,212)	(25,949)	(27,983)	(33,348)	(38,304)	(42,773)	(47,123)	(50,609)
Net Financial Liabilities	22,772	23,212	25,949	27,983	33,348	38,304	42,773	47,123	50,609
Net Debt(c)	13,187	13,625	16,837	16,940	22,132	27,060	31,258	35,441	38,914

(a)	These tables have been presented on a liquidity basis as per AASB 1049. AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between June 2008 and June 2009 indicates the time series break related to the adoption of AASB 1049. Amounts prior to June 2009 have been classified and measured according to the new standard, where practicable. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(c)	Net debt comprises of the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

Budget Statement 2009-10	9-27

Table 9.12: Public Non-financial Corporation Sector Cash Flow Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Receipts from sales of goods & services	11,360	11,425	11,105	14,093	14,329	16,582	18,214	19,086	20,374
Grants and subsidies received	2,512	3,108	4,402	3,579	4,255	5,414	4,959	4,310	4,173
Interest receipts	75	113	125	136	122	80	85	77	79
Other receipts	2,146	2,171	2,156	2,450	2,342	2,258	2,541	2,224	2,303
Total Operating Receipts	16,093	16,817	17,788	20,258	21,048	24,334	25,799	25,697	26,929

Cash Payments for Operating Activities
Payments for employees	(3,070)	(3,328)	(3,093)	(3,652)	(4,126)	(4,243)	(4,297)	(4,422)	(4,553)
Payments for superannuation	(444)	(230)	(691)	(328)	(279)	(377)	(388)	(402)	(399)
Payments for goods & services	(6,039)	(6,193)	(5,530)	(7,671)	(8,051)	(9,340)	(9,543)	(9,939)	(10,497)
Grants & subsidies paid	(109)	(185)	(193)	(193)	(323)	(438)	(313)	(281)	(189)
Interest paid	(827)	(873)	(966)	(1,055)	(1,238)	(1,485)	(1,786)	(2,039)	(2,259)
Income tax equivalents paid	(872)	(457)	(657)	(776)	(597)	(642)	(786)	(967)	(1,073)
Other payments	(1,355)	(1,542)	(1,770)	(1,873)	(1,896)	(1,719)	(1,788)	(1,750)	(1,820)
Total Operating Payments	(12,716)	(12,808)	(12,900)	(15,548)	(16,510)	(18,244)	(18,901)	(19,800)	(20,790)

Net Cash Flow s from Operating Activities	3,377	4,009	4,888	4,710	4,538	6,090	6,898	5,897	6,139

Cash Flow s from Investments in Non-Financial Assets
Sales of non-financial assets	157	308	449	576	190	500	478	459	285
Purchases of non-financial assets	(3,543)	(4,313)	(5,396)	(6,404)	(8,195)	(10,123)	(9,501)	(8,464)	(7,777)

Net Cash Flow s from Investments in Non-Financial Assets	(3,386)	(4,005)	(4,947)	(5,828)	(8,005)	(9,623)	(9,023)	(8,005)	(7,492)

9-28	Budget Statement 2009-10

Table 9.12: Public Non-financial Corporation Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	—	1	—	—	—	6	9	13	12
Payments	(2)	—	—	(18)	(3)	(57)	(19)	(70)	(12)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	(2)	1	—	(18)	(3)	(51)	(10)	(57)	—

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	402	258	277	284	45	72	64	202	44
Payments	(233)	(198)	(179)	(153)	(278)	(140)	(150)	(89)	(90)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	169	60	98	131	(233)	(68)	(86)	113	(46)

Cash Flows from Financing Activities
Advances received	2	—	—	8	4	—	—	—	—
Advances repaid	(118)	(81)	(242)	(129)	(38)	(190)	(359)	(28)	(29)
Proceeds from borrowings	2,189	2,736	3,341	4,906	5,060	5,404	4,923	4,522	3,744
Repayments of borrowings	(1,082)	(1,455)	(2,125)	(2,205)	(598)	(1,032)	(732)	(829)	(546)
Dividends paid	(925)	(918)	(1,157)	(1,163)	(1,323)	(820)	(1,328)	(1,413)	(1,540)
Deposits received (net)	38	(17)	33	(24)	(9)	(40)	—	—	—
Other financing (net)	(14)	—	—	—	—	—	—	—	—

Net Cash Flows from Financing Activities	90	265	(150)	1,393	3,096	3,322	2,504	2,252	1,629

Net Increase/(Decrease) in Cash Held	248	330	(111)	388	(607)	(330)	283	200	230

Budget Statement 2009-10	9-29

Table 9.12: Public Non-financial Corporation Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Derivation of the Cash Result
Net cash flows from operating activities	3,377	4,009	4,888	4,710	4,538	6,090	6,898	5,897	6,139
Net Cash Flows from investments in non-financial assets	(3,386)	(4,005)	(4,947)	(5,828)	(8,005)	(9,623)	(9,023)	(8,005)	(7,492)
Dividends paid	(925)	(918)	(1,157)	(1,163)	(1,323)	(820)	(1,328)	(1,413)	(1,540)

Cash Surplus/(Deficit)	(934)	(914)	(1,216)	(2,281)	(4,790)	(4,353)	(3,453)	(3,521)	(2,893)

(a)	AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts prior to 2008-09 have been classified according to the new standard. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.
Table 9.13: Derivation of ABS GFS Public Non-financial Corporation Sector Cash Surplus/(Deficit)(a)

Cash Surplus/(Deficit)	(934)	(914)	(1,216)	(2,281)	(4,790)	(4,353)	(3,453)	(3,521)	(2,893)
Assets acquired under finance leases	(3)	—	—	—	(104)	(219)	(382)	(573)	(549)
Other financing arrangements(b)	(54)	(166)	(137)	(96)	(20)	9	61	(38)	33

ABS GFS Surplus/(Deficit)	(991)	(1,080)	(1,353)	(2,377)	(4,914)	(4,563)	(3,774)	(4,132)	(3,409)

(a)	AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts prior to 2008-09 have been classified according to the new standard. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	Comprises of movements in payables and receivables of a capital nature.

9-30	Budget Statement 2009-10

Table 9.14: Non-financial Public Sector Operating Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Revenue from Transactions
Taxation	14,724	15,218	17,269	17,793	16,835	17,035	18,788	20,014	20,976
Grants and Subsidies
- Commonwealth — general purpose	10,181	10,720	10,938	11,942	11,781	12,621	13,526	14,527	15,380
- Commonwealth — national agreements	6,010	7,320	6,813	7,587	6,595	6,621	6,987	7,381	7,743
- Commonwealth — national partnership payments	—	—	—	—	3,198	5,796	4,042	2,970	2,641
- Other grants and subsidies	520	414	358	476	307	443	461	412	416
Sale of goods and services	13,172	13,667	14,517	15,812	17,157	19,416	21,299	22,554	24,064
Interest	1,073	1,361	1,410	(89)	510	414	408	417	442
Dividend and income tax equivalent income from other sectors	39	26	46	32	92	52	58	60	60
Other dividends and distributions	64	41	29	—	135	207	219	261	264
Fines, regulatory fees and other	2,347	2,757	2,969	3,116	3,795	3,500	3,950	3,814	3,879
Total Revenue from transactions	48,130	51,524	54,349	56,669	60,405	66,105	69,738	72,410	75,865

Expenses from Transactions
Employee	20,388	21,463	22,152	24,019	25,542	26,736	28,039	29,412	30,606
Superannuation
- Superannuation interest cost	1,110	891	641	349	666	816	885	999	1,020
- Other superannuation	2,198	2,029	2,084	2,235	2,375	2,529	2,558	2,579	2,606
Depreciation and amortisation	4,041	4,203	4,461	4,715	5,328	5,745	6,215	6,544	6,855
Interest	1,995	2,014	2,179	2,319	2,675	3,031	3,664	4,072	4,396
Other property	—	—	2	—	1	1	1	1	1
Other operating	13,658	13,733	14,689	15,596	17,126	18,841	19,914	20,644	21,576
Grants and transfers expenses
- Current grants and transfers	3,830	4,082	4,545	5,418	5,637	6,129	5,879	6,185	6,227
- Capital grants and transfers	621	656	737	834	1,103	994	585	525	580
Total Expenses from transactions	47,841	49,071	51,490	55,485	60,453	64,822	67,740	70,961	73,867

NET OPERATING BALANCE — SURPLUS	289	2,453	2,859	1,184	(48)	1,283	1,998	1,449	1,998

Budget Statement 2009-10	9-31

Table 9.14: Non-financial Public Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Other economic flows included in the operating result
Gain/(Loss) from superannuation	—	—	(26)	197	—	—	—	—	—
Gain/(Loss) from other liabilities	—	—	—	21	(399)	(3)	59	(58)	(58)
Other net gains/(losses)	112	18	(135)	264	(997)	303	221	559	593
Share of earnings from associates (excluding dividends)	21	184	41	77	(62)	35	25	14	11
Other	(296)	(326)	(217)	(122)	(107)	(37)	(60)	(65)	(66)

Operating result (accounting basis)	126	2,329	2,522	1,621	(1,613)	1,581	2,243	1,899	2,478

Other economic flows — other non owner movements in equity
Superannuation actuarial gains/(loss)	(3,383)	4,743	3,526	(3,846)	(15,646)	1,532	3,047	(261)	(231)
Revaluations	4,032	3,482	4,350	11,368	(1,389)	1,411	3,018	4,395	2,950
Net gain/(loss) on equity investments in other sectors	(6)	430	653	(1,518)	(59)	12	(15)	(21)	(27)
Net gain/(loss) on financial instruments at fair value	—	(79)	(1,924)	1,877	(24)	(258)	1	(4)	—
Other	99	(132)	11	(3)	—	—	—	—	—

Comprehensive result — total change in net worth before transactions with owner(b)	868	10,773	9,138	9,499	(18,731)	4,278	8,294	6,008	5,170

9-32	Budget Statement 2009-10

Table 9.14: Non-financial Public Sector Operating Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

KEY FISCAL AGGREGATES

Comprehensive result — total change in net worth before transactions with owner(b)	868	10,773	9,138	9,499	(18,731)	4,278	8,294	6,008	5,170
Less: Net other economic flows	(579)	(8,320)	(6,279)	(8,315)	18,683	(2,995)	(6,296)	(4,559)	(3,172)

equals: Net operating balance	289	2,453	2,859	1,184	(48)	1,283	1,998	1,449	1,998
less Net acquisition of non-financial assets
Purchase of non-financial assets	6,794	8,298	9,668	10,907	13,128	17,533	15,901	13,861	13,026
Sales of non-financial assets	(693)	(660)	(926)	(1,065)	(794)	(1,303)	(1,154)	(1,179)	(875)
less Depreciation	(4,041)	(4,203)	(4,461)	(4,715)	(5,328)	(5,745)	(6,215)	(6,544)	(6,855)
plus Change in inventories	72	3	98	50	244	7	58	12	55
plus Other movements in non-financial assets
- assets acquired utilising finance leases	190	81	131	251	566	456	809	691	659
- other	192	212	562	463	255	236	290	294	251
equals Total Net acquisition of non-financial assets	2,514	3,731	5,072	5,891	8,071	11,184	9,689	7,135	6,261
equals Net Lending/(Borrowing) [Fiscal Balance]	(2,225)	(1,278)	(2,213)	(4,707)	(8,119)	(9,901)	(7,691)	(5,686)	(4,263)

OTHER AGGREGATES
Capital expenditure(c)	6,984	8,379	9,799	11,158	13,694	17,989	16,710	14,552	13,685

(a)	AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts prior to 2008-09 have been classified according to the new standard, where practicable, based on available dissections between GFS transactions and other economic flows. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	‘Total change in net worth’ is before transactions with owners as owners, and before revisions to accounting policies. The actual movement in balance sheet net worth may therefore differ.

(c)	Capital expenditure comprises purchases of non-financial assets plus assets acquired utilising finance leases.

Budget Statement 2009-10	9-33

Table 9.15: Non-financial Public Sector Balance Sheet(a)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Assets
Financial assets
Cash and cash equivalent assets	2,905	4,265	4,113	4,362	4,104	3,791	4,175	4,504	4,932
Receivables	4,700	4,727	5,815	5,665	5,362	5,292	5,365	5,498	5,628
Tax equivalents receivable	19	28	—	7	30	31	11	11	14
Financial assets at fair value	12,400	14,461	8,422	6,895	6,422	6,957	7,381	7,804	8,446
Advances paid	217	242	223	255	287	459	468	453	439
Equity
Investments in other public sector entities	(368)	62	715	144	993	991	976	955	928
Investments in associates	1,044	1,501	1,519	1,622	1,065	1,100	1,124	1,139	1,150
Other	6	6	5	4	4	4	3	4	4

Total Financial Assets	20,923	25,292	20,812	18,954	18,267	18,625	19,503	20,368	21,541
Non-financial assets
- Inventories	1,121	1,076	1,111	1,124	1,383	1,332	1,328	1,279	1,278
- Forestry stock and other biological assets	1,595	1,559	1,409	1,519	1,549	1,588	1,626	1,664	1,701
- Assets Classified as Held For Sale	531	326	395	193	262	218	165	144	138
- Investment Properties	1,293	1,513	1,400	1,546	1,562	1,565	1,408	1,560	2,301
Property, plant and equipment
- Land and Buildings	81,410	84,488	86,890	90,855	92,226	98,160	101,959	103,504	104,183
- Plant and Equipment	10,113	10,195	10,529	10,922	11,342	11,572	12,240	13,040	13,632
- Infrastructure Systems	72,944	76,052	82,289	94,790	99,466	105,931	114,320	123,443	130,720
Intangibles	1,333	1,419	1,569	1,767	2,080	2,298	2,377	2,346	2,221
Other	1,492	1,542	1,947	1,893	2,050	2,052	1,958	2,112	2,244
Total Non-financial Assets	171,832	178,170	187,539	204,609	211,920	224,716	237,381	249,092	258,418

Total Assets	192,755	203,462	208,351	223,563	230,187	243,341	256,884	269,460	279,959

9-34	Budget Statement 2009-10

Table 9.15: Non-financial Public Sector Balance Sheet(a) (cont)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Liabilities
Deposits held	162	173	222	204	160	118	122	127	132
Payables	4,457	4,854	5,778	5,778	5,589	5,521	5,726	5,834	5,966
Borrowings and derivatives at fair value	27	192	2,983	478	508	409	399	394	394
Borrowings at amortised cost(b)	25,704	27,481	29,142	32,185	39,528	49,754	57,084	62,760	67,245
Advances received	1,641	923	892	864	836	807	778	747	717
Employee provisions	9,341	10,169	10,265	10,686	11,483	11,712	11,829	12,051	12,270
Superannuation provisions(c)	26,737	23,556	14,068	17,761	33,821	32,659	29,905	30,402	30,760
Other provisions	5,621	5,468	5,448	5,404	5,566	5,568	5,721	5,912	6,165
Other(b)	1,728	3,137	2,926	3,055	3,375	3,209	3,441	3,346	3,264

Total Liabilities	75,418	75,953	71,724	76,415	100,866	109,757	115,005	121,573	126,913

NET ASSETS	117,337	127,509	136,627	147,148	129,321	133,584	141,879	147,887	153,046

Budget Statement 2009-10	9-35

Table 9.15: Non-financial Public Sector Balance Sheet(a) (cont)

	June 2005	June 2006	June 2007	June 2008	June 2009	June 2010	June 2011	June 2012	June 2013
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Net Worth
Accumulated Funds	58,628	65,444	72,059	70,898	54,045	57,194	62,520	64,189	66,458
Reserves	58,709	62,065	64,568	76,250	75,276	76,390	79,359	83,698	86,588

NET WORTH	117,337	127,509	136,627	147,148	129,321	133,584	141,879	147,887	153,046

Net Financial Worth	(54,495)	(50,661)	(50,912)	(57,461)	(82,599)	(91,132)	(95,502)	(101,205)	(105,372)

Net Financial Liabilities	54,127	50,723	51,627	57,605	83,592	92,123	96,478	102,160	106,300
Net Debt (b)(d)(e)	12,012	9,801	20,481	22,219	30,219	39,881	46,359	51,267	54,671

(a)	These tables have been presented on a liquidity basis as per AASB 1049. AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between June 2008 and June 2009 indicates the time series break related to the adoption of AASB 1049. Amounts prior to June 2009 have been classified and measured according to the new standard, where practicable. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavours basis.

(b)	During 2008-09, the RTA has reclassified its Sydney Harbour Tunnel obligations from ‘other liabilities’ to ‘borrowings’. This reclassification has been revised in the historic balance sheets. It results in an increase in net debt of between $0.3 billion and $0.4 billion across earlier years.

(c)	Superannuation liabilities are reported net of prepaid superannuation contribution assets.

(d)	Net debt comprises of the sum of deposits held, borrowings and advances received, minus the sum of cash and cash equivalents, financial assets at fair value and advances paid.

(e)	Derivation of Underlying Net Debt is as follows:

Net Debt(d)	12,012	9,801	20,481	22,219	30,219	39,881	46,359	51,267	54,671
Impact of deposits to the Liability Management Fund	4,001	5,307	—	—	—	—	—	—	—
Underlying Net Debt	16,013	15,108	20,481	22,219	30,219	39,881	46,359	51,267	54,671

9-36	Budget Statement 2009-10

Table 9.16: Non-financial Public Sector Cash Flow Statement(a)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Receipts from Operating Activities
Taxes received	14,420	15,277	16,748	17,683	17,222	17,030	18,796	20,038	21,025
Receipts from sales of goods & services	14,366	14,591	14,836	17,203	18,377	20,501	22,434	23,388	24,934
Grants and subsidies received	16,337	18,495	18,000	19,872	21,935	25,411	24,977	25,298	26,208
Interest receipts	1,033	1,423	1,429	(91)	497	415	424	423	447
Dividends and income tax equivalents	49	101	24	42	58	98	53	59	60
Other Receipts	5,426	5,934	5,976	6,516	7,137	6,909	7,560	7,281	7,392
Total Operating Receipts	51,631	55,821	57,013	61,225	65,226	70,364	74,244	76,487	80,066

Cash Payments for Operating Activities
Payments for employees	(19,616)	(20,813)	(21,995)	(23,442)	(25,065)	(26,447)	(27,787)	(29,161)	(30,389)
Payments for superannuation	(1,469)	(1,401)	(3,429)	(2,579)	(2,656)	(3,009)	(3,186)	(3,379)	(3,538)
Special contribution to superannuation	—	—	(5,308)	—	—	—	—	—	—
Payments for goods & services	(14,715)	(15,164)	(15,634)	(17,760)	(19,442)	(21,123)	(21,820)	(22,739)	(23,498)
Grants & subsidies paid	(3,409)	(3,757)	(4,339)	(5,013)	(5,283)	(5,564)	(4,901)	(4,937)	(5,064)
Interest paid	(1,554)	(1,830)	(1,796)	(1,928)	(2,140)	(2,483)	(3,074)	(3,480)	(3,785)
Other payments	(1,566)	(4,521)	(4,443)	(4,657)	(4,612)	(4,546)	(4,570)	(4,554)	(4,672)
Total Operating Payments	(42,329)	(47,486)	(56,944)	(55,379)	(59,198)	(63,172)	(65,338)	(68,250)	(70,946)

Net Cash Flows from Operating Activities	9,302	8,335	69	5,846	6,028	7,192	8,906	8,237	9,120

Cash Flows from Investments in Non-Financial Assets
Sales of non-financial assets	641	738	973	1,081	801	1,303	1,154	1,179	876
Purchases of non-financial assets	(6,702)	(8,167)	(9,530)	(10,711)	(13,217)	(17,543)	(15,987)	(13,922)	(13,060)

Net Cash Flows from Investments in Non-Financial Assets	(6,061)	(7,429)	(8,557)	(9,630)	(12,416)	(16,240)	(14,833)	(12,743)	(12,184)

Budget Statement 2009-10	9-37

Table 9.16: Non-financial Public Sector Cash Flow statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Cash Flows from Investments in Financial Assets for Policy Purposes
Receipts	101	29	65	9	34	56	64	77	71
Payments	(75)	(51)	(51)	(72)	(179)	(448)	(86)	(64)	(66)

Total Cash Flows from Investments in Financial Assets for Policy Purposes	26	(22)	14	(63)	(145)	(392)	(22)	13	5

Net Flows from Investments in Financial Assets for Liquidity Purposes
Receipts	691	2,360	8,708	1,497	418	146	144	220	65
Payments	(2,981)	(4,155)	(1,869)	(210)	(863)	(746)	(380)	(341)	(364)

Net Cash Flows from Investments in Financial Assets for Liquidity Purposes	(2,290)	(1,795)	6,839	1,287	(445)	(600)	(236)	(121)	(299)

Cash Flows from Financing Activities
Advances received	19	6	—	7	4	—	—	—	—
Advances repaid	(44)	(131)	(46)	(49)	(49)	(49)	(50)	(54)	(52)
Proceeds from borrowings	3,324	4,250	3,860	5,256	7,895	11,369	7,851	6,376	4,846
Repayments of borrowings	(1,728)	(2,324)	(2,277)	(2,372)	(1,079)	(1,576)	(1,241)	(1,384)	(1,069)
Deposits received (net)	51	15	48	(19)	(53)	(43)	3	4	4
Other financing (net)	(2,765)	417	(53)	—	9	—	—	—	—

Net Cash Flows from Financing Activities	(1,143)	2,233	1,532	2,823	6,727	9,701	6,563	4,942	3,729

Net Increase/(Decrease) in Cash Held	(166)	1,322	(103)	263	(251)	(339)	378	328	371

9-38	Budget Statement 2009-10

Table 9.16: Non-financial Public Sector Cash Flow Statement(a) (cont)

	2004-05	2005-06	2006-07	2007-08	2008-09	2009-10	2010-11	2011-12	2012-13
	Actual	Actual	Actual	Actual	Revised	Budget	Forward estimates
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Derivation of the Cash Result

Net cash flows from operating activities	9,302	8,335	69	5,846	6,028	7,192	8,906	8,237	9,120
Net Cash Flows from investments in non-financial assets	(6,061)	(7,429)	(8,557)	(9,630)	(12,416)	(16,240)	(14,833)	(12,743)	(12,184)

Cash Surplus/(Deficit)(b)	3,241	906	(8,488)	(3,784)	(6,388)	(9,048)	(5,927)	(4,506)	(3,064)

(a)	AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts prior to 2008-09 have been classified according to the new standard. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavors basis.

(b)	Derivation of underlying Cash Surplus/(Deficit) is as follows:
Derivation of Underlying Cash Surplus/(Deficit)

Cash Surplus/(Deficit)	3,241	906	(8,488)	(3,784)	(6,388)	(9,048)	(5,927)	(4,506)	(3,064)
Impact of deposits to the Liability Management Fund	(1,150)	(1,307)	5,308	—	—	—	—	—	—

Underlying Cash Surplus/(Deficit)	2,091	(401)	(3,180)	(3,784)	(6,388)	(9,048)	(5,927)	(4,506)	(3,064)

Table 9.17: Derivation of ABS GFS Non-financial Public Sector Cash Surplus/(Deficit)(a)

Cash Surplus/(Deficit)	3,241	906	(8,488)	(3,784)	(6,388)	(9,048)	(5,927)	(4,506)	(3,064)
Assets acquired under finance leases	(190)	(81)	(131)	(251)	(566)	(456)	(809)	(691)	(659)
Other financing arrangements(b)	(40)	(209)	(186)	(211)	82	11	85	61	33

ABS GFS Surplus/(Deficit)	3,011	616	(8,805)	(4,246)	(6,872)	(9,493)	(6,651)	(5,136)	(3,690)

(a)	AASB 1049 was first time adopted for the 2008-09 Budget. The vertical dotted between 2007-08 and 2008-09 indicates the time series break related to the adoption of AASB 1049. Amounts prior to 2008-09 have been classified according to the new standard. However, where some historic dissections have not been available, the historic financial information has been reported on a best endeavors basis.

(b)	Comprises of movements in payables and receivables of a capital nature

Budget Statement 2009-10	9-39

9.4 LOAN COUNCIL ALLOCATION
The Australian and each State and Territory government nominate a Loan Council Allocation (LCA) each year. The LCA is a measure of each jurisdiction’s net call on financial markets in a given financial year in order to meet its budget objectives. The New South Wales LCA for 2009-10 was approved at the March 2009 meeting of the Ministerial Council.
Table 9.18 compares the 2009-10 LCA bid based on the 2008-09 Half-Yearly Budget Review, with a revised LCA based on 2009-10 Budget estimates. The revised estimates take into account fiscal and economic developments that have occurred since the Half-Yearly Review.
The 2009-10 estimated LCA is a deficit of $10.1 billion compared to an original deficit allocation of $6.6 billion. The variance of $3.5 billion exceeds the tolerance limit set by Loan Council. The tolerance limit for 2009-10 is $1.4 billion and is calculated as 2 per cent of cash receipts from operating activities for the non-financial public sector. The increase in the Loan Council Allocation requirement has occurred primarily due to higher capital expenditure, lower own source revenues in line with the economic downturn, offset by additional Australian Government fiscal stimulus funding. Details of increases in general government capital expenditure are contained in section 3 in Chapter 1.
Table 9.18: Loan Council allocation estimates

	2009-10	2009-10
	Loan Council	Budget-time
	Allocation	Estimate
	$m	$m

General government sector cash surplus/(deficit)	(1,077)	(4,695)

Public Non-financial Corporations sector cash surplus/(deficit)	(4,284)	(4,353)
Non-financial public sector cash surplus/(deficit) (a)	(5,362)	(9,048)
Acquisitions under finance leases and similar arrangements (b)	(406)	(445)
Equals: ABS GFS cash surplus/(deficit)	(5,768)	(9,493)
Net cash flows from investments in financial assets for policy purposes	(187)	(392)
Memorandum items (c)	(676)	(221)

Loan Council Allocation	(6,631)	(10,106)

(a)	May not directly equate to the sum of the general government and PNFC cash deficits due to intersectoral transfers which are netted out.

(b)	Finance leases and similar arrangements are shown separately as they are deducted from the AASB 1049 cash surplus to derive the ABS GFS cash surplus.

(c)	Memorandum items are used to adjust the ABS deficit to include in LCAs certain transactions, such as operating leases that have many of the characteristics of public sector borrowings but do not constitute formal borrowings. They are also used, where appropriate, to deduct from the ABS deficit certain transactions that Loan Council has agreed should not be included in LCAs — for example, the funding of more than employers’ emerging costs under public sector superannuation schemes, or borrowings by entities such as universities.

9-40	Budget Statement 2009-10

Public Private Partnerships
As confirmed at the 1997 Loan Council meeting, States are to report their full contingent exposure to Public Private Partnerships, where the financial impact is not already reflected within the Loan Council Allocation. Exposure is to be measured by the Government’s termination liabilities in a case of private sector default and disclosed as a footnote to, rather than a component of, Loan Council Allocations.
Contracts Entered Into or Expected to be Entered into in 2008-09
None to be reported.
Contracts Entered into or Expected to be Entered into in 2009-10
M2 Motorway
The Government is in negotiations with the current owner and operator of the M2 Motorway, The Hills Motorway Limited, on a proposal for the upgrading of the M2 Motorway.

Government Contingent Liability	To Be Determined
Liverpool Hospital Car Park
Department of Health issued a tender to the incumbent operator, International Parking Group Pty Ltd, for the expansion of car parking facilities at Liverpool Hospital subject to the satisfactory resolution of key commercial terms. The project requires the private sector to:
•	finance, design, construct and operate a new 800 car space multi-deck car park

•	finance and commission a new basement car park in the new clinical services building, and

•	operate and maintain car parking facilities at Liverpool Hospital for a term of 25 years, or as otherwise agreed.

Government Contingent Liability	To Be Determined

Budget Statement 2009-10	9-41

APPENDIX A: PROGRESS AGAINST FISCAL RESPONSIBILITY ACT 2005 TARGETS AND PRINCIPLES

Fiscal	Progress	Legislative
Target	Indicator	Target	Status

Fiscal target:

• Medium term	General government sector net financial liabilities	At or below 7.5 per cent GSP by June 2010	General government net financial liabilities estimated to be 14.5 per cent of GSP at 30 June 2010, but falling to 12.6 per cent by 2013.

	General government sector net debt	Maintain as share of GSP at or below level at June 2005 (0.9 per cent of GSP)	Due to the increased capital program general government net debt is estimated to be 3.4 per cent of GSP at 30 June 2010.

• Long term	General government sector net financial liabilities	At or below 6 per cent of GSP by June 2015	General government net financial liabilities are estimated to be 12.6 per cent of GSP at 30 June 2013.

	General government sector net debt	Maintain as share of GSP at or below level at June 2005	General government net debt estimated to be stable at 3.6 per cent of GSP at 30 June 2013.

	Total state sector unfunded super-annuation liabilities	Eliminated by 30 June 2030	Employer contributions being assessed periodically to ensure full funding by 2030.

Long-term funding plan recognises that gross liabilities will continue to increase, peaking in 2013, and then decline subsequently and be fully funded by 2030.

Total state underlying net unfunded superannuation liabilities are estimated to be $33.8 billion in June 2009 (9.0 per cent of GSP), and $30.8 billion in June 2013 (7.0 per cent of GSP).

Budget Statement 2009-10	A-1

Progress against Fiscal Responsibility Act 2005 Targets (cont)

Fiscal Principle	Progress Indicator	Legislative Target	Actual/Status

1. Keeping the Budget in surplus	Net operating result	Net operating result in surplus	Operating result projected to be in deficit in 2009-10 and 2010-11, and to return to surplus in 2011-12.

2. Constrained growth in net cost of services and expenses	Growth in net cost of services (NCOS) and expenses	4-year average annual growth (1) ending with the financial year prior to the Budget year; and	Average annual growth of the following variables for the 4-year periods ending 2008-09 and 2012-13 respectively are:
		(2) for the Budget year and forward estimates, not to exceed long-term average revenue growth	• Total expenses 6.6 per cent and 4.0 per cent. • NCOS is 7.0 per cent and 4.1 per cent. • Long-term average revenue growth is 5 per cent per annum.

3. Managing public sector employee costs	Public sector employee costs	Government policy in negotiating rates of pay and conditions to be consistent with fiscal targets	Government policy is net wage costs not to exceed 2.5 per cent. Agreements concluded in 2009-10 have incorporated 2.5 per cent increases with further increases offset by employee-related savings.

4. Evaluation of capital expenditure proposals	Stability of capital project budgets	Capital expenditure proposals to be evaluated in accordance with government procurement policy requirements	Analysis of construction projects commenced before and after the introduction of procurement reforms (including Gateway Business Case Reviews and enhanced Treasury monitoring) indicate a reduction in the order of 50 per cent in cost over runs.

With mandatory Strategic and Business Case Gateway Reviews a greater emphasis is being placed by agencies on project planning activities and the identification of service delivery options for projects over $10 million.

5. Managing State finances with a view to long-term fiscal pressures	The long-term fiscal gap	Reporting the impact of the Budget on the long-term fiscal gap	The 2009-10 Budget has a negative impact on the long-term fiscal gap, increasing the gap by 0.4 percentage points to 4.3 per cent of GSP.

6. General government net worth	General government sector net worth	At least maintain in real terms	General government net worth increased by an average 1.2 per cent per annum in real terms from June 1999 to June 2009.

7. Superannuation liabilities	Unfunded super liability of GG sector and PTE sector	Manage and fund the liability to meet the long-term target, subject to periodic review	(See long-term Fiscal Targets above).

A-2	Budget Statement 2009-10

Progress against Fiscal Responsibility Act 2005 Targets (cont)

Fiscal Principle	Progress Indicator	Legislative Target	Actual/Status

8. Total asset management	Best practice asset maintenance or management policies	Progress reporting in budget papers on measures to implement this principle	Treasury receives Total Asset Management (TAM) information from agencies that manage the bulk of general government holdings.

TAM information is an essential part of the capital budget process. Government uses TAM information to prioritise investments and forecast infrastructure requirements.

9. Prudent risk management	Financial risk management comprising total state sector net financial liabilities; contingent liabilities; and total state debt and financial assets	Progress reporting in budget papers on measures to implement this principle	Aggregate risk is managed by Treasury, TCorp and the NSW Self Insurance Corporation.

Includes ongoing review of asset allocation and risk management policies and procedures of authorities subject to the Public Authorities (Financial Arrangements) Act 1987.

Agency and project level risk identification procedures and strategies are in place or being developed through the Financial Management Framework, the Commercial Policy Framework; and Total Asset Management guidelines.

The latter incorporates Working with Government: Policy and Guidelines for Privately Financed Projects (as updated in 2006) dealing with private sector participation in the provision of public infrastructure.

In April 2008 the Government approved a better practice framework for key corporate governance practices in the NSW public sector. Treasury is currently developing an enhanced internal audit and risk management policy to strengthen both the independence of audit and risk committees and the role of enterprise-wide risk management. These governance arrangements are essential for prudent risk management at the agency level.

10. Tax restraint	Impact of tax policy measures	Adjustments to legislated tax rates, thresholds and bases to be made with maximum possible restraint; policies should enable predictability and stability of tax regime	Net effect of all tax policy changes since August 2005 is to reduce the NSW tax burden in 2009-10 by around $1.2 billion.

Budget Statement 2009-10	A-3

APPENDIX B: STATEMENT OF ACCOUNTING PRINCIPLES AND POLICIES
Consolidated Budget Financial Statements
From 2008-09 the budget has been reported on a harmonised GFS-GAAP basis. The format of the harmonised financial statements and aggregates is based on AASB 1049 Whole of Government and General Government Sector Financial Reporting.
Budget Paper No. 2 Budget Statement presents three budget financial statements that are consistent with AASB 1049:
•	Operating Statement

•	Balance Sheet

•	Cash Flow Statement.
The general rules adopted under AASB 1049 are:
•	Consolidated sector financial reports are prepared in accordance with recognition, measurement and disclosure requirements as per GAAP.

•	Where options exist in accounting standards, the option that is consistent with GFS must be chosen to minimise convergence differences. However, where there is any conflict between GAAP and GFS, GAAP prevails.

•	Amended presentation requirements exist including a harmonised operating statement. The statement dissects revenues and expenses into transactions and other economic flows, as defined by the ABS GFS Manual.
The disclosures in the financial statements have been refined slightly since last year’s Budget to reflect a more strict application of AASB 1049. For example, the balance sheet has been re-sequenced to disclose assets and liabilities in order of liquidity. In the 2008-09 Budget, disclosures followed the GFS sequencing, which does not necessarily reflect liquidity.

Budget Statement 2009-10	B-1

In adopting AASB 1049, full convergence of GFS and GAAP has not been achieved. This means that there are some differences between AASB 1049 harmonised aggregates in the budget papers and the pure GFS information that the ABS reports. For example, the ABS accrual treatment for a portion of Australian road transport grants paid in June 2006 differs to the cash recognition treatment adopted under accounting standards. Details of the other main convergence differences can be found in Chapter 9 under the heading Primary Financial Statements, where the convergence differences have been reported for each of the primary statements.
Since the adoption of AEIFRS, accounting standards require that historic financial information be restated for changes in accounting policies and corrections. Where practicable, any new accounting policy is applied prospectively from the earliest date.
It is impracticable to analyse all historic transactions to ensure reporting consistent with AASB 1049. A vertical line has been inserted between 2007-08 and 2008-09 financial data presented in this Budget Paper to represent a break in the time series. However, where practicable, the consolidated results published have been back cast on a harmonised GFS-GAAP basis on a best endeavours basis. Back casting has occurred for the periods preceding 2008-09, which is the first year that AASB 1049 was fully adopted.
Agency Accounting Based Reports
Agency statements in Budget Paper No. 3 Budget Estimates have been prepared in accordance with Australian Accounting Standards and generally accepted accounting principles (GAAP). As AASB 1049 is applicable for consolidated sector reporting only, the agency statements are not prepared on a GFS-GAAP harmonised basis1.
Agency operating statements include all accrued expenses and revenues and reflect the operating result for the individual general government agencies. This differs from the budget result (net operating balance) in Chapter 1 which is prepared on a AASB 1049 harmonised basis. The harmonised budget result has an economic focus and for this reason excludes from the net operating balance any revenues and expenses related to the revaluation of assets or liabilities. These types of revenues and expenses are largely outside the control of governments.

[1]	Accounting exposure draft ED 174 proposes to adopt GFS-GAAP harmonised reporting for entities within the general government sector. The AASB proposes to issue a standard in the third quarter of 2009, for adoption by general government entities no later than 2010-11.

B-2	Budget Statement 2009-10

Examples of these revenues or expenses included in the agency accounting operating result but excluded from the budget result are:
•	leave expenses associated with changes to liability discount rates

•	gains or losses on the sale of assets and

•	gains or losses associated with debt management activities.
The harmonised AASB 1049 operating statement discloses details of the above valuation adjustments as other economic flows, reporting them below the consolidated net operating balance (i.e. the Budget result for the general government sector). The AASB 1049 harmonised financial reports also reflect the accounting operating result which is the same concept as the agency operating result. However the difference is that for the harmonised AASB 1049 financial reports, the focus is on the budget result (net operating balance), above the accounting operating result, and the net operating balance is not disclosed in the agency operating statements.
The presentation of agency operating statements in Budget Paper No. 3 Budget Estimates is less than that required under accounting standards. This is because the budget paper presentation has been prepared to focus on agency operations and their net cost of services. Therefore, operating statements exclude government contributions that are normally required under accounting standards. In addition there is no disclosure of agency non-operating equity movements, as most agencies have minimal equity changes, aside from their operating results.
Departures from Australian Accounting Standards
Under the Public Finance and Audit Act 1983, the Treasurer is required to present a statement that discusses the nature of and the reasons for any departure from Australian Accounting Standards (AAS) principles in relation to general government financial statements.
The budget preparation departs from AAS in respect of the exclusion of certain reserve trusts created under the Crown Lands Act 1989.
There are approximately 33,000 Crown reserves in New South Wales. The NSW Government manages some of these reserves and local governments and trusts manage others. A project is in progress to identify and value Crown reserves ‘controlled’ by the NSW Government, and therefore should be recognised as assets of the NSW Government in the total state sector accounts.

Budget Statement 2009-10	B-3

The likely value of the reserves controlled by the NSW Government cannot be estimated with any certainty. Based on a preliminary assessment the total value of these reserves controlled by the NSW Government, but not currently recognised in the total state sector accounts is between $1 billion and $7 billion. However, the total value may be outside this range. The NSW Government will recognise the value of Crown reserves it controls in future total state sector accounts, once this project is complete and the value can be reliably estimated.
The Auditor-General has qualified his opinion on the 2007-08 total state sector Accounts. In his opinion:
As disclosed in Note 1 Statement of Significant Accounting Policies, under the heading Principle of Consolidation, the State is undertaking a project to identify and value the Crown reserves it controls under the Crown Lands Act 1989. Until the project is completed, I am unable to obtain all the information I require to form an opinion on the value of those Crown reserves that should be recognised as land in the financial report. My audit report for 30 June 2007 referred to the same matter.
It is expected that the project to classify and value Crown reserves will be completed in 2011.
Details of the main convergence differences between GFS and GAAP are explained in Chapter 9. Convergence differences are not departures from accounting standards, but merely differences in measurement or treatments between the two frameworks. In accordance with AASB 1049 requirements, full details of convergence differences will be disclosed in the 2008-09 Outcomes Report.
Budget Scope
The Budget incorporates all general government sector agencies as defined by the Australian Bureau of Statistics, subject to a materiality threshold. A list of NSW public sector agencies (classified according to sector) appears in Appendix C.
The general government sector covers all agencies that receive parliamentary appropriations or are regulatory in nature.
Defining the budget sector as equal to the general government sector improves transparency and accountability by providing a comprehensive picture of the non-commercial operations of the Government, and an independent definition of the budget’s scope.

B-4	Budget Statement 2009-10

The financial transactions of public financial enterprise (PFE) sector and public trading enterprise (PTE) sector agencies are not generally reflected in the budget aggregates.
However, there are exceptions to the above which the budget aggregates do include. These are:
•	explicit payments for social programs, which are non-commercial functions required of PTEs by the Government

•	dividends, tax equivalent payments and guarantee fees payable by the PTEs and PFEs which are shown as revenues in the general government sector and

•	general government sector investment in the PTE and PFE sectors entities.
Chapter 9 includes information on an ABS discussion paper that may result in future changes to the GFS classification of certain public trading enterprises, to treat them as general government agencies.

Budget Statement 2009-10	B-5

APPENDIX C: CLASSIFICATION OF AGENCIES
In accordance with the Government Finance Statistics framework, all entities controlled by the NSW Government are classified as being in either the general government sector or the non-general government sector.
Figure C.1: Structure of the Total State Sector
General government agencies typically deliver public services or are regulatory in nature. There are both budget dependent and non-budget dependent general government agencies which operate under the Financial Management Framework. Budget dependent agencies receive an appropriation from the Consolidated Fund. Non-budget dependent agencies source funds from regulatory and user charges and in some cases a grant from a budget dependent agency.
Non-general government agencies are generally commercially focussed entities and include public trading enterprises (PTEs) and public financial enterprises (PFEs). They operate under the Commercial Policy Framework, which aims to replicate disciplines and incentives that lead private sector businesses towards efficient commercial practices. The commercial agencies in this sector generally pay dividends and tax equivalent payments to the general government sector, in accordance with normal commercial principles.

Budget Statement 2009-10	C-1

Some PTEs address important social objectives and provide services to client groups on a subsidised basis. These include Rail Corporation New South Wales and Housing NSW, which receive substantial grants from the general government sector to provide these services.
The following table lists all material entities controlled by the NSW Government and the sector in which they are classified. There are other smaller entities that are not material to the budget and as such are not consolidated or listed in budget papers.
Table C.1: Classification of Agencies(a)

	ABS Category		Funding Category(b)
	General	Public Trading	Budget	Non-Budget
Agency/Activity	Government(c)	Enterprise(d)	Dependent	Dependent

Aboriginal Affairs, Department of	•		•
Aboriginal Housing Office	•			•
Ageing, Disability and Home Care, Department of	•		•
Art Gallery of New South Wales	•			•
Arts, Sport and Recreation, Department of the	•		•
Attorney General’s Department	•		•
Audit Office of New South Wales	•			•
Australian Museum	•			•
Barangaroo Delivery Authority	•			•
Board of Studies, Office of the	•		•
Border Rivers-Gwydir Catchment Management Authority	•			•
Building and Construction Industry Long Service Payments Corporation	•			•
Cancer Institute NSW	•			•
Casino, Liquor and Gaming Control Authority	•		•
Centennial Park and Moore Park Trust	•			•
Central West Catchment Management Authority	•			•
Children, Office for	•		•
City West Housing Pty Limited		•		•
Commerce, Department of	•		•
Community Relations Commission of New South Wales	•		•
Community Services, Department of	•		•
Corrective Services, Department of	•		•
Country Energy		•		•
Crime Commission, New South Wales	•		•
Crown Finance Entity	•		•
Crown Lands Homesites Program		•		•
Crown Leaseholds Entity	•			•
Delta Electricity		•		•

C-2	Budget Statement 2009-10

	ABS Category		Funding Category(b)
	General	Public Trading	Budget	Non-Budget
Agency/Activity	Government(c)	Enterprise(d)	Dependent	Dependent

Education and Training, Department of	•		•
Electoral Commission, New South Wales	•		•
Electricity Tariff Equalisation Ministerial Corporation	•			•
EnergyAustralia		•		•
Environment and Climate Change, Department of	•		•
Environmental Trust	•		•
Eraring Energy		•		•
Events New South Wales Pty Limited	•			•
Film and Television Office, New South Wales	•			•
Fire Brigades, New South Wales	•		•
Food Authority, NSW	•			•
Forests NSW		•		•
Hawkesbury-Nepean Catchment Management Authority	•			•
Health Care Complaints Commission	•		•
Health, Department of (including Area Health Services, Ambulance Service of NSW, Justice Health Service and Westmead Children’s Hospital)	•		•
Historic Houses Trust of New South Wales	•			•
Home Care Service of New South Wales	•		•
Home Purchase Assistance Fund	•			•
Housing NSW		•		•
Hunter Development Corporation	•			•
Hunter Region Sporting Venues Authority		•		•
Hunter Water Corporation		•		•
Hunter-Central Rivers Catchment Management Authority	•			•
Independent Commission Against Corruption	•		•
Independent Pricing and Regulatory Tribunal	•		•
Independent Transport Safety and Reliability Regulator	•		•
Integral Energy		•		•
Judicial Commission of New South Wales	•		•
Juvenile Justice, Department of	•		•
Lachlan Catchment Management Authority	•			•
Land and Property Information New South Wales	•			•
Land Development Working Account		•		•

Budget Statement 2009-10	C-3

	ABS Category		Funding Category(b)
	General	Public Trading	Budget	Non-Budget
Agency/Activity	Government(c)	Enterprise(d)	Dependent	Dependent

Landcom		•		•
Lands, Department of	•		•
Legal Aid Commission of New South Wales	•		•
Legislature, The	•		•
Liability Management Ministerial Corporation	•			•
Local Government, Department of	•		•
Lotteries Corporation, New South Wales		•		•
Lower Murray-Darling Catchment Management Authority	•			•
Luna Park Reserve Trust	•			•
Macquarie Generation		•		•
Maritime Authority of New South Wales	•			•
Minister Administering the Environmental Planning and Assessment Act	•			•
Motor Accidents Authority	•			•
Motor Accidents Authority, Office of the	•			•
Murray Catchment Management Authority	•			•
Murrumbidgee Catchment Management Authority	•			•
Museum of Applied Arts and Sciences	•			•
Namoi Catchment Management Authority	•			•
Natural Resources Commission	•		•
Newcastle Port Corporation		•		•
Northern Rivers Catchment Management Authority	•			•
NSW Businesslink Pty Limited	•			•
Ombudsman’s Office	•		•
Parramatta Stadium Trust		•		•
Payments to Other Government Bodies under the Control of the Minister	•		•
Planning, Department of	•		•
Police Force, NSW	•		•
Police Integrity Commission	•		•
Police, Ministry for	•		•
Port Kembla Port Corporation		•		•
Premier and Cabinet, Department of	•		•
Primary Industries, Department of	•		•
Public Prosecutions, Office of the Director of	•		•
Public Transport Ticketing Corporation		•		•
Public Trustee NSW	•			•

C-4	Budget Statement 2009-10

	ABS Category		Funding Category(b)
	General	Public Trading	Budget	Non-Budget
Agency/Activity	Government(c)	Enterprise(d)	Dependent	Dependent

Rail Corporation New South Wales		•		•
Rail Infrastructure Corporation		•		•
Redfern-Waterloo Authority	•			•
Rental Bond Board	•			•
Residual Business Management Corporation		•		•
Roads and Traffic Authority of New South Wales	•		•
Royal Botanic Gardens and Domain Trust	•		•
Rural Assistance Authority, New South Wales	•		•
Rural Fire Service, Department of	•		•
Self Insurance Corporation, New South Wales	•			•
Southern Rivers Catchment Management Authority	•			•
State and Regional Development, Department of	•		•
State Emergency Service	•		•
State Library of New South Wales	•			•
State Property Authority	•			•
State Records Authority	•			•
State Sports Centre Trust	•			•
State Transit Authority		•		•
State Water Corporation		•		•
Superannuation Administration Corporation	•			•
Sydney 2009 World Masters Games Organising Committee		•		•
Sydney Catchment Authority		•		•
Sydney Cricket and Sports Ground Trust		•		•
Sydney Ferries		•		•
Sydney Harbour Foreshore Authority		•		•
Sydney Metro		•		•
Sydney Metropolitan Catchment Management Authority	•			•
Sydney Olympic Park Authority	•		•
Sydney Opera House		•		•
Sydney Ports Corporation		•		•
Sydney Water Corporation		•		•
Teacher Housing Authority		•		•
TransGrid		•		•
Transport Infrastructure Development Corporation		•		•
Transport Safety Investigations, Office of	•		•
Transport, Ministry of	•		•

Budget Statement 2009-10	C-5

	ABS Category		Funding Category(b)
	General	Public Trading	Budget	Non-Budget
Agency/Activity	Government(c)	Enterprise(d)	Dependent	Dependent

Treasury	•		•
Water and Energy, Department of	•		•
Western Catchment Management Authority	•			•
Western Sydney Parklands Trust	•			•
Wollongong Sportsground Trust		•		•
WorkCover Authority	•			•
WorkCover Authority, Office of the	•			•
Workers’ Compensation (Dust Diseases) Board	•			•
World Youth Day Co-ordination Authority	•		•
WSN Environmental Solutions		•		•
Zoological Parks Board		•		•

(a)	While not listed here all public financial enterprises — NSW Treasury Corporation, Lifetime Care and Support Authority of New South Wales, Fair Trading Administration Corporation and the controlled FANMAC Trusts — also provide data that is included in these Budget Papers.

(b)	Based on the extent of the agency reliance on Consolidated Fund allocations.

(c)	Equates to the scope of the Budget in New South Wales.

(d)	The public trading enterprise (PTE) sector is also referred to by the ABS as the public non-financial corporations (PNFC) sector.

C-6	Budget Statement 2009-10

APPENDIX D: 2008-09 BUDGET — SUMMARY OF VARIATIONS

	Budget	Revised	Variation
Category/Agency	$m	$m	$m	Comment on major variations

Taxation

Purchaser Transfer duty	3,800	2,645	(1,155)	Property market activity was far more subdued than expected at Budget time in the residential sector as well as small-scale and large-scale commercial sector.
Motor Vehicle Stamp Duty	660	535	(125)	Much lower sales of motor vehicles than anticipated at Budget time.
Land Tax	1,983	2,274	291	The majority of the increase reflects an increase in the land tax rate to 2 per cent on taxable holdings above $2.25 million from the 2009 land tax year. This was announced in the Mini-Budget.
Payroll Tax	6,410	6,362	(48)	The revision is mainly due to a slowdown in employment growth in the second half of the financial year.
Workers Compensation (Dust Diseases) Board	28	184	156	Increase in dust diseases levy revenue to offset lower investment returns.
WorkCover Authority	189	224	35	Increase in contributions from the Workers' Compensation Insurance Fund to finance capital expenditures and to offset superannuation losses.
Unlisted Marketable Securities Duty	40	65	25	A very small number of high-value transfers of unlisted shares accounts for most of the estimate.
State Lotteries Receipts	295	315	20	Reflects sales being higher than was expected at Budget time.
Club Gaming Machine Duty	606	626	20	Reflects turnover being higher than was expected at Budget time.
Other Gambling Taxes	701	668	(33)	Reflects lower than expected turnover on hotel gaming machines, racing, sportsbets, keno and casino games.
RTA Taxes	1,582	1,554	(28)	Lower than expected growth in motor vehicle fleet and reduced number of transfers.
Other Duties and Taxes	2,239	2,260	21	Aggregated net minor variations.

Total Taxation	18,533	17,712	(821)

Budget Statement 2009-10	D-1

	Budget	Revised	Variation
Category/Agency	$m	$m	$m	Comment on major variations

Commonwealth Grants
General Purpose:
GST Revenue Grants	13,020	11,781	(1,239)	Lower than expected Australia-wide GST collections.
National Agreements:
Department of Health	3,661	3,906	245	Mainly additional Commonwealth COAG funding and funding under the Australian Immunisation Agreement.
Department of Ageing and Disability	496	572	76	Mainly additional funding for the Disability Assistance Package (DAP) and the Disability Services SPP.
Department of Education and Training	1,373	1,435	62	Additional SPP funding due to extra students, roll in of Commonwealth Own Purpose Expenditures (COPES), new COAG agreements on indexation and an increased rate for primary school students. The VET SPP funding increased marginally due to the COAG agreement.
Attorney General’s Department	59	—	(59)	Cessation of funding following the transfer of Company Regulation back to the Commonwealth.
National Partnership Payments:
Roads and Traffic Authority	564	1,212	648	Mainly accelerated funding of construction works for the Hunter Expressway, Hume and Pacific Highways and specified Blackspot projects.
Department of Health	—	444	444	Primarily funding for the Hospital and Health Care Workforce National Partnership Payments.
Department of Education and Training	157	508	351	Additional Commonwealth COAG capital program funding for Digital Education Revolution and Building the Education Revolution infrastructure stimulus package.
Crown Finance Entity	—	319	319	Funding for the First Home Owners Boost Initiative.
Housing payments	—	156	156	Largely due to payments under the Nation Building - Economic Stimulus Plan and the National Partnership on Social Housing.
Rural Assistance Authority	154	272	118	Funding for drought assistance under the Exceptional Circumstances Scheme.
Ministry of Transport	—	97	97	Funding for design work for the Western Metro Line and funding for the Northern Sydney Freight Corridor Program.
Other	1,240	1,336	96	Aggregated net minor variations.

Total Grants and Subsidies	20,724	22,038	1,314

D-2	Budget Statement 2009-10

	Budget	Revised	Variation
Category/Agency	$m	$m	$m	Comment on major variations

Sales of Goods and Services
Department of Health	1,253	1,323	70	Revenues from miscellaneous hospital charges.
Department of Education and Training	397	440	43	Increase in overseas student fees, course fees and miscellaneous revenues.
Other	1,976	2,031	55	Aggregated net minor variances.

Total Sales of Goods and Services	3,626	3,794	168

Interest Income
NSW Self Insurance Corporation	148	83	(65)	Lower than projected financial market returns.
Building and Construction Industry Long Service Leave Payments Corporation	48	—	(48)	Lower than projected financial market returns.
Other	357	357	0	Aggregated net minor variances.

Total Interest Income	553	440	(113)

Dividend and Income Tax Equivalent Income from other Sectors	1,794	1,555	(239)	Mainly revised estimates in the electricity sector.

Other Dividends and Distributions	217	135	(82)	Mainly lower than expected returns on investments held by NSW Self Insurance Corporation.

Fines, Regulatory Fees and Other Revenue
Department of Primary Industries	944	1,507	563	Additional royalty revenue due to higher than expected USD export coal prices and increased royalty rates introduced from 1 January 2009.
Crown Finance Entity	18	55	37	Mainly higher than expected HIH recoveries.
Department of Water and Energy	22	54	32	Mainly non-cash recognition of an increase in the value of NSW share of assets managed by the Murray-Darling Basin Authority.
Crown Leaseholds Entity	12	44	32	Return of greater numbers/value of Crown Reserve Trusts.
Other	1,469	1,484	15	Aggregated net minor variances.

Total Fines, Regulatory Fees and Other Revenue	2,465	3,144	679

TOTAL REVENUES	47,913	48,818	905

Budget Statement 2009-10	D-3

	Budget	Revised	Variation
Category/Agency	$m	$m	$m	Comment on major variations

EXPENSES
Department of Health	12,439	12,954	515	Mainly expenses associated with additional COAG funding, increased recreation and long service leave liabilities arising mainly from actuarial valuation adjustments, rollover of Commonwealth Vaccination, Immunisation Agreement, Health Care Grant and other various Commonwealth payments.
Ministry of Transport	3,739	4,239	500	Mainly bring forward of $280 million grant to repay RailCorp debt as announced in the Half-Year Review, $91 million from the Commonwealth for Western Metro Line design work, increase in costs for private bus services and additional car parks.
Housing Payments	543	856	313	Primarily bring forward of $220 million grants paid to the Department of Housing as announced in the Half-Year review. There are also expenditures associated with Nation Building and Job Plan Maintenance funding, Social Housing NP and Nation Building and Jobs Partnership new social housing funding received from the Commonwealth.
Crown Finance Entity	3,603	3,949	346	Mainly further increase in the First Home Owners' Grant due to the Commonwealth's Home Boost Initiative.
Department of Education and Training	9,762	9,939	177	Associated expenditure from revenue increases for overseas student fees, course fees, school transaction revenue and miscellaneous revenue. Other expenditure increases include school global expenses, conveyance of school children with disabilities and school based salaries resulting from extra students. Recurrent expenditure for the maintenance component of the Building the Education Revolution stimulus package.
Rural Assistance Authority	172	305	133	Mainly increased funding for the Exceptional Circumstances Program due to the continuing drought.
Department of Environment and Climate Change	702	808	106	Mainly expensing of water purchases previously capitalised.
Home Purchase Assistance Fund	—	96	96	Grant to the Department of Housing, previously treated as an equity injection.
Department of Community Services	1,244	1,338	94	Additional costs driven by an increase in the number of children entering and staying in the Out-of-Home Care system.
Department of Ageing and Disability	1,700	1,782	82	Mainly increases in expenses funded by additional Commonwealth grants revenue and indexation of grants to non-government organisations.

D-4	Budget Statement 2009-10

	Budget	Revised	Variation
Category/Agency	$m	$m	$m	Comment on major variations

EXPENSES (cont)
Roads and Traffic Authority of New South Wales	2,515	2,586	71	Increase in depreciation expense arising from a $4.5 billion revaluation of roads and bridges in 2007-08 and transfer of roads and bridges to Local Councils, not included in the original Budget.
Department of Primary Industries	387	447	60	Mainly increases in the Coal Compensation Board payments, drought assistance measures and research for Industry and the Cadia/Newscrest mining royalties settlement.
NSW Police Force	1,983	2,028	45	Mainly increase in death and disability expense following further update of actuarial assessment and increase in salary maintenance and redundancy costs.
Department of Corrective Services	804	844	40	Mainly increases in costs arising from delays in implementing workplace reforms.
Crown Leaseholds Entity	23	62	39	Grants of land to Local Councils and Crown Reserve Trusts.
Department of Rural Fire Service	219	250	31	Higher superannuation expense and increase in grants for RFS units to acquire disaster response and fire fighting equipment.
Department of State and Regional Development	174	198	24	Reflects new policy initiatives including V8 Supercars, funding for the Illawarra Medical Institute and additional funding for Tourism promotion.
Legal Aid Commission of NSW	188	211	23	Additional spending arising from Commonwealth matters and increase in demand for Legal Aid services.
NSW Businesslink Pty Limited	82	104	22	Additional costs due to increased client project work.
WorkCover Authority	128	149	21	Mainly expected transfer of surplus funds to the Nominal Insurer at year end.
Land and Property Information of NSW	152	169	17	Increases in LSL provision and expenses following significant drop in bond rates and increases in Defined Benefits superannuation expenses.
Homecare Services of NSW	182	198	16	Mainly increases in Defined Benefits superannuation expense due to the write down of superannuation assets in 2007-08 arising from deteriorating market conditions.
NSW Fire Brigades	467	482	15	Primarily higher than budgeted staff expenses and increased WorkCover premium.
Department of Premier and Cabinet	151	165	14	Additional grants for various purposes (e.g. Victorian Bushfire Appeal and Rivercity project), Nation Building and Jobs Plan Taskforce, increased IT capability for Ministerial Offices and other minor miscellaneous items.

Budget Statement 2009-10	D-5

	Budget	Revised	Variation
Category/Agency	$m	$m	$m	Comment on major variations

EXPENSES (cont)
Attorney General’s Department	649	663	14	Increase in legal matters referred to the Crown Solicitor's Office.
NSW Food Authority	20	34	14	Adjustment to the Defined Benefits Superannuation Scheme from write down of superannuation assets in 2007-08 arising from deteriorating economic conditions.
Environmental Planning and Assessment Act	135	42	(93)	Reduction in non-cash grant to TIDC for land purchases resulting from deferral of the South West Rail Link.
NSW Self Insurance Corporation	1,105	1,045	(60)	Decrease in total claims expense.
Department of Commerce	753	739	(14)	Mainly reduced employee expenses partly offset by adjustments to Defined Benefits Superannuation Schemes.
Treasurer’s Advance	300	—	(300)	Increased expenses included in agency data.
Other	3,324	3,473	149	Aggregated net minor variations.

TOTAL EXPENSES	47,645	50,155	2,510

BUDGET RESULT — SURPLUS/(DEFICIT)	268	(1,337)	(1,605)

Capital Expenditure
Ministry of Transport	111	195	84	Increase in Deemed Finance Leases as a result of additional bus purchases and a catch up by STA of bus deliveries.
Department of Corrective Services	97	159	62	Finance lease for Long Bay Prison Hospital delayed from 2007-08.
Department of Commerce	307	363	56	Mainly increase in StateFleet purchases and capital equipment to upgrade the Government Radio Network.
Environmental Planning and Assessment Act	233	114	(119)	Deferral of the South West Rail Link and indefinite deferral of NW Metro.
Department of Education and Training	732	663	(69)	Start of the Building the Education Revolution stimulus Package offset by reduction to capital expenditure for COAG Commonwealth Trade Training Centres and the Digital Education Revolution along with slight revisions for some other capital works, such as Connected Classrooms.

D-6	Budget Statement 2009-10

	Budget	Revised	Variation
Category/Agency	$m	$m	$m	Comment on major variations

Department of Environment and Climate Change	202	139	(63)	Reduction as water licences are no longer recognised as assets.
NSW Police Force	158	127	(31)	Reduced ICT expenditure ($15 million) in accordance with the Mini-Budget decision and reduced building works primarily due to a reduction in asset sales revenue used to partly fund the program.
Treasurer’s Advance	100	—	(100)	Expenditures included in agency data.
Other	3,537	3,529	(8)	Aggregated net minor variations.

Total Capital Expenditure	5,477	5,289	(188)

Sales of Non-Financial Assets
Roads and Traffic Authority of New South Wales	43	63	20	Sale of Willoughby Market Garden.
Environmental Planning and Assessment Act	128	95	(33)	Decrease in asset sales due to downturn and over supply of land stock in the market.
Department of Health	48	19	(29)	Asset sales deferred to 2009-10.
Department of Commerce	208	180	(28)	Lower asset sales from StateFleet.
NSW Police Force	22	9	(13)	Reduced asset sales revenue due to delays in sales and deteriorating market conditions offset by reduction in capital expenditure.
Department of Primary Industries	13	2	(11)	Mainly delay in the sale of Orange Agricultural Institute site.
Other	132	145	13	Aggregated net minor variations.

Total Sales of Non-Financial Assets	594	513	(81)

Depreciation
Roads and Traffic Authority of NSW	839	879	40	Increase in depreciation expense arising from a $4.5 billion revaluation of roads.
Department of Health	460	486	26	Mainly due to asset revaluations performed at the end of 2007-08.
Other	1,304	1,284	(20)	Aggregated net minor variations.

Total Depreciation	2,603	2,649	46

Budget Statement 2009-10	D-7

	Budget	Revised	Variation
Category/Agency	$m	$m	$m	Comment on major variations

Change in Inventories	(2)	4	6	Aggregated net minor variations.

Other Movements in Non-Financial Assets
Environmental Planning and Assessment Act	(89)	(5)	84	Reversal of the non-cash grant to TIDC for the deferral of the South West Rail Link.
Roads and Traffic Authority of New South Wales	132	59	(73)	Unbudgeted non-cash capital grant and lower right to receive physical assets.
Department of Health	52	34	(18)	Adjustment to Mater Hospital Privately Financed Projects.
Other	(80)	(46)	34	Aggregated net minor variations.

Total Other Movements in Non-Financial Assets	15	42	27

NET LENDING	(2,025)	(3,510)	(1,485)

D-8	Budget Statement 2009-10

APPENDIX E: TAX EXPENDITURE AND CONCESSIONAL CHARGES STATEMENT
There is an element of judgement in deciding what constitutes a tax expenditure or concession and what constitutes a structural feature of the underlying taxation or service delivery system. For example, stamp duty on property transfers is charged at different marginal rates according to the value of the property involved. This could be construed as providing a concessional rate of taxation for lower valued properties. However, those lower marginal rates are not classified here as tax expenditures. Rather, the different rates are regarded as a design feature of the duty arrangements.
Similarly, the provision of a good or service at varying rates to certain members of the community depending on say, income, is not classed as providing a concession for those charged at the lower rate. Rather, the different rates are regarded as a design feature of the pricing arrangements. For instance, public transport is generally provided at different rates to adults and children. However, the children’s rate is not classified here as a concession, but a design feature of the pricing arrangements (although, where some children receive an exemption from the normal children’s fare, that is regarded as a concession.)
There is also judgement involved in deciding what concessions are funded by explicit budget payments.
Concessions are included where the forgone agency revenue is supplemented from the Budget through social program policy payments. These concessions are included to make the cost of the concession to the total public sector apparent, regardless of whether an intra-government transfer offsets the cost of the concession for the agency concerned.
Caution should be exercised when using these estimates. In particular, inter-jurisdictional comparisons of tax expenditures and concessions can be rendered difficult by different judgements made in defining which elements of the tax and charging system constitute tax expenditures and concessions, and which elements represent structural features.

Budget Statement 2009-10	E-1

E1: DETAILED ESTIMATES OF TAX EXPENDITURES
Transfer Duty (including “Landholder” Duty)
The benchmark tax rates for Purchaser Transfer Duty (other than for the Crown in right of New South Wales or the Commonwealth) are as follows:
•	for transfers relating to the purchase of non-residential property, the benchmark tax rate is defined against marginal tax rates varying from 1.25 to 5.5 per cent; and

•	for transfers relating to the purchase of residential property, the benchmark tax rate is defined against marginal rates varying from 1.25 to 7 per cent.
Table E1: Transfer Duty1

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

First Home Plus/First Home Plus One
First Home Plus provides all eligible first home buyers with a full exemption from transfer duty where the home is valued up to $500,000 with a phase-out of the benefit between $500,000 and $600,000. First home buyers of vacant land receive a full exemption from duty on land valued up to $300,000. The exemption phases out as land value increases to $450,000. Group self-build schemes are also eligible. Duty concessions are also provided to eligible first home buyers taking part in shared equity arrangements in proportion to their share of equity in the home.	424	478	494
Transfer of residences between spouses
An exemption is granted for property transferred between spouses or de facto partners, subject to the property being jointly held after transfer.	35	30	29
Transfers of matrimonial property consequent upon divorce
An exemption is granted for transfers between parties under the Family Law Act 1975 (Cth) or partnership property under the Property (Relationships) Act 1984.	99	86	83

[1]	For reference purposes, where “n.a.” appears in tables this refers to a tax expenditure estimated to cost more than $1 million, but is not able to be costed due to the lack of available data. Where the table includes reference to an ellipsis (...) this refers to the tax expenditure having a zero value in that year.

E-2	Budget Statement 2009-10

Table E1: Transfer Duty (cont)

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Intergenerational rural transfers
An exemption is granted for transfers of rural land used for primary production between generations, and between siblings, to facilitate young family members taking over family farms.	11	14	13
Exemption for purchases by charitable and benevolent institutions where the property is to be used for approved purposes	21	20	19
Corporate reconstructions
An exemption is given for corporate reconstructions, provided certain qualifying criteria are satisfied.	184	147	147
Transfer of property from companies and trusts to individuals
Exemption for transfer of a principal place of residence from a corporation or a special trust to certain individuals, or transfer of any land owned by a special trust from the trust to certain persons, provided the land was owned by the corporation on 11 September 1990.	2	2	3
Other Legislation
Exemption is granted for certain transfers of dutiable property contained in other legislation.	14	6	6
Councils and County Councils
Duty is not chargeable on the transfer of property to a council or county council under the Local Government Act 1993.	7	2	2
‘Off the plan’ purchases
Duty may be deferred for purchases of real estate until completion of the sale or 12 months after the contract.	n.a.	n.a.	n.a.
Nominal transfer duty is payable on the transfer of properties as a result of a change in trustees	n.a.	n.a.	n.a.
Transfer of property of deceased to persons entitled to the property in the estate	n.a.	n.a.	n.a.

Budget Statement 2009-10	E-3

Minor Tax Expenditures (< $1 million)
•	A person who has sold his or her property to a local government council because the home was built on flood-prone land, and purchased another home, may pay purchaser transfer duty on the contract by instalment over a five-year period.

•	Certain instruments relating to superannuation are subject to nominal duty.

•	A credit of purchaser transfer duty previously paid is applied to amalgamations of certain Western Lands leases.
The following are exempt from transfer duty:
•	transfers of legal title to poker machine permits where there is no change in beneficial ownership

•	Equity Release Scheme — approved equity release schemes for aged home owners

•	certain purchases of manufactured relocatable homes (caravans)

•	transfers of property in a statutory trust as a result of an order under Section 66G of the Conveyancing Act 1919

•	the vesting of common property in a body corporate on the registration of a strata plan or strata plan of subdivision under the Strata Schemes (Freehold Development) Act 1973 or the Strata Schemes (Leasehold Development) Act 1986

•	call option assignments, subject to certain conditions

•	certain transfers to incorporated legal practices or incorporated pharmacy practices

•	transfer of a liquor licence in certain circumstances under the Liquor Act 2008

•	transfer of property related to allocating funds for water saving projects

•	duty concession for an acquisition of an interest in a landholder for the purpose of securing financial accommodation

•	concession for buy-back arrangements related to unit trust schemes that meet certain criteria

E-4	Budget Statement 2009-10

•	a principal place of residence by tenants of the Department of Housing, the Community Housing Program administered by the Department of Housing and the Aboriginal Housing Office

•	transfers back to a former bankrupt by trustee of his or her estate

•	transfers by way of mortgage or discharge of mortgage of old system titled properties

•	transfers where public hospitals are the liable party

•	instruments executed by or on behalf of a council or county council under the Local Government Act 1993, not connected with a trading undertaking

•	transfers executed for the purpose of amalgamation of clubs under the Registered Clubs Act 1976

•	instruments executed by or on behalf of agencies within the meaning of the Convention on the Privileges and Immunities of the Specialised Agencies approved by the General Assembly of the United Nations in 1947

•	transfers between associations of employees or employers registered under the Workplace Relations Act 1996 (Cth) for the purpose of amalgamation

•	transfer of property to the NSW Aboriginal Land Council, Regional Aboriginal Land Council, or Local Aboriginal Land Council and

•	transfers of property between licensed insurers, and between the WorkCover Authority and licensed insurers, under the Workers Compensation Act 1987 (NSW).
General Insurance Duty
The benchmark is defined as all premiums for general insurance policies, except insurance covering only property of the Crown in right of New South Wales. The benchmark tax rate is 9 per cent of premium paid.

Budget Statement 2009-10	E-5

Table E2: General Insurance Duty

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Concessional rates for motor vehicle, aviation, disability income, occupational indemnity, crop and livestock
A concessional rate of 5 per cent applies to certain categories of insurance including motor vehicle (excluding compulsory third party [the green slip]), aviation, disability income and occupational indemnity. Crop and livestock insurance is taxed at 2.5 per cent. Until 31 January 2010, insurance under the Debtor Insurance Scheme of the Stock and Station Agents Association is also taxed at 2.5 per cent.	201	210	214
Exemption for third party motor vehicle personal injury insurance as per the
Motor Vehicle Act 1988
Third party motor vehicle personal injury insurance (green slip) is exempt from stamp duty.	122	132	137
Marine and cargo insurance
Exemption for marine insurance covering hulls of commercial ships and the cargo carried by land, sea or by air.	15	16	16
Exemption for WorkCover premiums	257	260	263
Exemption for medical benefits insurance	n.a.	n.a.	n.a.
Exemption for non-commercial ventures of local councils	n.a.	n.a.	n.a.

Minor Tax Expenditures (< $1 million)
The following are exempt:
•	insurance by non-profit charities, benevolent, philanthropic, patriotic organisations and societies or institutions whose resources are used wholly or predominantly for the relief of poverty, the promotion of education, any purpose directly or indirectly connected with defence or the amelioration of the condition of past or present members of the naval, military or air forces of the Commonwealth or their dependants; or any other patriotic object

•	insurance by the NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

E-6	Budget Statement 2009-10

•	insurance covering mortgages or pools of mortgages acquired for issuing mortgage backed securities

•	separate policies covering loss by fire of labourer’s tools

•	redundancy insurance in respect of a housing loan that does not exceed $124,000 and

•	reinsurance.
Life Insurance Duty
The benchmark is defined as all products (or part thereof) where the sum assured offered by life insurance companies provides for a payment in the event of death or injury from natural causes of the person insured or upon survival to a specified age. The benchmark tax rate is 10 cents per $200 where the sum assured is less than $2,000 and $1 plus 20 cents per $200 or part thereof where the sum assured is greater than $2,000.
Table E3: Life Insurance Duty

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Superannuation
An exemption is granted to all group superannuation investment policies that are for the benefit of more than one member.	97	93	96

Annuities
An exemption is provided to annuities.	18	18	18

Mortgage Duty
Mortgage duty on owner occupied residences was abolished on 1 September 2007 and mortgage duty on non owner occupied residences was abolished on 1 July 2008.
Up to 1 September 2007, the benchmark is defined as all secured loans that affect property in New South Wales, except mortgages given by the Commonwealth or NSW Government, or any public statutory body constituted under a law of this State. The benchmark tax rate is $5 up to $16,000 plus $4 per $1,000 or part thereof on the excess.

Budget Statement 2009-10	E-7

From 1 September 2007, the benchmark is defined as all secured loans that affect property in New South Wales, with the exception of mortgages for owner-occupied residences, mortgages given by the Commonwealth or NSW Government or any public statutory body constituted under a law of this State. The benchmark tax rate is $5 up to $16,000 plus $4 per $1,000 or part thereof on the excess.
From 1 July 2008, the benchmark is defined as all secured loans that affect property in New South Wales, with the exception of mortgages for housing finance commitments to individuals for the purpose of residential property, whether for investment or owner occupied, mortgages given by the Commonwealth or NSW Government or any public statutory body constituted under a law of this State. The benchmark tax rate is $5 up to $16,000 plus $4 per $1,000 or part thereof on the excess.
Table E4: Mortgage Duty

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Refinanced loans where the borrower and the security for the loan remain the same
A mortgage that secures the amount of the balance outstanding under an earlier mortgage granted for the same borrower over the same or substantially the same property is exempt to a limit of $1 million. Any additional amount above the lesser of the previously secured amount or $1 million is liable for duty.	199	94	74
First home purchase mortgage covered by First Home Plus/First Home Plus One
Mortgages financing a first home purchase eligible under the First Home Plus Scheme are exempt from duty up to certain loan values, phasing out as the mortgage value increases. Duty concessions are also provided to eligible first home buyers taking part in shared equity arrangements in proportion to their share of equity in the home.	11	—	—
Mortgage-backed securities
An exemption is given for financial institutions using pooled mortgages from their lending assets as security for borrowing funds.	n.a.	n.a.	n.a.
Loan-backed securities
Securities issued backed by cash flow from loans (secured and unsecured) are exempted from duty.	n.a.	n.a.	n.a.

E-8	Budget Statement 2009-10

Table E4: Mortgage Duty (cont)

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Fund raisings by finance companies through debenture issues
A concession is given to companies whose sole or principal business is to provide finance to the public. Debentures issued, trust deeds and mortgages executed by “financial corporations” as defined in the legislation are not liable to duty. However, the trust deed is stamped as a Declaration of a Trust.
	n.a.	n.a.	n.a.
Consumer credit contract
Mortgages securing amounts under a consumer credit contract, where the amount financed is $35,000 or less are exempt from duty.	n.a.	n.a.	n.a.
Instruments creating mortgage-backed securities
An instrument executed for the purpose of creating, issuing or marketing mortgage-backed securities is exempt from duty.	n.a.	n.a.	n.a.

Minor Tax Expenditures (< $1 million)
The following are exempt:
•	duty is not charged on additional loans secured under a mortgage if the additional loans do not exceed $10,000 in any 12 month period, not being the 12 month period following the making of the initial loan

•	mortgages created solely for the purpose of providing security in accordance with a condition imposed on the grant of bail in criminal proceedings

•	a mortgage of any ship or vessel, or of any part, interest, share or property of or in any ship or vessel

•	the refinancing of a loan following divorce or the break up of a de facto relationship

•	any mortgage made or given to the WorkCover Authority

•	mortgages given by a council or county council under the Local Government Act 1993

•	mortgages given by institutions for the relief of poverty and promotion of education

Budget Statement 2009-10	E-9

•	mortgages given by institutions of charitable or benevolent nature, or for the promotion of the interests of Aborigines

•	mortgages given by the NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council

•	offshore banking units (as defined in the Income Tax Assessment Act 1936 (Cth)) where a loan is executed for offshore parties

•	mortgages by public hospitals

•	mortgages under the Liens on Crops and Wool and Stock Mortgage Act 1898

•	an agricultural goods mortgage under the Security Interests in Goods Act 2005

•	a mortgage that secures an amount advanced by an employer or a related body corporate of an employer to an employee of the employer, to finance a purchase by the employee of shares in the employer, or a related body corporate of the employer, if the amount advanced (and the total of all advances that the mortgage secures) does not exceed $16,000

•	agencies within the meaning of the Convention on the Privileges and Immunities of the Specialised Agencies approved by the General Assembly of the United Nations in 1947

•	mortgages by clearing houses of the Sydney Futures Exchange and Australian Options Market that do not secure an advance

•	a document that becomes a mortgage if the mortgage is executed for the purposes of certain money market operations

•	a charge over land that is created under an agreement for the sale or transfer of the land if any part of the deposit or balance of the purchase price for the land is paid to the vendor (or as the vendor directs) before completion of the sale or transfer and

•	an advance to a natural person or a strata corporation for the acquisition of farm machinery or a commercial vehicle that is secured by the mortgage.
Marketable Securities Duty
The benchmark is defined as the turnover (sale price x quantity traded) of shares that are not quoted on the Australian Stock Exchange or a recognised stock exchange. The benchmark tax rate is 60 cents per $100 or part thereof, with the purchaser paying the duty.

E-10	Budget Statement 2009-10

Table E5: Marketable Securities Duty

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Corporate reconstructions
An exemption is given for corporate reconstructions provided certain qualifying criteria are satisfied.	114	120	116

Minor Tax Expenditures (< $1 million)
Nominal duty is charged on the transfer of unquoted marketable securities between the beneficial owner and the trustee or nominee of the beneficial owner.
The following transfers are exempt:
•	transfers of units in a unit trust where the purpose is to give effect to a merger or takeover of qualifying unit trusts

•	share buy-backs by NSW companies

•	mining companies whose operations relate solely to New South Wales if the consideration for the transfer or agreement is not less than the unencumbered value of the marketable securities

•	transfers to parties outside a marriage where the transfer is pursuant to an order of the Family Court of Australia and

•	certain transfers of shares by superannuation funds to and from a Pooled Superannuation Fund.
Motor Vehicle Registration Duty
The benchmark taxable activity is defined as the purchase of a new vehicle or the subsequent transfer of the vehicle. The benchmark tax rate is $3 per $100 or part thereof for vehicles valued to $45,000 and $1,350 plus $5 per $100 or part thereof for passenger vehicles valued above $45,000.

Budget Statement 2009-10	E-11

Table E6: Motor Vehicle Registration Duty

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Local councils
An exemption is granted for the transfer of registration into the name of a local council, not being for a trading undertaking.	11	12	12
Transfer of ownership after divorce or a breakdown of a de facto relationship
An exemption is granted for the transfer of registration into the name of one of the parties to a divorce or separation in a de facto relationship.	2	2	2
Transfer of ownership of a deceased registered owner
An exemption is granted for the transfer of registration to the legal personal representative of a deceased registered owner or the person beneficially entitled to the vehicle in the estate.	6	5	5
New demonstrator motor vehicle
An exemption is granted for the registration of a motor vehicle to a licensed motor dealer or wholesaler under the Motor Dealers Act 1974.	49	45	43
Extreme disablement adjustment and other disabled war veterans
An exemption is provided to war veterans in receipt of a totally and permanently incapacitated (TPI) pension, veterans in receipt of an extreme disablement adjustment pension, an intermediate service pension or 70 per cent or higher of the disability pension from the Department of Veterans Affairs.	2	2	2
Caravans and Camper Trailers
An exemption is provided on the application to register ownership effective 1 July 2009.	—	—	8

E-12	Budget Statement 2009-10

Minor Tax Expenditures (< $1 million)
The following are exempt:
•	all vehicles registered by non-profit charitable, benevolent, philanthropic or patriotic organisations

•	transfer of vehicles as part of a corporate reconstruction, provided certain qualifying criteria are satisfied

•	vehicles specially constructed for ambulance or mine rescue work

•	vehicles weighing less than 250 kg used for transporting invalids

•	vehicles registered by a Livestock Health and Pest Authority (established under the Rural Lands Protection Act 1998)

•	vehicles registered by NSW Aboriginal Land Council, Regional Aboriginal Land Council and Local Aboriginal Land Council and

•	a duty concession applies to vehicles modified for use by disabled persons.
Lease Duty
Lease duty was abolished from 1 January 2008.
Prior to that date, the benchmark was defined as any lease of real property with a total rental cost greater than $20,000 per year in New South Wales. The benchmark tax rate was 35 cents per $100 (or part thereof) of the total cost of the lease.
Table E7: Lease Duty

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Exemption for residential leases
A residential lease under which a person has a right to occupy premises as a place of residence for a term not exceeding five years is exempt.	n.a.	—	—

Minor Tax Expenditures (< $1 million)
The following are exempt:
•	leases on a movable dwelling site (mainly sites in caravan parks and relocatable home parks) used or intended to be used as a place of residence for a term of not more than five years

Budget Statement 2009-10	E-13

•	leases executed in accordance with Part V of the National Health Act 1953 (Cth)

•	leases executed by the NSW Aboriginal Land Council, Regional Aboriginal Land Council or Local Aboriginal Land Council

•	leases of premises to the Home Care Service of New South Wales and

•	leases (granted by or on behalf of a corporation, society or institution) of residential accommodation for retired and disabled persons.
Payroll Tax
Up to 1 July 2008 the payroll tax benchmark is defined as aggregate annual gross remuneration paid by a single or group taxpayer in excess of a threshold of $600,000. The benchmark tax rate was 6 per cent.
From 1 July 2008 to 30 June 2009, the payroll tax benchmark is defined as aggregate annual gross remuneration paid by a single or group taxpayer in excess of a threshold of $623,000. The benchmark tax rate, effective from 1 January 2009 is 5.75 per cent.
From 1 July 2009 to 30 June 2010, the payroll tax benchmark is defined as aggregate annual gross remuneration paid by a single or group taxpayer in excess of a threshold of $638,000. The benchmark tax rate, effective from 1 January 2010 is 5.65 per cent.
Table E8: Payroll Tax

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Public hospitals and Area Health Services
An exemption is granted for remuneration paid by a public hospital or an area health service to a person while engaged in work of a kind ordinarily performed in connection with the conduct of these organisations. From 1 July 2007, the person must be engaged exclusively in work of a kind ordinarily performed in connection with the conduct of these organisations.	470	466	456
Schools and colleges
An exemption is granted for remuneration paid by a school or college (other than a technical school or a technical college), that is not carried on by or on behalf of the State of New South Wales, is not for profit and which provides education at or below, but not above, the secondary level of education.	148	146	143

E-14	Budget Statement 2009-10

Table E8: Payroll Tax (cont)

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Religious institutions
An exemption is granted for remuneration paid by a religious institution to a person while exclusively engaged in work of a kind ordinarily performed in connection with these institutions.	11	11	11
Charitable institutions
An exemption is granted for remuneration paid by a non-profit organisation having wholly charitable, benevolent, philanthropic or patriotic purpose (other than an instrumentality of the State) to a person while engaged exclusively in work of a kind ordinarily performed in connection with a charitable, benevolent, philanthropic or patriotic nature.	37	37	36
Local councils
An exemption is granted for remuneration paid by a council or county council, including a wholly owned subsidiary of a council and public markets, except where wages are paid in connection with a number of trading undertakings, such as supply of electricity or gas, water, sewerage services, LPG, hydraulic power and the supply and installation of associated fittings and appliances and of pipes and apparatus, the operation of an abattoir or public food market, parking station, cemetery or crematorium, hostel, coal mine, the supply and distribution of coal, the supply of building materials, operation of a transport service, a prescribed activity or the construction of any building or work or the installation of plant, machinery or equipment for use in or in connection with any of the activities listed.
	179	177	174
Private hospitals and nursing homes
An exemption is granted for remuneration paid by a non-profit hospital to a person engaged exclusively in work of a kind ordinarily performed in connection with the conduct of hospitals.	13	13	13
Home Care Service
Salaries paid to employees of the Home Care Service are exempt.	9	9	9

Budget Statement 2009-10	E-15

Table E8: Payroll Tax (cont)

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Apprentices
Up to 1 July 2008, all wages paid to an apprentice are exempt from payroll tax. From 1 July 2008, all not-for-profit group training apprentice schemes will continue to be fully exempt. All other employers employing apprentices will be eligible for a full rebate of tax on wages paid to apprentices.	19	19	18
Trainees
Up to 1 July 2008, all wages paid to trainees are exempt from payroll tax. From 1 July 2008, all not-for-profit group training traineeship schemes will continue to be fully exempt. All other employers employing trainees will be eligible for a full rebate of tax on wages paid to trainees.	11	11	11
Redundancy payments
Bona fide redundancy or approved early retirement scheme payments are exempt.	6	6	6
Maternity Leave
An exemption is provided for maternity leave payments for a period of up to 14 weeks.	8	8	7

Minor Tax Expenditures (< $1 million)
The following are exempt:
•	wages paid to an employee who is on leave from employment by reason of service in the Defence Forces

•	wages paid to persons employed under the Community Development Employment Project administered by Aboriginal and Torres Strait Islander Corporations

•	wages paid by the Australian-American Fulbright Commission

•	wages paid by the Commonwealth War Graves Commission

•	wages paid to members of the official staff by a consular or other non-diplomatic representative of another country or by a Trade Chief Commissioner representing in Australia any other part of the Commonwealth of Nations

E-16	Budget Statement 2009-10

•	wages paid for a joint government enterprise that has the function of allocating funds for water saving projects

•	wages paid by the Governor of a State

•	wages paid to employees while the employees are providing volunteer assistance to the State Emergency Services or Rural Fire Brigades (but not in respect of wages paid or payable as recreation leave, annual leave, long service leave or sick leave) and

•	an exemption is provided for adoption leave payments for a period of up to 14 weeks
Land Tax
The benchmark tax base is defined as the average of the last three years unimproved land value of all land owned, above the indexed threshold, (as defined in the Land Tax Management Act 1956), with the exception of land used for owner-occupied residences, as at 31 December of the preceeding year by a person or organisation, or land owned by the Commonwealth or NSW Governments.
The benchmark tax rate for the 2008 land tax year and beyond is 1.6 per cent.
From the 2009 land tax year, a marginal rate of 2 per cent will apply to land tax payers with total taxable land holdings above $2.25 million, indexed to the initial threshold.
Table E9: Land Tax

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Boarding houses for low-income persons
An exemption is granted for land used for boarding houses which meet approved guidelines, principally that the rent charged is less than the amount prescribed by the guidelines.	6	6	6
Land used for primary production
An exemption is granted to land used for primary production purposes. In 2005 the definition was changed to restrict the exemption in urban zones to situations where the land is used for primary production for the purpose of profit on a continuous or repetitive basis. This new definition excludes some land (such as hobby farms) previously granted the exemption.	348	383	396

Budget Statement 2009-10	E-17

Table E9: Land Tax (cont)

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Racing clubs
An exemption is granted for land owned by or held in trust for any club for promoting or controlling horse racing, trotting or greyhound racing which is used primarily for the purposes of the meetings of the above.	7	8	8
Employer and employee organisations
An exemption is granted for land owned by or held in trust for employer and employee organisations for that part that is not used for a commercial activity open to members of the public.	2	2	3
Co-operatives
An exemption is granted for land owned by a co-operative whose objectives are listed under the Co-operatives Act 1992 (NSW) and whose objectives are listed in Section 7 of that Act.	8	9	9

Public cemeteries and crematoriums
An exemption is granted for any land used as a public cemetery or crematorium.	12	13	14

Retirement villages
An exemption is given for land used as retirement villages, and residential parks predominantly occupied by retired persons.	92	97	100

Child care centres and schools
An exemption is granted for land used as a residential child care centre licensed under the Children (Care and Protection) Act 1987 or a school registered under the Education Act 1900.	4	4	4

Public and private hospitals and Area Health Services
An exemption is granted for land used by a public hospital (including nursing homes) or Area Health Service.	16	17	18

Early payment discount
A discount of 1.5 per cent on land tax payable is available where the taxpayer pays the whole amount within 30 days after issue of the notice of assessment.	15	15	16

E-18	Budget Statement 2009-10

Table E9: Land Tax (cont)

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Religious societies
An exemption is provided for land owned by or in trust for a religious society if the society is carried on solely for religious, charitable or educational purposes.	11	12	13

Place of worship or residence
An exemption is provided for a place of worship for a religious society, or a place of residence for any clergy or ministers or order of a religious society.	n.a.	n.a.	n.a.

Agricultural showgrounds
An exemption is granted for land used and occupied for the purpose of holding agricultural shows, or shows of a like nature and owned by, or held in trust for, a society which is established for the purpose of holding such shows not for the pecuniary profit of its members and primarily uses its funds for the holding of such shows.
	n.a.	n.a.	n.a.

Friendly societies
An exemption is granted for any society registered under the Friendly Societies (NSW) Code.	n.a.	n.a.	n.a.

Non-profit societies, clubs and associations
An exemption is provided where a building (or part thereof) is occupied by a society, club or association not carried on for pecuniary profit.	n.a.	n.a.	n.a.

Charitable and educational institutions
An exemption is provided for land owned by or in a trust for a charitable or educational institution if the institution is carried on solely for charitable or educational purposes and not for pecuniary profit.
	n.a.	n.a.	n.a.

Public gardens, recreation grounds and reserves
An exemption is provided for land used as a public garden, public recreation ground or public reserve.	n.a.	n.a.	n.a.

Sporting clubs
An exemption is provided for land owned by or in a trust for any club or body of persons where the land is used primarily for the purpose of a game or sport and not used for pecuniary profit of the members of that club or body.
	n.a.	n.a.	n.a.

Budget Statement 2009-10	E-19

Table E9: Land Tax (cont)

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Sydney Light Rail
An exemption is provided in respect of the land occupied by the Sydney Light Railway.	n.a.	n.a.	n.a.

Land owned and used by a local council	n.a.	n.a.	n.a.

Public authorities representing the Crown	n.a.	n.a.	n.a.

NSW Aboriginal Land Councils, Regional Aboriginal Land Councils and Local Aboriginal Land Councils	n.a.	n.a.	n.a.

Land leased for use as a fire brigade, ambulance or mines rescue station	n.a.	n.a.	n.a.

Minor Tax Expenditures (< $1 million)
•	Concession for unoccupied flood liable land.
The following are exempt:
•	Low cost accommodation within 5 km of Sydney GPO

•	Marketing of Primary Products Boards, Livestock Health and Pest Authorities and Agricultural Industry Service committees

•	temporary absences from a home, including circumstances where a home has been destroyed due to fire, storm, earthquake, accidental or malicious damage

•	community land development

•	land subject to a conservation agreement under the National Parks and Wildlife Act 1974 or a trust registered under the Nature Conservation Trust Act 2001, being in either case an agreement that remains in force in perpetuity

•	land owned, held in trust or leased by the Nature Conservation Trust of NSW, or land subject to a permanent conservation or trust agreement

•	land that is the subject of a biobanking agreement

•	land owned by a joint government enterprise that has the function of allocating funds for water saving projects

•	land used solely as a police station and

•	land owned by RSL (NSW Branch), being Anzac House.

E-20	Budget Statement 2009-10

Vehicle Weight Tax
The benchmark is defined as all vehicles intended for on-road use, with the exception of Commonwealth Government vehicles which, for constitutional reasons, do not form part of the tax base. The benchmark tax rate is as defined in the Motor Vehicles Taxation Act 1988 (NSW) for private and business vehicles.
Table E10: Vehicle Weight Tax

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Selected social security recipients
An exemption is granted for any motor vehicle owned by holders of pensioner concession cards, Department of Veteran Affairs (DVA) Totally and Permanently Incapacitated cards and DVA Gold War Widow’s cards. Those pensioners must use the vehicle substantially for non-business purposes.	150	155	164

Primary producers
Primary producer concessions include, for motor vehicles not greater than 4.5 tonnes of gross vehicle mass, private rates rather than business rates for cars and station wagons and 55 per cent of business rates for trucks, tractors and trailers.	21	21	23

General purpose plant
Concessions are provided for machines that cannot carry any load other than tools and accessories necessary for the operation of the vehicle.	20	21	22

Roadwork equipment — including local government
An exemption is granted to any motor vehicle or plough, bulldozer, mechanical scoop or shovel, road grader, road roller or similar machinery that is owned by a local council within the meaning of the Local Government Act 1993 and which is used for the purposes of road construction, road maintenance, road repair, removal of garbage or night soil, bush fire fighting, civil defence work or to any roller, lawn mower or similar machinery used solely or principally for the rolling or maintenance of tennis courts, cricket pitches, lawns or pathways.	5	5	6

Budget Statement 2009-10	E-21

Table E10: Vehicle Weight Tax (cont)

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Federal government departments
Any vehicle that is leased to a Commonwealth Authority as provided under Section 16, Part 3, (2) (d) of Commonwealth Vehicles (Registration and Exemption from Taxation) Act 1997.	2	2	2
Concessions provided under Part 4, section 16 and 17 of the Motor Vehicle Taxation Act 1988 (NSW)	1	1	2

Minor Tax Expenditures (< $1 million)
•	A concessional rate of 55 per cent of business rates (or 30 per cent if outside the Sydney metropolitan area, Newcastle or Wollongong districts) is applied to any motor vehicle that is used solely or principally as a tow truck with a crane and hook

•	a concessional rate of 88 per cent is provided for mobile cranes used for private use

•	a concessional rate of tax is applied to any motor vehicle that is owned by a Livestock Health and Pest Authority and is used solely for carrying out the functions of the board

•	a concessional rebate of $100 from vehicle registration is given to all apprentices registered with the NSW Department of Education and Training

•	a concessional rebate is given to small business owners on the cost of vehicle registration for every new apprentice hired from 1 July 2007. The first year rebate is the vehicle’s registration fee and weight tax. For the second and third years of the same apprentice’s employment, the rebate covers the vehicle’s registration fee.
The following are exempt:
•	any motor vehicle that is used principally as an ambulance except government owned

•	motor vehicles used by the State Emergency Service except government owned

E-22	Budget Statement 2009-10

•	any motor vehicle on which a trader’s plate is being used in accordance with the Road Transport (Vehicle Registration) Act 1997 (NSW) or the regulations under that Act

•	any motor vehicle that is owned by Aboriginal Land Councils and

•	motor vehicles in the name of Consular Employees and Trade Missions.
Drivers’ Licences
The benchmark is considered to be the licensing of all persons to drive a vehicle in New South Wales on public roads. The benchmark tax rates in 2008-09 were $46 for a one-year licence, $108 for a three-year licence and $145 for a five-year licence. The cost of concession expenditures trend reflects the renewal cycle of five-year licences.
Table E11: Drivers’ Licences

	2007-08	2008-09	2009-10
Major Tax Expenditure	$m	$m	$m

Selected social security recipients[2]
An exemption is granted to any licence holder who also holds a pensioner concession card, Department of Veteran Affairs (DVA) Totally and Permanently Incapacitated card, or DVA Gold War Widows Card and who can provide evidence that their income is below a certain level or can provide a DVA letter regarding their disability rate. The vehicle owned by the licence holder must be used substantially for social or domestic purposes.	15	21	59

Vehicle Transfer Fees
The benchmark is considered to be all transfers of previously registered vehicles. From 1 July 2008, the benchmark rate is $26 for individuals and motor dealers.
There are no major tax expenditures.
Minor Tax Expenditures (< $1 million)
The following are exempt:
•	consignees

•	beneficiaries under wills

[2]	Profile of estimates is due to the renewal pattern of three and five year driver’s licences.

Budget Statement 2009-10	E-23

•	executors and administrators of deceased estates

•	vehicles awarded in court decisions

•	representatives of unincorporated organisations and

•	adding/removing a trading name.
Motor Vehicle Registration Fees
The benchmark is defined to be all vehicles intended for on-road use. The benchmark tax rate in 2008-09 was $52 for most motor vehicles, $229 for trucks with a mass of 5 tonnes or more and $406 for articulated trucks.
Table E12: Motor Vehicle Registration Fees

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Selected Social Security Recipients
Holders of pensioner concession cards, Department of Veteran Affairs (DVA) Totally and Permanently Incapacitated Cards, and DVA Gold War Widows Cards (based on income or based on disability pension rate) are exempt.	35	36	39

Minor Tax Expenditures (< $1 million)
•	Exemption for Mobile Disability Conveyance.
Gambling and Betting Taxes
The benchmark for gaming machines in hotels and registered clubs is defined to be the rates of taxation applying to hotels, which vary from 5.4 per cent to 41.8 per cent (annual rates from 1 July 2007), 5.3 per cent to 44.5 per cent (annual rates from 1 July 2008) or 5.1 per cent to 47.3 per cent (annual rates from 1 July 2009) depending on the level of annual profits from gaming machines.
The benchmark for totalisators is a tax rate of 19.11 per cent of player loss.

E-24	Budget Statement 2009-10

Table E13: Gambling and Betting Taxes

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

Club gaming machines
Poker machines installed in clubs registered under the Registered Clubs Act 1976 are taxed at lower rates than poker machines installed in hotels.	472	529	596

Minor Tax Expenditures (< $1 million)
•	A full rebate of tax is provided to racing clubs operating non-TAB Ltd pools.
Parking Space Levy
The benchmark is defined as off-street parking spaces in either Category one areas (City of Sydney, North Sydney and Milsons Point business districts) or Category two areas (Chatswood, Parramatta, St Leonards and Bondi Junction business areas).
The benchmark levy is indexed annually to movements in the Sydney CPI over the year to the previous March quarter. For 2008-09, the benchmark levy was $950 per space in Category one areas and $470 per space in Category two areas.
From 1 July 2009 the parking space levy will increase from $950 to $2,000 per space in Category one areas and from $470 to $710 per space in Category two areas.

Budget Statement 2009-10	E-25

Table E14: Parking Space Levy

	2007-08	2008-09	2009-10
Major Tax Expenditures	$m	$m	$m

General exemptions and concessions in all regions
An exemption from the levy is granted to parking spaces for bicycles or motor cycles, parking of a motor vehicle by a person resident on the same premises, parking of a motor vehicle for the purpose of loading or unloading goods or passengers, parking of a vehicle by a person who is providing services on a casual basis, parking of a vehicle while a disabled person’s parking authority is displayed, parking without charge of a motor vehicle on premises owned or occupied by the council of the local government area, parking without charge of a motor vehicle on premises owned or occupied by a religious body or religious organisation, parking without charge of a motor vehicle on premises owned or occupied by a public charity or public benevolent institution, ambulance, fire brigade motor vehicle or police motor vehicle but only if used for garaging the vehicle overnight, parking without charge of a mobile crane, a forklift truck, a tractor or a front end loader, and parking without charge of a vehicle used only for carrying out deliveries or only for the provision of services, if the space is used for garaging the vehicle overnight on premises occupied by the owner of the vehicle. Concessions are also granted in all areas for certain unlet casual parking spaces and unlet tenant parking spaces.
	17	18	36

Exempt parking spaces in Chatswood, Parramatta, St Leonards and Bondi Junction
Parking spaces for customers attached to retail outlets, hotels, motels, clubs, restaurants, medical centres, car hire and sales, repair and wash establishments and funeral parlours are exempt from the levy.	4	4	6

E-26	Budget Statement 2009-10

E2: DETAILED ESTIMATES OF CONCESSIONS
Details of concessions by function are shown below. Each concession is classified by type and a distinction is drawn between major concessions ($1 million or more) and minor concessions (less than $1 million).
Table E15: Education

	2007-08	2008-09	2009-10
Major Concessions	$m	$m	$m

TAFE fee concession
Fee exemptions are available to ATSI students and for students enrolling in Special Access courses. Students with a disability (or in receipt of a disability pension) are exempted from one course fee and pay a concession fee per subsequent course enrolment in the same year. Students in receipt of a Commonwealth benefit or allowance pay a concession fee per course per year. Fees for apprentices and trainees are capped according to eligibility for a Commonwealth rebate.	67	68	69

School Student Transport Scheme
The School Student Transport Scheme provides subsidised travel to and from school for eligible students on government and private bus, rail, and ferry services, long distance coaches and in private vehicles where no public transport services exist.	451	525	537

Minor Concessions (< $1 million)
•	The Department of Primary Industries sells certain publications to schools and libraries at a lower than retail value.
Table E16: Health

	2007-08	2008-09	2009-10
Major Concessions	$m	$m	$m

Ambulance service for pensioners
Free transport by ambulance is provided for holders of pensioner health benefit cards.	139	157	157

Outpatient Pharmaceutical Scheme for pensioners
Free pharmaceuticals are provided for holders of pensioner health benefit cards.	3	3	3

Life Support Energy Rebates Scheme
The Department of Water and Energy funds a rebate for energy costs associated with certain life support systems.	3	3	3

Budget Statement 2009-10	E-27

Table E17: Social Security and Welfare

	2007-08	2008-09	2009-10
Major Concessions	$m	$m	$m

Public transport concessions
Pensioners, seniors, welfare beneficiaries and students travel for less than full fare on bus, rail, taxi and ferry services (excluding School Student Transport Scheme).	369	387	410

Community Transport Scheme
Subsidises transport to address special needs caused by isolation, age or disability.	38	39	40

Spectacles program
Free spectacles are provided to people with visual impairment who have low income and assets.	5	5	5

Charitable goods transport subsidy
Charitable goods transport subsidy provides reimbursement to 18 charitable organisations for the cost of transporting miscellaneous goods such as donated medicines, trauma teddies, non-perishable food, physiotherapy tables and recycled clothing.	3	3	3

Community interpreting and translation service
The Community Relations Commission funds translation and interpreting services in criminal and family courts for holders of Pensioner Concession Cards.	3	4	4

E-28	Budget Statement 2009-10

Table E18: Housing and Associated Amenities

	2007-08	2008-09	2009-10
Major Concessions	$m	$m	$m

Local council rates concession
Local council rates are reduced for holders of Pensioner Concession Cards.	73	76	76

Pensioner water rate concession
The Department of Water and Energy funds Sydney Water Corporation and Hunter Water Corporation to provide Pensioner Concession Card holders a:
•    100 per cent discount on Sydney Water Corporation’s fixed water service charge, 83 per cent discount on the sewerage charge and 50 per cent discount on the stormwater service charge. The discount on the sewerage charge will increase from 83 per cent to 92 per cent by 2012 to accommodate the price increase from the Independent Pricing and Regulatory Tribunal determination

• rebate from Hunter Water Corporation of fixed and usage charges of up to $175 per annum, and exemption from payment of the Environmental Improvement Charge.	90	105	120

Exempt properties water rate concession
The Department of Water and Energy funds a partial discount on Sydney Water Corporation and Hunter Water Corporation charges to owners of properties used by non-profitable community services and amenities (principally local councils and charities).	9	12	13

Backlog sewerage connection fee concession
The Department of Water and Energy funds Sydney Water Corporation and Hunter Water Corporation to connect selected un-sewered areas to the sewerage network, based on public health and environmental priorities.	6	3	6

Septic pump-out fee concession
The Department of Water and Energy funds a discount on Sydney Water Corporation’s septic pump-out fees to residences in the Blue Mountains that are residential-zoned and not connected to the sewerage network.	<1	1	<1

Budget Statement 2009-10	E-29

Table E18: Housing and Associated Amenities (cont)

	2007-08	2008-09	2009-10
Major Concessions	$m	$m	$m

Energy Accounts Payment Assistance Scheme
The Department of Water and Energy funds an energy rebate (including gas and electricity) for consumers in financial hardship.	8	9	21

Pensioner Energy Subsidy Scheme
The Department of Water and Energy funds an energy rebate for holders of Pensioner Concession Cards. Under the Scheme, eligible pensioners receive a rebate of $112 per annum on their energy bills.	74	77	103

Crown Land rent concessions
Rebates from market rent may be granted in certain circumstances where tenure holders are eligible for concessions (eg eligible pensioners, charitable or non-profit community service, sporting or recreational organisations).	16	16	16

Minor Concessions (< $1 million)
•	Payment Assistance Scheme funded by Sydney Water Corporation and Hunter Water Corporation for customers in financial hardship.
Table E19: Recreation and Culture

	2007-08	2008-09	2009-10
Major Concessions	$m	$m	$m

Department of Environment and Climate Change — free or discounted entry to National Parks
Holders of Pensioner Concession Cards, Seniors, Volunteers and Community Groups receive free or discounted entry to National Parks	7	7	8

Concessional vessel registration
NSW Maritime provides a 50 per cent concession on recreational vessel registration to holders of Pensioner Concession Cards and Repatriation Health Cards	1	1	1

E-30	Budget Statement 2009-10

Minor Concessions (< $1 million)
•	NSW Maritime — concessional recreational boating licence and private mooring licence for pensioners

•	Royal Botanic Gardens and Domain Trust — concessional admission charges on entry to the Tropical Centre, Mount Annan Botanic Garden and Mount Tomah Botanic Garden for pensioners and seniors card holders

•	Historic Houses Trust of NSW — concessional admission charges for unemployed, children, pensioners, seniors and students

•	Australian Museum — concessional or reduced admission charges to students, the unemployed and holders of pensioner health care cards, free general admission to seniors card holders, disadvantaged school students, accompanying adults with school groups, Museum Society members and children under five years old.

•	Museum of Applied Arts and Sciences — concessional admission charges for children, students, seniors and the unemployed. Country residents are entitled to a concession on the Museum’s household membership. Concessional rates for venue hire apply to community or charitable groups

•	Sydney Opera House — concessional charges on guided tours for children, pensioners, seniors, students and school group tours and

•	Art Gallery of NSW — concessional admission charges for entry to special exhibitions for the unemployed, children, pensioners, seniors, students and school groups.
Table E20: Agriculture, Forestry and Fishing

	2007-08	2008-09	2009-10
Major Concessions	$m	$m	$m

Recreational fishing fee concession
Pensioners and children are exempt from the recreational fishing fee.	4	4	4

Minor Concessions (< $1 million)
•	Forests NSW provides pensioner discounts on firewood permits for the collection of firewood and discounts to charitable organisations on the purchase of Christmas trees.

Budget Statement 2009-10	E-31

GLOSSARY
Advances
Loans received/made for policy rather than for liquidity management purposes.
Appropriation
The funds appropriated by Parliament from the consolidated fund to Ministers for the purposes of funding agency activities (either recurrent or capital).
Budget dependent agencies
These are general government agencies that receive an appropriation from the Consolidated Fund. This is their predominant funding source (rather than user charges or other revenues).
Budget result
The budget result represents the difference between expenses and revenues from transactions for the general government sector. This measure is equivalent to the net operating balance adopted in accounting standard AASB 1049 Whole-of-Government and General Government Sector Financial Reporting.
Capital grants
Amounts paid or received for capital purposes for which no economic benefits of equal value are receivable or payable in return.
Cash surplus/(deficit)
Net cash flows from operating activities plus net cash flows from acquisition and disposal of non-financial assets (less distributions paid for the Public non-financial corporation [PNFC] and public financial corporation [PFC] sectors).
Cash surplus/(deficit) (ABS GFS)
As above, less the value of assets acquired under finance leases and similar arrangements.

Budget Statement 2009-10	G-1

Change in net worth (comprehensive result)
Change in net worth (comprehensive result) is revenue from transactions less expenses from transactions plus other economic flows, and measures the variation in a government’s accumulated assets and liabilities.
Consolidated Fund
The fund is established under s39 of the Constitution Act 1902. Public monies collected on behalf of the State form this fund. This includes:
•	taxes, fines, fees collected

•	Australian Government grants

•	dividends and tax equivalent payments from public trading and public financial enterprises and

•	recurrent and capital appropriations to agencies.
Current grants
Amounts paid or received for current purposes for which no economic benefits of equal value are receivable or payable in return.
Fiscal aggregates
These are analytical balances that are useful for macroeconomic purposes, including assessing the impact of a government and its sectors on the economy. AASB 1049 prescribes net operating balance, net lending/borrowing (fiscal balance), change in net worth (comprehensive result), net worth, and cash surplus/(deficit). The Uniform Presentation Framework prescribes additional fiscal aggregates not included in AASB 1049. These are net debt, net financial worth, net financial liabilities and ABS GFS cash surplus/deficit.
Fiscal Responsibility Act 2005
The act sets out both medium-term and long-term fiscal targets and principles providing a framework for budgeting in New South Wales.
Full-time equivalent (FTE)
This is the standard measure of staffing in terms of a full-time equivalent number of positions.

G-2	Budget Statement 2009-10

General government sector
This is an ABS classification of agencies that provide public services (such as health, education and police), or perform a regulatory function. General government agencies are funded in the main by taxation (directly or indirectly). Within this sector there are budget dependent and non-budget dependent agencies.
Government finance statistics (GFS)
A system of financial reporting developed by the International Monetary Fund and used by the Australian Bureau of Statistics to classify the financial transactions of governments and measure their impact on the rest of the economy.
Grants for on-passing
All grants paid to one institutional sector (for example, a state government) to be passed on to another institutional sector (for example, local government or a non-profit institution). For New South Wales, these primarily comprise grants from the Australian Government to be on-passed to specified private schools, and to specified local government authorities.
Gross state product
The total market value of final goods and services produced within a state.
Interest expense
Costs incurred in connection with the borrowing of funds. It includes interest on advances, loans, overdrafts, bonds and bills, deposits, interest components of finance lease repayments, and amortisation of discounts or premiums in relation to borrowings. Where discounting is used, the carrying amount of a liability increases in each period to reflect the passage of time. This increase is also recognised as an interest expense.
Memorandum items — Loan Council
Memorandum items are used to adjust the cash surplus/(deficit) to include in the Loan Council allocation certain transactions that may have the characteristics of public sector borrowings/investments but do not constitute formal borrowings/investments. Examples include operating leases and the movement in government defined benefit superannuation fund assets.

Budget Statement 2009-10	G-3

National agreement payment
An Australian Government grant to States and Territories which must be spent in the key service delivery sector (healthcare, schools, skills and workforce development, disability services and affordable housing, and Indigenous reforms) for which it is provided. States are free to allocate the funds within that sector to achieve the mutually agreed objectives specified in the associated National Agreement.
National partnership payment (NPP)
An Australian Government grant to States and Territories to support the delivery of specified outputs or projects, to facilitate reforms or to reward the delivery of nationally significant reforms. Each NPP is supported by a National Partnership Agreement which defines mutually agreed objectives, outputs and performance benchmarks.
Net acquisition of non-financial assets
This is purchases (or acquisitions) of non-financial assets less sales (or disposals) of non-financial assets less depreciation plus changes in inventories and other movements in non-financial assets. Purchases and sales (or net acquisitions) of non-financial assets generally include accrued expenses and payables for capital items. Other movement in non-financial assets include non-cash capital grant revenue/expenses such as developer contribution assets.
Net cost of services
In agency operating statements this measures the net cost of providing government services. It equals operating expenses less operating revenues, and excludes government contributions.
Net debt
Net debt equals the sum of deposits held, advances received, loans and other borrowings less the sum of cash and deposits, advances paid and investments, loans and placements.
Net financial liabilities
This is the total liabilities less financial assets, other than equity in PNFCs and PFCs. It is a more accurate indicator than net debt of a jurisdiction’s fiscal position. This is because it is a broader measure than net debt in that it includes significant liabilities other than borrowings (for example, accrued employee liabilities such as superannuation and long service leave entitlements). For the PNFC and PFC sectors, it is equal to negative net financial worth. For the general government sector NFL, excluding the net worth of other sectors results in a purer measure than net financial worth as, in general, the net worth of other sectors of government is backed up by physical assets.

G-4	Budget Statement 2009-10

Net financial worth
Net financial worth measures a government’s net holdings of financial assets. It is calculated from the balance sheet as financial assets less liabilities. It is a broader measure than net debt, in that it incorporates provisions made (such as superannuation) as well as holdings of equity. It includes all classes of financial assets and liabilities, only some of which are included in net debt.
Net lending/(borrowing)
The financing requirement of government, calculated as the net operating balance less the net acquisition of non-financial assets. It also equals transactions in financial assets less transactions in liabilities. A positive result reflects a net lending position and a negative result reflects a net borrowing position.
Net operating balance
This is calculated as revenue from transactions less expenses from transactions.
Net worth
It is an economic measure of wealth and is equal to total assets less liabilities.
Nominal dollars/prices
It shows the dollars of the relevant period. No adjustment is made each time period for inflation.
Non-budget dependent general government agencies
These are general government agencies that do not rely on the Consolidated Fund for direct financial support. They predominately source funds from regulatory and user charges (but may receive budget funding in the form of grants from other general government agencies for certain activities or services).
Non-financial public sector (NFPS)
The NFPS is a subsector formed by the consolidation of the general government sector (GGS) and public non-financial corporations (PNFC) sector.
Other economic flows
This is the changes in the volume or value of an asset or liability that do not result from transactions (that is, revaluations and other changes in the volume of assets).
Payables
A liability that includes short and long term trade creditors, and accounts payable.

Budget Statement 2009-10	G-5

Performance Management and Budgeting System (PMBS)
An integrated performance management system that aligns Government priorities and performance targets with agency funding and service delivery plans. The PMBS is a key element of the accountability structures established by the State Plan to improve service delivery performance.
Priority Delivery Plan (PDP)
The State Plan allocates priorities and targets to Lead and Partner Ministers and Agencies. A PDP is an action plan to coordinate Lead and Partner agencies’ service delivery strategies. The plan is prepared by a Lead Minister to support decision making by the Cabinet Standing Committee on State Plan Performance.
Public Private Partnerships (PPP)
This involves the creation of an infrastructure asset through private sector financing and private ownership for a concession period (usually long term). The Government may contribute to the project by providing land or capital works, through risk sharing, revenue diversion or purchase of the agreed services.
Public financial enterprise (PFE)
An ABS classification of agencies that have one, or more, of the following functions:
•	that of a central bank

•	the acceptance of demand, time or savings deposits or

•	the authority to incur liabilities and acquire financial assets in the market on their own account.
For GFS purposes these are referred to as public financial corporations (PFC).
Public trading enterprise (PTE)
An ABS classification of agencies where user charges represent a significant proportion of revenue and the agency operates with a broadly commercial orientation. For GFS purposes, the ABS refers to these as Public Non-Financial Corporations (PNFC).
Receivables
An asset that includes short and long term trade debtors, accounts receivable and interest accrued.

G-6	Budget Statement 2009-10

Result
A description of the desirable impact of services on the community, the environment or the economy. They are consistent with Government priorities.
Results and Services Plan (RSP)
A service delivery and funding plan prepared by an agency to support decision making by the Cabinet Standing Committee on the Budget. The RSP provides a clear “line of sight” for performance management by setting out the linkages between State Plan priorities, the results that an agency is working towards, the services it delivers to contribute to those results, and the costs of delivering those services as reflected in the agency’s budget.
Services
These are the ‘end products’ or direct services that are delivered to clients or recipients, the broader community or another government agency. They are expected to contribute to Government priorities.
Service groups
Services that are grouped together on the basis of the results they contribute to, the client group that they serve, common cost drivers or other service measures. There should be a clear ‘line of sight’ between the service groups and the services and activities that are costed and managed as part of internal business planning.
Service group statement
Each service group statement in Budget Paper No. 3 Budget Estimates includes narrative material — service description and linkage to results — as well as service measures, expense, net cost of service and capital information. Agencies also show employee numbers and matters of public interest, where appropriate.
State owned corporation (SOC)
Government agencies (mostly PTEs) which have been established with a governance structure mirroring as far as possible that of a publicly listed company. NSW state owned corporations are scheduled under the State Owned Corporations Act 1989 (Schedule 5).
Superannuation interest cost
The expense is the net of interest cost on defined benefit superannuation obligations less the long term expected return on plan assets as determined by the accounting standards. It effectively reflects an annual ‘interest’ or opportunity cost of not fully funding the defined benefits superannuation liabilities.

Budget Statement 2009-10	G-7

Other superannuation expense
It includes all superannuation expenses from transactions except superannuation interest cost. It generally includes all employer contributions to accumulation schemes and the current service cost, which is the increase in defined benefit entitlements associated with the employment services provided by employees in the current period. However, superannuation actuarial gains/losses are excluded as they are considered ‘other economic flows’.
Surplus/(deficit)
In Budget Paper No.3 Budget Estimates this is the agency accounting result which corresponds to profit or loss in private sector reports. It equals the net cost of services adjusted for government contributions. This is not the same as the budget result or the GFS cash surplus/(deficit).
Total Asset Management (TAM)
An agency’s TAM plan sets out its asset expenditure priorities and funding projections over a rolling 10 year period, to ensure physical asset management plans are aligned with service priorities and performance targets, and are financially sustainable. TAM covers the acquisition, maintenance, operation and disposal of all physical assets, including land, buildings, infrastructure, plant and equipment, and information technology.
Total expenses
The total amount of expenses incurred in the provision of goods and services, regardless of whether a cash payment is made to meet the expense in the same year. It does not include expenditure on the purchase of assets. It also excludes losses, which are classified as other economic flows.
Total revenues
The total amount of revenue due by way of taxation, Australian Government grants and from other sources (excluding asset sales) regardless of whether a cash payment is received. It excludes gains, which are classified as other economic flows.
Total state sector
Represents all agencies and corporations owned and controlled by the NSW Government. It comprises the general government, public trading (also referred to as the public non-financial corporations) and public financial enterprises.

G-8	Budget Statement 2009-10

INDEX

A
Agency accounting based reports	B-2
Agency classifications	C-1
Australian Accounting Standards — departures from	B-3
Australian Government grants	6-2
Australian tax review	5-8

B
Balance sheet
general government sector	1-15, 9-13
public non-financial corporation sector	9-26
non-financial public sector	9-34
Better Services and Value Plan	1-6, 3-9, 4-5
Budget process
reform priorities	4-3
expenditure strategy	4-3
Budget result
2008-09	1-10, 9-10
2009-10	1-3, 9-10
2010-11 to 2012-13	1-7, 9-10
Budget risks	1-20
Budget scope	B-4, C-1
Business asset sales	8-2
Business investment	2-18

C
Capital expenditure
funding sources	7-7, 7-10, 7-13, 8-9
general government sector	1-13
PTE sector	8-6
Capital structure (PTE)	8-10
Cash flow statement
general government sector	1-17, 9-16
public non-financial corporation sector	9-28
non-financial public sector	9-37
Child protection	4-25
China — trade	2-23
Classification of agencies	C-1
COAG
future developments	6-9
meetings	6-7, 6-8
reform agenda	4-4, 6-3
Commercial PTE sector	8-5
Commonwealth grants	5-14, 6-2
Commonwealth Grants Commission’s 2010 Review	6-17
Commonwealth-State relations	6-1
Comprehensive results	1-3
Concessions
by function	5-23
detailed estimates	E-27
Consolidated budget financial statements	B-1
Consumer behaviour	2-26
Consumer Price Index (CPI)	2-14, 2-20
Contingencies	1-21
COAG reform agenda	4-4, 6-3
Credit markets	2-23

Budget Statement 2009-10	i-1

INDEX

D
Debt management	7-30
Demographic change	3-21
Departures from Australian Accounting Standards	B-3
Dividends	5-17
Drought	2-26
Dwelling investment	2-9

E
Economic situation and outlook	2-1
financial market instability	2-25
global economy	2-22
medium term outlook	2-20
overview	2-2
recent performance	2-5
risks to budget outcomes	1-21
Economy	2-1
Australian	2-12
credit markets	2-23
employment	2-19
gross state product	2-2, 2-10
interest rates	2-6
infrastructure	2-19
New South Wales	2-5, 2-8
risks	1-20
state final demand	2-5, 2-7
support for	3-4
World	2-11
Education and Training	4-16
Efficiency dividends	1-21, 3-11, 4-7
Electricity sector	8-11
Emerging issues — GFS	9-8
Employee costs	4-8
Energy Reform Strategy	8-4
Environment and Natural Resources	4-28
Expenditure strategy	4-3
Expenditure trends and composition	4-7
Expenses
budget estimates 2009-10	1-5
by function (Uniform Presentation Framework)	9-21
by major policy areas	4-11
by service delivery	4-12
composition	4-9
forward estimates 2010-11 to 2012-13	1-9
general government	4-7
revised estimates 2008-09	1-10, D-1

F
Federal financial arrangements	6-1
Financial asset management	7-28
Financial markets	2-25
Financial risk management	7-30
Fines	5-19
First home owner supplement	3-8, 5-3
Fiscal indicators	3-23

i-2	Budget Statement 2009-10

INDEX

Fiscal principles	A-1
Fiscal Responsibility Act 2005	3-4, A-1
Fiscal Strategy	3-2
targets and principles	3-4, 3-20, A-1
impact of 2009-10 Budget on the long-term fiscal gap	3-21

G
Gambling and betting taxes	5-13
Garling Inquiry — Gov. response	4-15
General government
agencies — see also Budget Paper No. 3	C-1
balance sheet	1-15, 9-13
budget result	1-3
capital expenditure	1-13
cash flow statement	1-17, 9-16
expenses	1-5, 4-7
net debt	1-14, 7-9
net financial liabilities	1-14, 7-4
net worth	1-16
operating statement	1-7, 9-10
revenues	1-3, 5-1
scope	C-1
service delivery	4-11
superannuation liabilities	7-16
General purpose payments	5-14
Global economy	2-22
Goods and services tax (GST)
cross subsidies	6-14
GST revenue grants	5-6, 6-10
guaranteed minimum amount	6-13
Government finance statistics	4-11
emerging issues	9-8
Grants revenue	5-14
Gross state product	2-10, 2-27

H
Health	4-13
Horizontal fiscal equalisation	6-2
Housing construction	2-17
support for	3-7
acceleration plan	3-8, 5-2
Housing — social	8-20

I
IPART review of taxation	5-7
India — trade	2-23
Infrastructure investment	3-14
Insurance	7-24
Insurance management	7-34
Interest expense — see net debt
Interest income (revenue)	5-16
Intergovernmental financial relations	6-1
Investment returns	7-24, 7-30

Budget Statement 2009-10	i-3

INDEX

K
Key fiscal indicators	3-23

L
Labour market	2-10
Land tax	5-12
Law and Order	4-22
Liabilities
insurance liabilities	7-24
net financial liabilities	7-2
superannuation liabilities	7-16
Licences (Revenue)	5-19
Loan Council reporting requirements	9-40
Long-term fiscal gap	3-21

M
Marketable securities duty	5-9
Mortgage Duty	5-9
Motor Vehicle Tax	5-13

N
Nation Building — Economic Stimulus Plan	6-8, 8-5
Nation Building for the Future	6-8
National Agreements	6-4
National Partnerships	6-5
Net Assets Holding Level Policy	7-23
Net debt
general government sector	1-14, 3-17, 7-9
PTE sector	7-12
total state sector	3-17, 7-6
Net financial liabilities
general government sector	1-14, 3-19, 7-4
public financial enterprise	7-6
PTE sector	7-5
Trends and forecasts	7-2
Total state sector	3-19
Net lending/borrowing
general government sector	1-2, 9-12
public non-financial corporation sector	9-25
non-financial public sector	9-33
Net operating balance — see Budget result
Net worth	7-15
NSW economy	2-13
NSW Lotteries	8-3
Non-financial public sector statements	9-31, 9-34, 9-37
Non-commercial PTE sector	8-6

O
Operating results
general government sector	1-7
public trading enterprises	8-5
Operating Statement
general government sector	1-7, 9-10
public non-financial corporation sector	9-23
non-financial public sector	9-31
Output and employment	2-15

i-4	Budget Statement 2009-10

INDEX

P
Payroll tax	5-12
payroll tax rate	5-2
payroll tax threshold	5-12
revenue	5-9
Pillar	8-3
Police and Justice	4-22
Population	2-8
Ports	8-18
Public Authorities (Financial Arrangements) Act 1987	7-33
Public liability insurance	7-26
Public non-financial corporation sector — see public trading enterprises (PTE)
Public Order & Safety	4-22
Public trading enterprises (PTE)	8-1
capital expenditure	8-6
dividends	5-17
financing capital expenditure	8-9
net debt	7-12
operating performance	8-5
Uniform Presentation Framework financial statements	9-23, 9-26, 9-28
Public Transport	4-20

R
Rail	8-14
Retail sales volume	2-16
Reform
budget	4-3
COAG	4-4
service Delivery	4-15, 4-18, 4-21, 4-23
Revenue
budget estimates 2009-10	1-3
dividends	5-17
fines	5-19
forward estimates 2010-11 to 2012-13	1-9
GST	5-14
grants and contributions	5-14
interest income	5-16
licences	5-19
regulatory Fees	5-19
revised estimates 2008-09	1-10, D-1
royalties	5-19
sale of goods and services	5-15
taxation policy measures	5-2
tax equivalents	5-17
trends and composition	5-3
Risks to budget outcomes	1-20
Risk management — financial liabilities	7-31
Royalties	5-19

S
Sale of goods and services (revenue)	5-15
Self insurance	7-24
Service delivery	4-11
Social housing	8-20
Social Security and Welfare	4-24
Specific Purpose Payments — see National partnerships
Stamp duties	5-9
State final demand	2-5, 2-7
State infrastructure program	3-14
State Plan	4-3, 8-7

Budget Statement 2009-10	i-5

INDEX

State Super	7-16, 7-23
Superannuation
funding plan	7-21
management	7-33
unfunded liabilities	7-4
Superannuation Administration Corporation	8-3

T
Taxation revenue	5-9
gambling and betting taxes	5-13
land tax	5-12
motor vehicle taxation	5-13
payroll tax	5-12
Transfer duty	5-10
Tax equivalents	5-17
Tax expenditures
by function	5-22
by type of tax	5-10
detailed estimates	E-2
Taxation policy measures	5-2
Total revenue	5-4
Transfer duty	5-10
Transport	4-19, 8-13
Treasurer’s Advance	1-21
Treasury Managed Fund	7-24

U
Unfunded superannuation liabilities	7-4
Uniform Financial Reporting	9-1
Uniform Presentation Framework	9-2
classification of agencies	C-1
departures from Australian Accounting Standards	B-3
general government balance Sheet	9-13
general government cash flow Statement	9-16
general government operating Statement	9-10
general government purchases of non-financial assets	9-22
general government sector expenses by function	9-21
general government sector grants	9-19
general government sector taxes	9-19
Harmonised GFS-GAAP reporting	9-1
Loan Council reporting requirements	9-40
Uniform Presentation Tables	9-19

V
Variations summary 2008-09	D-1
Vertical fiscal imbalance	6-1

W
Wages
expenses	4-8
growth	1-20, 3-10, 4-9
policy	3-9, 4-5
Water sector	8-16

i-6	Budget Statement 2009-10

INDEX

Weight tax	5-9
Workers compensation insurance	7-24
Wood Inquiry — Gov. response	4-25
World output and trade	2-3
WSN Environmental Services	8-4

Budget Statement 2009-10	i-7